As filed with the Securities and Exchange Commission on November 29, 2010.
Registration No. 333-170618

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

QLIK TECHNOLOGIES INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	7372	20-1643718
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

150 N. Radnor Chester Road
Suite E220
Radnor, Pennsylvania 19087
(888) 828-9768

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Lars Björk
President and Chief Executive Officer
150 N. Radnor Chester Road
Suite E220
Radnor, Pennsylvania 19087
(888) 828-9768

(Name, address, including zip code and telephone number, including area code, of agent for service)
Copies to:

Jay K. Hachigian, Esq.	Richard D. Truesdell, Jr., Esq.
Richard R. Hesp, Esq.	Davis Polk & Wardwell LLP
Gunderson Dettmer Stough	450 Lexington Avenue
Villeneuve Franklin & Hachigian, LLP	New York, NY 10017
850 Winter Street	Telephone: (212) 450-4000
Waltham, Massachusetts 02451	Telecopy: (212) 701-5800
Telephone: (781) 890-8800
Telecopy: (781) 622-1622

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued November 29, 2010
10,000,000 Shares

COMMON STOCK

The selling stockholders named in this prospectus, which include certain members of our board of directors and management, are offering 10,000,000 shares of our common stock. Qlik Technologies Inc. will not receive any proceeds from the sale of common stock by the selling stockholders.

Our common stock is listed on the Nasdaq Global Market under the symbol “QLIK.” The last sale price of our common stock on November 26, 2010, as reported by the Nasdaq Global Market, was $23.94 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

PRICE $      A SHARE

		Underwriting	Proceeds to
	Price to	Discounts and	Selling
	Public	Commissions	Stockholders

Per share	$	$	$
Total	$	$	$

Certain of the selling stockholders have granted the underwriters the right to purchase up to an additional 1,500,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on          , 2010.

MORGAN STANLEY	CITI	J.P. MORGAN

JEFFERIES & COMPANY	STIFEL NICOLAUS WEISEL

          , 2010

We, the selling stockholders and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give to you. Neither the selling stockholders nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

For investors outside of the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Unless the context indicates otherwise, as used in this prospectus, the terms “Qlik Technologies” and “QlikTech” refer to Qlik Technologies Inc. The terms “Powered by QlikView,” “Qlik,” “QlikView,” “QlikView Local Client,” “QlikView Server,” “QlikView Publisher,” “QlikCommunity” and “QlikAcademy” are our trademarks. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights the most important features of this offering and the information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under the heading “Risk Factors” and our consolidated financial statements and related notes included in this prospectus.

QLIK TECHNOLOGIES INC.

Overview

We have pioneered a powerful, easy-to-use business intelligence solution that enables our customers to make better and faster business decisions. Our software platform, QlikView, combines enterprise-class analytics and search functionality with the simplicity and ease-of-use found in office productivity software tools for a broad set of business users. We have grown our customer base from over 2,000 active customers in 2005 to approximately 16,000 active customers as of September 30, 2010 and increased our revenue at a 55% compound annual growth rate during the same period. Our solution addresses the needs of a diverse range of customers, from middle market customers to large enterprises such as Autodesk, Campbell Soup Company, Colonial Life, The Dannon Company, Inc., Heidelberger Druckmaschinen AG, ING, Kraft Foods, Lifetime Brands, Nasdaq OMX, National Health Service (NHS), Qualcomm, Symantec and Volvo Car UK Limited. We have customers in over 100 countries, and approximately 75% of our revenue for the nine months ended September 30, 2010 was derived internationally.

According to a 2010 International Data Corporation (IDC) report, the business intelligence market is projected to grow to $8.5 billion in 2010. We believe QlikView addresses a broader market opportunity than solely traditional users of business intelligence tools. We estimate that less than 30% of total potential users within organizations use business intelligence software. Small businesses and medium-sized enterprises have had limited adoption of traditional business intelligence solutions due to their high cost and complexity. QlikView addresses the needs of all business users in companies of all sizes.

QlikView empowers business users to navigate data in a manner consistent with the fluid, associative nature of human thought. QlikView is powered by our in-memory associative search technology which has utilized rapid advances in computing power to yield significant improvement in flexibility and performance at a lower cost than traditional business intelligence solutions. Our technology platform enables users to consolidate large, disparate data sets and discover relationships within data in real time when requested by the user. QlikView also visualizes this data in a simple, intuitive user interface that enables users to interactively explore and analyze information.

We have a differentiated business model designed to accelerate the adoption of our product by reducing the time and cost to purchase and implement our software. Our low risk approach to product sales provides a needed alternative to costly, all-or-nothing, traditional business intelligence sales models by offering free product downloads to individuals and a 30-day money back guarantee upon purchase. We initially focus on specific business users or departments within a prospective customer’s organization and seek to solve a targeted business need. After demonstrating QlikView’s benefits to initial adopters within an organization, we work to expand sales of our product to other business units, geographies and use cases with the long-term goal of broad organizational deployment. According to a 2009 IDC survey, 44% of our customers deploy QlikView in less than one month and 77% of our customers deploy QlikView in less than three months. In comparison, our customers have indicated to us that their prior implementations of traditional business intelligence tools often take up to 18 months. We have a diversified distribution model that consists of a direct sales force and a partner network that includes resellers, original equipment manufacturers (known as OEMs) and systems integrators. Additionally, our online user community, QlikCommunity, provides us with a loyal and growing network of users who promote our software, provide support for other users and contribute valuable insights and feedback for our product development efforts.

For the years ended December 31, 2009, 2008 and 2007, our revenue was $157.4 million, $118.3 million and $80.6 million, representing year-over-year growth of 33% in 2009 and 47% in 2008. For the nine months ended

September 30, 2010, our revenue was $145.2 million, representing 51.9% growth over the same period the prior year. In addition, we generated operating income of $13.2 million, $1.6 million and $0.1 million in 2009, 2008 and 2007. For the nine months ended September 30, 2010, we generated operating income of $11.0 million. For the year ended December 31, 2009 and the nine months ended September 30, 2010, software license and maintenance revenue comprised 90% and professional services and training comprised 10% of our total revenue.

Our Industry

We believe that to succeed in today’s increasingly competitive markets, businesses must accelerate the rate at which they identify and respond to changing business conditions. An organization’s market agility and ultimate success are dependent upon its ability to harness the power of increasing volumes of information to make effective business decisions which can be achieved by business intelligence and data analytics software. The use and importance of this software within organizations of all sizes has significantly increased for several reasons, including:

Exponential Growth in Data Available for Analysis.  Over the last two decades, organizations have made significant investments in software applications that produce substantial amounts of data that is often stored in different formats, making it challenging to efficiently analyze the data and gain insight from it without using powerful data analytics solutions.

Disparate Data Sources.  In today’s highly competitive marketplace, companies are expanding operations through geographic diversification, acquisitions and partnerships, while more closely integrating their systems with those of their customers, partners and suppliers. As a result, organizations often deploy a number of tools, including data integration software, data warehouses and business intelligence tools, to gain insight from this disparate business data.

Decentralized Decision-Making.  We believe that many organizations are shifting towards decentralized decision-making in order to more efficiently respond to changing industry trends and competitive threats. This shift has created the need for intuitive data analysis tools that support employees at all levels of the organization as they assume more responsibility for making critical business decisions.

Although these trends have led to increased adoption of business intelligence and data analytics tools, we believe that most traditional tools are inadequate to meet the needs of users and face the following limitations:

Analysis Tools Not Designed for Business Users.  Most traditional business intelligence tools were developed specifically for data analysts and other quantitative professionals and require sophisticated programming in order to build pre-defined data sets and conduct analysis. A typical business user does not possess the skills or authority needed to modify the underlying data set and therefore receives static reports. As a result, these users lack access to critical data in a timely manner and may miss important insights needed to make business decisions.

Highly Inflexible Solutions are Difficult to Implement and Maintain.  Traditional business intelligence solutions require the integration and summarization of large volumes of data stored across an organization, which can be a time-consuming process that requires significant professional services support. In addition, a substantial investment of time and money can be required to refresh the data summarization as the underlying data sources evolve and change.

Substantial Total-Cost-of-Ownership.  Organizations incur significant hardware, software and professional services costs to deploy and maintain traditional business intelligence solutions. We estimate that the cost of development for business intelligence and data warehouse applications is about three to five times the cost of the software.

Spreadsheets Not Suited for Data Analysis and Lack Reliability.  Spreadsheets have been widely adopted by business users for data analysis because they are readily available. However, spreadsheets are general purpose business productivity tools designed for data input and calculation that do not scale to support large data sets and lack auditing capabilities, sophisticated data security features and multi-user collaboration tools.

Our Market Opportunity

QlikView addresses a broader market opportunity than just traditional users of business intelligence tools. According to a 2010 IDC report, the business intelligence market is projected to grow to $8.5 billion in 2010. We believe that published market size estimates exclude the vast majority of business users, as most of these individuals do not use traditional business intelligence solutions due to their cost and complexity.

The market for our software platform extends beyond large enterprises which have historically been the most frequent adopters of traditional business intelligence tools. The substantial cost and complexity of these traditional tools have limited adoption by small businesses and medium-sized enterprises. These potential users and customer segments represent a large, underpenetrated market opportunity that we believe will increasingly deploy powerful, enterprise-class software platforms if they are lower cost and easy to use. In addition to the business intelligence market, we also believe QlikView can be used to satisfy business users’ needs in the broader information access market, which includes also the search and discovery software market that according to a 2010 IDC report is projected to grow to $2.3 billion in 2010.

Our Solution

QlikView is an innovative business intelligence solution that combines enterprise-class analytics with the simplicity and ease-of-use found in office productivity software tools. We designed QlikView to enable business users in organizations of all sizes to make faster and better decisions. The key differentiators of our solution include:

Intuitive Experience Drives Broad Adoption.  Unlike traditional business intelligence tools, QlikView empowers business users with sophisticated analytic capabilities delivered through an easy-to-use, intuitive user interface. QlikView extends the power of data analytics to the business users by allowing them to search associatively and define visual charts through simple point-and-click technology without the help of information technology (or IT) staff.

Faster Decision Cycles Increase Business Agility.  QlikView can be installed and implemented throughout an organization in less than three months, compared to traditional business intelligence tools which we believe on average can take up to 18 months to implement. In addition, a customer’s analysis can be rapidly updated as underlying data evolves and analytic requirements change which enables business users to intuitively interrogate and analyze data in real time and reduce decision cycles.

Lower Total Cost-of-Ownership Yields Higher ROI.  QlikView can be implemented in a self-service manner and requires less expenditures on hardware, software, services and ongoing IT support as compared to traditional business intelligence solutions.

Highly Scalable In-Memory Architecture Leverages Hardware Advances.  QlikView benefits from two important computer hardware trends: 64-bit computing, which increases the amount of memory available on computers, and multi-core central processing units, or CPUs, which allow for parallel processing of complex calculations. The expected improvements in memory capacity and CPU performance will drive QlikView’s future performance with minimal incremental investment.

Open Platform Focus.  QlikView is designed to be the easiest and fastest business intelligence platform on which business users can develop analytic applications. We license our platform to partners, such as independent software vendors and systems integrators, to create a wide variety of purpose-specific analytic applications.

Our Business Model

To complement QlikView, we have developed a differentiated business model that has the following attributes:

Broad User Focus.  We seek to market and sell directly to the business user by providing an intuitive software platform that can be installed and used with minimal training. Unlike most existing business intelligence tools, QlikView is designed for business users and does not require substantial IT support to install, integrate and maintain.

Low Risk Rapid Product Adoption.  To facilitate rapid adoption of our platform, we allow our customers to purchase licenses in the way that best meets their needs, including on an individual, workgroup, departmental or enterprise-wide basis. In addition, we offer free product downloads to individual users and a 30-day money back guarantee upon purchase.

“Land and Expand” Customer Penetration.  We seek to initially “land” within the organization of a new customer by solving a business need of specific business users or departments. We then work to “expand” the use of our solution across the organization by targeting other business units, geographies and use cases. Our customer penetration strategy is focused on creating a loyal user base that promotes adoption through tangible results and powerful, word-of-mouth marketing, which facilitate incremental sales.

Globally Diversified Distribution Model.  We seek to maximize the reach of the QlikView platform by employing a multi-pronged sales approach that leverages a direct sales force and partner network which includes resellers, OEM relationships and systems integrators. We typically enter new markets through partnerships and reseller agreements to minimize cost and risk while assessing demand in the new market. We currently have distribution capabilities in over 100 countries and a network of over 1,100 channel partners worldwide to help generate demand for QlikView.

Community-Based Marketing and Support.  We have established QlikCommunity, our user community, to augment our development, marketing and support efforts. This community of over 37,000 registered users as of September 30, 2010 promotes the use of our software within their organizations as well as to other organizations.

Our Growth Strategy

We intend to make QlikView the primary platform on which business users, in companies of all sizes, make critical business decisions. The key elements of our growth strategy include:

Increase Our Global Market Penetration.  We intend to expand our presence in targeted geographies by growing our direct sales force and global partner network. We began our operations in Sweden, have established a substantial foothold in Western Europe and will continue to seek to expand globally, particularly in the United States, Japan, Australia, China, Russia and Brazil.

Further Penetrate Our Existing Customer Base.  We intend to increase penetration of existing customers by capitalizing on current users’ satisfaction to promote QlikView to other users and departments within their organizations. Historically, we have effectively migrated new customers from single project and departmental deployments to multi-department deployments over time.

Extend Our Software Platform to Provide New Business Solutions.  We plan to enhance our current platform by adding new functionality that extends our analytics, visualization and search capabilities to broader use cases. We believe that QlikView’s capabilities can be extended to adjacent areas where data-driven decisions are critical including website navigation, content search and information management, external data communication, product configuration and e-commerce applications.

Expand Our OEM Alliances and Strategic Relationships.  We have an ongoing effort to increase our number of OEM alliances with other independent software vendors that license our technology to embed within and enhance their solutions. We believe we have a significant opportunity to expand the use of QlikView through our OEM relationships, which accounted for approximately 6% of our sales in 2009 and for the nine months ended September 30, 2010, as well as through other distribution relationships. In addition, we seek to expand our strategic reseller agreements and relationships with systems integrators and consultants and to use this channel to generate additional inbound customer prospects.

Enhance Adoption of QlikView by Offering a Robust Mobile Solution.  We intend to offer a variety of delivery options that enable our customers to use our software from any location over any device. QlikView is available for many popular mobile platforms, including Apple iPhone and iPad, Android, BlackBerry and Symbian-based smart phones.

Risks Associated with Our Business

Our business is subject to numerous risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

•	we have limited experience in targeting a global marketplace which impedes our ability to forecast quarterly and annual revenues accurately

•	our quarterly operating results are subject to fluctuations which could cause our stock price to decline

•	we are dependent on a single product platform, QlikView

•	the market for business intelligence software is still evolving and if this market or our market share fail to grow, our business would be harmed

•	our success is dependent on maintaining successful relationships with strategic channel partners and expanding our direct sales capabilities

•	management of our international operations is complex

•	demand for our software platform may be adversely affected by changing industry standards

•	we are dependent on our customers’ renewal of their maintenance contracts

•	we face intense competition, and most of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have

Our Corporate Information

We were founded in Sweden in 1993. From 1993 until 1999, our activities were focused on software research and development that resulted in QlikView’s core technology, and from 1999 until 2004 we focused on the commercialization of our technology primarily in the Nordic market and limited regions of Europe. In late 2004, we reincorporated in Delaware and began to broaden our marketing and sales activities in the United States and continued our expansion globally. Our principal executive offices are located at 150 N. Radnor Chester Road, Suite E220, Radnor, Pennsylvania 19087 and our telephone number is (888) 828-9768. Our website address is www.qlikview.com. The information on, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Common stock offered by the selling stockholders	10,000,000 shares

Over-allotment option offered by certain of the selling stockholders	1,500,000 shares

Common stock to be outstanding after this offering	77,218,996 shares

Use of proceeds	The selling stockholders, including certain members of our board of directors and management, will receive all of the proceeds from this offering, and we will not receive any proceeds from the sale of shares in this offering. Any proceeds received by us in connection with the exercise of options or warrants to purchase shares of our common stock by the selling stockholders will be used for general corporate purposes. See “Use of Proceeds”. For more information on our selling stockholders, see “Principal and Selling Stockholders”.

Nasdaq Global Market symbol	“QLIK”

The number of shares of our common stock to be outstanding after the offering is based on 77,218,996 shares of common stock outstanding as of September 30, 2010.

Except where stated otherwise herein, the number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 2010, and does not take into account:

•	12,735,236 shares issuable upon exercise of options outstanding as of September 30, 2010 at a weighted average exercise price of approximately $2.28 per share (including an aggregate of 299,685 shares of common stock that will be issued upon the exercise of options at a weighted average exercise price of $1.10 per share by certain selling stockholders in connection with this offering);

•	37,500 shares of common stock issuable upon vesting of restricted stock units outstanding as of September 30, 2010;

•	2,973,850 shares reserved as of September 30, 2010 for future issuance under our stock-based compensation plans;

•	93,981 shares issuable upon the exercise of a warrant outstanding as of September 30, 2010 at an exercise price of $1.65 per share (which warrant was subsequently exercised in full in November 2010);

•	260,082 shares issuable upon the exercise of a warrant outstanding as of September 30, 2010 at an exercise price of approximately $0.63 per share (which warrant was subsequently exercised in November 2010 on a net exercise basis for 253,605 shares of common stock); and

•	214,200 shares issuable upon the exercise of a warrant outstanding as of September 30, 2010 at an exercise price of approximately $2.31 per share (which warrant we anticipate will be exercised in full by a selling stockholder in connection with this offering).

Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The tables below summarize our consolidated financial data. The following summary financial data should be read together with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The data for each of the three years ended December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The data for the nine month periods ended September 30, 2009 and 2010 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

				Nine Months
	Year Ended December 31,			Ended September 30,
Consolidated Statement of Operations Data:	2007	2008	2009	2009	2010
				(unaudited)
	(in thousands, except for share and per share amounts)

Revenue:
License revenue	$51,482	$74,446	$99,864	$56,192	$88,905

Maintenance revenue	17,747	29,401	41,390	28,611	41,560
Professional services revenue	11,357	14,417	16,105	10,752	14,698

Total revenue	80,586	118,264	157,359	95,555	145,163
Cost of revenue:
License revenue	2,949	3,071	3,663	1,791	2,568
Maintenance revenue	580	1,365	1,635	1,233	2,673
Professional services revenue	8,177	9,562	11,802	8,138	10,924

Total cost of revenue(1)	11,706	13,998	17,100	11,162	16,165

Gross profit	68,880	104,266	140,259	84,393	128,998
Operating expenses:
Sales and marketing(1)	48,249	74,267	93,349	65,923	81,710
Research and development(1)	5,419	8,258	8,735	6,337	8,781
General and administrative(1)	15,154	20,190	25,009	19,483	27,495

Total operating expenses	68,822	102,715	127,093	91,743	117,986

Income (loss) from operations	58	1,551	13,166	(7,350)	11,012
Other income (expense), net	(463)	3,304	(4,529)	(3,910)	(6,509)

Income (loss) before benefit (provision) for income taxes	(405)	4,855	8,637	(11,260)	4,503
Benefit (provision) for income taxes	40	(1,860)	(1,776)	2,779	(1,595)

Net income (loss)	$(365)	$2,995	$6,861	$(8,481)	$2,908

Net income (loss) per common share(2):
Basic	$(0.03)	$0.01	$0.07	$(0.52)	$0.01
Diluted	$(0.03)	$0.01	$0.06	$(0.52)	$0.01
Weighted average number of shares outstanding:
Basic	13,526,926	14,552,999	16,267,186	16,168,440	34,235,347
Diluted	13,526,926	16,523,443	20,778,448	16,168,440	41,446,016
Pro forma net income per common share (unaudited)(3):
Basic			$0.13		$0.08
Diluted			$0.12		$0.07
Weighted average number of shares used in pro forma computation (unaudited)(3):
Basic			62,988,610		63,927,793
Diluted			67,759,800		71,536,784
Pro forma as adjusted net income per common share (unaudited)(4)
Basic			$0.12		$0.07
Diluted			$0.11		$0.06
Weighted average number of shares used in pro forma as adjusted computation (unaudited)(4)
Basic			75,868,610		76,807,793
Diluted			80,639,800		84,416,784

(1) Includes stock-based compensation expense as follows:

				Nine Months
	Year Ended December 31,			Ended September 30,
	2007	2008	2009	2009	2010
				(unaudited)
	(in thousands, except for share and per share amounts)

Cost of revenue	$12	$39	$82	$59	$99
Sales and marketing	103	285	733	536	992
Research and development	6	19	79	54	63
General and administrative	69	388	585	445	763

	$190	$731	$1,479	$1,094	$1,917

(2)	We applied the two-class method to compute net income (loss) per common share which requires that earnings attributable to common stockholders for the period be allocated between common and participating securities based upon their respective contractual rights to receive distributed and undistributed earnings. Subsequent to the effectiveness of the registration statement for our initial public offering, the two-class method is no longer applicable. During the nine months ended September 30, 2010, we applied the two-class method through the effective date of the registration statement for our initial public offering, and we allocated all earnings thereafter to common stockholders. See Note 2 of the notes to each of our consolidated financial statements.

(3)	The pro forma basic and diluted net income per share have been calculated assuming (i) the renaming of our Series A common stock as common stock for all periods presented, (ii) the conversion of all outstanding shares of Series A and Series AA preferred stock into an aggregate of 46,721,424 shares of our common stock as of the beginning of the applicable period and (iii) the reclassification of outstanding preferred stock warrants from long term liabilities to additional paid-in capital as of the beginning of the applicable period. The numerator of the pro forma net income per share calculation is derived by adding the approximately $1.372 million and $1.962 million charge for the year ended December 31, 2009 and the nine months ended September 30, 2010 related to the preferred stock warrant liability to net income as reported of approximately $6.861 million and $2.908 million for the year ended December 31, 2009 and the nine months ended September 30, 2010 to arrive at net income attributable to common shares of approximately $8.233 million and $4.870 million for the year ended December 31, 2009 and the nine months ended September 30, 2010.

(4)	The pro forma as adjusted basic and diluted net income per share have been calculated assuming (i) the renaming of our Series A common stock as common stock for all periods presented, (ii) the conversion of all outstanding shares of Series A and Series AA preferred stock into an aggregate of 46,721,424 shares of our common stock as of the beginning of the applicable period, (iii) the reclassification of outstanding preferred stock warrants from long-term liabilities to additional paid-in capital as of the beginning of the applicable period, (iv) the sale by us of the 12,880,000 shares of common stock in our initial public offering as of the beginning of the applicable period, (v) the filing of our restated certificate of incorporation in July 2010; and (vi) the use of approximately $5.3 million of the net proceeds of our initial public offering to repay in full the principal and accrued interest and to pay a prepayment fee on our prior debt facility from Stiftelsen Industrifonden as of the beginning of the applicable period. The numerator of the pro forma as adjusted net income per share calculation is derived by adding the approximately $1.372 million and $1.962 million charge related to the preferred stock warrant liability for the year ended December 31, 2009 and the nine months ended September 30, 2010 and the interest recorded related to the Stiftelsen Industrifonden debt facility of approximately $0.8 million and $0.5 million for the year ended December 31, 2009 and the nine months ended September 30, 2010 to net income as reported of approximately $6.861 million and $2.908 million for the year ended December 31, 2009 and the nine months ended September 30, 2010 to arrive at net income attributable to common shares of approximately $9.033 million and $5.370 million for the year ended December 31, 2009 and the nine months ended September 30, 2010.

The following table presents our summary consolidated balance sheet data as of September 30, 2010:

Consolidated Balance Sheet Data:	As of September 30, 2010
(unaudited)
(in thousands)

Cash and cash equivalents	$156,254
Working capital	134,218
Deferred revenue	37,474
Total assets	223,452
Long-term obligations, including current portion	2,295
Total stockholders’ equity	144,188

RISK FACTORS

Investing in our common stock involves a high degree of risk. The risks described below are not the only ones facing us. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the following risks actually occur, our business, operating results or financial condition could be materially harmed. In such cases, the trading price of our common stock could decline and you may lose all or part of your investment. Before investing in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus, including the financial statements and the notes thereto.

Risks Related to Our Business and Industry

We have limited experience in targeting a global marketplace and compete in a rapidly evolving industry which makes our future operating results difficult to predict.

We have limited experience in targeting the global business intelligence marketplace. In addition, we have a limited operating history in an industry characterized by rapid technological innovation, changing customer needs, evolving industry standards and frequent introductions of new products, enhancements and services. Any of these factors can render our existing software platform and services obsolete or unmarketable. We believe that our future success will depend in large part on our ability:

•	to support current and future releases of popular hardware, operating systems, computer programming languages, databases and software applications

•	to develop new products that achieve market acceptance in a timely manner

•	to meet an expanding range of customer requirements

As we encounter increasing competitive pressures, we will likely be required to modify, enhance, reposition or introduce new products and service offerings. We may not be successful in doing so in a timely, cost-effective and appropriately responsive manner, or at all. All of these factors make it difficult to predict our future operating results which may impair our ability to manage our business and your ability to assess our prospects.

We may experience quarterly fluctuations in our operating results due to a number of factors which make our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our common stock could decline substantially.

Our operating results have varied in the past. In addition to other risk factors listed in this “Risk Factors” section, factors that may affect our quarterly operating results, business and financial condition include the following:

•	demand for our software platform and services and the size and timing of orders

•	market acceptance of our current and future products

•	a slowdown in spending on information technology and software by our current and/or prospective customers

•	sales cycles and performance of our indirect channel partners and original equipment manufacturers (known as OEMs)

•	budgeting cycles of our customers

•	the management, performance and expansion of our international operations

•	the rate of renewals of our maintenance agreements

•	changes in the competitive dynamics of our markets

•	our ability to control costs, including our operating expenses

•	foreign currency exchange rate fluctuations

•	customers delaying purchasing decisions in anticipation of new products or product enhancements by us or our competitors

•	the outcome or publicity surrounding any pending or threatened lawsuits

•	the timing of recognizing revenue in any given quarter as a result of revenue recognition rules

•	an increase in the rate of product returns

•	failure to successfully manage any acquisitions

•	general economic and political conditions in our domestic and international markets

In addition, we may in the future experience fluctuations in our gross and operating margins due to changes in the mix of our direct and indirect sales, domestic and international revenues, and license and service revenues.

We may implement changes to our license pricing structure for all of our products including increased prices and modified licensing parameters. If these changes are not accepted by our current or future customers, our business, operating results and financial condition could be harmed.

Based upon all of the factors described above, we have a limited ability to forecast the amount and mix of future revenues and expenses, and it is likely that at some time our operating results will fall below our estimates or the expectations of public market analysts and investors.

We depend on revenue from a single product platform.

We are dependent on a single product platform, QlikView. Our business would be harmed by a decline in demand for, or in the price of, our software platform as a result of, among other factors:

•	any change in our pricing model

•	increased competition

•	support, research and development or other expenditures undertaken in attempts, whether or not successful, to develop new products

•	a maturation in the markets for our products

Our financial results would suffer if the market for business intelligence software does not continue to grow or if we are unable to further penetrate this market.

Nearly all of our revenues to date have come from sales of business intelligence software and related maintenance services. We expect these sales to account for substantially all of our revenues for the foreseeable future. Although demand for business intelligence software has grown in recent years, the market for business intelligence software applications is still evolving. We cannot be sure that this market will continue to grow or, even if it does grow, that customers will purchase our software platform or services. We have spent, and intend to keep spending, considerable resources to educate potential customers about business intelligence software in general and our software platform in particular. However, we cannot be sure that these expenditures will help our software platform achieve any additional market acceptance or enable us to attract new customers or new users at existing customers. A reduction in the demand for our services and software platform could be caused by, among other things, lack of customer acceptance, weakening economic conditions, competing technologies and services or decreases in software spending. If the market and our market share fail to grow or grow more slowly than we currently expect, our business, operating results and financial condition would be harmed.

We use indirect channel partners and if we are unable to maintain successful relationships with them, our business, operating results and financial condition could be harmed.

In addition to our direct sales force, we use strategic indirect channel partners such as distribution partners, value-added resellers, system integrators and OEMs to license and support our software platform. For the nine months ended September 30, 2010, transactions by indirect channel partners accounted for approximately 50% of our total product licenses revenues and first years’ maintenance billings.

Our channel partners may offer customers the products of several different companies, including products that compete with ours. Our channel partners generally do not have an exclusive relationship with us; thus, we cannot be certain that they will prioritize or provide adequate resources for selling our products. Divergence in strategy or contract defaults by any of these channel partners may harm our ability to develop, market, sell or support our software platform. In addition, establishing and retaining qualified indirect sales channel partners and training them in our software platform and services require significant time and resources. In order to develop and expand our distribution channel, we must continue to scale and improve our processes and procedures that support our channel, including investment in systems and training. These processes and procedures may become increasingly complex and difficult to manage as we grow our organization.

Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our channel partners. There can be no assurance that our channel partners will continue to cooperate with us when our distribution agreements expire or are up for renewal. If we are unable to maintain our relationships with these channel partners, our business, operating results and financial condition could be harmed. In addition, there can be no assurance that actions taken or not taken by such parties will not harm us. Also, in a number of regions we rely on a limited number of resellers, and our business may be harmed if any of these resellers were to fail to effectively address their specified geographic territories.

In addition, we rely on our channel partners to operate in accordance with the terms of their contractual agreements with us. For example, our agreements with our channel partners limit the terms and conditions pursuant to which they are authorized to resell or distribute our software and offer technical support and related services. We also typically require our channel partners to provide us with the dates and details of product license transactions sold to end user customers. If our channel partners do not comply with their contractual obligations to us, our business, results of operations and financial condition may be harmed.

If we are unable to expand our direct sales capabilities, we may not be able to generate increased revenues.

In order to succeed, we must expand our direct sales force to generate increased revenue from new customers. As of September 30, 2010, we had a team of 140 dedicated direct sales professionals, and we intend to increase our number of direct sales professionals. New hires will require training and will take time to achieve full productivity. We cannot be certain that new hires will become as productive as necessary or that we will be able to hire enough qualified individuals in the future. Failure to hire qualified direct sales personnel will preclude us from expanding our business and growing our revenue.

As we pursue new enterprise customers, additional OEM opportunities or more complicated deployments, our sales cycle and deployment processes may become more unpredictable and require greater time and expense.

Our sales cycle may lengthen as we pursue new enterprise customers. Enterprise customers may undertake a significant evaluation process in regard to enterprise software which can last from several months to a year or longer. If our sales cycle were to lengthen in this manner, events may occur during this period that affect the size or timing of a purchase or even cause cancellations, and this may lead to more unpredictability in our business and operating results. Additionally, sales cycles for sales of our software platform to OEMs tend to be longer, ranging from three to 12 months or more, and may involve convincing a partner’s entire organization that our software platform is the appropriate software for its applications. We may spend substantial time, effort and money on our sales efforts without any assurance that our efforts will produce any sales.

In addition, we may face unexpected deployment challenges with enterprise customers or more complicated installations of our software platform. It may be difficult to deploy our software platform if the customer has unexpected database, hardware or software technology issues. Additional deployment complexities may occur if a customer hires a third party to deploy our software platform or if one of our indirect channel partners leads the implementation of our solution. Any difficulties or delays in the initial implementation could cause customers to reject our software or lead to the delay or non-receipt of future orders, in which case our business, operating results and financial condition would be harmed.

Managing our international operations is complex and our failure to do so successfully could harm our business, operating results and financial condition.

We receive a significant portion of our total revenues from international sales from foreign direct and indirect operations. International revenues accounted for approximately 77% of our total revenues for each of the years ended December 31, 2007, 2008 and 2009, and 74% and 75% for the nine months ended September 30, 2009 and 2010. We have facilities located in Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, India, Italy, Japan, the Netherlands, Portugal, Russia, Singapore, Spain, Sweden, Switzerland and the United Kingdom. We expect to continue to add personnel in additional countries. Our international operations require significant management attention and financial resources.

There are certain risks inherent in our international business activities including, but not limited to:

•	managing and staffing international offices and the increased costs associated with multiple international locations

•	maintaining relationships with indirect channel partners outside the United States, whose sales and lead generation activities are very important to our international operations

•	multiple legal systems and unexpected changes in legal requirements

•	tariffs, export restrictions, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets

•	trade laws and business practices favoring local competition

•	costs of localizing products and potential lack of acceptance of localized versions

•	potential tax issues, including restrictions on repatriating earnings and multiple and conflicting tax laws and regulations

•	weaker intellectual property protection in some countries

•	difficulties in enforcing contracts and collecting accounts receivable, longer sales cycles and longer payment cycles, especially in emerging markets

•	the significant presence of some of our competitors in certain international markets

•	our ability to adapt to sales practices and customer requirements in different cultures

•	political and economic instability, including war and terrorism or the threat of war and terrorism

We believe that, over time, a significant portion of our revenues and costs will continue to be denominated in foreign currencies. To the extent such denomination in foreign currencies does occur, gains and losses on the conversion to United States dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in our results of operations. Although we may in the future decide to undertake foreign exchange hedging transactions to cover a portion of our foreign currency transaction exposure, we currently do not hedge any foreign currency exposure. If we are not effective in any future foreign exchange hedging transactions in which we engage, our business, operating results and financial condition could be harmed.

In addition, compliance with foreign and United States laws and regulations that are applicable to our international operations is complex and may increase our cost of doing business in international jurisdictions, and our international operations could expose us to fines and penalties if we fail to comply with these regulations. These laws and regulations include import and export requirements, United States laws such as the Foreign Corrupt

Practices Act, and local laws prohibiting corrupt payments to governmental officials. Although we have implemented policies and procedures designed to help ensure compliance with these laws, there can be no assurance that our employees, partners and other persons with whom we do business will not take actions in violation of our policies or these laws. Any violations of these laws could subject us to civil or criminal penalties, including substantial fines or prohibitions on our ability to offer our products and services to one or more countries, and could also materially damage our reputation, our brand and our international expansion efforts.

Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales.

If new industry standards emerge or if we are unable to respond to rapid technological changes, demand for our software platform may be adversely affected.

We believe that our future success will depend in large part on our ability:

•	to support current and future industry standards, including databases and operating systems

•	to maintain technological competiveness and meet an expanding range of customer requirements

•	to introduce new products and features for our customers

The emergence of new industry standards in related fields may adversely affect the demand for our existing software platform. This could happen, for example, if new technologies emerged that were incompatible with customer deployments of our software platform. We currently support Open Database Connectivity, or ODBC, and Object Linking and Embedding Database, or OLEDB, standards in database access technology. If we are unable to adapt our software platform on a timely basis to new standards in database access technology, the ability of our software platform to access customer databases could be impaired. In addition, the emergence of new server operating systems standards could adversely affect the demand for our existing software platform. Our platform currently requires the Windows Server operating system when deployed on a server, as used in most multi-user deployments. If customers are unwilling to use Windows Server, we may not be able to achieve compatibility on a timely basis or without substantial research and development and support expense. We currently support all generally available client operating systems that run industry standard web browsers, but we cannot assure you that we will be able to support future client operating systems and web browsers in a timely and cost-effective manner, if at all.

The markets for our software platform and services are also characterized by rapid technological and customer requirement changes. In particular, our technology is optimized for servers utilizing the x86 and x64 families of microprocessors. If the speed and performance of these microprocessor families do not continue to increase at the rates we anticipate, our software may not attain the performance speed and capabilities that we expect. Also, if different microprocessor architecture were to gain widespread acceptance in server applications, we may not be able to achieve compatibility on a timely basis or without substantial research and development and support expense. Difficulty by us in achieving compatibility with different microprocessor architecture or other technological change or in satisfying changing customer requirements could render our existing and future products obsolete and unmarketable. As a result, we may not be able to accurately predict the lifecycle of our software platform and services, and they may become obsolete before we receive the amount of revenues that we anticipate from them.

Business intelligence software is inherently complex. The development and testing of new products and product enhancements can require significant research and development expenditures. As a result, substantial delays in the general availability of such new releases or significant problems in the installation or implementation of such new releases could harm our business, operating results and financial condition. We may not successfully develop and market product enhancements or new products that respond to technological change or new customer requirements. Even if we introduce a new product, we may experience a decline in revenues of our existing products that is not fully matched by the new product’s revenue. For example, customers may delay making purchases of a new product to make a more thorough evaluation of the product, or until industry and marketplace reviews become widely available. In addition, we may lose existing customers who choose a competitor’s product rather than migrate to our new product. This could result in a temporary or permanent revenue shortfall and harm our business.

Our business depends on customers renewing their annual maintenance contracts and our ability to collect renewal fees.

Any decline in maintenance renewals could harm our future operating results. We sell our software platform pursuant to a perpetual license with a fixed upfront fee which ordinarily includes one year of maintenance as part of the initial price. Our customers have no obligation to renew their maintenance agreements after the expiration of this initial period, and they may not renew these agreements. We may be unable to predict future customer renewal rates accurately. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction with our software platform, the prices of our software platform, the prices of products and services offered by our competitors or reductions in our customers’ spending levels. If our customers do not renew their maintenance and support arrangements or if they renew them on less favorable terms, our revenue may decline and our business will suffer. A substantial portion of our quarterly maintenance revenue is attributable to maintenance and support agreements entered into during previous quarters. As a result, if there is a decline in renewed maintenance agreements in any one quarter, only a small portion of the decline will be reflected in our maintenance revenue recognized in that quarter and the rest will be reflected in our maintenance revenue recognized in the following four quarters or more. In addition, we may have difficulties collecting renewal fees from our customers, especially in regards to customers located in emerging international markets. If we are unable to collect renewal fees from customers, our business will be harmed.

Our software platform could contain undetected errors, or bugs, which could cause problems with product performance and which could in turn reduce demand for our software platform, reduce our revenue and lead to product liability claims against us.

Software products like ours, which consist of hundreds of thousands of lines of code and incorporate licensed software from third parties, may contain errors and/or defects. Although we test our software extensively, we have in the past discovered software errors in our products after their introduction. Despite testing by us and by our current and potential customers, errors may be found in new products or releases after commercial shipment or deployment begins. This could result in lost revenue, damage to our reputation or delays in market acceptance which could harm our business, operating results and financial condition. We may also have to expend resources to correct these defects.

Our license agreements with customers typically contain provisions designed to limit our exposure to product liability, warranty and other claims. It is possible, however, that these provisions may not be effective as a result of existing or future laws of certain domestic or international jurisdictions or unfavorable judicial decisions in such jurisdictions, and we may be exposed to product liability, warranty and other claims. If these claims are made, our potential exposure may be substantial given the use of our products in business-critical applications. A successful product liability claim against us could harm our business, operating results and financial condition.

We face intense competition which may lead to reduced revenue and loss of market share.

The markets for business intelligence software, analytical applications and information management are intensely competitive and subject to rapidly changing technology and evolving standards. In addition, many companies in these markets are offering, or may soon offer, products and services that may compete with our software platform.

We face competitors in several broad categories, including business intelligence software, analytical processes, query, search and reporting tools. We compete with large software corporations, including suppliers of enterprise resource planning software that provide one or more capabilities that are competitive with our products, such as IBM (which acquired Cognos in 2008), Microsoft, Oracle (which acquired Hyperion Solutions in 2007) and SAP AG (which acquired Business Objects in 2008), and with open source business intelligence vendors, including Pentaho and JasperSoft. Open source software is software that is made widely available by its authors and is licensed “as is” for a nominal fee or, in some cases, at no charge. As the use of open source software becomes more widespread, certain open source technology could become competitive with our proprietary technology, which could cause sales of our products to decline or force us to reduce the fees we charge for our products. We also compete, or may increasingly in the future compete, with various independent competitors that are primarily focused on business intelligence products, such as Actuate, Information Builders, MicroStrategy, the SAS Institute and TIBCO. We expect additional competition as other established and emerging companies or open source vendors enter the business intelligence software market and new products and technologies are introduced.

Many of our competitors have longer operating histories, significantly greater financial, technical, marketing or other resources and greater name recognition than we do. In addition, many of our competitors have strong relationships with current and potential customers and extensive knowledge of the business intelligence industry. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than us. Increased competition may lead to price cuts, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share. We may not be able to compete successfully against current and future competitors, and our business, operating results and financial condition will be harmed if we fail to meet these competitive pressures.

Current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others. By doing so, these competitors may increase their ability to meet the needs of our potential customers. Our current or prospective indirect channel partners may establish cooperative relationships with our current or future competitors. These relationships may limit our ability to sell our software platform through specific distribution channels. Accordingly, new competitors or alliances among current and future competitors may emerge and rapidly gain significant market share. These developments could limit our ability to obtain revenues from new customers and to maintain technical support revenues from our installed customer base. If we are unable to compete successfully against current and future competitors, our business, operating results and financial condition would be harmed.

If customers demand business intelligence software to be provided via a “software as a service” business model, our business could be harmed.

Software as a service, or SaaS, is a model of software deployment where a software provider typically licenses an application to customers for use as a service on demand through web browser technologies. A SaaS business model can require a vendor to undertake substantial capital investments and related sales and support resources and personnel. If customers were to require business intelligence software like QlikView to be provided via a SaaS deployment, we would need to undertake these investments in order to implement this alternative business model. In addition, we would be obligated to apply new revenue recognition policies. Even if we undertook these investments, we may be unsuccessful in implementing a SaaS business model. These factors could harm our business, operating results and financial condition.

If we fail to develop our brand cost-effectively, our business may be harmed.

We believe that developing and maintaining awareness and integrity of our brand in a cost effective manner are important to achieving widespread acceptance of our existing and future products and are important elements in attracting new customers. We believe that the importance of brand recognition will increase as competition in our market further intensifies. Successful promotion of our brand will depend on the effectiveness of our marketing efforts and on our ability to provide reliable and useful products at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building our brand. We also rely on our customer base and community of end-users in a variety of ways, including to give us feedback on our products and to provide user-based support to our other customers. If we fail to promote and maintain our brand successfully or to maintain loyalty among our customers and QlikCommunity, our user community, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers or to retain our existing customers and our business may be harmed.

If we are unable to manage our growth effectively, our revenues and profits could be adversely affected.

We have recently expanded our operations and employee headcount significantly, and we anticipate that further significant expansion will be required. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Sustaining our growth will place significant demands on our management as well as on our administrative, operational and financial resources. To manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. If we are unable to manage our growth successfully without compromising our quality of service and our profit margins, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, our revenues and profits could be harmed. Risks that we face in undertaking future expansion include:

•	training new personnel to become productive and generate revenue

•	controlling expenses and investments in anticipation of expanded operations

•	implementing and enhancing our administrative infrastructure, systems and processes

•	addressing new markets

•	expanding operations in the United States and new international regions

A failure to manage our growth effectively could harm our ability to market and sell our software platform and maintenance services.

If we are unable to recruit or retain skilled personnel, or if we lose the services of any of our key personnel, our business, operating results and financial condition could be harmed.

Our future success depends on our continuing ability to attract, train and retain highly skilled personnel, and we face intense competition for these employees. We may not be able to retain our current key employees or attract, train or retain other highly skilled personnel in the future. If we lose the services of one or all of these individuals, or if we are unable to attract, train and retain the highly skilled personnel we need, our business, operating results and financial condition could be harmed.

Future product development is dependent on adequate research and development resources.

In order to remain competitive, we must continue to develop new products, applications and enhancements to our existing software platform. This is particularly true as we further expand our product capabilities. Maintaining adequate research and development resources, such as the appropriate personnel, talent and development technology, to meet the demands of the market is essential. Our research and development organization is located in Lund, Sweden, and we may have difficulty hiring suitably skilled personnel in this region or expanding our research and development organization to facilities located in other geographic locations. In addition, many of our competitors expend a considerably greater amount on their respective research and development programs. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors would present an advantage to such competitors. Further, if we are unable to develop products internally due to certain constraints, such as high employee turnover, lack of management ability or a lack of other development resources, this may force us to expand into a certain market or strategy via an acquisition for which we could potentially pay too much or unsuccessfully integrate into our operations.

If we fail to offer high quality customer support, our business would suffer.

Once our software platform and solutions are deployed to our customers, our customers rely on our support services to resolve any related issues. High quality customer support is important for the successful marketing and sale of our software platform and services and for the renewal of existing customers. The importance of high quality customer support will increase as we expand our business and pursue new enterprise customers. If we do not help our customers quickly resolve post-deployment issues and provide effective ongoing support, our ability to sell our software platform and services to existing customers would suffer and our reputation with existing or potential customers would be harmed. Also, our maintenance agreements contain service level agreements under which we guarantee specified response times. If we fail to meet our service level obligations under these agreements, we may be subject to penalties which could result in higher than expected costs, decreased revenue and decreased operating margins.

We currently utilize a combination of internal support personnel and third party support organizations, and we cannot assure you that actions taken or not taken by our third party support organization will not harm our reputation or business. As we expand our sales, we will be required to engage and train additional support personnel and resources. Further, our support organization will face additional challenges as we enter new international markets, including challenges associated with delivering support, training and documentation in languages required by new customers. If we fail to maintain high quality customer support or to grow our internal and external support organization to match any future sales growth, our business will suffer.

If we overestimate revenue, we may be unable to reduce our expenses to avoid or minimize harm to our results of operations.

Our revenues are difficult to forecast and are likely to fluctuate significantly from period to period. We base our operating expense budgets on expected revenue trends, and many of our expenses, such as office and equipment leases and personnel costs, will be relatively fixed in the short term and will increase over time as we make investments in our business. Our estimates of sales trends may not correlate with actual revenues in a particular quarter or over a longer period of time. Variations in the rate and timing of conversion of our sales prospects into actual licensing revenues could cause us to plan or budget inaccurately and those variations could adversely affect our financial results. In particular, delays, reductions in amount or cancellation of customers’ purchases or an increase in the number of customers exercising our 30-day money back guarantee on our software platform would adversely affect the overall level and timing of our revenues, and our business, results of operations and financial condition could be harmed. Due to the relatively fixed nature of many of our expenses, we may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall.

In the course of our sales to customers, we may encounter difficulty collecting accounts receivable and could be exposed to risks associated with uncollectible accounts receivable. In the event we are unable to collect on our accounts receivable, it could negatively affect our cash flows, operating results and business.

Our methodologies and software solutions may infringe the intellectual property rights of third parties or be found to contain unexpected open source software, and this may create liability for us or otherwise harm our business.

Third parties may claim that our current or future products infringe their intellectual property rights, and such claims may result in legal claims against our customers and us. These claims may damage our reputation, harm our customer relationships and create liability for us. We expect the number of such claims will increase as the number of products and the level of competition in our industry segments grow, the functionality of products overlap and the volume of issued software patents and patent applications continues to increase. We generally agree in our customer contracts to indemnify customers for expenses or liabilities they incur as a result of third party intellectual property infringement claims associated with our products or services. To the extent that any claim arises as a result of third party technology we have licensed for use in our product, we may be unable to recover from the appropriate third party any expenses or other liabilities that we incur.

In addition, software products like ours that contain thousands of lines of software code at times incorporate open source software code. The use of open source software code is typically subject to varying forms of software licenses, called copyleft or open source licenses. These types of licenses may require that any person who creates a software product that redistributes or modifies open source software that was subject to an open source license must also make their own software product subject to the same open source license. This can lead to a requirement that the newly created software product be provided free of charge or be made available or distributed in source code form. Although we do not believe our software includes any open source software that would result in the imposition of any such requirement on portions of our software product, our software could be found to contain this type of open source software.

Responding to any infringement claim, regardless of its validity, or discovering open source software in our product could harm our business, operating results and financial condition, by, among other things:

•	resulting in time-consuming and costly litigation

•	diverting management’s time and attention from developing our business

•	requiring us to pay monetary damages or enter into royalty and licensing agreements that we would not normally find acceptable

•	causing product shipment or deployment delays

•	requiring us to stop selling certain of our products

•	requiring us to redesign certain of our products using alternative non-infringing or non-open source technology or practices, which could require significant effort and expense

•	requiring us to disclose our software source code, the detailed program commands for our software program

•	requiring us to satisfy indemnification obligations to our customers

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our software platform, services and brand.

As of September 30, 2010 we had three issued United States patents and one pending United States patent expiring at various times ranging from 2015 to 2029 and 17 issued and eight pending foreign patents expiring at various times ranging from 2015 to 2029. We rely on a combination of copyright, trademark, patent, trade secrets, confidentiality procedures and contractual commitments to protect our proprietary information. For example, we license our software pursuant to click-wrap or signed license agreements that impose certain restrictions on a licensee’s ability to utilize the software. We also seek to avoid disclosure of our intellectual property, including by requiring those persons with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our source code.

Despite our efforts, these measures can only provide limited protection. Unauthorized third parties may try to copy or reverse engineer portions of our software platform or may otherwise obtain and use our intellectual property. Any patents owned by us may be invalidated, circumvented or challenged. Any of our pending or future patent applications, whether or not being currently challenged, may not be issued with the scope of the claims we seek, if at all. Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in other countries are uncertain and may afford little or no effective protection for our services, software, methodology and other proprietary rights. Consequently, we may be unable to prevent our intellectual property rights from being exploited abroad, which could require costly efforts to protect them. Policing the unauthorized use of our proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. If we cannot protect our proprietary technology against unauthorized copying or use, we may not remain competitive.

Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to developing and protecting their technology or intellectual property rights than we do. In addition, our attempts to protect our proprietary technology and intellectual property rights may be further limited as our employees may be recruited by our current or future competitors and may take with them significant knowledge of our proprietary information. Consequently, others may develop services and methodologies that are similar or superior to our services and methodologies or may design around our intellectual property.

Computer “hackers” may damage our systems, services and products, and breaches of data protection could impact our business.

Computer programmers and hackers may be able to penetrate our network security and misappropriate our confidential information or that of third parties, create system disruptions or cause interruptions or shutdowns of our internal systems and services. If successful, any of these events could damage our computer systems or those of our customers and could disrupt or prevent us from providing timely maintenance and support for our software platform. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. The costs to us to eliminate or alleviate security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and the efforts to address these problems could result in interruptions, delays, cessation of service and loss of existing or potential customers and may impede our sales, manufacturing, distribution and other critical functions.

In the course of our regular business operations and providing maintenance and support services to our customers, we process and transmit proprietary information and sensitive or confidential data, including personal information of employees, customers and others. Breaches in security could expose us, our customers or the individuals affected to a risk of loss or misuse of this information, which could result in potential regulatory actions, litigation and potential liability for us, as well as the loss of existing or potential customers and damage to our brand and reputation.

Our business could be harmed as a result of the risks associated with our acquisitions.

As part of our business strategy, we may from time to time seek to acquire businesses that provide us with additional intellectual property, customer relationships and geographic coverage. We can provide no assurances that we will be able to find and identify desirable acquisition targets or that we will be successful in entering into a definitive agreement with any one target. In addition, even if we reach a definitive agreement with a target, there is no assurance that we will complete any future acquisition.

Any acquisitions we undertake will likely be accompanied by business risks which may include, among other things:

•	the effect of the acquisition on our financial and strategic position and reputation

•	the failure of an acquisition to result in expected benefits, which may include benefits relating to enhanced revenues, technology, human resources, costs savings, operating efficiencies, goodwill and other synergies

•	the difficulty, cost and management effort required to integrate the acquired businesses, including costs and delays in implementing common systems and procedures and costs and delays caused by communication difficulties

•	the assumption of certain known or unknown liabilities of the acquired business, including litigation-related liabilities

•	the reduction of our cash available for operations and other uses, the increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt

•	a lack of experience in new markets, new business culture, products or technologies or an initial dependence on unfamiliar distribution partners

•	the possibility that we will pay more than the value we derive from the acquisition

•	the impairment of relationships with customers, partners or suppliers of the acquired business or our customers

•	the potential loss of key employees of the acquired company

These factors could harm our business, results of operations or financial condition.

In addition to the risks commonly encountered in the acquisition of a business as described above, we may also experience risks relating to the challenges and costs of closing a transaction. The risks described above may be exacerbated as a result of managing multiple acquisitions at once.

Business disruptions could affect our operating results.

A significant portion of our research and development activities and certain other critical business operations are concentrated at a single facility in Sweden. We are also a highly automated business and a disruption or failure of our systems could cause delays in completing sales and providing services. A major natural disaster, fire, act of terrorism or other catastrophic event that results in the destruction or disruption of any of our critical business operations or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future operating results could be harmed.

Future litigation could harm our results of operation and financial condition.

In addition to intellectual property litigation, from time to time, we may be subject to other litigation. We record a related liability when we can make a reasonable estimate of the liability relating to pending litigation and determine that it is probable. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. However, because of uncertainties relating to litigation, the amount of our estimates could be wrong. In addition to the related cost and use of cash, pending or future litigation could cause the diversion of management’s attention and resources.

We are incurring significantly increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

As a public company, we are incurring significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission (SEC) and the Nasdaq Global Market impose various requirements on public companies, including requirements with respect to corporate governance practices. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We may need additional capital in the future and it may not be available on acceptable terms, if at all.

We have historically relied on outside financing and cash flow from operations to fund our operations, capital expenditures and expansion. However, we may require additional capital in the future to fund our operations and acquisitions, finance investments in equipment or personnel or respond to competitive pressures. We cannot assure you that additional financing will be available on terms acceptable to us. In addition, the terms of available financing may place limits on our financial and operational flexibility. If we are unable to obtain sufficient capital in the future, we may not be able to continue to meet customer demand for service quality, availability and competitive pricing. We also may be forced to reduce our operations or may not be able to expand or acquire complementary businesses, develop new services or otherwise respond to changing business conditions or competitive pressures.

Prolonged economic uncertainties or downturns could materially harm our business.

Current or future economic downturns could harm our business and results of operations. Negative trends in the general economy both in the United States and abroad, including trends resulting from actual or threatened military action by the United States, terrorist attacks on the United States, Europe or elsewhere, and financial and credit market fluctuations, could cause a decrease in corporate spending on business intelligence software in general and negatively affect the rate of growth of our business.

General worldwide economic conditions have experienced a significant downturn. These conditions make it extremely difficult for our customers and us to accurately forecast and plan future business activities, and they could cause our customers to slow spending on our products and services, which would delay and lengthen sales cycles. Furthermore, during challenging economic times our customers may face issues in gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts and our results would be harmed.

We maintain operating bank accounts at financial institutions in the United States, Sweden and other regions. In particular, a significant amount of our cash balances in the United States and Sweden are in excess of the insurance limits of the United States government’s Federal Deposit Insurance Corporation, or FDIC, and Swedish

government’s Swedish Deposit Insurance Scheme, or Insättningsgarantin. The FDIC insures deposits in most banks and savings associations located in the United States and protects depositors against the loss of their deposits if an FDIC-insured bank or savings association fails, subject to specified monetary ceilings. Similarly, the Swedish Deposit Insurance Scheme is a state-provided guarantee of deposits in accounts at Swedish banks, subject to specified monetary ceilings. We could incur substantial losses if the underlying financial institutions in these or other regions fail or are otherwise unable to return our deposits.

We have a significant number of customers in the consumer products and services, manufacturing and financial services industries. A substantial downturn in these industries may cause firms to react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on information technology. Customers in these industries may delay or cancel information technology projects or seek to lower their costs by renegotiating vendor contracts. Also, customers with excess information technology resources may choose to develop in-house software solutions rather than obtain those solutions from us. Moreover, competitors may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our products.

We cannot predict the timing, strength or duration of any economic slowdown or recovery, generally or in the consumer products and services, manufacturing and financial services industries. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, financial condition and results of operations could be harmed.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting and disclosure controls and procedures. Under the SEC’s current rules, beginning with the year ending December 31, 2011, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm will also be required to report on our internal control over financial reporting. Our testing and our auditor’s testing may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective. Due to the extent of our international operations, our financial reporting requires substantial international activities, resources and reporting consolidation. We expect to incur substantial accounting and auditing expense and to expend significant management time in complying with the requirements of Section 404. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., known as FINRA, or other regulatory authorities. In addition, we could be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

We have previously identified material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting, this could have a material adverse effect on our business and common stock price.

We produce our consolidated financial statements in accordance with the requirements of United States generally accepted accounting principles, or GAAP, but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports to help mitigate the risk of fraud and to operate successfully as a publicly traded company.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2009, we identified a material weakness in the design and operation of our internal controls over financial reporting relating to the accounting for expenses in one of our European operating subsidiaries. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. Specifically, we determined that we had insufficient reconciliation and oversight of our accounting for accrued and prepaid expenses in one of our European operating subsidiaries during our financial statement close process which would have resulted in the overstatement of our assets and liabilities in the consolidated balance sheet and an overstatement of operating expenses and understatement of net income. During 2010 we have implemented procedures and controls designed to improve communication and overview of financial reporting by our geographic territories, including the affected operating subsidiary noted above, during our reporting consolidation processes. These procedures and controls include a monthly review of each of our territory’s financial results by financial controllers outside of the respective territory; increased communications, including monthly videoconferences among all regional financial controllers to address any material topics; and a quarterly requirement for all reporting territories to provide detailed commentary and analysis of material balance sheet positions and operating results for internal review purposes. We believe we have remediated this material weakness. In addition, our plans include the expansion of our finance staff in the affected territory with the hiring of a local senior financial executive which is currently in process.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2008, we identified a material weakness in our formal financial statement closing process. We remediated this material weakness during 2009 by implementing additional controls, including increasing our corporate accounting staff, implementing additional system controls and establishing a formalized closing calendar.

Although we believe we have addressed the internal control deficiencies that led to the material weaknesses, the measures we have taken may not be effective given our global operations and distribution capabilities in over 100 countries, and we may not be able to implement and maintain effective internal control over financial reporting in the future. If we have these or other material weaknesses in the future, it could affect the financial results that we report or create a perception that those financial results do not fairly state our financial condition or results of operations. Either of those events could have an adverse effect on the value of our common stock.

Our results of operations may be adversely affected by changes in or interpretations of accounting standards.

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting standards. It is possible that future requirements, including the recently proposed implementation of International Financial Reporting Standards (IFRS), could change our current application of GAAP, resulting in a material adverse impact on our financial position or results of operations. Our accounting policies that recently have been or may be affected by changes in the accounting rules are as follows:

•	software revenue recognition

•	accounting for income taxes

•	accounting for leases

•	accounting for business combinations and related goodwill

•	accounting for stock issued to employees

•	assessing fair value of financial and non-financial assets

•	application, if any, of IFRS

We continuously review our compliance with all new and existing revenue recognition accounting pronouncements. Depending upon the outcome of these ongoing reviews and the potential issuance of further accounting pronouncements, implementation guidelines and interpretations, we may be required to modify our reported results, revenue recognition policies or business practices which could harm our results of operations.

Our results of operations could be harmed by changes in tax rates or negative tax rulings.

We are subject to taxes in the United States and a variety of foreign jurisdictions. All of these jurisdictions have in the past and may in the future make changes to their corporate income tax rates and other income tax laws which could increase our future income tax provision.

Our future income tax obligations could be affected by earnings that are lower than anticipated in jurisdictions where we have lower statutory rates and by earnings that are higher than anticipated in jurisdictions where we have higher statutory rates, by changes in the valuation of our deferred tax assets and liabilities, changes in the amount of unrecognized tax benefits under FASB ASC Topic No. 740, Income Taxes, or by changes in tax laws, regulations, accounting principles or interpretations thereof.

Our determination of our tax liability is subject to review by applicable United States and foreign tax authorities. Any adverse outcome of such a review could harm our operating results and financial condition. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Moreover, as a multinational business, we have subsidiaries that engage in many intercompany transactions in a variety of tax jurisdictions where the ultimate tax determination is uncertain.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may harm our financial results in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

Risks Related to this Offering and Ownership of Our Common Stock

An active, orderly trading market for our common stock may not develop or be sustained and investors may not be able to resell their shares at or above the price at which they purchased them.

We have a limited history as a public company. An active trading market for our shares may never develop or be sustained. In the absence of an active, orderly trading market for our common stock, investors may not be able to sell their common stock at or above the price they paid or at the time that they would like to sell. In addition, an inactive market may impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration, which, in turn, could harm our business.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us adversely change their recommendation regarding our stock, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

The price of our common stock may be volatile and fluctuate substantially which could result in substantial losses for investors purchasing shares in this offering.

Shares of our common stock were sold in an initial public offering at a price of $10.00 per share, and through November 26, 2010, our common stock has subsequently traded as high as $27.70 per share. The market price of our common stock has been and could be highly volatile and may fluctuate substantially due to the following factors (in addition to the other risk factors described in this section):

•	quarterly variations in our results of operations or those of our competitors

•	announcements by us or our competitors of acquisitions, new products, significant contracts or commercial relationships

•	our ability to respond to changing industry standards, technological developments or customer requirements on a timely basis

•	commencement of, or our involvement in, litigation

•	any major change in our board of directors or management

•	recommendations by securities analysts or changes in earnings estimates

•	announcements about our earnings that are not in line with analyst expectations

•	announcements by our competitors of their earnings that are not in line with analyst expectations

•	the volume of shares of our common stock available for public sale

•	sales of stock by us or by our stockholders

•	short sales, hedging and other derivative transactions involving shares of our common stock

•	adoption of new accounting standards affecting the software industry

•	general economic conditions in the United States and abroad and slow or negative growth of related markets

•	general political conditions in the United States and abroad, including terrorist attacks, war or threat of terrorist attacks or war

In addition, the stock market in general, and the Nasdaq Global Market and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. These broad market and industry factors may materially harm the market price irrespective of our operating performance. As a result of these factors, you might be unable to resell your shares at or above the public offering price after this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against the affected company. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We currently do not intend to pay dividends on our common stock, and consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates and you sell your shares at a price above your cost.

We currently do not intend to declare or pay dividends on shares of our common stock in the foreseeable future. See “Dividend Policy” for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a price above your cost. There is no guarantee that the price of our common stock will ever exceed the price that you pay. Investors seeking cash dividends should not purchase our common stock.

A substantial number of shares of our common stock could be sold into the public market shortly after this offering, which could depress our stock price.

The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market after this offering or the perception that these sales could occur. Upon completion of this offering, we will have outstanding an aggregate of 77,218,996 shares of common stock, assuming no exercise of options or warrants to purchase common stock that were outstanding as of September 30, 2010. Of these shares, the shares of common stock sold in this offering and the 12,880,000 shares sold in our initial public offering, other than the portion of such shares sold pursuant to a directed share program for our initial public offering, are freely tradable, without restriction, in the public market. The holders of approximately 40,744,008 shares have signed lock-up agreements with the underwriters of this offering under which they have agreed not to sell, transfer or have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities into or exercisable or exchangeable for shares of our common stock without the prior written consent of Morgan Stanley & Co. Incorporated for a period of 70 days after the date of this prospectus. Another approximately 14,108,873 shares will not be subject to the new 70-day restricted period with the underwriters of this offering but remain subject to the 180-day restricted period with the underwriters of our initial public offering, ending January 11, 2011. Of such 14,108,873 shares, the holders of approximately 1,020,829 shares, which were issued upon exercise of options granted under our stock option plans, are subject to agreements with us not to sell or otherwise transfer any of their common stock or securities convertible or exchangeable for shares of common stock, subject to certain exceptions, for a period through the date 70 days following the date of this prospectus. The lock-up periods may each be extended in certain cases for up to 34 additional days under certain circumstances where we announce or pre-announce earnings or a material event occurs within approximately 17 days prior to, or approximately 16 days after, the termination of the lock-up period. In addition, Morgan Stanley & Co. Incorporated may permit the holders who are parties to lock-up agreements with the underwriters of our initial public offering and this offering to sell shares prior to the expiration of the lock-up agreements.

Some of our existing stockholders have demand and piggyback rights to require us to register with the SEC up to approximately 26,487,345 shares of our common stock that they will beneficially own after the completion of this offering, subject to the contractual lock-up agreements. See the section titled “Description of Capital Stock — Registration Rights” for more information. If we register any of these shares of common stock, the stockholders would be able to sell those shares freely in the public market.

In addition, holders of shares that are subject to outstanding options or that may be granted in the future under our 2004 Omnibus Stock Option and Award Plan, 2007 Omnibus Stock Option and Award Plan and 2010 Equity Incentive Plan have previously entered into agreements with us not to sell or otherwise transfer any of their common stock issued upon the exercise of such options, subject to certain exceptions, for a period through the date 70 days following the date of this prospectus. The foregoing 70-day period may be extended for certain option grants in certain cases for up to 34 additional days under certain circumstances where we announce or pre-announce earnings or a material event occurs within approximately 17 days prior to, or approximately 16 days after, the termination of the lock-up period. These shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the contractual lock-up agreements and Rules 144 and 701 under the Securities Act.

If any of these additional shares described are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. For additional information, see the section titled “Shares Eligible for Future Sale.”

Our management will have broad discretion over the use of our cash reserves, if any, and might not apply this cash in ways that increase the value of your investment.

Our management will have broad discretion to use our cash reserves, if any, and you will be relying on the judgment of our management regarding the application of this cash. They might not apply our cash in ways that increase the value of your investment. We expect to use our cash reserves for general corporate purposes, including working capital, capital expenditures, acquisitions and further development of our services and solutions. We have not allocated this cash for any specific purposes. Our management might not be able to yield any return on the investment and use of this cash. You will not have the opportunity to influence our decisions on how to use our cash reserves.

Existing stockholders significantly influence us and could delay or prevent an acquisition by a third party.

Upon completion of this offering, executive officers and directors and their affiliates will beneficially own, in the aggregate, approximately 40.1% of our outstanding common stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including amendment of our restated certificate of incorporation, the election of directors and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, please see “Principal and Selling Stockholders.”

Anti-takeover provisions in our certificate of incorporation and bylaws and in Delaware law could prevent or delay a change in control of our company.

We are a Delaware corporation, and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder even if a change of control would be beneficial to our existing stockholders. For more information, see “Description of Capital Stock — Anti-Takeover Effects of Our Certificate of Incorporation, Bylaws and Delaware Law.” In addition, our restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our restated certificate of incorporation and amended and restated bylaws:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt

•	do not provide for cumulative voting in the election of directors which would allow holders of less than a majority of the stock to elect some directors

•	establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election

•	require that directors only be removed from office for cause

•	provide that vacancies on the board of directors, including newly-created directorships, may be filled only by a majority vote of directors then in office

•	limit who may call special meetings of stockholders

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders

•	establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings

For information regarding these and other provisions, please see “Description of Capital Stock.”

Our ability to utilize our net operating losses may be limited if cumulative changes in ownership of our capital stock exceed 50% during certain periods.

If over a rolling three-year period, the cumulative change in our ownership exceeds 50%, our ability to utilize our net operating losses to offset future taxable income may be limited. We have exceeded this 50% cumulative change threshold during 2000 and 2004. We have not yet determined the amount of the cumulative change in our ownership resulting from our initial public offering and this offering. The effect of our initial public offering and this offering on our cumulative change in ownership may limit or otherwise negatively affect the benefits of engaging in financing and other transactions in the future. Furthermore, it is possible that transactions in our stock that may not be within our control may cause us to exceed the 50% cumulative change threshold and may impose a limitation on the utilization of our net operating losses in the future. In the event the usage of these net operating losses is subject to limitation and we are profitable, our future cash flows could be adversely impacted due to our increased tax liability.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, we identify forward-looking statements by terms such as “prediction,” “may,” “will,” “might,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “goal,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not occur and actual results could differ materially from those projected in our forward-looking statements. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data that we obtained from industry publications and reports. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we have not independently verified the data contained in these industry publications and reports, based on our industry experience we believe that the publications are reliable and the conclusions contained in the publications and reports are reasonable.

The following notes set forth the source for certain IDC reports and a description of the term “generic” business intelligence project as used in a 2009 IDC report referenced in the sections of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”:

(1)	A “generic” business intelligence project uses IDC’s standard proportions for the elements of software, services and hardware. This calculation combines these proportions with the savings QlikView customers made on each element. IDC White Paper sponsored by Qlik Technologies Inc., “The TCO of BI: The QlikView Customer Experience,” Doc# IDCWPI6R, October 2009.

(2)	IDC White Paper sponsored by Qlik Technologies Inc., “Time to Value and ROI from BI: The QlikView Customer Experience,” Doc #IDCWP16R3, October 2009.

(3)	IDC White Paper sponsored by Qlik Technologies Inc., “The TCO of BI: The QlikView Customer Experience,” Doc #IDCWP16R, October 2009.

USE OF PROCEEDS

The selling stockholders, including certain members of our board of directors and management, will receive all of the proceeds from this offering, and we will not receive any proceeds from the sale of shares in this offering. See “Principal and Selling Stockholders.” Any proceeds received by us in connection with the exercise of options or warrants to purchase shares of our common stock by certain selling stockholders in connection with this offering will be used for general corporate purposes.

COMMON STOCK PRICE RANGE

Our common stock is listed on the Nasdaq Global Market under the symbol “QLIK.” Our initial public offering was priced at $10.00 per share on July 15, 2010. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported on the Nasdaq Global Market.

	Low	High

Year ending December 31, 2010
Third Quarter (from July 16)	$11.995	$27.70
Fourth Quarter (through November 26)	$20.55	$26.47

The last reported sale price for our common stock on November 26, 2010 is set forth on the cover page of this prospectus. As of September 30, 2010, there were approximately 362 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition; operating results; current and anticipated cash needs; plans for expansion; applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits; and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of September 30, 2010. You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

As of September 30, 2010
(unaudited)
(in thousands,
except share and
per share data)

Cash and cash equivalents	$156,254

Long-term obligations, including current portion	$2,295
Stockholders’ equity:
Preferred stock, par value $0.0001 per share; 10,000,000 shares authorized, none issued or outstanding	—
Common stock, par value $0.0001 per share; 300,000,000 shares authorized, 77,218,996 shares issued and outstanding	8
Additional paid-in capital	152,892
Accumulated deficit	(10,475)
Accumulated other comprehensive income	1,763

Total stockholders’ equity	144,188

Total capitalization	$146,483

In the table above, the number of shares outstanding as of September 30, 2010 does not include:

•	12,735,236 shares of common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of approximately $2.28 per share (including an aggregate of 299,685 shares of common stock that will be issued upon the exercise of options at a weighted average exercise price of $1.10 per share by certain selling stockholders and sold by them in this offering);

•	37,500 shares of common stock issuable upon vesting of restricted stock units outstanding as of September 30, 2010;

•	2,973,850 shares of common stock available for future issuance under our stock-based compensation plans as of September 30, 2010;

•	93,981 shares issuable upon the exercise of a warrant outstanding as of September 30, 2010 at an exercise price of $1.65 per share (which warrant was subsequently exercised in full in November 2010);

•	260,082 shares issuable upon the exercise of a warrant outstanding as of September 30, 2010 at an exercise price of approximately $0.63 per share (which warrant was subsequently exercised in November 2010 on a net exercise basis for 253,605 shares of common stock); and

•	214,200 shares issuable upon the exercise of a warrant outstanding as of September 30, 2010 at an exercise price of approximately $2.31 per share (which warrant we anticipate will be exercised in full by a selling stockholder in connection with this offering).

See “Executive Compensation — Equity Benefit Plans” and Note 13 of the notes to our audited consolidated financial statements for a description of our equity plans.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected financial data in this section is not intended to replace our financial statements and the related notes. Our historical results are not necessarily indicative of our future results.

We derived the consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2005 and 2006, and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements which are not included in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2009 and 2010 and the consolidated balance sheet data as of September 30, 2010 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus.

						Nine Months
						Ended
Consolidated Statement of	Year Ended December 31,					September 30,
Operations Data:	2005	2006	2007	2008	2009	2009	2010
						(unaudited)
	(in thousands, except share and per share data)

Revenue:
License revenue	$15,654	$28,915	$51,482	$74,446	$99,864	$56,192	$88,905
Maintenance revenue	5,725	9,797	17,747	29,401	41,390	28,611	41,560
Professional services revenue	3,113	5,558	11,357	14,417	16,105	10,752	14,698

Total revenue	24,492	44,270	80,586	118,264	157,359	95,555	145,163
Cost of revenue:
License revenue	580	1,140	2,949	3,071	3,663	1,791	2,568
Maintenance revenue	289	352	580	1,365	1,635	1,233	2,673
Professional services revenue	1,520	4,582	8,177	9,562	11,802	8,138	10,924

Total cost of revenue(1)	2,389	6,074	11,706	13,998	17,100	11,162	16,165
Gross profit	22,103	38,196	68,880	104,266	140,259	84,393	128,998
Operating expenses:
Sales and marketing(1)	18,602	26,999	48,249	74,267	93,349	65,923	81,710
Research and development(1)	2,969	3,275	5,419	8,258	8,735	6,337	8,781
General and administrative(1)	7,244	9,699	15,154	20,190	25,009	19,483	27,495

Total operating expenses	28,815	39,973	68,822	102,715	127,093	91,743	117,986

Income (loss) from operations	(6,712)	(1,777)	58	1,551	13,166	(7,350)	11,012
Other income (expense), net	173	(748)	(463)	3,304	(4,529)	(3,910)	(6,509)

Income (loss) before benefit (provision) for income taxes	(6,539)	(2,525)	(405)	4,855	8,637	(11,260)	4,503
Benefit (provision) for income taxes	—	—	40	(1,860)	(1,776)	2,779	(1,595)

Net income (loss)	$(6,539)	$(2,525)	$(365)	$2,995	$6,861	$(8,481)	$2,908

Net income (loss) per common share(2):
Basic	$(0.53)	$(0.20)	$(0.03)	0.01	$0.07	$(0.52)	$0.01
Diluted	$(0.53)	$(0.20)	$(0.03)	$0.01	$0.06	$(0.52)	$0.01

						Nine Months
						Ended
Consolidated Statement of	Year Ended December 31,					September 30,
Operations Data:	2005	2006	2007	2008	2009	2009	2010
						(unaudited)
	(in thousands, except share and per share data)

Weighted average number of common shares outstanding
Basic	12,394,631	12,515,571	13,526,926	14,552,999	16,267,186	16,168,440	34,235,347
Diluted	12,394,631	12,515,571	13,526,926	16,523,443	20,778,448	16,168,440	41,446,016
Pro forma net income per common share (unaudited)(3)
Basic					$0.13		$0.08
Diluted					$0.12		$0.07
Weighted average number of shares used in pro forma computation (unaudited)(3)
Basic					62,988,610		63,927,793
Diluted					67,759,800		71,536,784
Pro forma as adjusted net income per common share (unaudited)(4)
Basic					$0.12		$0.07
Diluted					$0.11		$0.06
Weighted average number of shares used in pro forma as adjusted computation (unaudited)(4)
Basic					75,868,610		76,807,793
Diluted					80,639,800		84,416,784

(1) Includes stock-based compensation expense as follows:
Cost of revenue	$—	$2	$12	$39	$82	$59	$99
Sales and marketing	—	12	103	285	733	536	992
Research and development	—	1	6	19	79	54	63
General and administrative	—	11	69	388	585	445	763

	$—	$26	$190	$731	$1,479	$1,094	$1,917

(2)	We applied the two-class method to compute net income (loss) per common share which requires that earnings attributable to common stockholders for the period be allocated between common and participating securities based upon their respective contractual rights to receive distributed and undistributed earnings. Subsequent to the effectiveness of the registration statement for our initial public offering, the two-class method is no longer applicable. During the nine months ended September 30, 2010, we applied the two-class method through the effective date of the registration statement for our initial public offering, and we allocated all earnings thereafter to common stockholders. See Note 2 of the notes to each of our consolidated financial statements.

(3)	The pro forma basic and diluted net income per share have been calculated assuming (i) the renaming of our Series A common stock as common stock for all periods presented, (ii) the conversion of all outstanding shares of Series A and Series AA preferred stock into an aggregate of 46,721,424 shares of our common stock as of the beginning of the applicable period and (iii) the reclassification of outstanding preferred stock warrants from long term liabilities to additional paid-in capital as of the beginning of the applicable period. The numerator of the pro forma net income per share calculation is derived by adding the approximately $1.372 million and $1.962 million charge related to the preferred stock warrant liability for the year ended December 31, 2009 and the nine months ended September 30, 2010 to net income as reported of approximately $6.861 million and $2.908 million to arrive at net income attributable to common shares of approximately $8.233 million and $4.870 million for the year ended December 31, 2009 and the nine months ended September 30, 2010.

(4)	The pro forma as adjusted basic and diluted net income per share have been calculated assuming (i) the renaming of our Series A common stock as common stock for all periods presented, (ii) the conversion of all outstanding shares of Series A and Series AA preferred stock into an aggregate of 46,721,424 shares of our common stock as of the beginning of the applicable period, (iii) the reclassification of outstanding preferred stock warrants from long-term liabilities to additional paid-in capital as of the beginning of the applicable period, (iv) the sale by us of the 12,880,000 shares of common stock in our initial public offering as of the beginning of the applicable period, (v) the filing of our restated certificate of incorporation in July 2010, and (vi) the use of approximately $5.3 million of the net proceeds of our initial public offering to repay in full the principal and accrued interest and to pay a prepayment fee on our prior debt facility from Stiftelsen Industrifonden as of the beginning of the period. The numerator of the pro forma as adjusted net income per share calculation is derived by adding the approximately $1.372 million and $1.962 million charge related to the preferred stock warrant liability for the year ended December 31, 2009 and the nine months ended September 30, 2010 and the interest recorded related to the Stiftelsen Industrifonden debt facility of approximately $0.8 million and $0.5 million for the year ended December 31, 2009 and the nine months ended September 30, 2010 to net income as reported of approximately $6.861 million and $2.908 million for the year ended December 31, 2009 and the nine months ended September 30, 2010, to arrive at net income attributable to common shares of approximately $9.033 million and $5.370 million for the year ended December 31, 2009 and the nine months ended September 30, 2010.

	As of December 31,					As of September 30,
	2005	2006	2007	2008	2009	2010
						(unaudited)
	(in thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$3,407	$4,401	$9,214	$14,800	$24,852	$156,254
Working capital	3,375	2,958	2,411	12,155	14,829	134,218
Deferred revenue	5,374	9,760	17,297	22,143	35,575	37,474
Total assets	15,463	25,827	50,684	67,018	102,967	223,452
Long-term obligations, including current portion	—	1,965	1,855	10,762	11,436	2,295
Convertible preferred stock	23,901	23,901	23,901	23,901	23,901	—
Total stockholders’ equity (deficit)	(19,770)	(21,190)	(20,877)	(17,368)	(9,103)	144,188

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Industry Data.”

Overview

We have pioneered a powerful, easy-to-use business intelligence solution that enables our customers to make better and faster business decisions. Our software platform, QlikView, combines enterprise-class analytics and search functionality with the simplicity and ease-of-use found in office productivity software tools for a broad set of business users. QlikView is powered by our in-memory associative search technology, which has utilized rapid advances in computing power to yield significant improvement in flexibility and performance at a lower cost than traditional business intelligence solutions. We have grown our customer base from over 2,000 active customers in 2005 to approximately 16,000 active customers as of September 30, 2010 and increased our revenue at a 55% compound annual growth rate during the same period. We added an average of 404 new customers per month during fiscal year 2009. Our solution addresses the needs of a diverse range of customers from middle market customers to large enterprises such as Autodesk, Campbell Soup Company, Colonial Life, The Dannon Company, Inc., Heidelberger Druckmaschinen AG, Kraft Foods, ING, Lifetime Brands, Nasdaq OMX, National Health Service (NHS), Qualcomm, Symantec and Volvo Car UK Limited. We have customers in over 100 countries, and approximately 75% of our revenue for the nine months ended September 30, 2010 was derived internationally.

We have a differentiated business model designed to accelerate the adoption of our product by reducing the time and cost to purchase and implement our software. Our low risk approach to product sales, which offers free product downloads to individuals and a 30-day money back guarantee upon purchase, provides a needed alternative to costly, all-or-nothing, traditional business intelligence models. We initially focus on specific business users or departments within a prospective customer’s organization and seek to solve a targeted business need. After demonstrating QlikView’s benefits to initial adopters within an organization, we work to expand sales of our product to other business units, geographies and use cases with the long-term goal of broad organizational deployment. According to a 2009 IDC survey, 44% of our customers deploy QlikView in less than one month and 77% of our customers deploy QlikView in less than three months.2

We license QlikView under perpetual licenses which include one year of maintenance as part of the initial purchase price of the product. Our customers can renew, and generally have renewed, their maintenance agreements for a fee that is based upon a percentage of the initial license fee paid. For the fiscal year ended December 31, 2009, our total revenue was comprised of 64% license revenue, 26% maintenance revenue and 10% professional services revenue. For the nine months ended September 30, 2010, our revenue was comprised of 61% license revenue, 29% maintenance revenue and 10% professional services revenue. We have a diversified distribution model that consists of a direct sales force and a partner network of resellers, OEM relationships and systems integrators which accounted for approximately 50% of our total license revenue and first years’ maintenance billings during fiscal year 2009 and the nine months ended September 30, 2010. Additionally, our online QlikCommunity provides us with a loyal and growing network of users who promote our software, provide support for other users and contribute valuable insights and feedback for our product development efforts.

To complement QlikView, we have developed a differentiated business model that has the following attributes:

•	Broad User Focus — marketing and selling QlikView directly to the business user by providing an easy-to-use platform that can be used with minimal training

•	Low Risk Rapid Product Adoption — providing a low risk alternative to costly, all-or-nothing, enterprise-wide deployment requirements

•	“Land and Expand” Customer Penetration — initially targeting business users in an organization to create a loyal user base that promotes broad adoption of our software platform across an organization

•	Globally Diversified Distribution Model — employing a multi-pronged international sales approach that leverages a direct sales force and partner network

•	Community-Based Marketing and Support — augmenting our development, marketing and support efforts through our online QlikCommunity

In evaluating our operating results we focus on the productivity of our sales force, the effectiveness of our local and corporate level marketing, our ability to close opportunities generated by our marketing leads and the competitiveness of our technology. In each of these areas, we have taken steps designed to improve our operating results, including undertaking additional sales training for our sales representatives, hiring more experienced regional sales management, investing further in our corporate website to improve its use as an effective lead generative tool, developing a partner enablement program to focus on the results of our sales partners around the world and expanding our research and development staff with a focus on testing and quality assurance.

From a risk perspective we have had to deal with the impact of the recessionary global environment during the past two years, although we anticipate that the negative impact of these conditions will continue to moderate. We have faced pricing pressure from some of our larger competitors to which we have attempted to respond by focusing on the value delivered by QlikView in comparison to more traditional business intelligence products, and we believe that this has helped to minimize the loss of potential new business from this pressure. Also, the rapid growth in our business has required the continued hiring of experienced staff across all of our geographic territories. To aid this effort we have focused on improving our local recruiting initiatives, as well as developing further internal training programs to prepare executives for greater responsibilities.

We were founded in Sweden in 1993. From 1993 until 1999, our activities were focused on software research and development that resulted in QlikView’s core technology, and from 1999 until 2004 we focused on the commercialization of our technology primarily in the Nordic market and limited regions of Europe. In late 2004, we reincorporated in Delaware and began to broaden our marketing and sales activities in the United States and continued our expansion globally.

In July 2010, we completed our initial public offering of 12,880,000 shares of common stock at an offering price of $10.00 per share, resulting in net proceeds to us of approximately $115.1 million, after deducting underwriting discounts and offering costs. In July 2010, in connection with our initial public offering, our then outstanding shares of convertible preferred stock were automatically converted into an aggregate of 46,721,424 shares of common stock, and all outstanding warrants to purchase convertible preferred stock were converted into warrants to purchase an aggregate of 474,282 shares of common stock.

Financial Operations Overview

Revenues

Our revenue is comprised of license, maintenance and professional services revenue. We license our software under perpetual licenses which include one year of maintenance as part of the initial purchase price of the product. License revenue reflects the revenue recognized from sales of licenses to new customers and additional licenses to existing customers. Historically, the majority of our license revenues have come from new customers. However, going forward we seek to increase the contribution from existing customers based upon our “land and expand” sales strategy. Customers can renew, and generally have renewed, their maintenance agreements for a fee that is based upon a percentage of the initial license fee paid. Current customers with maintenance agreements are entitled to receive unspecified upgrades and enhancements when and if they become available. We have experienced growth in maintenance revenue primarily due to increased license sales and growth in our customer base and high retention of those customers. In 2009, our annual maintenance renewal rate was greater than 85%. Professional services revenue is comprised of training, installation and other consulting revenues. Given the ease of implementation of our product, professional service revenues have averaged 12% of total revenues during the last three fiscal years. For the nine months ended September 30, 2009 and 2010, professional services revenue was approximately 11% and 10% of total revenue. We do not expect that proportion to change significantly during the near term. Prior to 2009, we generated the majority of sales through our direct sales channel rather than through our partner network. However, the contribution from our partner network continues to grow, and we anticipate that over time revenues from partners will be more than 50% of total revenues. Given the size of the United States market and our limited penetration there, we expect that the United States will represent our largest growth opportunity during the near term and will likely be an important contributor to future revenue growth. Due to the global diversity of our customer base, our results are impacted by movements in the currencies of the major territories in which we operate. The primary currencies impacting results are the United States dollar (our functional currency), the Swedish kronor, the euro and the British pound. Inflation and changing prices had no material effect on our sales, revenue or operating income from continuing operations during 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010.

Cost of Revenue

Cost of revenue primarily consists of personnel costs, fees paid to subcontractors providing technical support services, referral fees paid to third parties in connection with software license sales and other discrete professional services. Personnel costs include salaries, employee benefit and social costs, bonuses, stock-based compensation and direct overhead.

Operating Expenses

We classify our operating expenses into three categories: sales and marketing, research and development and general and administrative. Our operating expenses primarily consist of personnel costs, sales commissions, marketing program costs, legal, accounting, consulting and other professional service costs and depreciation and amortization. Personnel costs include salaries, employee benefit and social costs, bonuses, stock-based compensation and direct overhead. Historically, we have focused on the continued growth of our license revenues, and as a result, sales and marketing has represented the largest amount of total expenses both in absolute dollar terms and as a percentage of total revenues. Going forward, we expect to drive greater efficiencies from this cost base and consequently expect that sales and marketing as a percentage of revenues will decline in the long term. Conversely, we project that research and development expenses will remain constant or grow as a percentage of total revenues as we continue to invest in future product enhancements and new products. We expect our stock-based compensation expense to increase in future periods compared to our historical pre-initial public offering expenses. The actual amount of stock-based compensation expense we record in any fiscal period will depend on a number of factors, including the number of shares subject to the stock awards issued, the fair value of our common stock at the time of issuance and the expected volatility of our stock price over time.

Sales and Marketing.  Sales and marketing expenses primarily consist of personnel costs for our sales, marketing and business development employees and executives; commissions earned by our sales personnel; facilities costs attributable to our sales and marketing personnel; the cost of marketing programs; and the cost of business development programs. We expect to continue to hire additional sales personnel in the United States and in our international locations in 2010.

Research and Development.  Research and development expenses primarily consist of personnel and facility costs for our research and development and product marketing employees. We have devoted our development efforts primarily to enhancing the functionality and expanding the capabilities of our software platform, including, for example, the development of our QlikView mobile client (released in 2009). We expect that our research and development expenses will continue to increase in absolute dollars and as a percentage of revenue in the long term as we increase our research and development and product marketing headcount to further strengthen and enhance our software platform. The vast majority of our research and development staff is based in Lund, Sweden.

General and Administrative.  General and administrative expenses primarily consist of personnel costs for our executive, finance, legal, human resources and administrative personnel, as well as the cost of facilities attributable to general and administrative operations, depreciation and amortization, legal, accounting and other professional service fees and other corporate expenses. We incurred additional costs in 2009 and the nine months ended September 30, 2010, and expect to continue to incur higher costs, associated with being a public company, including higher legal, corporate insurance and accounting expenses and the additional costs of achieving and maintaining compliance with Section 404 of the Sarbanes-Oxley Act and related regulations. We also expect that general and administrative expenses will continue to increase in absolute dollars because of our efforts to expand our international operations, but we believe over time general and administrative costs will decline as a percentage of revenues as we expect to derive greater efficiencies from our corporate infrastructure.

Other Income (Expense), net

Other income (expense), net primarily consists of net interest, change in the fair value of warrants, foreign exchange gains (losses) and other income or expense. Net interest represents interest income received on our cash and cash equivalents and interest expense associated with our previously outstanding debt. We expect interest income to increase in periods subsequent to the quarter ended June 30, 2010 due to the proceeds from our initial public offering which was completed in July 2010. We expect interest expense to decrease in periods subsequent to the quarter ended June 30, 2010 due to the repayment of our outstanding long-term debt on July 27, 2010. Change in the fair value of warrants consists of charges recorded to mark our company’s outstanding preferred and common stock warrants to fair value at each reporting date. In connection with our initial public offering, our preferred stock warrants were reclassified to additional paid-in capital, and they are no longer required to be classified as a liability and adjusted to their fair market value through earnings each period. Foreign exchange gains (losses) relate to the re-measurement of certain transactions, primarily our outstanding note payable with one of our stockholders, which was paid in full in July 2010, and intercompany transactions denominated in currencies other than our functional currency, the United States dollar. As a result of our business activities in foreign countries, we expect that foreign exchange gains (losses) will continue to occur due to fluctuations in exchange rates in the countries where we do business.

Benefit (Provision) for Income Taxes

Benefit (provision) for income tax primarily consists of corporate income taxes related to profits resulting from the sale of our software platform by our United States and international subsidiaries.

Impact of Foreign Currency Translation

Approximately 73% and 70% of our operating revenues for the year ended December 31, 2009 and the nine months ended September 30, 2010 were earned in foreign denominated currencies, including the Swedish kronor, euro and British pound. We expect that our exposure to foreign currency exchange risk will increase to the extent we are able to continue to expand our business internationally. For purposes of our consolidated financial statements, local currency assets and liabilities are translated at the rate of exchange to the United States dollar on the balance sheet date and local currency revenues and expenses are translated at average rates of exchange to the United States dollar during the reporting period. Foreign currency transaction gains (losses) have been reflected as a component of our results from operations and foreign currency translation gains (losses) have been included as a component of accumulated other comprehensive income (loss).

Our operating results for the nine months ended September 30, 2009 were negatively impacted by the general strengthening of the United States dollar relative to the Swedish kronor, euro and British pound. Our operating results for the nine months ended September 30, 2010 were negatively impacted by the general strengthening of the United States dollar relative to the euro and the British pound, partially offset by the general weakening of the United States dollar relative to the Swedish kronor. Our 2009 operating results were favorably impacted during the fourth quarter of 2009 by the general weakening of the United States dollar relative to the Swedish kronor offset in part by the general strengthening of the United States dollar relative to the euro and British pound throughout 2009, and our 2008 results were negatively impacted by the general strengthening of the United States dollar relative to the Swedish kronor.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We derive substantially all of our revenue from the licensing of our software products, from the sale of maintenance agreements and from the sale of training and other consulting services. We require one year of maintenance as part of the initial purchase price of each software offering and then sell annual renewals of this maintenance agreement. We recognize revenue for software, maintenance and other services when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured.

As substantially all of our software licenses are sold in multiple-element arrangements that include either maintenance or both maintenance and professional services, we use the residual method to determine the amount of license revenue to be recognized. Under the residual method, consideration is allocated to undelivered elements based upon vendor-specific objective evidence (or VSOE) of the fair value of those elements, with the residual of the arrangement fee allocated to and recognized as license revenue. We have established VSOE of the fair value of maintenance through independent maintenance renewals which demonstrate a consistent relationship of maintenance pricing as a percentage of the contractual license fee. Maintenance revenues are deferred and recognized ratably over the contractual period of the maintenance arrangement which is generally 12 months. Arrangements that include other professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. We have determined that these services are not considered essential and the amounts allocated to the services are recognized as revenue when the services are performed. The VSOE of fair value of our professional services is based on the price for these same services when they are sold separately. Revenue for services that are sold either on a stand-alone basis or included in multiple-element arrangements is recognized as the services are performed.

For sales through resellers, we recognize revenue upon the shipment of the product only if those resellers provide us, at the time of placing their order, with the identity of the end-user customer to whom the product has been sold. Our resellers do not carry inventory of our software. Sales through resellers are evidenced by a reseller agreement, together with purchase orders on a transaction-by-transaction basis. We do not currently offer any rights to return products sold to resellers.

We also sell software licenses to OEMs who integrate our product for distribution with their applications. The OEM’s end-user customer is licensed to use our products solely in conjunction with the OEM’s application. In OEM arrangements, key delivery is required as the basis for revenue recognition. However, depending upon the OEM partner’s business model we recognize revenue either up-front or over time in subscription or royalty based models.

We do not offer specified upgrades or incrementally significant discounts. We record advance payments as deferred revenues until the product is shipped, services are delivered or obligations are met and the revenue can be recognized. Deferred revenues represent the excess of amounts invoiced or paid over amounts recognized as revenues. Any contingencies, such as rights of return, conditions of acceptance, and warranties are accounted for as a separate element. The effect of accounting for these contingencies included in revenue arrangements has not been material.

Stock-Based Compensation

Our stock-based compensation is as follows:

				Nine Months
	Year Ended			Ended
	December 31,			September 30,
	2007	2008	2009	2009	2010
				(unaudited)
	(in thousands)

Cost of revenue	$12	$39	$82	$59	$99
Sales and marketing	103	285	733	536	992
Research and development	6	19	79	54	63
General and administrative	69	388	585	445	763

Total stock-based compensation	$190	$731	$1,479	$1,094	$1,917

Prior to January 1, 2006, we applied the intrinsic-value method of accounting prescribed in previous FASB accounting guidance, which was later superseded, for our stock options issued to employees and directors. Under this method, compensation expense was recognized on the date of grant only if the current fair value of the underlying stock exceeded the exercise price. On January 1, 2006, we adopted the revised accounting guidance for stock-based compensation which was adopted prospectively to new awards and to awards modified, repurchased or cancelled after December 31, 2005. This current guidance requires companies to measure and recognize compensation expense for all employee stock-based payments at fair value, net of estimated forfeitures, over the vesting period of the underlying stock-based awards. In addition, we account for stock-based compensation to non-employees in accordance with the FASB accounting guidance for equity instruments that are issued to other than employees. Stock-based compensation issued to non-employees has not been material for any period presented.

For the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010, we calculated the fair value of options granted using the Black-Scholes pricing model with the following assumptions:

				Nine Months
	Year Ended December 31,			Ended September 30,
	2007	2008	2009	2009	2010

Volatility	18.5%-21.8%	48.0%-88.8%	44.7%-85.7%	44.7%-62.4%	48.7%-50.2%
Expected term, in years (Swedish grants)	4.00	4.00	4.00	4.00	4.00
Expected term, in years (all other grants)	6.25	6.25	6.25	6.25	6.25
Dividend yield	0%	0%	0%	0%	0%
Risk-free interest rate	3.7%-4.8%	1.2%-3.1%	1.5%-2.4%	1.5%-2.3%	1.3%-2.7%

We use the Black-Scholes option-pricing model to value our stock option awards. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility. In addition, one of the most subjective inputs into the Black-Scholes option pricing model has been the estimated fair value of common stock which is discussed below. Since there was no public market for our common stock prior to our initial public offering, we lacked sufficient historical volatility for the expected term of the options. Prior to 2008, we established the expected volatility assumption by determining an appropriate industry sector that was representative of the nature of our operations as well as our market capitalization size (mid-cap software industry). As of January 1, 2008 and forward, we use comparable public companies as a basis for our expected volatility to calculate the fair value of option grants. We intend to continue to consistently apply this process using comparable companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available. The expected term for option grants to employees based in Sweden is four years based on the contractual expiration date required under local rules. The expected term for all other grants is based on the simplified method provided by SEC guidance. The risk-free interest rate is based on United States Treasury yield curve with a remaining term equal to the expected life assumed at grant. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimate and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, share-based compensation expense could be materially different in the future.

For all employee stock options, we recognize expense over the requisite service period using the straight-line method. In addition to the assumptions used to calculate the fair value of the options, we are required to estimate the expected forfeiture rate of all stock-based awards and only recognize expense for those awards expected to vest. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class and an analysis of our historical and known forfeitures on existing awards. During the period in which the options vest, we will record additional expense if the actual forfeiture rate is lower than estimated and a recovery of expense if the actual forfeiture rate is higher than estimated.

As of September 30, 2010, there was approximately $8.1 million of unrecognized stock-based compensation expense related to non-vested stock option awards, net of estimated forfeitures that we expect to recognize over a weighted-average period of 2.48 years. As of September 30, 2010, there was $0.3 million of total unrecognized compensation cost, net of estimated forfeitures, related to the non-employee directors restricted stock unit awards granted in connection with our initial public offering which have not vested or settled.

Based upon the closing price of our common stock on September 30, 2010 of $22.05, the aggregate intrinsic value of options outstanding as of September 30, 2010 was $251.8 million, of which $159.5 million related to vested options and $92.3 million related to unvested options.

Pre-IPO Common Stock Valuations

For all option grants during 2007, 2008 and 2009 and in 2010 prior to our initial public offering, the fair value of the common stock underlying the option grants was determined by our board of directors, with the assistance of management, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. We utilized the guidance set forth by the American Institute of Certified Public Accountants, or the AICPA, in the AICPA Technical Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” referred to herein as the AICPA Practice Aid, when establishing the fair value of common stock at each grant date.

2007 and 2008 Valuations

In 2007 and 2008, our board of directors, with the assistance of management, used the market approach and the income approach in order to estimate the fair value of common stock underlying our option grants during those periods. We believe both of these approaches are appropriate methodologies given our stage of development during 2007 and 2008. For the market approach, we utilized the guideline company method by analyzing a population of comparable companies and selected those technology companies that we considered to be the most comparable to us in terms of product offerings, revenues, margins and growth. Under the market approach, we then used these guideline companies to develop relevant market multiples and ratios, which are then applied to our corresponding financial metrics to estimate our equity value. For the income approach, we performed discounted cash flow analyses which utilize projected cash flows as well as a residual value which are then discounted to the present in order to arrive at our current equity value. In determining our equity value, we applied a greater weighting to the income approach than to the market approach during 2007 and 2008, as we concluded that the discounted cash flow method utilized under the income approach was a more reliable indicator of our equity value during that time. In allocating the total equity value between preferred and common stock, we considered the liquidation preferences of the preferred stockholders. Additionally, each valuation during this period utilizes the option-pricing method for allocating the total equity value between preferred and common stock.

The significant input assumptions used in our valuation models during 2007 and 2008 are based on subjective future expectations combined with management’s judgment, including:

Income approach assumptions are:

•	our expected revenue, operating performance and cash flows for the current and future years, determined as of the valuation date based on our estimates;

•	a discount rate, which is applied to discretely forecasted future cash flows in order to calculate the present value of those cash flows; and

•	a terminal value multiple, which is applied to our last year of discretely forecasted cash flows to calculate the residual value of our future cash flows.

Assumptions utilized in the market approach are:

•	our expected revenue, operating performance and cash flows for the current and future years, determined as of the valuation date based on our estimates;

•	multiples of market value to trailing revenues, determined as of the valuation date, based on a group of comparable public companies we identified; and

•	multiples of market value to expected future revenues, determined as of the valuation date, based on the same group of comparable public companies.

2009 Valuations

In 2009, we granted options to purchase shares of common stock with exercise prices as follows:

	Options	Exercise Price	Fair Value	Intrinsic
Grant Date	Granted	per Share	per Share	Value

1st Quarter	939,000	$1.65	$1.65	$—
2nd Quarter	666,202	1.65	1.65	—
3rd Quarter	—	—	—	—
4th Quarter	1,104,552	3.81	3.81	—

In order to determine the fair value of our common stock underlying all option grants issued in the first and second quarters of 2009, the board of directors, with the assistance of management, used the market approach and the income approach consistent with the 2008 methodology described above. During this time period, our board of directors considered our operational metrics relative to the challenging global economic conditions and recession and determined that our estimated equity value remained consistent with 2008. During the first half of 2009, revenue growth slowed due in part to the global economic crisis and was well below our expectations for that period resulting in operating losses for the period. We also considered the decline in valuations of publicly held technology companies which we considered to be comparable to us in terms of lines of business, revenues, margins, or growth, during this period. In the third quarter of 2009, we began to see a strengthening in our sales pipeline for both the second half of 2009 and 2010, and we also began to forecast positive operating income for the second half of 2009. In addition, in the third quarter of 2009, we began initial discussions with investment banks regarding a possible public offering of our common stock. In October of 2009, our board of directors approved the composition of an investment banking syndicate to lead a potential initial public offering of our common stock.

As a result of having greater visibility into a potential liquidity event as well as due to improving operating results in the second half of 2009, the board of directors with the assistance of management performed a contemporaneous valuation as of September 30, 2009, and adopted the probability-weighted expected return method (known as PWERM) in connection with this valuation, as prescribed by the AICPA Practice Aid. The PWERM requires the consideration of various liquidity scenarios, including an initial public offering, a sale of our company at a range of valuations, or continuing to operate as a standalone private company without a liquidity event, and takes into account potential timing and the relative probability of each possible outcome. This change in valuation model was precipitated by changes in our business that allowed us to forecast the timing and nature of a liquidity event with a greater degree of certainty. This valuation model took into consideration the following scenarios and associated probabilities:

•	two different scenarios for the completion of an initial public offering, one occurring in June 2010 and another occurring in December 2010, with a combined probability of 35% of occurrence

•	three different scenarios for the sale of our company to a strategic acquirer: a high, low and distressed sale scenario with a combined probability of 50%

•	remaining a standalone private company without a liquidity event, assigned a probability of 15%

For the initial public offering scenarios, we determined our equity value by using a multiple of expected 2010 revenue based upon an analysis of the revenue multiples of companies that we considered to be comparable to us in terms of industry and business model. For the scenarios which considered a sale of our company, we considered a range of revenue multiples that were based on merger and acquisition events for companies we consider to be comparable to us in terms of industry and business model, applied to expected 2011 revenues. For the scenario which considered remaining a standalone private company without a liquidity event, we determined the enterprise value by weighing both a market based approach which utilizes a multiple of expected 2010 revenue based on an analysis of the revenue multiples of companies that we considered to be comparative to us in terms of industry and business model, and an income based approach based on estimated future discounted cash flows. For all scenarios, we applied discounts ranging from 19% to 25% for lack of marketability, and we utilized an estimated cost of capital of 25% based on our stage of development.

As a result of the above analysis, we estimated the fair value of our common stock to be $3.81 as of September 30, 2009. Accordingly, the common stock options granted in the fourth quarter of 2009 were granted with an exercise price of $3.81. We believe that the increase from the previous valuation of $1.65 to $3.81 is primarily attributed to the following factors:

•	significant progress in discussions with investment banks during the third quarter of 2009 regarding a potential initial public offering of our common stock

•	greater clarity regarding the timing of a potential liquidity event

•	improvement in global economic conditions in the third quarter of 2009, specifically in the technology sector

•	improved expectations for our financial performance in the fourth quarter of 2009 and in 2010

The board of directors with the assistance of management performed a contemporaneous valuation as of December 31, 2009 using PWERM. We estimated the fair value of our common stock as of December 31, 2009 at $5.18 per share. The increase of 36% over the previous valuation of $3.81 was primarily due to an increase in the probability of our initial public offering. This valuation reflected marketability discounts of 11% to 25% for the various scenarios. The probability of an initial public offering was weighted at 50%, the probability of a sale to a strategic acquirer was 35% and the probability of remaining a private company was 15%.

2010 Valuations

In 2010 prior to our initial public offering, we granted options to purchase shares of common stock with exercise prices as follows:

	Options	Exercise Price	Fair Value	Intrinsic
Grant Date	Granted	per Share	per Share	Value

1st Quarter	525,500	$5.18	$5.18	$—
2nd Quarter	900,000	6.91	6.91	—

The board of directors with the assistance of management estimated the fair market value of our common stock to be $5.18 per share as of the date of the option grants made in the first quarter of 2010. The estimate was based on the valuation conducted by the board of directors as of December 31, 2009 as the board of directors concluded that there had been no material changes to our business or prospects between such valuation and the grant date.

The board of directors with the assistance of management performed a valuation of our common stock as of March 31, 2010 using PWERM. We estimated the fair value of our common stock as of March 31, 2010 at $6.91 per share. The increase of 33% over the previous valuation of $5.18 was primarily due to an increase in the probability of our initial public offering. This valuation reflected marketability discounts of 9% to 15% for the various scenarios. The probability of an initial public offering was weighted at 75%, the probability of a sale to a strategic acquirer was 20% and the probability of remaining a private company was 5%.

The board of directors with the assistance of management estimated the fair market value of our common stock to be $6.91 per share as of the date of the option grants made in the second quarter of 2010. The estimate was based on the valuation conducted by the board of directors as of March 31, 2010 as the board of directors concluded that there had been no material changes to our business or prospects between such valuation and the grant date.

Our initial public offering price of $10.00 was an increase of $3.09, or approximately 45%, as compared to the estimated fair market value of our common stock as of the date of the option grants made in the second quarter of 2010 of $6.91. The increase was primarily the result of the following factors:

•	the increased likelihood of consummating our initial public offering, rather than the blended weighting of various liquidation scenarios used in PWERM

•	the removal of the prior discounts for lack of marketability and the immediate liquidity available to investors in our initial public offering

The assumptions around fair value that we have made represent our management’s best estimate, but they are highly subjective and inherently uncertain. If management had made different assumptions, our calculation of the options’ fair value and the resulting stock-based compensation expense could differ, perhaps materially, from the amounts recognized in our financial statements.

Post-IPO Common Stock Valuations

In July 2010 in connection with our initial public offering, pursuant to our director compensation program we granted restricted stock unit awards for an aggregate of 37,500 shares to our non-employee directors having an aggregate fair value of $375,000 based on our initial public offering price of $10.00. In July 2010, we granted options to purchase 300,250 shares of common stock at an exercise price of $14.06 per share. In October 2010, we granted options to purchase 369,250 shares of common stock at an exercise price of $22.59 per share and granted restricted stock unit awards for 3,320 shares having an aggregate then fair value of approximately $75,000.

Following our initial public offering, we established a policy of using the closing sale price per share of our common stock as quoted on the Nasdaq Global Market on the date of grant for purposes of determining the exercise price per share of our options to purchase common stock.

Research and Development Expense for Software Products

Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized to the extent that the capitalizable costs do not exceed the realizable value of such costs, until the product is available for general release to customers. Based on our product development process, technological feasibility is established upon the completion of a working model of the software product that has been tested to be consistent with the product design specifications and that is free of any uncertainties related to high-risk development issues. Costs incurred by us between completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, we have charged all such costs to research and development expense.

Income Taxes

We use the liability method of accounting for income taxes as set forth in the authoritative guidance for income taxes. Under this method, we recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the respective carrying amounts and tax bases of our assets and liabilities. For the year ended December 31, 2009, our tax provision consists principally of foreign tax expense partially offset by United States federal and state benefit. For the year ended December 31, 2008, our tax provision consists principally of foreign and United States federal income tax expense.

We continue to assess the realizability of our deferred tax assets, which primarily consist of net operating loss, or NOL, carry-forwards. In assessing the realizability of these deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. We establish valuation allowances when necessary to reduce deferred tax assets to the amounts expected to be realized. The factors used to assess the likelihood of realization include our latest forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. As of December 31, 2009 and 2008, our deferred tax assets had a valuation allowance of $1.7 million and $3.0 million. The decrease in 2009 was due to the reversal of valuation allowances in certain jurisdictions in 2009 due to improved current and projected taxable income. As of September 30, 2010, our deferred tax assets had a valuation allowance of $2.0 million. The increase during the nine months ended September 30, 2010 was due to additional losses incurred by our United States holding company partially offset by the reversal of valuation allowances in certain jurisdictions due to improved current and projected taxable income in those jurisdictions.

If our recent trend of profitability continues, we may determine that there is sufficient positive evidence to support a reversal of, or decrease in, the valuation allowance. If we were to reverse all or some part of our valuation allowance our financial statements in the period of reversal would likely reflect an increase in assets on our balance sheet and a corresponding tax benefit to our statement of operations in the amount of the reversal.

Because of certain prior period ownership changes, the utilization of a portion of our United States federal and state NOL carry forward may be limited. We have not finalized our analysis to determine the annual 382 limitation, but we estimate that approximately $2.0 million of our United States federal and state net operating losses may be limited which has been reflected in our valuation allowance at December 31, 2009. If we were to determine that certain amounts of the $2.0 million were not limited, a portion of our valuation allowance could be reversed.

Effective January 1, 2007, we adopted the guidance on accounting for uncertainty in income taxes as set forth under Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes (codified in ASC 740 Income Taxes). This guidance clarified the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. There was no impact upon adoption as our liability recognized under previous accounting guidance was consistent with that required under the new guidance. At December 31, 2009 and September 30, 2010, our reserve for uncertain tax positions was $3.3 million.

The adoption of this guidance required us to identify, evaluate and measure all uncertain tax positions taken or to be taken on tax returns and to record liabilities for the amount of these positions that may not be sustained, or may only partially be sustained, upon examination by the relevant taxing authorities. Although we believe that our estimates and judgments were reasonable, actual results may differ from these estimates. Some or all of these judgments are subject to review by the taxing authorities.

Our annual provision for income taxes and the determination of the resulting deferred tax assets and liabilities involve a significant amount of management judgment. Management’s judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. We operate within federal, state and international taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues which may require an extended period of time to resolve.

We accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of the adoption date of this guidance and as of December 31, 2008, December 31, 2009 and September 30, 2010, there was no accrued interest or penalties.

We intend either to invest our non-United States earnings permanently in foreign operations or to remit these earnings to our United States entities in a tax-free manner. For this reason, we do not record federal income taxes on the undistributed earnings of our foreign subsidiaries.

Results of Operations

The following tables set forth a summary of our consolidated statement of operations and the related changes for the periods indicated:

				Nine Months Ended
	Year Ended December 31,			September 30,
Consolidated Statement of Operations Data:	2007	2008	2009	2009	2010
				(unaudited)
	(in thousands)

Revenue:
License revenue	$51,482	$74,446	$99,864	$56,192	$88,905
Maintenance revenue	17,747	29,401	41,390	28,611	41,560
Professional services revenue	11,357	14,417	16,105	10,752	14,698

Total revenues	80,586	118,264	157,359	95,555	145,163
Cost of revenue:
License revenue	2,949	3,071	3,663	1,791	2,568
Maintenance revenue	580	1,365	1,635	1,233	2,673
Professional services revenue	8,177	9,562	11,802	8,138	10,924

Total cost of revenue(1)	11,706	13,998	17,100	11,162	16,165

Gross profit	68,880	104,266	140,259	84,393	128,998
Operating expenses:
Sales and marketing(1)	48,249	74,267	93,349	65,923	81,710
Research and development(1)	5,419	8,258	8,735	6,337	8,781
General and administrative(1)	15,154	20,190	25,009	19,483	27,495

Total operating expenses	68,822	102,715	127,093	91,743	117,986

Income (loss) from operations	58	1,551	13,166	(7,350)	11,012
Other income (expense), net	(463)	3,304	(4,529)	(3,910)	(6,509)

Income (loss) before benefit (provision) for income taxes	(405)	4,855	8,637	(11,260)	4,503
Benefit (provision) for income taxes	40	(1,860)	(1,776)	2,779	(1.595)

Net income (loss)	$(365)	$2,995	$6,861	$(8,481)	$2,908

(1) Included stock-based compensation expense as follows:
Cost of revenue	$12	$39	$82	$59	$99
Sales and marketing	103	285	733	536	992
Research and development	6	19	79	54	63
General and administrative	69	388	585	445	763

	$190	$731	$1,479	$1,094	$1,917

Comparison of Nine Months Ended September 30, 2009 and 2010

Revenue

The following table sets forth revenue by source:

	Nine Months Ended September 30,
	2009		2010
		Percentage of		Percentage of
	Amount	Revenue	Amount	Revenue	Change
		(unaudited)
		(dollars in thousands)

Revenue
License revenue	$56,192	58.8%	$88,905	61.2%	$32,713	58.2%
Maintenance revenue	28,611	29.9%	41,560	28.6%	12,949	45.3%
Professional services revenue	10,752	11.3%	14,698	10.1%	3,946	36.7%

Total revenue	$95,555	100.0%	$145,163	100.0%	$49,608	51.9%

Revenue was $145.2 million for the nine months ended September 30, 2010 compared to $95.6 million for the nine months ended September 30, 2009, an increase of $49.6 million, or 51.9%. License revenue grew by approximately $32.7 million, or 58.2%. All territories reported strong revenue growth, particularly the Americas and Nordic regions, which grew by 58% and 41% and contributed an incremental $23.8 million in total revenue. In addition, revenue increased due to our acquisition in January 2010 of a reseller in Japan which provided $2.1 million in incremental revenue during the nine months ended September 30, 2010. There was no material change in the pricing for our products during the nine month periods. Revenue growth was achieved primarily due to volume growth as more customers acquired our product for the first time, along with additional license purchases by our existing customers. Amounts invoiced to existing customers represented a larger share of total billings, approximately 64%, resulting from our “land and expand” sales strategy. In addition, we experienced greater productivity from our sales representatives, with revenue per representative growing by 45%. We believe that an improving global economic outlook during the nine months ended September 30, 2010 also contributed to higher revenues as customer demand and their willingness to invest in information technology continued to grow compared to the same period last year. Maintenance revenues grew by approximately 45.3% driven by annual maintenance renewal rates of greater than 85%. Professional service revenues grew by 36.7% in the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 due to growth in consulting and training revenue, resulting from an increase in our customer base. The revenue growth in the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009 may not be indicative of our future revenue growth, if any.

Cost of Revenue and Gross Profit

The following table sets forth cost of revenue for each revenue source:

	Nine Months Ended September 30,
	2009		2010
		Percentage of		Percentage of
	Amount	Revenue	Amount	Revenue	Change
		(unaudited)
		(dollars in thousands)

Cost of Revenue:
Cost of license revenue	$1,791	3.2%	$2,568	2.9%	$777	43.4%
Cost of maintenance revenue	1,233	4.3%	2,673	6.4%	1,440	116.8%
Cost of professional services revenue	8,138	75.7%	10,924	74.3%	2,786	34.2%

Total cost of revenue	$11,162	11.7%	$16,165	11.1%	$5,003	44.8%

Gross Profit:
License revenue	$54,401	96.8%	$86,337	97.1%	$31,936	58.7%
Maintenance revenue	27,378	95.7%	38,887	93.6%	11,509	42.0%
Professional services revenue	2,614	24.3%	3,774	25.7%	1,160	44.4%

Total gross profit	$84,393	88.3%	$128,998	88.9%	$44,605	52.9%

Cost of revenue was $16.2 million for the nine months ended September 30, 2010 compared to $11.2 million for the nine months ended September 30, 2009, an increase of $5.0 million, or 44.8%. Overall cost of revenue declined as a percentage of revenue from 11.7% for the nine months ended September 30, 2009 to 11.1% for the nine months ended September 30, 2010. In anticipation of continued growth in our installed customer base, we increased headcount in our support organization which increased personnel costs by $1.0 million for the nine months ended September 30, 2010 as compared to the same period in 2009. Fees paid to referral partners for license revenues increased by $0.8 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. Cost of professional services revenue increased by $2.8 million but decreased as a percentage of professional services revenue from 75.7% for the nine months ended September 30, 2009 to 74.3% for the nine months ended September 30, 2010 due to higher utilization rates in our professional services organization and $0.1 million of severance costs. The growth in our gross profit in the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009 may not be indicative of our future gross profit growth, if any.

Operating Expenses

The following table sets forth operating expenses as a percentage of revenue:

	Nine Months Ended September 30,
	2009		2010
		Percentage of		Percentage of
	Amount	Revenue	Amount	Revenue	Change
		(unaudited)
		(dollars in thousands)

Operating expenses:
Sales and marketing	$65,923	69.0%	$81,710	56.3%	$15,787	23.9%
Research and development	6,337	6.6%	8,781	6.0%	2,444	38.6%
General and administrative	19,483	20.4%	27,495	18.9%	8,012	41.1%

Total operating expenses	$91,743	96.0%	$117,986	81.3%	$26,243	28.6%

Sales and Marketing.  Sales and marketing expenses increased $15.8 million, or 23.9%, but declined as a percentage of revenues, reflecting an increase in revenue achieved per sales representative, an increased percentage of sales from existing customers, and an increased percentage of sales from partners. The increase in sales and marketing expenses was primarily attributable to an increase in personnel and commission costs of $13.7 million (including a $0.5 million increase in stock-based compensation), an increase in travel expenses of $1.8 million and $0.3 million of severance costs.

Research and Development.  Research and development expenses grew by approximately $2.4 million or 38.6% during the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009. The increase was attributable to higher personnel costs of $1.1 million as a result of the increase in our headcount in research and development and an increase in other expenses related to a larger research and development function of $1.0 million. The remaining increase of $0.3 million was due to changes in the value of the Swedish kronor as the vast majority of our research and development staff is based in Lund, Sweden.

General and Administrative.  General and administrative expenses were $27.5 million for the nine months ended September 30, 2010 compared to $19.5 million for the nine months ended September 30, 2009, an increase of $8.0 million, or 41.1%. This increase was due primarily to a $3.6 million increase in personnel costs (including $0.3 million increase in stock-based compensation) to build out our corporate level functions to support anticipated global growth. This increase was also due to a $1.4 million increase in travel expenses primarily related to our annual employee summit. We began incurring additional public company costs, such as accounting and legal fees, directors and officers insurance of $1.3 million during the nine months ended September 30, 2010, a $0.8 million increase in facility and infrastructure costs to support international expansion and an increase in consulting and other general and administrative costs of $0.9 million related in part to our increased headcount.

Other Income (Expense), net.  Other expense was $6.5 million for the nine months ended September 30, 2010 compared to expense of $3.9 million for the nine months ended September 30, 2009. The change in the fair value of the stock warrants increased by $0.7 million for the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009 in a manner consistent with the increased estimated fair value in our common stock. We had a $4.0 million foreign exchange loss and other expense for the nine months ended September 30, 2010 compared to a loss of $2.0 million for the nine months ended September 30, 2009. The increase is largely due to the foreign currency impact of the United States dollar generally weakening relative to the Swedish kronor during the nine months ended September 30, 2010. These increases were offset by a decrease in net interest expense of $0.1 million primarily due to the prepayment of our outstanding note payable balance in July 2010.

Benefit (Provision) for Income Taxes.  We have applied a projected 35.4% effective tax rate to our results of operations for the nine months ended September 30, 2010 which results in a provision for income taxes of approximately $1.6 million during the period. Tax expense was reduced in the period due to the release of a valuation allowance and the recognition of an adjustment attributable to the filing of the prior year U.S. income tax returns. The effective tax rate increased from the effective tax rate of 24.7% for the nine months ended September 30, 2009 due primarily to a change in the amount of income earned in the various locations where we operate from one year to the next and our inability to recognize a tax benefit for certain losses, including changes recorded for the change in value of our formerly outstanding preferred stock warrants, incurred by our U.S. holding company. The estimated effective tax rate for the nine months ended September 30, 2009 of 24.7% differs from the actual annual effective tax rate for 2009 of 20.6% due to certain discrete items recognized during the last quarter of 2009, including the release of a valuation allowance and tax on an intercompany foreign dividend. We operate in an international environment with significant operations in various locations outside of the United States. Accordingly, the consolidated income tax rate is a composite rate reflecting our earnings (losses) and the applicable tax rates in the various locations where we operate.

Comparison of the Years Ended December 31, 2008 and 2009

Revenue

	Year Ended December 31,
	2008		2009		Period to
		Percentage of		Percentage of	Period
	Amount	Revenue	Amount	Revenue	Change
	(dollars in thousands)

Revenue:
License revenue	$74,446	62.9%	$99,864	63.5%	$25,418	34.1%
Maintenance revenue	29,401	24.9%	41,390	26.3%	11,989	40.8%
Professional services revenue	14,417	12.2%	16,105	10.2%	1,688	11.7%

Total revenue	$118,264	100.0%	$157,359	100.0%	$39,095	33.1%

Revenue was $157.4 million in 2009 compared to $118.3 million in 2008, an increase of $39.1 million, or 33.1%. License revenue grew by approximately $25.4 million, or 34%. All territories showed strong revenue growth, particularly Spain and France, which in their second full year of operations as a direct sales office grew 72% and 96%, contributing an incremental $7.3 million in total revenue. We also grew revenue by $9.0 million, or 27%, in our largest market, North America, and saw growing contributions from relatively new markets in Eastern Europe and a brand new market, Japan, which provided $1.7 million in incremental license revenue. Although we introduced a new version of QlikView in 2009, there was no material increase in the pricing for our product. Revenue growth was achieved primarily due to volume growth as more customers acquired our product for the first time, along with additional license purchases by our existing customers. From a performance perspective, we experienced an increasing contribution from existing customers, approximately 58% of license revenues, which resulted from our “land and expand” sales strategy and greater productivity from our sales representatives with revenue per representative growing 38%. We believe that a better global economic outlook also contributed to higher revenues as customer demand and their willingness to invest in information technology grew over the course of the year, with the majority of our growth for 2009 coming in the third and fourth quarters of the fiscal year. Maintenance revenues grew by approximately 41% driven by annual maintenance renewal rates of greater than 85%. As a percentage of total revenues, maintenance grew to 26% in 2009 from 25% in 2008, reflecting the impact of the growing installed customer base and renewal rates. Professional service revenue grew by 12% and was approximately 10% of our total revenues.

Cost of Revenue and Gross Profit

	Year Ended December 31,
	2008		2009
		Percentage of		Percentage of	Period to
		Related		Related	Period
	Amount	Revenue	Amount	Revenue	Change
	(dollars in thousands)

Cost of Revenue:
Cost of license revenue	$3,071	4.1%	$3,663	3.7%	$592	19.3%
Cost of maintenance revenue	1,365	4.6%	1,635	4.0%	270	19.8%
Cost of professional services revenue	9,562	66.3%	11,802	73.3%	2,240	23.4%

Total cost of revenue	$13,998	11.8%	$17,100	10.9%	$3,102	22.2%

Gross Profit:
License revenue	$71,375	95.9%	$96,201	96.3%	$24,826	34.8%
Maintenance revenue	28,036	95.4%	39,755	96.0%	11,719	41.8%
Professional services revenue	4,855	33.7%	4,303	26.7%	(552)	(11.4)%

Gross Profit	$104,266	88.2%	$140,259	89.1%	$35,993	34.5%

Cost of revenue was $17.1 million in 2009 compared to $14.0 million in 2008, an increase of $3.1 million, or 22.2%. Overall cost of revenue declined as a percent of revenue from 11.8% in 2008 to 10.9% in 2009, despite a decrease in our margin related to professional services. In anticipation of continued growth in our installed customer base, we increased headcount in our professional services organization which increased costs by $1.5 million in 2009, but we did not achieve a corresponding increase in related revenues, reducing our gross margin in the category to 26.7% from 33.7%. In addition, fees paid to subcontractors increased by $0.9 million. Fees paid to referral partners for license revenues increased by $0.6 million in 2009 due to a significant transaction.

Operating Expenses

	Year Ended December 31,
	2008		2009		Period to
		Percentage		Percentage	Period
	Amount	of Revenue	Amount	of Revenue	Change
	(dollars in thousands)

Operating Expenses:
Sales and marketing	$74,267	62.8%	$93,349	59.3%	$19,082	25.7%
Research and development	8,258	7.0%	8,735	5.6%	477	5.8%
General and administrative	20,190	17.1%	25,009	15.9%	4,819	23.9%

Total operating expenses	$102,715	86.9%	$127,093	80.8%	$24,378	23.7%

Sales and Marketing.  Sales and marketing expenses increased $19.1 million, or 25.7%, but declined as a percentage of revenues, reflecting an increase in revenue achieved per sales representative and an increased percentage of sales from existing customers and through partners. The increase was primarily attributable to an increase in personnel and commission costs of $12.9 million (including a $0.5 million increase in stock-based compensation), an increase in costs related to marketing programs of $2.4 million, an increase in facility and other infrastructure costs of $2.6 million and an increase in travel expenses of $0.9 million. Also in 2009, we implemented an online customer relationship management tool to facilitate sales force growth. We expect sales and marketing expenses to continue to increase in absolute dollars but to decrease as a percentage of revenues over time as we continue to expand our sales force and marketing activities.

Research and Development.  Although total research and development headcount increased during this period, total research and development expenses grew by only $0.5 million or 5.8%. With the vast majority of our related staff based in Lund, Sweden, changes in the value of the Swedish kronor reduced the impact of the staff increase by approximately $0.8 million. To accommodate the increase in our research and development staff, we made further investment in our facility in Sweden of approximately $0.2 million. We expect our research and development expenses will continue to increase in absolute dollars and as a percentage of revenue in the long term as we increase our research and development headcount to further strengthen and enhance our software platform.

General and Administrative.  General and administrative expenses were $25.0 million in 2009 compared to $20.2 million in 2008, an increase of $4.8 million, or 23.9%. This increase was due primarily to a $2.3 million increase in personnel costs to build out our corporate level functions to support anticipated global growth and prepare for being a publicly traded company. This increase was also due to a $1.2 million increase in travel expenses, a $0.2 million increase in stock-based compensation expense, a $0.5 million increase in facility and infrastructure costs to support international expansion, and an increase in depreciation and amortization of $0.3 million related in part to additional investment in property and equipment due to our increased headcount. We expect that general and administrative expenses will continue to increase in absolute dollars because of our efforts to expand our international operations and due to costs to be incurred in connection with our initial public offering, this offering and ongoing public company related costs. However, we believe over time general and administrative costs will decline as a percentage of revenues as we will derive greater efficiencies from our corporate infrastructure.

Other Income (Expense), net

Other income (expense), net was an expense of $4.5 million in 2009 compared to income of $3.3 million in 2008. The change consisted of increased interest expense, charges for our common and preferred stock warrants and foreign exchange. Interest expense increased due to a full year of interest expense on our term loan. The change in the fair value of the stock warrants increased by $1.5 million in 2009 in a manner consistent with the increased value in our common stock. We had a $1.6 million foreign exchange loss in 2009 compared to a gain of $4.2 million in 2008. The change is principally due to the foreign currency impact of our outstanding debt as a result of the United States dollar generally weakening relative to the Swedish kronor in 2009 compared to generally strengthening in 2008.

Benefit (Provision) for Income Taxes

Our provision for income taxes in 2009 was consistent with the provision for income taxes in 2008. The increase in our income before income taxes of $3.8 million from 2008 to 2009 was offset by a decrease in our effective tax rate from 38% in 2008 to 21% in 2009 as a result of current year reversal of valuation allowance in certain jurisdictions and a more significant impact of earnings from foreign operations.

Comparison of the Years Ended December 31, 2007 and 2008

Revenue

	Year Ended December 31,
	2007		2008		Period to
		Percentage of		Percentage of	Period
	Amount	Revenue	Amount	Revenue	Change
	(dollars in thousands)

Revenue:
License revenue	$51,482	63.9%	$74,446	62.9%	$22,964	44.6%
Maintenance revenue	17,747	22.0%	29,401	24.9%	11,654	65.7%
Professional services revenue	11,357	14.1%	14,417	12.2%	3,060	26.9%

Total revenue	$80,586	100.0%	$118,264	100.0%	$37,678	46.8%

Revenue was $118.3 million in 2008 compared to $80.6 million in 2007, an increase of $37.7 million, or 46.8%, driven by an increase of $14.2 million, or 73%, in our North American operations, which includes Latin America, and an increase of $7.6 million, or 37%, in the Nordic countries, primarily in Sweden, and $8.6 million in contributions from new markets including our direct sales operations in France and Spain. Although we introduced a new version of QlikView in 2008, there was no material increase in the pricing for our product. Revenue growth was achieved primarily due to volume growth as more customers acquired our product for the first time, along with additional license purchases by our existing customers. License revenue grew 45% and maintenance revenue grew 66%. Maintenance revenue grew in both absolute dollars and as a percentage of total revenues due to the continued growth in our installed customer base and strong renewal rates. Professional service revenue also increased reflecting growth in both consulting and training services.

Cost of Revenue and Gross Profit

	Year Ended December 31,
	2007		2008
		Percentage		Percentage	Period to
		of Related		of Related	Period
	Amount	Revenue	Amount	Revenue	Change
	(dollars in thousands)

Cost of Revenue:
Cost of license revenue	$2,949	5.7%	$3,071	4.1%	$122	4.1%
Cost of maintenance revenue	580	3.3%	1,365	4.6%	785	135.3%
Cost of professional services revenue	8,177	72.0%	9,562	66.3%	1,385	16.9%

Total cost of revenue	$11,706	14.5%	$13,998	11.8%	$2,292	19.6%

Gross Profit:
License revenue	$48,533	94.3%	$71,375	95.9%	$22,842	47.1%
Maintenance revenue	17,167	96.7%	28,036	95.4%	10,869	63.3%
Professional services revenue	3,180	28.0%	4,855	33.7%	1,675	52.7%

Gross Profit	$68,880	85.5%	$104,266	88.2%	$35,386	51.4%

Cost of revenue was $14.0 million in 2008 compared to $11.7 million in 2007, an increase of $2.3 million, or 19.6%. This increase was primarily due to the increase in revenues and an increase in personnel and facility costs of $0.8 million related to expanded headcount in our support organization in order to support the increasing number of new customers we added during 2007 and 2008. In addition, fees paid to subcontractors in connection with the sale of professional services to our customers increased $1.3 million. Our gross profit as a percentage of revenue increased slightly in 2008 as compared to 2007 due to a higher percentage of our revenue being derived from license and maintenance sales.

Operating Expenses

	Year Ended December 31,
	2007		2008		Period to
		Percentage		Percentage	Period
	Amount	of Revenue	Amount	of Revenue	Change
	(dollars in thousands)

Operating Expenses:
Sales and marketing	$48,249	59.9%	$74,267	62.8%	$26,018	53.9%
Research and development	5,419	6.7%	8,258	7.0%	2,839	52.4%
General and administrative	15,154	18.8%	20,190	17.1%	5,036	33.2%

Total operating expenses	$68,822	85.4%	$102,715	86.9%	$33,893	49.2%

Sales and Marketing.  Sales and marketing expenses were $74.3 million in 2008 compared to $48.2 million in 2007, an increase of $26.0 million, or 53.9%. The increase was primarily attributable to an increase in personnel and commission costs of $17.9 million, an increase in costs related to marketing programs of $3.4 million, an increase in facility and other infrastructure costs of $2.7 million and an increase in travel expenses of $2.1 million. Our establishment of direct sales offices in France and Spain along with the further growth of our sales force in the United Stated contributed to the increase in sales and marketing expenses in 2008 as compared to 2007.

Research and Development.  Research and development expenses were $8.3 million in 2008 compared to $5.4 million in 2007, an increase of $2.8 million, or 52.4%. The increase was due to an increase in personnel costs of $2.3 million due to an expansion of our product marketing organization and increased travel expenses of $0.5 million in 2008. With the vast majority of our research and development staff based in Lund, Sweden, changes in the value of the Swedish kronor adversely impacted these costs.

General and Administrative.  General and administrative expenses were $20.2 million in 2008 compared to $15.2 million in 2007, an increase of $5.0 million, or 33.2%. This increase was due primarily to a $1.8 million increase in personnel costs, a $0.3 million increase in stock-based compensation expense, a $0.9 million increase in facility and infrastructure costs to support our growth and international expansion and an increase in travel expenses of $0.7 million. In addition, professional fees, principally from accounting, audit and tax fees, increased by $0.5 million and depreciation and amortization expense increased by $0.3 million as compared to 2007. These costs were incurred in order to provide the needed corporate infrastructure necessary to support further revenue growth.

Other Income (Expense), net

Other income (expense), net was $3.3 million in 2008 compared to an expense of $0.5 million in 2007. The change was principally due to a $4.2 million foreign exchange gain in 2008. This change was primarily due to the foreign currency impact of our outstanding debt, which is denominated in Swedish kronor, as a result of the United States dollar generally strengthening relative to the Swedish kronor in 2008 compared to a general weakening in 2007. This change was offset by increased interest expense and charges for our common and preferred stock warrants. Net interest expense increased due to higher average outstanding debt balances in 2008 as compared to 2007. The change in fair value of stock warrants in 2008 was consistent with the change in fair value of stock warrants in 2007.

Benefit (Provision) for Income Taxes

Our provision for income taxes in 2008 increased by $1.9 million from 2007. This increase resulted from an increase in our income before income taxes of $5.3 million from 2007 to 2008 and an increase in our effective tax rate from 9.9% in 2007 to 38.3% in 2008 as a result of more significant earnings in foreign operations in 2008 as compared to 2007 and the impact of nondeductible expenses in 2008.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated revenue and operating expenses for each of the eleven quarters beginning March 31, 2008 and ending September 30, 2010. You should read this data together with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared the unaudited information on a basis consistent with our audited financial statements and have included all adjustments of a normal and recurring nature, which, in the opinion of management, are considered necessary to fairly present our revenue and operating expenses for the quarters presented. Our historical quarterly revenue and operating expenses are not necessarily indicative of results for any future period.

	For the Three Months Ended,
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2008	2008	2008	2009	2009	2009	2009	2010	2010	2010
	(unaudited)
	(in thousands)

Consolidated Statement of Operations Data:
Revenue:
License revenue	$13,116	$21,577	$15,485	$24,268	$14,759	$20,045	$21,388	$43,672	$26,222	$32,544	$30,139
Maintenance revenue	6,422	7,316	8,172	7,491	7,969	9,478	11,164	12,779	13,069	13,519	14,972
Professional services revenue	2,889	4,238	3,318	3,972	3,676	3,322	3,754	5,353	4,474	5,067	5,157

Total revenue	22,427	33,131	26,975	35,731	26,404	32,845	36,306	61,804	43,765	51,130	50,268
Cost of revenue:
License revenue	465	1,076	704	826	587	614	590	1,872	679	1,178	711
Maintenance revenue	290	408	376	291	376	455	402	402	695	1,013	965
Professional services revenue	2,209	2,585	2,195	2,573	2,817	2,589	2,732	3,664	2,912	3,554	4,458

Total cost of revenue(1)	2,964	4,069	3,275	3,690	3,780	3,658	3,724	5,938	4,286	5,745	6,134
Gross profit	19,463	29,062	23,700	32,041	22,624	29,187	32,582	55,866	39,479	45,385	44,134
Operating Expenses:
Sales and marketing(1)	16,201	20,552	18,985	18,529	19,562	23,214	23,147	27,426	25,413	27,751	28,546
Research and development(1)	1,726	2,250	2,024	2,258	2,223	2,152	1,962	2,398	2,664	2,980	3,137
General and administrative(1)	5,783	4,965	4,420	5,022	7,219	6,530	5,734	5,526	9,393	8,813	9,289

Total operating expenses	23,710	27,767	25,429	25,809	29,004	31,896	30,843	35,350	37,470	39,544	40,972
Income (loss) from operations	$(4,247)	$1,295	$(1,729)	$6,232	$(6,380)	$(2,709)	$1,739	$20,516	$2,009	$5,841	$3,162

(1)	Amounts in the table above include stock-based compensation expense, as follows:

	For the Three Months Ended,
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2008	2008	2008	2009	2009	2009	2009	2010	2010	2010
	(unaudited)
	(in thousands)

Cost of revenue	$6	$9	$12	$12	$19	$19	$21	$23	$26	$26	$47
Sales and marketing	55	72	80	78	157	196	183	197	260	308	424
Research and development	4	5	5	5	8	23	23	25	21	21	21
General and administrative	61	40	149	138	155	168	121	141	193	194	376

	$126	$126	$246	$233	$339	$406	$348	$386	$500	$549	$868

Comparison of Unaudited Quarterly Results

We conduct business in our foreign operations in local currencies. Accordingly, our revenue and operating expense results presented above are affected by changes in foreign exchange rates. Income and expense accounts are translated at the average monthly exchange rates during the period. As a result, a decline in the value of the United States dollar relative to the local currencies of our foreign subsidiaries can have a favorable effect on our profitability, and an increase in the value of the United States dollar relative to the local currencies of foreign subsidiaries can have a negative effect on our profitability.

Revenue

Our total consolidated revenue has generally increased over the periods presented due to volume growth through sales to new customers as well as to existing customers purchasing additional software licenses and maintenance.

Cost of Revenue

Our total consolidated cost of revenue has fluctuated over the periods presented reflecting referral fees paid in connection with our license revenue generated, fees paid to consultants providing training and consulting services for our customers, and personnel costs related to our customer support organization.

Sales and Marketing

Sales and marketing expenses have generally increased over the periods presented due to the addition of sales and marketing personnel as well as commission expense that increases in absolute dollars as revenue increases. Quarterly fluctuations are the result of the timing of marketing expenditures and sales commission expense associated with license revenue recognized during the quarter. In addition, sales and marketing expenses in the second quarter of each year presented include the cost of our annual partner event.

Research and Development

Research and development expenses have generally increased over the periods presented due to the increased focus on new product features and functionality and the associated addition of personnel.

General and Administrative

General and administrative expenses have generally increased over the periods presented reflecting an investment in our infrastructure to support our growth, including increased cost of executive and administrative personnel, facilities cost, and depreciation expense. In addition, general and administrative expenses in the first quarter of each year presented include the cost of our annual employee summit.

Seasonality

Our quarterly results reflect seasonality in the sale of our products and services. Historically, a pattern of increased license sales in the fourth quarter has positively impacted sales activity in that period which can make it difficult to achieve sequential revenue growth in the first quarter. Similarly, our gross margins and operating income have been affected by these historical trends because the majority of our expenses are relatively fixed in the near-term. The timing of revenues in relation to our expenses, much of which does not vary directly with revenue, has an impact on the cost of revenue, sales and marketing expense, research and development expense, and general and administrative expense as a percentage of revenue in each calendar quarter during the year. The majority of our expenses are personnel-related and include salaries, stock-based compensation, benefits and incentive-based compensation plan expenses. As a result, we have not experienced significant seasonal fluctuations in the timing of expenses from period to period, other than an increase in general and administrative expenses during the first quarter of each year as a result of our annual employee summit and an increase in sales and marketing expenses in the second quarter of each year due to our annual partner event. On a quarterly basis, we have usually generated the majority of our revenues in the final month of each quarter and a significant amount in the last two weeks of a quarter. We believe this is due to customer buying patterns typical in this industry. Although these seasonal factors are common in the technology sector, historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Acquisitions

In January 2008, in order to achieve a direct sales presence in Spain, we acquired the operations and tangible assets of P.C. Compatible Business Intelligence, S.L., or PCB, a Spanish reseller of our product, for $1.9 million, including cash of $0.4 million and a warrant to purchase an aggregate of 93,981 shares of our common stock at an exercise price of $1.65 per share. PCB exercised such warrant in full in November 2010. Until December 31, 2010, pursuant to the terms of such warrant, PCB has a right to require us to purchase the acquired shares for an aggregate of €1.8 million (approximately $2.5 million based on an assumed exchange rate of approximately $1.36 as of September 30, 2010).

In January 2010, in order to achieve a direct sales presence in Japan, we acquired all of the issued and outstanding shares of Syllogic Corporation, or Syllogic, a Japanese reseller of our product, for 120,000 shares of our common stock plus contingent cash consideration not to exceed $0.8 million. The total estimated purchase price of Syllogic was $1.1 million.

We account for acquisitions using the purchase method of accounting. In each case, we allocated the purchase price to the assets acquired, including intangible assets and liabilities assumed, based on estimated fair values at the date of the acquisition.

Liquidity and Capital Resources

Since our inception, we have financed our operations through the sale of preferred stock and common stock, cash flows generated by operations and borrowings under debt instruments. As of September 30, 2010, we had cash and cash equivalents totaling $156.3 million, net accounts receivable of $48.6 million and $134.2 million of working capital.

We estimate our capital expenditures for 2010 to be approximately $2.5 million, comprised primarily of additional leasehold improvements, furniture and fixtures and computer equipment. We believe that our existing cash and cash equivalents and our cash flow from operations will be sufficient to fund our operations and our capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new territories, the timing of introductions of new software products and enhancements to existing software products and the continuing market acceptance of our software offerings. Although we are not currently a party to any agreement or letter of intent regarding potential investments in, or acquisitions of, complementary businesses, applications or technologies, we may enter into these types of arrangements, which could require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

We have begun incurring costs as a public company that we had not previously incurred prior to our initial public offering, including, but not limited to, costs and expenses for directors fees, increased directors and officers insurance, investor relations fees, expenses for compliance with the Sarbanes-Oxley Act of 2002 and rules implemented by the SEC and Nasdaq, on which our common stock is listed, and various other costs. The Sarbanes-Oxley Act of 2002 requires that we maintain effective disclosure controls and procedures and internal controls.

The following table shows selected balance sheet data as well as our cash flows from operating activities, investing activities and financing activities for the stated periods:

	As of and for the Year Ended			As of the Nine Months
	December 31,			Ended September 30,
	2007	2008	2009	2009	2010
				(unaudited)
	(in thousands)

Cash and cash equivalents	$9,214	$14,800	$24,852	$15,832	$156,254
Accounts receivable, net	33,859	41,110	63,729	39,043	48,604
Cash provided by operating activities	2,856	2,631	13,036	2,478	23,170
Cash used in investing activities	(1,022)	(2,158)	(2,128)	(1,121)	(1,612)
Cash provided by (used in) financing activities	2,480	6,926	(1,791)	(1,271)	108,919

Cash and Cash Equivalents

Our cash and cash equivalents at September 30, 2010 were held for working capital purposes and were invested primarily in cash and money market accounts. We do not enter into investments for trading or speculative purposes.

Accounts Receivable, net

Our accounts receivable balance fluctuates from period to period which affects our cash flow from operating activities. The fluctuations vary depending on the timing of our service delivery and billing activity, cash collections and changes to our allowance for doubtful accounts. Our allowance for doubtful accounts represents our best estimate of the amount of probable credit losses. To date, we have not incurred any write-offs of accounts receivable significantly different than accounts reserved.

Cash Flows

Cash Provided by Operating Activities

Net cash provided by operating activities was $2.5 million and $23.2 million, which includes a net (loss) income of ($8.5 million) and $2.9 million for the nine months ended September 30, 2009 and 2010. The reasons for the increase in net cash provided by operating activities for the nine months ended September 30, 2010 include the increase in net income and the change in our accounts receivable balance. We incurred non-cash expenses totaling $5.8 million and $7.9 million for the nine months ended September 30, 2009 and 2010. Non-cash expenses primarily consisted of stock-based compensation expense, provisions for bad debt, change in the fair value of warrants, unrealized foreign currency gains and losses, and depreciation and amortization expense. We incurred an excess tax benefit from stock-based compensation of $0.3 million for the nine months ended September 30, 2010.

The change in certain assets and liabilities resulted in a net source of cash of $5.2 million and $12.7 million for the nine months ended September 30, 2009 and 2010. Cash provided by operating activities is driven by sales of our software offerings. Collection of accounts receivable from the sales of our software offerings is a significant component of our cash flows from operating activities, as is the change in deferred revenue related to these sales. We experienced a positive cash flow impact during the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009 related to collection of accounts receivable, as the accounts receivable balance was significantly higher at December 31, 2009 compared to December 31, 2008.

Net cash provided by operating activities was $2.9 million, $2.6 million and $13.0 million and net income (loss) was ($0.4 million), $3.0 million and $6.9 million for the years ended December 31, 2007, 2008 and 2009. The primary reason for the increase in net cash provided by operating activities in 2009 relates to the increase in net income during 2009. We (generated) incurred non-cash (income) expenses totaling $1.0 million, $1.9 million and $3.2 million for the years ended December 31, 2007, 2008 and 2009. Non-cash expenses primarily consisted of stock-based compensation expense, bad debt expense, change in deferred tax assets and liabilities, unrealized foreign currency gains and losses, and depreciation and amortization expense.

The change in certain assets and liabilities resulted in a net source (use) of cash of $2.2 million, ($2.2 million) and $3.0 million for the years ended December 31, 2007, 2008 and 2009. Cash provided by operating activities is driven by sales of our software offerings. Collection of accounts receivable from the sales of our software offerings is a significant component of our cash flows from operating activities, as is the change in deferred revenue related to these sales.

Cash Used in Investing Activities

Net cash used in investing activities was $1.1 million and $1.6 million for the nine months ended September 30, 2009 and 2010. Cash used in investing activities for the nine months ended September 30, 2009 was primarily for capital expenditures related to property and equipment as we continued to expand our infrastructure and workforce. During the nine months ended September 30, 2010 we acquired Syllogic which resulted in a source of cash of approximately $0.2 million. This net cash acquired partially offset capital expenditures for property and equipment of $1.8 million during the nine months ended September 30, 2010.

Net cash used in investing activities was $1.0 million, $2.2 million and $2.1 million for the years ended December 31, 2007, 2008 and 2009. Cash used in investing activities for the year ended December 31, 2007 was primarily for the purchase of property. During the year ended December 31, 2008, we acquired PCB for an aggregate of $0.4 million in cash. In addition, we made capital expenditures for property and equipment. Cash used in investing activities for the year ended December 31, 2009 was primarily for capital expenditures related to property and equipment as we continued to expand our infrastructure and workforce.

Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $1.3 million for the nine months ended September 30, 2009. Net cash provided by financing activities was $108.9 million for the nine months ended September 30, 2010. Net cash used in financing activities for the nine months ended September 30, 2009 was primarily related to payments made under our previous long-term note payable of $1.7 million and the repurchase of stock options of $0.4 million. These payments were offset by borrowings on our then outstanding line of credit of $0.5 million and proceeds from the exercise of stock options of $0.3 million. Net cash provided by financing activities for the nine months ended September 30, 2010 primarily resulted from the net proceeds of our initial public offering of $119.8 million, proceeds from the exercise of stock options of $1.0 million, an excess tax benefit from stock-based compensation of $0.3 million, and proceeds from the issuance of stock options of $0.1 million. These proceeds were offset by payments under our then outstanding long-term note payable of $7.4 million, payments of equity issuance costs of $4.7 million, and payments on our then outstanding line of credit of $0.2 million.

Net cash provided by financing activities was $2.5 million and $6.9 million for the years ended December 31, 2007 and 2008. Net cash used in financing activities was $1.8 million for the year ended December 31, 2009. Net cash provided by financing activities for the year ended December 31, 2007 was primarily related to borrowings under our then outstanding line of credit facility as well as proceeds from the exercise of stock options partially offset by payments made under our then outstanding long-term debt arrangement. Net cash provided by financing activities for the year ended December 31, 2008 resulted from borrowings under a then outstanding long-term note payable arrangement and proceeds from the exercise of stock options partially offset by payments made under our then outstanding line of credit facility and a previous long-term note payable. Net cash used in financing activities for the year ended December 31, 2009 was due to payments under our then outstanding long-term note payable arrangement partially offset by payments received for the exercise and purchase of stock options.

Contractual Obligations and Commitments

We generally do not enter into long-term minimum purchase commitments. Our principal commitments, in addition to those related to our long-term debt discussed above, consist of obligations under facility leases for office space.

The following table summarizes our outstanding contractual obligations as of December 31, 2009:

	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1 to 3 Years	3 to 5 Years	5 Years
	(in thousands)

Operating lease obligations	$16,662	$5,522	$7,167	$3,364	$609
Note payable	$6,921	3,076	3,845	—	—
Interest on note payable	$865	577	288	—	—

Total	$24,448	$9,175	$11,300	$3,364	$609

On July 27, 2010, we paid in full with the proceeds from our initial public offering the outstanding principal, accrued interest and a prepayment fee on a note payable held by Stiftelsen Industrifonden. The note payable to Stiftelsen Industrifonden had an outstanding principal balance of 38.6 million Swedish kronor (approximately $5.3 million based on an exchange rate of approximately 0.14 as of the prepayment date). In addition, the accrued interest and prepayment penalty amounted to 0.5 million Swedish kronor (approximately $0.1 million based on an exchange rate of approximately 0.14 as of the prepayment date).

The following table summarizes our outstanding contractual obligations as of September 30, 2010:

	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1 to 3 Years	3 to 5 Years	5 Years
	(in thousands)

Operating lease obligations	$20,019	$6,966	$9,520	$3,155	$378

These tables do not include any payments that may become payable to PCB pursuant to certain put rights related to common stock held by PCB issued upon prior exercise of a warrant, as the timing and likelihood of such payments are not known. Until December 31, 2010 pursuant to the terms of the warrant, PCB has a right to require us to purchase this common stock held by them for an aggregate of €1.8 million (approximately $2.5 million based on an exchange rate of approximately $1.36 as of September 30, 2010).

We have obligations related to unrecognized tax benefit liabilities totaling $3.3 million, which have been excluded from the tables above as we do not think it is practicable to make reliable estimates of the periods in which payments for these obligations will be made. See Note 9 of the notes to our audited consolidated financial statements.

In November 2010, we entered into an amendment to the lease for our corporate headquarters in Radnor, Pennsylvania which increased the aggregate rentable square footage of space from approximately 17,330 square feet to up to approximately 39,200 square feet. The term of the lease for the additional space commences when the landlord’s renovation work for the applicable portions of the additional space are “substantially completed” (as defined in the amendment), accounting for the possibility that the landlord may substantially complete renovations on certain portions of the additional space at different times. Commencing on the date that the landlord substantially completes its renovation work on the entire additional space, the term of the lease with respect to all 39,200 square feet will be extended for a period of ten years and three months. In addition, the landlord has granted us the right to renew the lease for an additional five year period, subject to certain conditions. In consideration of the landlord performing the renovations, we agreed to pay the landlord a construction management fee equal to 4% of the total cost of such renovations that is being paid out of the tenant improvement allowance which is being provided by the landlord for the renovation work. Pursuant to the amendment, once all of the additional space has been substantially completed, our base rental obligation to the landlord for our headquarters will be adjusted to $27.50 per square foot for the first twelve months of the new lease term (except for a one month free base rent period on the original leased premises and a three month free base rent period on the additional space), with $0.75 per square foot annual increases.

Off-Balance Sheet Arrangements

During the years ended December 31, 2007, 2008 and 2009, and the nine months ended September 30, 2010, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recently Adopted Accounting Principles

In January 2010, the Financial Accounting Standards Board, or FASB, issued updated guidance related to fair value measurements and disclosures, which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3, a reporting entity should disclose separately information about purchases, sales, issuances and settlements (that is, on a gross basis rather than on a net basis). The updated guidance also requires that an entity should provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for Level 2 and Level 3 fair value measurements. The updated guidance is effective for interim or annual financial reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We adopted the updated guidance in the first quarter of 2010, and the impact on the consolidated financial statements was not material.

In August 2009, the FASB issued guidance on measuring liabilities at fair value, which provides clarification that in circumstances where a quoted market price in an active market for an identical liability is not available, a reporting entity must measure fair value of the liability using one of the following techniques: the quoted price of the identical liability when traded as an asset; quoted prices for similar liabilities or similar liabilities when traded as assets; or another valuation technique, such as a present value technique or the amount that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability that is consistent with the provisions of authoritative guidance. This statement becomes effective for the first reporting period, including interim periods, beginning after issuance. We adopted this statement effective as of January 1, 2010. We have evaluated the potential impact of these consensuses on our financial position and results of operations, and we have concluded that they will not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued The FASB Accounting Standards Codification, or the Codification, authorizing the Codification as the sole source for authoritative guidance in accordance with GAAP. The Codification is effective for financial statements issued for reporting periods that end after September 15, 2009. The Codification supersedes all accounting standards in GAAP, aside from those issued by the SEC.

In May 2009, the FASB issued a standard that sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is effective for interim and annual periods ending after June 15, 2009. We adopted this standard in the year ended December 31, 2009, and it did not impact our consolidated financial results.

We adopted new accounting guidance on business combinations effective January 1, 2009. While retaining the fundamental requirements of previous GAAP, this new statement makes various modifications to the accounting for contingent consideration, preacquisition contingencies, purchased in-process research and development, acquisition-related transaction costs, acquisition-related restructuring costs, and changes in tax valuation allowances and tax uncertainty accruals. The impact of adopting the guidance will depend on the nature and terms of business combinations, if any, that we consummate on or after January 1, 2009.

We adopted new accounting guidance on fair value measurements effective January 1, 2008, for financial assets and liabilities. In addition, effective January 1, 2009, we adopted this guidance as it relates to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability, referred to as the exit price, in an orderly transaction between market participants at the measurement date. The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. See additional disclosures in Note 5 of the notes to each of our consolidated financial statements related to the adoption of this fair value guidance.

In June 2008, the FASB issued new guidance related to assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for the purposes of determining whether such equity-linked financial instrument (or embedded feature) is subject to derivative accounting. We adopted the new guidance effective January 1, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

In October 2009, the FASB clarified the accounting guidance for sales of tangible products containing both software and hardware elements and issued new guidance that amends the criteria for evaluating the individual items in a multiple deliverable revenue arrangement and how to allocate the consideration received to the individual items. The guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We have evaluated the potential impact of the revised guidance on our financial position and results of operations and have concluded that they will not have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates. We do not hold financial instruments for trading purposes.

Interest Rate Sensitivity

We had cash and cash equivalents of $9.2 million at December 31, 2007, $14.8 million at December 31, 2008, $24.9 million at December 31, 2009 and $156.3 million at September 30, 2010. We held these amounts primarily in cash or money market funds.

We hold cash and cash equivalents for working capital purposes. We do not have material exposure to market risk with respect to investments, as our investments consist primarily of highly liquid investments purchased with original maturities of three months or less. We do not use derivative financial instruments for speculative or trading purposes; however, we may adopt specific hedging strategies in the future. Any declines in interest rates, however, will reduce future interest income.

We had total outstanding debt of $5.1 million at December 31, 2007, $8.1 million at December 31, 2008 and $7.0 million at December 31, 2009. There was no outstanding debt at September 30, 2010.

Foreign Currency Risk

We market our products in the Americas, Europe, the Asia-Pacific Regions and Africa and develop our products in Europe. As a result of our business activities in foreign countries, our financial results could be affected by factors such as changes in foreign currency exchange rates or economic conditions in foreign markets, and there is no assurance that exchange rate fluctuations will not harm our business in the future. We sell our products in certain countries in the local currency for the respective country. In addition, our product development activities are principally based at our facility in Lund, Sweden. This provides some natural hedging because most of our subsidiaries’ operating expenses are denominated in their local currencies. Regardless of this natural hedging, our results of operations may be adversely impacted by the exchange rate fluctuation. Although we will continue to monitor our exposure to currency fluctuations and, where appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, we are not currently engaged in any financial hedging transactions.

Foreign currency risk exposures arise from transactions denominated in a currency other than our functional currency and from foreign denominated revenue and profit translated into United States dollars. Approximately 73% and 70% of our operating revenues were denominated in currencies other than the United States dollar for the year ended December 31, 2009 and the nine months ended September 30, 2010. The principal foreign currencies in which we conduct business are the Swedish kronor, the British pound and the euro. The translation of currencies in which we operate into the United States dollar may affect consolidated revenues and gross profit margins as expressed in United States dollars. A weakening of the United States dollar versus other currencies in which we operate may increase our consolidated revenues and gross profit margins while the strengthening of the United States dollars versus these currencies may have an opposite effect on our consolidated results expressed in United States dollars. For the nine months ended September 30, 2010, a hypothetical 10% adverse change in foreign exchange rates would have resulted in an increase to operating income of $0.1 million.

At December 31, 2008 and 2009 we had a note payable that was denominated in Swedish kronor that was re-measured at each reporting date with foreign currency gains (losses) recognized in other income (expense). We recognized a gain in 2008 as a result of the general strengthening of the United States dollar relative to the Swedish kronor and a loss in 2009 due to the general weakening of the United States dollar relative to the Swedish kronor. A hypothetical 10% change in the foreign exchange rate at December 31, 2009 would have resulted in a $0.7 million impact on net income related to this note payable. In July 2010, we prepaid the outstanding principal and accrued interest of this note payable and prepayment fees with the proceeds of our initial public offering (See Note 6 to our unaudited consolidated financial statements). In addition, we have certain other intercompany lending arrangements and other transactions that are denominated in local currencies and remeasured at each reporting date with foreign currency gains (losses) recognized in other income (expense).

BUSINESS

Overview

We have pioneered a powerful, easy-to-use business intelligence solution that enables our customers to make better and faster business decisions. Our software platform, QlikView, combines enterprise-class analytics and search functionality with the simplicity and ease-of-use found in office productivity software tools for a broad set of business users. QlikView is powered by our in-memory associative search technology, which has utilized rapid advances in computing power to yield significant improvement in flexibility and performance at a lower cost than traditional business intelligence solutions. We have grown our customer base from over 2,000 active customers in 2005 to approximately 16,000 active customers as of September 30, 2010 and increased our revenue at a 55% compound annual growth rate during the same period. We added an average of 404 new customers per month during fiscal year 2009. Our solution addresses the needs of a diverse range of customers from middle market customers to large enterprises such as Autodesk, Campbell Soup Company, Colonial Life, The Dannon Company, Inc., Heidelberger Druckmaschinen AG, ING, Kraft Foods, Lifetime Brands, Nasdaq OMX, National Health Service (NHS), Qualcomm, Symantec and Volvo Car UK Limited. We have customers in over 100 countries, and approximately 75% of our revenue for the nine months ended September 30, 2010 was derived internationally.

QlikView empowers business users to navigate data in a manner consistent with the fluid, associative nature of human thought. Our technology platform enables users to consolidate large, disparate data sets and discover relationships within data in real time when requested by the user. QlikView visualizes data in a simple, intuitive user interface that enables users to interactively explore and analyze information. The ease-of-use and flexibility of QlikView enables a broad set of business users, such as sales, marketing, human resources and finance professionals; executive management and other managers; operations, support and IT staff; data analysts and statisticians. Examples of QlikView users include:

•	Operations Planner — uses QlikView to prepare inventory forecasts for a global food manufacturer resulting in significant improvement in forecast accuracy and reduced transportation and workforce costs

•	Pharmaceutical Sales Representative — uses QlikView to access current industry sales trends and doctor prescription history while on a sales call with a busy physician

•	Chief Information Officer — uses QlikView to analyze IT spending and budget information to identify opportunities for cost savings and service level improvement

•	Police Sergeant — uses QlikView to maintain a consolidated view of crime levels and optimize staffing allocations to dispatch police into high crime areas

We have a differentiated business model designed to accelerate the adoption of our product by reducing the time and cost to purchase and implement our software. Our low risk approach to product sales, which offers free product downloads to individuals and a 30-day money back guarantee upon purchase, provides a needed alternative to costly, all-or-nothing, traditional business intelligence sales models. We initially focus on specific business users or departments within a prospective customer’s organization and seek to solve a targeted business need. After demonstrating QlikView’s benefits to initial adopters within an organization, we work to expand sales of our product to other business units, geographies and use cases with the long-term goal of broad organizational deployment. According to a 2009 IDC survey, 44% of our customers deploy QlikView in less than one month and 77% of our customers deploy QlikView in less than three months.2 In comparison, our customers have indicated to us that their prior implementations of traditional business intelligence tools often take up to 18 months. We have a diversified distribution model that consists of a direct sales force and a partner network of resellers, OEM relationships and systems integrators. Additionally, our online QlikCommunity provides us with a loyal and growing network of users who promote our software, provide support for other users and contribute valuable insights and feedback for our product development efforts.

For the years ended December 31, 2009, 2008 and 2007, our revenue was $157.4 million, $118.3 million and $80.6 million, representing year-over-year growth of 33% in 2009 and 47% in 2008. For the nine months ended September 30, 2010, our revenue was $145.2 million, representing 51.9% growth over the same period in the prior year. In addition, we generated operating income of $13.2 million, $1.6 million and $0.1 million for the years ended

December 31, 2009, 2008 and 2007. For the nine months ended September 30, 2010, we generated operating income of $11.0 million, compared to an operating loss of $7.4 million for the nine months ended September 30, 2009. For the year ended December 31, 2009 and the nine months ended September 30, 2010, software license and maintenance revenue comprised 90% and professional services and training comprised 10% of our total revenue.

Our Industry

  Use of Business Intelligence and Data Analytics Tools

We believe that to succeed in today’s increasingly competitive markets, businesses must accelerate the rate at which they identify and respond to changing business conditions. An organization’s market agility and ultimate success in the global marketplace are dependent upon its ability to harness the power of increasing volumes of information to make effective business decisions. In seeking to gain an information advantage, many organizations have implemented a range of solutions, including business intelligence and data analytics tools. According to a 2010 IDC report, the business intelligence market is projected to grow to $8.5 billion in 2010; however, we believe most traditional business intelligence tools were developed for data analysts and other quantitative professionals, not business users. We believe that these traditional business intelligence tools often fail to provide timely and critical insights to business professionals due to inflexible data architecture, lack of broad usability and substantial implementation time. As a result of the limitations of traditional business intelligence tools, many business users have turned to spreadsheets to help them perform data analysis. Business users have adopted spreadsheets for many applications due to their wide availability; however, these general productivity tools were not specifically designed to facilitate interactivity, aggregation or analysis of data for decision making.

  Trends Driving Adoption of Business Intelligence and Data Analytics Solutions

The use and importance of business intelligence and data analytics software within organizations of all sizes has increased significantly for several reasons, including:

Exponential Growth in Data Available for Analysis.  Over the last two decades, organizations have made significant investments in automating business processes with software applications that generate substantial amounts of data which must be manipulated, analyzed and made accessible to be useful to decision makers. However, this data is often stored in different formats making it challenging to efficiently analyze the data and gain insight from it without using powerful data analytics solutions. A 2009 report by IDC indicated that enterprise data volume has grown at a 52% compounded annual growth rate since 2005.

Disparate Data Sources.  In today’s highly competitive marketplace, companies are expanding operations through geographic diversification, acquisitions and partnerships. The frequency of these strategic activities can result in a complex web of infrastructure and software systems within an organization. In addition, companies are more closely integrating their systems with those of their customers, partners and suppliers and adopting new software applications to improve business efficiency. As a result, large amounts of data are stored in various repositories across an extended network creating significant data aggregation challenges. Organizations often deploy a number of tools, including sophisticated data integration software, purpose-built data warehouses and business intelligence systems, to efficiently and reliably aggregate, synchronize and analyze this disparate business data.

Decentralized Decision-Making.  We believe that many organizations are shifting towards decentralized decision-making in order to more efficiently respond to changing industry trends and competitive threats. This shift has created the need for data analysis tools that support employees at all levels of the organization as they assume more responsibility for making critical business decisions. Additionally, we believe that increases in the power and performance of mobile networks and devices will drive demand for mobile access to business data. The widespread use of simple yet robust personal software applications has driven demand from business users for intuitive analytical tools to make faster and better decisions.

Traditional Software Tools are Inadequate

Although there has been increasing adoption of business intelligence and data analytics tools, we believe that most of these traditional tools are inadequate to meet the needs of users and face the following limitations:

Analysis Tools Not Designed for Business Users.  Most traditional business intelligence tools were developed specifically for data analysts and other quantitative professionals. These systems require sophisticated programming skills to construct or modify predefined, inflexible data sets, known as “data cubes.” These tools are used to produce static reports which the business user cannot easily modify or explore in an interactive manner. A typical business user does not possess the skills or authority needed to modify the underlying data cube and therefore must engage their IT departments to reconfigure the analysis to produce the requested information between each decision cycle. As a result, business users often do not have access to critical data in a timely manner and may miss important insights and opportunities.

Highly Inflexible Solutions are Difficult to Implement and Maintain.  Traditional business intelligence solutions require the integration of large volumes of data stored across an organization and its partners and the development of a pre-defined summarization of the data (or data warehouse) to support static query and reporting tools. These tasks can be time-consuming and complex and often require significant professional services support to complete. In addition, traditional business intelligence solutions can be difficult to update and require substantial investments to refresh the underlying data.

Substantial Total-Cost-of-Ownership.  Organizations incur significant hardware, software and professional services costs to deploy and maintain traditional business intelligence solutions. We believe the average business intelligence platform implementation takes approximately 18 months from the time of initial purchase. We estimate that the cost of development for business intelligence and data warehouse applications is about three to five times the cost of the software. These initial and ongoing costs result in a substantial total-cost-of-ownership for many traditional business intelligence applications. Most providers of traditional business intelligence tools rely upon professional services revenue for a large portion of their total revenue, and thus have little incentive to migrate to a more customer friendly license-based model or to solutions that are simple to install and easy-to-use.

Spreadsheets Not Suited for Data Analysis and Lack Reliability.  Spreadsheets have been widely adopted by business users for data analysis because they are readily available. However, spreadsheets are general purpose business productivity tools designed for data input and calculation. The performance of spreadsheets declines when analyzing large data sets or performing real-time, dynamic calculations. Spreadsheets are often shared and edited by numerous parties, resulting in multiple versions of similar material. This lack of version control causes inconsistencies in analysis, an inability to audit workflows and significant data reliability challenges. Furthermore, spreadsheets lack sophisticated data security features and can cause a number of data security challenges given they can be easily shared via email or detachable storage drives.

The Opportunity for the QlikView Solution

QlikView addresses a broader market opportunity than solely traditional users of business intelligence. According to a 2010 IDC report, the business intelligence market is projected to grow to $8.5 billion in 2010. We believe that published market size estimates exclude the vast majority of business users, as most of these professionals do not use traditional business intelligence solutions due to their cost and complexity. We estimate that less than 30% of total potential users within organizations use business intelligence software. We believe that these potential users instead have adopted common office productivity software tools for data analysis tasks and that these users could benefit from a business intelligence tool with QlikView’s capabilities and accessibility.

The market for our software platform extends beyond large enterprises which have historically been the most frequent adopters of traditional business intelligence tools. The substantial cost and complexity of these traditional tools have limited adoption by small businesses and medium-sized enterprises. These potential users and customer segments represent a large, underpenetrated market opportunity that we believe will increasingly deploy powerful, enterprise-class software platforms if they are lower cost and easy to use. Based on our analysis of 2006 United

States Census Bureau data, there are approximately 18,000 large and medium-sized enterprises (organizations with over 500 employees) and approximately 7.2 million small businesses (organizations with ten to 500 employees) in the United States. We believe that a significant number of these organizations are potential users of QlikView. In addition to the business intelligence market, we also believe QlikView can be used to satisfy business users’ needs in the broader information access market, which includes also the search and discovery software market that according to a 2010 IDC report is projected to grow to $2.3 billion in 2010.

Our Solution

QlikView is an innovative business intelligence solution that combines enterprise-class analytics with the simplicity and ease-of-use found in office productivity software tools. We designed QlikView to enable business users in organizations of all sizes to make faster and better decisions. A 2009 IDC study found that QlikView users achieved an average of 186% return on investment, or ROI, on their QlikView projects as well as a 23% increase in cash flow, 20% decrease in operating costs and 34% increase in productivity.2 The key differentiators of our solution include:

Intuitive Experience Drives Broad Adoption.  QlikView empowers business users with sophisticated analytic capabilities delivered through an easy-to-use, intuitive user interface. Unlike traditional business intelligence tools, which typically require advanced programming by IT professionals to create static data reports, QlikView allows the business user to search associatively and define visual charts through simple point-and-click technology. Our user interface extends the power of data analytics to the business user and drives QlikView usage and adoption.

Faster Decision Cycles Increase Business Agility.  QlikView provides customers with the tools to make faster, better decisions that help improve business performance. According to a 2009 IDC survey, 44% of our customers deploy QlikView in less than one month and 77% of our customers deploy QlikView in less than three months.2 Our customers have indicated to us that their prior implementation of traditional business intelligence tools often take up to 18 months. Our deployment time significantly shortens time-to-value for our customers. In addition, after the initial installation the customer’s analysis can be rapidly updated as underlying data evolves and analytic requirements change. Furthermore, QlikView’s in-memory associative search technology makes calculations in real time enabling business users to intuitively interrogate and analyze data, which reduces decision cycles.

Lower Total-Cost-of-Ownership Yields Higher ROI.  QlikView has approximately 47% of the total cost of ownership of a “generic” business intelligence project, according to a 2009 IDC report.1 These savings are driven by reduced expenditures across hardware, software and services from implementation through ongoing maintenance and support. Traditional business intelligence tools are typically comprised of a number of disparate software components. QlikView is a single, cohesive product that facilitates many types of analysis, whether dashboards, analytic applications or reports, in a single user interface with a common look and feel. QlikView can be implemented in a self-service manner and runs independently with limited IT support and without extensive infrastructure. As a result, QlikView customers have reported, according to a 2009 IDC report, spending on average 39% of the professional services costs required for traditional business intelligence solutions.3

Highly Scalable In-Memory Architecture Leverages Hardware Advances.  QlikView’s in-memory associative technology benefits from two important computer hardware trends: 64-bit computing, which increases the amount of memory available on computers, and multi-core central processing units, or CPUs, which allow for parallel processing of complex calculations. Because of these capabilities, QlikView is able to store data in memory and perform real-time calculations on a massive volume of data from disparate sources. It is our expectation that the amount of available memory and number of CPU cores and processing speed will continue to increase in the future. These expected improvements will drive QlikView’s future performance with minimal incremental investment because we perform calculations in memory and on multiple cores in parallel. Our platform integrates with nearly all data sources and can scale from a single user to enterprise deployments without requiring significant additional infrastructure.

Open Platform Focus.  QlikView is designed to be the easiest and fastest business intelligence platform on which business users can develop analytic applications. We provide a powerful, easy-to-use business intelligence platform that does not include any purpose-specific applications when installed out-of-the-box. We believe that each of our customers’ business challenges are highly unique and change rapidly. Therefore, our customers are best positioned to create analytical applications that meet their individual needs, and they require a flexible platform that empowers them to address their challenges. Additionally, we license our platform to partners, such as independent software vendors and systems integrators, to create a wide variety of applications. We have aligned with partners who have domain specific knowledge and who will use such knowledge to build and support purpose-specific analytic applications that they can license directly to a user.

Our Business Model

To complement QlikView, we have developed a differentiated business model that has the following attributes:

Broad User Focus.  We seek to market and sell directly to the business user by providing an intuitive software platform that can be installed and used with minimal training. We believe that the ease by which business users can evaluate and benefit from our platform substantially expands our addressable market by allowing us to target a wide range of users, generate incremental business from existing customers and expand our footprint within their organizations. Unlike most existing business intelligence tools, QlikView is purpose-built for business users and does not require substantial IT support to install, integrate and maintain.

Low Risk Rapid Product Adoption.  To facilitate adoption of our platform, we offer a downloadable, easy-to-install, full-featured version of QlikView for individual use free-of-charge. We allow our customers to purchase licenses in the way that best meets their needs, including on an individual, workgroup, departmental or enterprise wide basis. This provides the flexibility organizations desire when evaluating software purchases. When a customer decides to make a purchase, we offer a 30-day, money-back guarantee to further encourage rapid adoption of QlikView. These measures significantly reduce customer trial risk and provide a needed alternative to costly, all-or-nothing, enterprise-wide deployment requirements.

“Land and Expand” Customer Penetration.  We seek to initially “land” within the organization of a new customer by solving a business need of specific business users or departments. After demonstrating the value of our solution to those initial adopters, we work to “expand” the use of our solution across the organization by targeting other business units, geographies and use cases. Our customer penetration strategy is focused on creating a loyal user base that promotes adoption through tangible results and powerful, word-of-mouth marketing which facilitate incremental sales.

Globally Diversified Distribution Model.  We seek to maximize the reach of the QlikView platform by employing a multi-pronged sales approach that leverages a direct sales force and partner network which includes resellers, OEM relationships and systems integrators. We typically enter new markets through partnerships and reseller agreements to minimize cost and risk while we assess demand in the new market. For example, we successfully grew our initial sales in France and the United Kingdom without maintaining a local direct sales office and plan to use this strategy to target additional international regions. We currently have distribution capabilities in over 100 countries and a network of over 1,100 channel partners worldwide to help generate demand for QlikView.

Community-Based Marketing and Support.  We have established QlikCommunity, our user community, to augment our development, marketing and support efforts. This community of over 37,000 registered users as of September 30, 2010 promotes the use of our software within their organizations as well as to other organizations. We utilize the QlikCommunity extensively to provide low-cost user and developer support and valuable insights used by our research and development team for product development. This passionate, user-driven culture and collaboration begins within our company and extends out to broader communities within our customers’ organizations, further driving the QlikView brand and quality.

Growth Strategy

We intend to make QlikView the primary platform on which business users, in companies of all sizes, make critical business decisions. The key elements of our growth strategy include:

Increase Our Global Market Penetration.  We intend to expand our presence in targeted geographies by growing our direct sales force and global partner network. We began our operations in Sweden, have established a substantial foothold in Western Europe and continue to expand globally. We intend to increase our presence in North America by expanding our direct sales force and growing our indirect channel in the region. We also seek to enter new international markets by establishing distribution partnerships to drive sales. We are leveraging our prior experience in Europe with distribution partners and master resellers to further penetrate international regions, such as United States, Japan, Australia, China, Russia and Brazil.

Further Penetrate Our Existing Customer Base.  We intend to increase penetration of existing customers by capitalizing on current users’ satisfaction to promote QlikView to other users and departments within their organizations. Of our 13,000 customers as of December 31, 2009, approximately 37% have been working with the QlikView platform for less than 12 months. We believe a substantial opportunity exists to increase our sales to these customers. Historically, we have migrated new customers from single project and departmental deployments to multi-department deployments by building on the satisfaction and benefits that our customers experience using our platform.

Extend Our Software Platform to Provide New Business Solutions.  We plan to enhance our current platform by adding new functionality that extends our analytics, visualization and search capabilities to broader use cases. Today, business intelligence is primarily used to solve internally focused decision-making by data analysts and other quantitative professionals. We believe that due to our unique capabilities, QlikView can be extended to adjacent areas where data-driven decisions are critical, including website navigation, content search and information management, external data communication, product configuration and e-commerce applications. Over time, we believe a variety of data-intensive functions within organizations could be enhanced and made more efficient by utilizing QlikView.

Expand Our OEM Alliances and Strategic Relationships.  We believe we have a significant opportunity to expand the use of QlikView through our OEM relationships, which accounted for approximately 6% of our sales in 2009 and for the nine months ended September 30, 2010, as well as through other distribution relationships. We have an ongoing effort to increase our number of OEM alliances with other independent software vendors that license our technology to embed within and enhance their solutions. In addition, we seek to expand our strategic reseller agreements and relationships with systems integrators and consultants and to use this channel to generate additional inbound customer prospects.

Enhance Adoption of QlikView by Offering a Robust Mobile Solution.  We intend to offer a variety of delivery options that enable our customers to use our software from any location over any device. In May 2009, we began offering QlikView for the Apple iPhone and in April 2010, we began offering QlikView for the iPad. We now also offer a mobile client on the Android, BlackBerry and Symbian-based smart phones. QlikView is one of the first business intelligence platforms to make use of the mobile devices’ native touch interface and GPS features to deliver an interactive business intelligence experience on a mobile device. We believe the interactive capabilities of QlikView mobile client will help establish us as a market leader in the emerging mobile business intelligence space and enhance adoption of QlikView on the desktop as additional users experience the capabilities and benefits of our solution.

Products

Our QlikView product is designed to allow deployments to scale from the single user to thousands of users. The following diagram shows the deployment progression for QlikView:

Single User Deployment

QlikView Local Client is designed to provide business users with a simple and efficient way to build analytic applications to solve critical business challenges. QlikView Local Client is a Windows application that is installed on the user’s computer. QlikView Local Client allows the user to load disparate data sources such as databases, flat files or web services into memory. Users can create a full array of user interface objects such as charts, graphs, tables and listboxes and analyze and visualize the data that is stored in memory. In addition, any user interface elements can be grouped together into a static report suitable for printing or emailing. These analytic applications are valuable on a standalone basis but gain their real value when shared with others in the organization.

We offer QlikView Local Client as a free download with full capabilities to develop analyses, but with the restriction that users can only use analyses they have built themselves. This is referred to as a Personal Use License and allows users to connect to any underlying data source, load data, build user interfaces and conduct interactive analyses of their data. The Personal Use License limits the use of the QlikView files to the person who created it. To share the analysis with another user, each user must have a QlikView license, rather than a Personal Use License. The Personal Use License provides a way for individuals to learn and gain value from QlikView and also generates leads for our sales organization.

Small Workgroup Deployment

A small workgroup deployment involves the use of multiple QlikView Local Clients on standalone client machines without a central server. In order to share QlikView data and analysis created by others in the workgroup, each user must have an individual license. Because all data and analysis is contained within a QlikView file, each licensed user may share, whether by email, on a portal or on a shared drive, the QlikView file. This deployment approach is typically favored by organizations with small user populations and/or poor network connectivity.

Departmental and Enterprise Deployments

Departmental and enterprise deployments utilize a server to provide a central repository for all QlikView analysis. The QlikView Server component supports authentication and security models to ensure appropriate user access and simultaneous access to analyses by large user groups. We designed QlikView Server to maximize the use of the processing power of standard multi-core servers by spreading calculations over all available CPU cores. The QlikView Server can be grouped across more than one physical server into clusters to provide fault tolerance and additional scale.

Server based deployments scale from small user groups (less than 25) to enterprise-wide use (tens of thousands of users). We offer the QlikView Server at two license levels: Small Business Edition and Enterprise Edition. Small Business Edition is limited to 25 users and is suitable only for small and midsize deployments. The Enterprise Edition has no user limits and includes capabilities designed for larger and more technically complex implementations.

To manage large deployments of QlikView, we offer our QlikView Publisher component which is an administrative interface for maintaining QlikView analyses. QlikView Publisher allows users to reload data in a QlikView analysis on a periodic basis to ensure that the most current data is available. QlikView Publisher also connects to directory servers within organizations and applies user security rules to a QlikView analysis to ensure appropriate user access. Finally, QlikView Publisher can alert end users to changes to a QlikView file and facilitate distribution via email or a web based interface called AccessPoint. The QlikView Publisher can be deployed across one or more physical servers to provide the scale needed for large QlikView deployments. QlikView Publisher is licensed on a per server basis and includes a separately licensable option for PDF report distribution capabilities. For large enterprise deployments, multiple QlikView Servers and QlikView Publishers can be clustered to provide load balancing and fail over capabilities.

Access to the QlikView Server is governed by a Client Access License (or CAL) licensing model. The most common QlikView Server license type is a Named User CAL. In addition to access to the QlikView Server there are separately licensable options for real-time data streaming capabilities and test and development servers. QlikView also offers separately licensable options for a connector to SAP and Salesforce.com.

Technology

QlikView’s primary architectural principles are to provide end user simplicity and rapid deployment. In developing our solution, we endeavor to obscure the underlying technical complexity from the user while providing powerful easy-to-use functionality.

Superior End User Experience

QlikView is designed to mirror the fluid, associative nature of human thought. We believe people process information in non-hierarchical ways when making decisions. Faced with a decision, each person uses a different path to reach a conclusion. We designed QlikView to support this type of decision-making by allowing users to explore data according to their own thought processes, seeing updated calculations and relationships with each QlikView interaction.

We call this flexible model of interaction “associative search.” Associative search is a non-hierarchical model of interacting with interrelated data elements. It allows users to select arbitrary groups of data elements and see how these selections affect the remaining data elements. In QlikView, the user’s selections are shown in green, data elements related to these selections are shown in white, and data elements not related to these selections are shown in gray. The user’s current selections apply to all the data in QlikView and affect every calculated value. Thus, with every interaction users see the relationship between data and also the effect their selection has on calculations that they are tracking. Importantly, information is never hidden from the user. All data is always shown to the user, including information not related to the user selection. This can lead a user to see unexpected insights from otherwise excluded data. Finally, all user interactions and data calculations are performed in real time. Because of the rapid response time and ease of use, users can click frequently through data and analysis. Users take advantage of this speed to “surf” the data and identify relationships that they may otherwise miss in competing products.

Traditional business intelligence query tools filter data that is not part of the current query, hiding data from the user and potentially omitting valuable information which did not meet the initial parameters of the question. Typically the queries that underlie these tools take many minutes or even hours to run. This creates a high cost of investigation and may cause users to avoid running multiple queries. In addition, to improve performance traditional tools often require reports to be run in batches and thus be pre-defined ahead of time.

Fast Deployment

QlikView’s architecture reduces the cycle time between data collection and deployment of analysis to the end user to a few weeks and sometimes to as little as a few days. By moving all data in-memory, QlikView does not require the use of data warehouses for high performance analyses which shortens the time to access data. QlikView does not require disk-based cubes since it performs all calculations in real time as the user explores a data set. This approach allows the user to interactively analyze a data set and easily modify the scope of an analysis. In addition, in many cases, end users can build the required analyses themselves. The QlikView architecture facilitates the development of all types of analysis, including dashboards, analytic applications or reports, on a single platform with a common user interface. QlikView is often deployed with limited IT intervention enabling IT staff to focus on data integration and data quality challenges which is where they can be most valuable.

Traditional business intelligence tools typically require long and complicated deployments for several reasons. In traditional deployments, large volumes of data used for decision-making must be moved into query-only data repositories such as data warehouses to accommodate the heavy query loads that traditional tools make on operational systems. Traditional tools store analyses on disk in pre-calculated cubes to improve perceived metric calculation performance. These disk-based cubes are difficult and time-consuming to build and maintain and require the scope of analysis to be decided ahead of time. Thus, typical deployments of traditional business intelligence tools require an extended requirements gathering phase during which IT staff work with business users in an attempt to document and lock-down the scope of analysis in advance. Traditional business intelligence tools have many end user tools for viewing analyses. Once the data is organized, there is a long process of selecting and deploying the appropriate end user tool. Finally, due to product complexity, traditional tools must be managed and governed by resource constrained IT departments, rather than by business users. Most traditional deployments require over a year to implement fully, with changes to the scope of a project extending the time to value.

Technology Foundations

Associative search has two key technological foundations: all data is held in computer memory (RAM), and all calculations are performed in real time. Two important computing trends have supported these architectural decisions. The first trend is the shift from 32-bit computing to 64-bit computing, which has exponentially raised the amount of available RAM per computer. It is currently possible to purchase servers with as much as 512 gigabytes of RAM, whereas as recently as 2005, most servers had four gigabytes of RAM. This increase in available memory has made it practical to move data storage from disk directly into RAM. The second trend is the increasing pervasiveness of multi-core CPUs. In 2005, most servers had single-core CPUs. Today, commonly available servers can have as many as 48 cores across eight CPUs. For applications that have been designed to run calculations in parallel, this shift has provided a large increase in processing power. These high capacity servers are readily available for purchase, even online via credit card, for less than $50,000. Even quite recently this level of computing power would require a custom built machine costing hundreds of thousands or even millions of dollars.

QlikView’s in-memory architecture allows it to manipulate large amounts of data, while giving users a high level of interactivity. QlikView compresses data as it is brought into memory, and this enables it to store data in-memory more efficiently than it would be stored on disk in a traditional relational database. As data is brought into memory, QlikView also maps the linkages between data elements to help facilitate visualization of data element associations. In more recent versions of QlikView, data can be streamed directly into memory from source applications, providing a mechanism for updating the data in-memory without reloading.

QlikView’s ability to perform real-time calculations allows it to handle the calculation of complex measures and metrics quickly. QlikView is designed to spread the calculation load across all available CPU cores and to manage this workload across many concurrent users. In addition, our platform can cache results across users so that the most commonly used calculations are performed the least number of times.

QlikCommunity

We have a loyal base of users on our online community website, QlikCommunity which is comprised of over 37,000 registered users as of September 30, 2010. Our QlikCommunity website was relaunched in May 2009, and during the nine months ended September 30, 2010 we averaged approximately 59 new user registrations each day. QlikCommunity provides our registered users with a low-cost, user-friendly product support resource, which includes:

•	discussion forums to share their QlikView experiences and to find answers to questions about the product and its features

•	user groups based on location, industry and job function

•	blogs written by our employees

•	user-generated content, including best practices, how-to’s, documentation and other material

In addition, QlikCommunity provides us with a loyal network of practitioners who promote the usage of our software and provide support to users trying to solve technical problems. QlikCommunity also serves as a valuable feedback loop through which our product development team gains insights about new features and functionalities that help guide our future product development. QlikCommunity users also provide us with their contact information when they register as a member, and we effectively target these users as a pool of self-selecting, low-cost, qualified sales leads.

Research and Development

Our research and development (or R&D) organization is responsible for the design, development, testing and support of our software. Our current research and development efforts are focused on new releases of existing products as well as new products and modules.

As of September 30, 2010, we had 70 people in our R&D organization. Our entire R&D organization is located in Lund, Sweden on two connected floors in the Ideon Science Park. The core members of our R&D team have been with our company since as early as 1996. We believe that the close physical proximity and the tenure of our core development organization provide us with a competitive advantage. We use an agile philosophy in our development process which encourages broad participation in design and testing and rapid prototyping. Our development, testing and quality assurance processes use automated testing extensively and are designed in alignment with Capability Maturity Model Integration (CMMI), an industry R&D process improvement approach.

We aim to release major feature releases of QlikView every 12 to 18 months, with service releases every two to four months between major releases. Some new product capabilities such as mobile technologies and data connectors that can be developed independently are released more frequently.

We work closely with our customers in developing our products and have designed a flexible product development process that is responsive to customer feedback that we receive throughout the process. Planning for each major release begins with a requirements gathering meeting called a Reference Group which gathers input from our customer-facing implementation consultants in each of our markets. As the product is developed, specific customers and partners are identified to provide detailed feedback on product design. Then, a broad set of customers and partners are involved in beta testing major releases of QlikView, which typically occurs for several months prior to general availability. In addition to local requirements, we gather all direct customer input from QlikCommunity, our community website. From the Reference Group we consolidate and prioritize all customer requirements. These requirements form the input for the Design Group which comprises core members from R&D and our Product Marketing team. The Design Group segments requirements into the product release cycle and assesses the technical feasibility of all requests.

Within our operations, we are extensive users of our own product. We install, upgrade and use our product internally in a pre-release and beta state before allowing it to be made generally available. Consequently, this process allows us to identify and resolve many deployment issues prior to making the product available to customers.

Innovation is a critical factor in the success of QlikView, and identifying and incubating innovation is built into our R&D process. We have recently added a QlikView Labs department to consolidate and manage innovative uses of QlikView and new core technologies. We invest time and money in identifying and nurturing new product concepts with the intention of incorporating successful ideas into the product as new product modules or as entirely new products.

Marketing and Sales

We market and sell our products and services through our direct sales force and an indirect sales channel comprised of a global partner network. Our direct sales force consists of professional sales people who typically have several years of experience selling enterprise software. Our global partner network brings key technological and industry expertise that we utilize to help us reach customer organizations around the world. These indirect sales channels often aid us in shortening the sales cycles we typically face with prospective customers.

Our global partner network includes master resellers, elite resellers and resellers. These partners are authorized to sell licenses and to implement and provide first line support for our products. A master reseller is generally appointed to extend geographic sales into a territory where we have no direct sales presence. Designation of elite reseller versus reseller is driven by the amount of sales volume that they derive from the sale of our product. Additionally we work with system integrators and other technological consulting firms who provide complementary skills and expertise in a certain industry or region.

Our global partner network also includes OEM partners who use QlikView technology as a bundled or add-on feature in their products and services. Typically OEM partners include software companies, SaaS vendors and information providers. More broadly, this category applies to any organization seeking to leverage QlikView to power the analytics in an existing or new product or in a service offering.

We support our global partner network through a program that provides a structured framework to effectively recruit, enable and support partners who sell and deliver complementary QlikView solutions. Our team provides a complete lifecycle of support to partners, based on three fundamental principles:

•	enable partners through technical support, education, training and certification

•	market with and for partners through branding, awareness, customer marketing and lead generation programs

•	sell QlikView and “Powered by QlikView” products with effective sales tools and sales support

As of September 30, 2010, our global partner network was comprised of more than 1,100 partners in over 100 countries. No individual partner represented more than 3% of our revenues in the fiscal years ended December 31, 2007, 2008 or 2009 or in the nine months ended September 30, 2010.

We focus our marketing efforts on increasing brand awareness, communicating product advantages and generating qualified leads for our sales force and channel partners. We rely on a variety of marketing vehicles, including trade shows, advertising, public relations, industry research, our website and collaborative relationships with technology vendors. In addition, we work closely with a number of our global partners on co-marketing and lead-generation activities in an effort to broaden our marketing reach.

Maintenance and Services

Maintenance and Support.  Our customers generally receive one year of software maintenance and support as part of their initial purchase of our products and have the option annually to renew their maintenance agreements. These annual maintenance agreements provide customers the right to receive unspecified software updates, maintenance releases and patches, and unlimited access to our support services. We engage third parties to provide first-line support for our product. We work closely with these third parties to help ensure that they have the necessary skills and product knowledge to assist our customers with installation, maintenance and other requirements. Our internal support personnel are based in our offices in Lund, Sweden; Raleigh, North Carolina; Dusseldorf, Germany; and Sydney, Australia; and they work with our third party partners to handle support issues that may arise.

Services.  Our revenue model is license driven with minimal professional services required to install and configure our software. We believe that this enables our customers to achieve rapid time-to-value. While the vast majority of implementation projects are conducted by our partners, we have also established an expert services department to support customers and partners with more in-depth technical know-how and best practices about our product including implementation, scripting, user interface design, application development and security management. Training is given either in-person or online. Typically, in-person training courses are billed on a per person, per class basis. We have both standard packages as well as customized trainings. We also utilize and promote QlikCommunity as a supplement support resource for our customers.

Customers

As of September 30, 2010, we had approximately 16,000 active customers in over 100 countries. We provide products and services to midmarket organizations, as well as large corporate, government, healthcare and education accounts. We do not believe our business is substantially dependent on any particular customer as no customer represented more than 2% of our revenue in 2007, 2008 or 2009 or in the nine months ended September 30, 2010. Our target markets are not confined to certain industries and geographies as we are focused on providing a solution that meets the needs of end users generally. Our customers represent numerous industry verticals, including consumer packaged goods, financial services, pharmaceuticals, retail, manufacturing, technology and healthcare.

Case Studies

Customer Case Studies.  The following case studies illustrate how our customers use and benefit from our products, and reflect certain characteristics of our solution, business model and growth strategy.

Enterprise Case Studies:

Heidelberger, a European industrial manufacturer, lacked the flexibility for new reporting demands and ad hoc analysis and needed a platform to leverage SAP Business Information Warehouse data. Following an initial deployment, they now use QlikView for more than 75 applications across sales, finance and IT. By using QlikView they were able to reduce development cycles for new business intelligence applications by 80% and achieved full return on investment in just four months with the rate of return calculated at 263%. QlikView has enabled Heidelberger to improve monitoring of IT reporting of server and hardware infrastructure equipment with activity, costs, utilization and versioning and the management of internal support to meet service levels to each business unit. Key to their overall strategy, QlikView delivered integration across multiple data sources allowing for a more decentralized business intelligence approach.

ING Lease UK, a division of the ING Group, is an intermediary-led asset finance business. After acquiring three businesses ING Lease sought to get a consolidated view of its business by assembling information from the disparate underlying data sources. Deploying QlikView across the enterprise, they were able to provide transparency and understand profit and loss drivers across more than 100 dimensions, including customer, product, channel, asset, deal size and risk profile. ING saw a rapid return on its investment and empowered personnel to manage the business with immediate access to answers.

National Health Service (NHS), NHS North West Collaborative Commercial Agency, a division of England’s public health system, needed to compile financial data from a range of applications throughout the various Trust sponsor bodies of the North West NHS Collaborative Procurement Hub (or NWCPH). This would be used to identify areas across the NHS network to reduce contract spend as part of a supply chain excellence program. They deployed QlikView to hundreds of users with a focus on benefits reporting, cost analysis, supplier and purchaser analysis, benchmarking analysis and category management analysis. The rapid deployment was complete in less than 12 weeks, ahead of schedule and on budget. QlikView improved performance by delivering insights into data and by saving hours of management time in reporting and analysis. The NWCPH, which manages $2.4 billion in spend, garnered $66 million in procurement cost savings over two years.

Mid-Market Case Studies:

Colonial Life, a leading provider of voluntary worksite benefits in the United States, needed to improve the understanding of sales and customer data from enrollment systems and to provide timely and accurate departmental expense information and variance analysis. The organization also wanted to deliver a differentiated toolset of sales performance metrics in support of top-line growth targets. Colonial Life has provided online access to sales and customer data to more than 7,800 sales agents, creating greater efficiency in the enrollment and renewal process. Its nearly 100 QlikView company-wide applications have been widely adopted by business users with minimal IT support.

Lifetime Brands, a leading marketer of branded kitchenware in North America, needed to unlock data stored in legacy systems that they could not access with SAP. QlikView made it easy to access data sources from three years prior to their SAP implementation so they could have a full view to analyze trends over time for patterns and history. Reports that had been in progress for years were delivered within the first two months of the QlikView implementation. Lifetime Brands consolidated 100 individual reports from disparate systems into a single QlikView application of all sales and supply chain activity. Employees can now monitor and analyze inventory turns, purchase orders, material requirements and vendor performance across all divisions. Management uses QlikView to identify and solve problems proactively in the supply chain, from supplier deliveries and production schedules to warehousing.

OEM Case Studies.  The following case studies illustrate how our OEMs use and benefit from our products and reflect certain characteristics of our solution, business model and growth strategy.

Kingdee Software, a leading enterprise resource planning (or ERP) software company headquartered in China, selected QlikView to be integrated into the business intelligence module of its K/3 ERP standard edition system. As one of the ERP software companies with the largest number of users in China, Kingdee will extend its offering to include analysis powered by QlikView and will act as another partner in our diversified indirect distribution channel. As one of the largest suppliers of ERP to small to medium enterprises Kingdee represents a network of 600,000 customers and 1,100 partners.

Surgical Information Systems, LLC (SIS) provides specialized software solutions for the surgical process from pre-surgery testing through the procedure to post-surgery care at over 270 facilities throughout North America. SIS has been innovative with its on-site and mobile QlikView applications which include analysis of surgical scheduling, anesthesia, tissue tracking and post surgery antibiotic consumption outcomes. To track hospital surgical patient flow, they use on-time ratios and retro analysis to predict outcomes. Calculations by surgeon, anesthesiologist, patient profile and procedure can be performed to analyze how long each process should take based on past similar cases. In a simple dashboard of six easy to read gauges, clinicians tracking tissues and implants can see the state of the inventory at a single visual glance with attributed monetary implications of expiration in this highly regulated function. With the QlikView iPhone application anesthesiologists, for example, take their dashboard view to a patient’s bedside in the palm of their hands.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on a combination of copyright, trademark, trade dress and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights both domestically and abroad. These laws, procedures and restrictions provide only limited protection. As of September 30, 2010, we had three issued United States patents and had a pending application for a fourth United States patent. In addition, we had 17 issued and eight pending foreign patents. Any future patents issued to us may be challenged, invalidated or circumvented. Any patents that may issue in the future with respect to pending or future patent applications may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. We endeavor to enter into agreements with our employees and contractors and with parties with whom we do business in order to limit access to and disclosure of our proprietary information.

We cannot be certain that the steps we have taken will prevent unauthorized use or reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with ours or that infringe our intellectual property. The enforcement of our intellectual property rights also depends on any legal actions against these infringers being successful, but these actions may not be successful, even when our rights have been infringed.

Furthermore, effective patent, trademark, trade dress, copyright and trade secret protection may not be available in every country in which our products are offered. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and still evolving.

From time to time, we may encounter disputes over rights and obligations concerning intellectual property. Although we believe that our product offerings do not infringe the intellectual property rights of any third party, we cannot be certain that we will prevail in any intellectual property dispute. If we do not prevail in these disputes, we may lose some or all of our intellectual property protection, be enjoined from further sales of products determined to infringe the rights of others and/or be forced to pay substantial royalties to a third party, any of which could harm our business, financial condition and results of operations.

Competition

Our technology platform and differentiated business model help us to compete in the highly competitive business intelligence market. We face competition from many companies that are offering, or may soon offer, products that compete with our products.

To date, we have primarily faced competitors in several broad categories, including business intelligence software, analytical processes, query tools, web-based reporting tools and report delivery technology. Independent competitors that are primarily focused on business intelligence products include, among others, MicroStrategy and the SAS Institute. We also compete with large software corporations, including suppliers of enterprise resource planning software, that provide one or more capabilities competitive with our products, such as IBM, Microsoft, Oracle and SAP AG. We believe we generally compete favorably with respect to these competitors; however, some of our competitors and potential competitors have advantages over us, such as:

•	longer operating historicals

•	significantly greater financial, technical, marketing or other resources

•	stronger brand and business user recognition

•	broader global distribution and presence

Current and future competitors may also have greater resources to make strategic acquisitions. For example, Oracle acquired Hyperion Solutions in April 2007, IBM acquired Cognos in January 2008 and SAP acquired Business Objects in January 2008. By doing so, these competitors may increase their ability to meet the needs of our potential customers. Our current or prospective indirect channel partners may establish cooperative relationships with our current or future competitors. These relationships may limit our ability to sell our products through specific distribution channels. Accordingly, new competitors or alliances among current and future competitors may emerge and rapidly gain significant market share. These developments could limit our ability to obtain revenues from new customers and to maintain technical support revenues from our installed customer base.

See the section of this prospectus entitled “Risk Factors” for further discussion regarding our competition.

Culture and Employees

As a global company with 707 employees as of September 30, 2010, of which 178 were employed in the United States and 529 were employed outside the United States, having a strong company culture and set of values is critical to our success. Our corporate culture provides us with a competitive advantage by supporting our ability to keep our market offering consistent despite a globally diverse employee base. To communicate and reinforce our culture, we have a set of corporate values which provide a framework for guiding employees in implementation of our business model without direct managerial control. Our values are:

•	challenge the conventional

•	be thorough but keep it simple

•	open and straightforward communication

•	take responsibility

•	teamwork yields the best results

Our values are taught and reinforced from the moment new employees join our company. Shortly after being hired, all employees attend QlikAcademy, a week-long training session in Lund, Sweden, to learn about our product, our sales model and our cultural values. Our values form the fabric of our work ethic, and we believe that they enable us to quickly recruit and properly manage our highly talented employees. Our culture encourages the iteration of ideas to address complex technical challenges. In addition, we embrace individual thinking and creativity. Despite our growth, we constantly seek to maintain a small-company feel that promotes interaction and the exchange of ideas among employees. We try to minimize company hierarchy to facilitate meaningful communication among employees at all levels and across all departments. This openness extends to our partners and customers as well allowing us to establish strong relationships that contribute to our growth.

Every year since 2000 we have hosted an annual QlikTech summit where we bring together all our employees in one location to build cross-border relationships and to facilitate communications. During the summit we update employees on our progress, provide training around new initiatives, host presentations by industry speakers and key customers and allow open interaction between employees from around the world. Our summit is a critical mechanism for promoting consistent and efficient execution of the year’s strategic plan. Having the summit at a single time and in a single location provides our globally distributed organization with an opportunity to share ideas and best practices. We believe that the summit is one of the key elements in maintaining a strong company culture among our employees.

We consider our current relationship with our employees to be good. We are not a party to a collective bargaining agreement with any of our employees.

Facilities

We currently lease approximately 17,330 square feet of space for our corporate headquarters in Radnor, Pennsylvania under a lease agreement that was set to expire on September 30, 2011. In November 2010, we entered into an amendment to the lease for our corporate headquarters in Radnor, Pennsylvania which increased the aggregate rentable square footage of space to up to approximately 39,200 square feet. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations and Commitments.”

In connection with our sales efforts, we also lease office space in California, Illinois, Massachusetts, North Carolina and Texas. In addition, we lease space for our foreign subsidiaries in Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, India, Italy, Japan, the Netherlands, Portugal, Russia,

Singapore, Spain, Sweden, Switzerland and the United Kingdom for their operations, including local administrative, sales, support and development personnel.

We believe our current facilities and planned expansion facilities will be adequate for the foreseeable future; however, we will continue to seek additional space as needed to satisfy our growth.

Legal Proceedings

From time to time, we may become involved in legal proceedings in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors as of November 1, 2010:

Name	Age	Position

Lars Björk	48	President, Chief Executive Officer and Director
William G. Sorenson	55	Chief Financial Officer, Treasurer and Secretary
Leslie Bonney	52	Executive Vice President of Global Field Operations
Anthony Deighton	37	Senior Vice President, Products
Douglas Laird	48	Vice President, Marketing
Jonas Nachmanson	47	Chief Technology Officer
John Burris(1)	55	Director
John Gavin, Jr.(2)(5)	55	Director
Bruce Golden(3)(4)	51	Director and Chairman
Erel N. Margalit(3)(4)	49	Director
Alexander Ott(2)(3)	45	Director
Paul Wahl(2)	57	Director

(1)	Appointed to the board of directors effective October 12, 2010.
(2)	Member of audit committee.
(3)	Member of compensation committee.
(4)	Member of nominating/corporate governance committee.
(5)	Appointed to the board of directors and audit committee effective February 11, 2010.

Executive Officers and Directors

  Lars Björk, President, Chief Executive Officer and Director

Lars Björk has served as our President and Chief Executive Officer since October 2007 and as a member of our board of directors since October 2004. From August 2006 to October 2007, he served as our Chief Financial Officer and Chief Operating Officer. From August 2000 to August 2006, Mr. Björk served as Chief Financial Officer of QlikTech International AB. From January 1999 to August 2000, he served as Chief Information Officer of Resurs Finance. From May 1994 to January 1999, Mr. Björk served Chief Financial Officer of ScandStick, a manufacturer of adhesive material. Mr. Björk received an MBA from the University of Lund, Sweden and a Degree in Engineering from the Technical College in Helsingborg, Sweden.

  William G. Sorenson, Chief Financial Officer, Treasurer and Secretary

William G. Sorenson has served as our Chief Financial Officer, Treasurer and Secretary since August 2008. From January 2007 to April 2008, Mr. Sorenson served as Chief Operating Officer of Firebrand TV. From November 2005 to November 2006, Mr. Sorenson served as Chief Financial Officer of Savaje Technologies, Inc. From January 2002 to March 2005, Mr. Sorenson served as Chief Financial Officer of EMI Music Publishing. Prior to that Mr. Sorenson held executive level positions at Bertlesmann AG and the News Corporation Ltd. Mr. Sorenson received an M.A. in International Relations from The American University, Washington, D.C. and a B.A. in Foreign Languages from LeMoyne College, Syracuse, New York.

  Leslie Bonney, Executive Vice President of Global Field Operations

Leslie Bonney serves as our Executive Vice President of Global Field Operations. From October 2007 to March 2010, Mr. Bonney served as our Senior Vice President Worldwide Sales. From June 2005 to October 2007, Mr. Bonney served as our Vice President International Markets. From January 2004 to June 2005, Mr. Bonney

served as Senior Vice President and General Manager Europe, Middle East and Africa markets of StreamServe, a document management company. Mr. Bonney received a B.Sc. in Marine Biology from James Cook University.

  Anthony Deighton, Senior Vice President, Products

Anthony Deighton has served as our Senior Vice President, Products since January 2005. He previously served as the General Manager of Siebel Systems’ Employee Relationship Management (ERM) business unit, among a variety of other product marketing roles at Siebel Systems from October 1999 to January 2005. Prior to joining Siebel, Mr. Deighton worked as a business analyst at A.T. Kearney in Chicago, Illinois. Mr. Deighton received a B.A. in Economics from Northwestern University and an M.B.A. with high distinction from Harvard Business School.

  Douglas Laird, Vice President, Marketing

Douglas Laird has served as our Vice President, Marketing since November 2008. From November 2007 to November 2008, Mr. Laird served as Vice President of Marketing at SpikeSource, Inc. From August 2006 to November 2007, Mr. Laird served as Vice President of Marketing at Trapelenetworks, Inc. From April 2005 to July 2006, Mr. Laird served as Senior Vice President of Marketing at SAP America, Inc. From October 1998 to April 2005, Mr. Laird served as Vice President of Marketing at Siebel Systems, Inc. Mr. Laird received a B.S. in Business Administration and Marketing from the University of the Pacific.

  Jonas Nachmanson, Chief Technology Officer

Jonas Nachmanson has served as our Chief Technology Officer since October 2007. From September 1996 to October 2007, he served in various positions at our company, including Vice President of Research and Development, Director of Research and Development and Manager of Research and Development. From September 1988 to August 1996, Mr. Nachmanson served in various positions at Tetra Pak, a liquid food packager. Mr. Nachmanson received a Masters of Science in Electrical Engineering and Computer Science from the Lund Institute of Technology and a B.Sc. in Business Administration from Lund University, Sweden.

Non-Management Directors

  John Burris, Director

John Burris has served as a member of our board of directors since October 2010. Mr. Burris has been the Chief Executive Officer and a Director of Sourcefire, Inc., a global leader in intelligent cybersecurity solutions, since 2008. Mr. Burris served as Senior Vice President, Worldwide Sales and Services of Citrix Systems, Inc., a publicly traded information technology company specializing in application delivery infrastructure, from January 2001 to July 2008. From July 1999 to January 2001, Mr. Burris served as Senior Vice President, Services of Citrix Systems. Prior to joining Citrix Systems, Mr. Burris was employed by Lucent Technologies, a publicly traded communications networks company, from 1994 to 1999 as Vice President and General Manager of the Gulf States region. Prior to 1994, Mr. Burris was employed in various customer service capacities for AT&T Corp., including a term as managing director for AT&T’s Asia/Pacific region. Mr. Burris currently serves on the board of directors of workspace.com, a privately held SaaS company. Mr. Burris graduated from Marshall University with a BBA degree in Management and completed an eMBA while at AT&T.

  John Gavin, Jr., Director

John Gavin, Jr. has served as a member of our board of directors since February 2010. Since June 2008, Mr. Gavin has engaged in consulting, advisory and investment activities. Mr. Gavin served as Chief Financial Officer of BladeLogic, Inc. from January 2007 until June 2008, when it was acquired by BMC Software. From April 2004 through December 2006, Mr. Gavin was Chief Financial Officer of Navisite, Inc. From February 2000 through December 2001, Mr. Gavin served as the Senior Vice President and Chief Financial Officer of Cambridge Technology Partners, which was acquired by Novell, Inc. Prior to 2000, Mr. Gavin spent twelve years at Data General Corporation rising to the post of Chief Financial Officer. Mr. Gavin also spent ten years at Price Waterhouse LLP and is a certified public accountant. Mr. Gavin has served on the board of directors as the chair of the audit committee of Vistaprint, N.V. since 2006. From 2001 to 2005 Mr. Gavin was a member of the board of directors and the audit chairman for Ascential Software which was acquired by IBM in April 2005. Mr. Gavin also serves as a member of the board of directors of Consona Corporation and BroadSoft, Inc. Mr. Gavin holds a B.S. in accounting from Providence College.

  Bruce Golden, Director

Bruce Golden has served as a member of our board of directors since November 2004 and as Chairman of our board of directors since September 2009. He is a partner at Accel Partners which he joined in 1997. Mr. Golden has led a number of investments in enterprise software and Internet-related companies while at Accel and currently serves as a member of the board of directors of Comscore, Inc. and several private companies. Mr. Golden holds an M.B.A. from Stanford University and a B.A. in political science from Columbia University.

  Erel N. Margalit, Director

Erel N. Margalit has served as a member of our board of directors since September 2009. Mr. Margalit has been Managing Partner of Jerusalem Venture Partners since August 1997. He was a general partner of Jerusalem Pacific Ventures from December 1993 to August 1997. From 1990 to 1993, Mr. Margalit was Director of Business Development of the City of Jerusalem. Mr. Margalit serves on the board of directors, which also serves as the compensation committee in each case, of Cogent Communications Group, Inc., Sepaton, Inc., Animation Lab Ltd., Cyber-Ark Software, Inc., Double Fusion Inc., Magink Display Technologies Inc., CyOptics, Inc., JVP Media Studio, L.P., Mega Learning Ltd., PopTok Ltd. and Siano Mobile Silicon, Inc. Mr. Margalit holds a Ph.D in Philosophy from Columbia University, a Masters in Philosophy from Columbia University and a B.A. in Philosophy from Hebrew University.

  Alexander Ott, Director

Alexander Ott has served as a member of our board of directors since November 2004. Mr. Ott is the owner of Cross Continental Ventures, a global advisory firm, which he founded and has managed since 2003. He has also been a Venture Partner at Jerusalem Venture Partners since 2003. From 1999 to 2003, Mr. Ott was a member of the executive committee of Siebel Systems where he ran the Europe, the Middle East and Africa division and subsequently the Americas division. From 1990 to 1999, Mr. Ott had several executive positions at SAP AG and SAP America, Inc., including Chief Executive Officer of International Markets, Senior Vice President of Latin America and Senior Vice President of Marketing and Global Alliances. Mr. Ott currently serves on the board of directors of various private companies. Mr. Ott has a degree in Business Management from University (BA) Mannheim, Germany.

  Paul Wahl, Director

Paul Wahl has served as a member of our board of directors since October 2004. From April 1999 until his retirement in March 2003, Mr. Wahl served as president and chief operating officer of Siebel Systems, Inc. From October 1998 until March 1999, he served as the chief executive officer of TriStrata. From January 1996 until September 1998, Mr. Wahl served as chief executive officer of SAP America, Inc. and as an executive board member of SAP AG. From April 1991 until December 1995, he was an executive vice president of SAP AG. In the past five years Mr. Wahl has served on the board of directors of Lawson Software, Inc., ICWAG and Causata, Inc. Mr. Wahl holds a degree in business administration from Business School ULM in Germany.

Election of Officers

Our officers are currently elected by our board of directors on an annual basis and serve until their successors are duly elected and qualified, or until their earlier resignation or removal. There are no family relationships among any of our officers or directors.

Corporate Governance and Board Composition

  Selection Arrangements

Our current directors, other than John Burris, were elected pursuant to a prior stockholder voting agreement among certain holders of our preferred and common stock. This agreement terminated upon the closing of our initial public offering, and there are no further contractual obligations regarding the election of our directors.

  Classified Board

Our restated certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. As a result a portion of our board of directors will be elected each year from and after the closing of our initial public offering. To implement the classified structure upon the consummation of our initial public offering, two of the nominees to the board of directors were elected to one-year terms, two of the nominees were elected to two-year terms and two of the nominees were elected to three-year terms. Thereafter, directors will be elected for three-year terms.

Lars Björk and Bruce Golden have been designated as Class I directors whose term will expire at the 2011 annual meeting of stockholders. Erel Margalit and Paul Wahl have been designated as Class II directors whose term will expire at the 2012 annual meeting of stockholders. John Burris, John Gavin, Jr. and Alexander Ott have been designated as Class III directors whose term will expire at the 2013 annual meeting of stockholders,. Our amended and restated bylaws provide that the number of authorized directors may be changed only by a majority of directors then authorized (including any vacancies). Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as reasonably possible, each class will consist of one-third of the directors. The classification of the board of directors may have the effect of delaying or preventing changes in control of our company.

  Independent Directors

Each of our directors, other than Lars Björk, qualifies as an independent director in accordance with the published listing requirements of the Nasdaq Global Market, or Nasdaq. However, Mr. Ott may not satisfy the independence criteria applicable to members of an audit committee under the Nasdaq listing requirements and SEC rules and regulations. As such, Mr. Ott will be replaced as a member of our audit committee prior to July 14, 2011. The Nasdaq independence definition includes a series of objective tests, such as that the director is not also one of our employees and has not engaged in various types of business dealings with us. In addition, as further required by the Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities as they may relate to us and our management.

Our board of directors separates the positions of chairman of the board and chief executive officer. Separating these positions allows our chief executive officer to focus on our day-to-day business, while further enabling the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. The board of directors recognizes the time, effort and energy that our chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. We believe that having separate positions and having an independent outside director serve as chairman is the appropriate leadership structure for our company at this time and demonstrates our commitment to good corporate governance.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating/corporate governance committee.

Our board of directors and its committees set schedules to meet throughout the year, and also can hold special meetings and act by written consent from time to time as appropriate. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of the compensation committee and nominating/corporate governance committee of our board of directors qualifies as an independent director in accordance with the Nasdaq standards described above and SEC rules and regulations. Each member of the audit committee, other than Alexander Ott, satisfies the independence criteria applicable to members of an audit committee under the Nasdaq listing requirements and SEC rules and regulations. Each committee of our board of directors has a written charter approved by our board of directors. Copies of each charter are posted on our website at www.qlikview.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

  Audit Committee

Our audit committee currently consists of John Gavin, Jr., Alexander Ott and Paul Wahl. Mr. Ott will be replaced as a member of our audit committee prior to July 14, 2011. Each member of our audit committee can read and has an understanding of fundamental financial statements. Mr. Gavin serves as chairman of the audit committee.

Mr. Gavin qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations of the SEC. The designation of Mr. Gavin as an “audit committee financial expert” does not impose on him any duties, obligations or liability that are greater than those that are generally imposed on him as a member of our audit committee and our board of directors, and his designation as an “audit committee financial expert” pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of our audit committee or board of directors.

The audit committee monitors our corporate financial statements and reporting and our external audits, including, among other things, our internal controls and audit functions, the results and scope of the annual audit and other services provided by our independent registered public accounting firm and our compliance with legal matters that have a significant impact on our financial statements. Our audit committee also consults with our management and our independent registered public accounting firm prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters, and has established such procedures to become effective upon the effectiveness of the registration statement of which this prospectus forms a part. In addition, our audit committee is directly responsible for the appointment, retention, compensation and oversight of the work of our independent auditors, including approving services and fee arrangements. All related party transactions will be approved by our audit committee before we enter into them.

Both our independent registered public accounting firm and internal financial personnel regularly meet with, and have unrestricted access to, the audit committee.

  Compensation Committee

Our compensation committee currently consists of Bruce Golden, Erel Margalit and Alexander Ott. Each member of this committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1984, as amended. Alexander Ott serves as chairman of the compensation committee.

The compensation committee reviews, makes recommendations to the board of directors and approves our compensation policies and all forms of compensation to be provided to our executive officers and directors, including, among other things, annual salaries, bonuses, stock option and other incentive compensation arrangements. In addition, our compensation committee will administer our stock option plans, including reviewing and granting stock options with respect to our executive officers and directors and may, from time to time, assist our board of directors in administering our stock option plans with respect to all of our other employees.

While the compensation committee is authorized to engage the services of outside consultants and advisors, neither the compensation committee nor our management has to date retained a compensation consultant to review or provide advice with respect to our policies and procedures with respect to executive compensation.

  Nominating/Corporate Governance Committee

Our nominating/corporate governance committee currently consists of Bruce Golden and Erel Margalit. Our nominating/corporate governance committee identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors, conducts searches for appropriate directors and evaluates the performance of our board of directors and of individual directors. In evaluating potential nominees to the board, the nominating/corporate governance committee considers a wide variety of qualifications, attributes and other factors and recognizes that a diversity of viewpoints and practical experience can enhance the effectiveness of our board of directors. Accordingly, as part of its evaluation of each candidate, the nominating/corporate governance committee takes into account that candidate’s background, experience, qualifications, attributes and skills that may complement, supplement or duplicate those of other prospective candidates and current directors. The nominating/corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to the board of directors concerning corporate governance matters. Mr. Golden serves as chairman of the nominating/corporate governance committee.

Director Qualifications

Prior to our initial public offering, the election of members of our board of directors was governed by a voting agreement that we entered into with certain holders of our common stock and holders of our preferred stock and by related provisions of our restated certificate of incorporation. The directorship of our board of directors designated by the holders of a majority of our previously outstanding Series AA preferred stock was filled by John Gavin, Jr. The holders of a majority of our previously outstanding Series A preferred stock designated Bruce Golden and Erel N. Margalit for election to our board of directors. The holders of a majority of our then outstanding common stock and preferred stock, voting together as a single class, designated Lars Björk, Alexander Ott and Paul Wahl for election to our board of directors. Upon the closing of our initial public offering, this voting agreement terminated in its entirety and none of our stockholders have any special rights regarding the election or designation of members of our board of directors.

In anticipation of our initial public offering our board of directors conducted an evaluation to confirm that our board is composed of members whose particular experience, qualifications, attributes and professional and functional skills, when taken together, will help enable the board to perform its oversight responsibilities. When determining whether our current directors have the experience, qualifications, attributes and skills, taken as a whole, to help enable our board to perform its oversight responsibilities effectively in light of our business and structure, our board focused primarily on the directors’ valuable contributions to our success in recent years and on the information discussed in the biographical information set forth under “Management — Executive Officers and Directors.” In connection with its evaluation, our board of directors considered, among other things, the following specific experience, qualifications, attributes or skills of our directors:

•	Lars Björk has significant executive experience and knowledge of our business gained from serving as our Chief Executive Officer and formerly as our Chief Financial Officer and Chief Operating Officer

•	John Gavin, Jr. has significant executive experience in the technology industry and substantial knowledge of finance and accounting

•	Bruce Golden has substantial experience resulting from his being a partner at a global venture capital firm since 1997 where he has invested in and advised a number of international enterprise software and internet-related companies

•	Erel Margalit has been the managing member of a global venture capital firm since 1997 and has served as a director of numerous companies which has provided him with extensive experience guiding large, complex organizations and dealing with various business sectors and operational challenges applicable to our business

•	Alexander Ott has substantial experience serving in leadership roles in numerous international businesses which has provided him with extensive knowledge relating to financial reporting, operations management, corporate governance and other areas applicable to service on our board of directors and its committees

•	Paul Wahl has significant experience in several areas applicable to service on our board of directors and its committees, including financial reporting, operations management, corporate governance and risk management, and has had leadership roles in numerous international businesses

In October 2010, John Burris was appointed as a director following the recommendation of Mr. Burris as a director by the nominating/corporate governance committee of our board of directors. Prior to appointing Mr. Burris, our board of directors discussed Mr. Burris’ experience which is contained in his biographical information set forth under “Management — Executive Officers and Directors.” In connection with its evaluation, our board of directors concluded that Mr. Burris brings extensive leadership, management, sales and corporate development experience to our board of directors and company.

Risk Oversight

Our board of directors oversees the management of risks inherent in the operation of our business and the implementation of our business strategies. Our board of directors performs this oversight role by using several different levels of review. In connection with its reviews of the operations and corporate functions of our company and our various operational subsidiaries, our board of directors and the board of directors of our subsidiaries address the primary risks associated with those operations and corporate functions. In addition, our board of directors reviews the risks associated with our company’s business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies.

Each of our board committees also oversees the management of our company’s risk that falls within the committee’s areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. Our Chief Financial Officer reports to the audit committee and is responsible for identifying, evaluating and implementing risk management controls and methodologies to address any identified risks. In connection with its risk management role, our audit committee meets privately with representatives from our independent registered public accounting firm and our Chief Financial Officer. The audit committee oversees the operation of our risk management program, including the identification of the primary risks associated with our business and periodic updates to such risks, and reports to our board of directors regarding these activities.

Code of Business Conduct

Our board of directors has adopted a code of business conduct that applies to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) and directors. The full text of our code of business conduct is posted on our website at www.qlikview.com under the Investor Relations section. We intend to disclose future amendments to certain provisions of our code of business conduct, or waivers of such provisions, applicable to our directors and executive officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) at the same location on our website identified above and also in a Current Report on Form 8-K within four business days following the date of such amendment or waiver. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our board of directors currently consists of Bruce Golden, Erel Margalit and Alexander Ott. None of our executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our compensation committee.

Director Compensation

Prior to our initial public offering, there was no policy in place to provide our directors with any cash compensation for their services as members of our board of directors or any committee of our board of directors. Mr. Gavin was appointed to our board of directors in February 2010. In connection with Mr. Gavin’s appointment, we agreed to grant him options to purchase 20,000 shares of our common stock and to annually provide him with a restricted stock grant equal to $75,000 based on the market value of our common stock on the date of grant. In addition, we agreed to pay him an annual retainer of $25,000 for his service on the board of directors and $10,000 for his service as chairman of the audit committee of the board of directors.

In addition, although there was no formal policy in place relating to the granting of options to purchase shares of common stock to our directors, prior to our initial public offering, we had granted an aggregate of 1,613,602 options to purchase shares of our common stock to our current non-employee directors with a weighted exercise price of approximately $0.72, of which 1,543,602 options had been exercised to purchase shares of our common stock at a weighted average exercise price of approximately $0.63 per share and 70,000 options to purchase shares of our common stock at a weighted exercise price of approximately $2.66 per share were outstanding.

Our board of directors adopted during April 2010 a compensation program for outside directors. This program began on the effective date of the registration statement for our initial public offering. Pursuant to this program, each member of our board of directors who is not our employee will receive a $25,000 annual cash retainer. The chairman of the audit committee will receive an additional annual cash retainer of $10,000, and the chairman of each other committee will receive an additional annual cash retainer of $5,000. All retainer fees will be paid in four quarterly payments. Each non-employee director, other than Mr. Gavin whose compensation is discussed above, who served as a board member prior to the effective date of the registration statement for our initial public offering and who continued as a member of the board of directors after such date received a restricted stock unit award for 7,500 shares, which vests in full on the earliest of:

•	the anniversary of our initial public offering,

•	the death of the recipient or

•	a change of control of our company.

Each new non-employee director will be awarded restricted stock units having a fair market value of $75,000 as of the date of grant. See “Executive Compensation — 2009 Director Compensation” for additional information. This initial award will vest in full on the earliest of:

•	the one year anniversary of the grant date,

•	the death of the recipient or

•	a change of control of our company.

We anticipate that each year beginning in 2011, each non-employee director, other than Mr. Gavin whose compensation is discussed above, who will continue to be a director after the annual meeting of our stockholders will be granted an equity award with a fair market value of $75,000 at that annual meeting. However, a non-employee director who is receiving the initial award will not receive the additional annual award in the same calendar year. Each annual award will vest over the following year. Each award granted under the directors’ program that is not fully vested on the date of grant will become fully vested upon a change in control of our company and will also become fully vested if the non-employee director’s service terminates due to death. All options granted to the non-employee directors will have an exercise price equal to the fair market value of our common stock on the date of the grant.

We currently have a policy to reimburse our non-employee directors for travel, lodging and other reasonable expenses incurred in connection with their attendance at board and committee meetings.

Limitation of Liability and Indemnification

We have entered into indemnification agreements with each of our directors. The form of agreement provides that we will indemnify each of our directors against any and all expenses incurred by that director because of his or her status as one of our directors, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and amended and restated bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, but subject to various exceptions, we will advance all expenses incurred by our directors in connection with a legal proceeding.

Our restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors. The restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law

•	for any transaction from which the director derives any improper personal benefit

Our restated certificate of incorporation also provides that if Delaware law is amended, after the approval by our stockholders of our restated certificate of incorporation, to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law. The foregoing provisions of the restated certificate of incorporation are not intended to limit the liability of directors or officers for any violation of applicable federal securities laws. As permitted by Section 145 of the Delaware General Corporation Law, our restated certificate of incorporation provides that we may indemnify our directors to the fullest extent permitted by Delaware law and the restated certificate of incorporation provisions relating to indemnity may not be retroactively repealed or modified so as to adversely affect the protection of our directors.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that we are authorized to enter into indemnification agreements with our directors and officers and we are authorized to purchase directors’ and officers’ liability insurance, which we currently maintain to cover our directors and executive officers.

COMPENSATION DISCUSSION AND ANALYSIS

This section discusses the principles underlying our executive officer compensation policies, our recent decisions with respect the executive officers who are named in the “Summary Compensation Table” (on page 95 below) and the most important factors relevant to an analysis of these policies and decisions.

Overview and Responsibilities for Compensation Decisions

The compensation committee of our board of directors has responsibility for evaluating the performance and development of our executive officers in their respective positions, reviewing individual compensation as well as corporate compensation principles and programs, establishing corporate and individual performance objectives as they affect compensation, making determinations as to whether and to what extent such performance objectives have been achieved and ensuring that we have effective and appropriate compensation programs in place. Our chief executive officer (CEO) supports our compensation committee by driving our annual business plan process, providing information relating to ongoing progress under our annual business plan and other business and financial results, undertaking performance assessments of other executives and presenting other personnel-related data. In addition, as the manager of our executive team, our CEO assesses each executive’s contribution to corporate goals as well as achievement of their individual goals and makes a recommendation to our compensation committee with respect to compensation for executive officers other than himself. Our compensation committee meets, including in executive sessions, to consider these recommendations, conducts a similar evaluation of the CEO’s contributions to corporate goals and achievement of individual goals and makes determinations related to the CEO’s and the other executive officers’ compensation.

Our overall compensation philosophy is to provide a competitive total compensation package that will:

•	fairly compensate our executive officers;

•	attract and retain qualified executive officers who are able to contribute to the long-term success of our company;

•	incent future performance toward clearly defined corporate goals; and

•	align our executives’ long-term interests with those of our stockholders.

Our compensation committee believes that the quality, skills and dedication of our executive officers are critical factors affecting our long-term value. Our compensation arrangements with executive officers are primarily based upon on the consolidated revenue achievements for our company along with personal performance objectives agreed at the beginning of the fiscal year with the respective executive. We believe in compensating progressively for overachievement of objectives and applying incentive deductions for underachievement of objectives.

In setting compensation levels for individual officers, our compensation committee applies its judgment in determining the amount and mix of compensation elements for each named executive officer, and to date our compensation process has been a largely discretionary process based upon the collective experience and judgment of the compensation committee members acting as a group. Factors affecting its decisions generally include:

•	overall corporate performance;

•	the individual officer’s performance including against corporate-level strategic goals established as part of our annual business plan and the officer’s effectiveness in managing toward achievement of those goals;

•	the nature and scope of the officer’s responsibilities; and

•	market compensation information for individual officer positions, including information obtained through publicly available surveys and as a result of the personal experience of members of our board of directors.

While our compensation committee is authorized to engage the services of outside consultants and advisors, neither the compensation committee nor our management has to date retained a compensation consultant to review or provide advice with respect to our policies and procedures with respect to executive compensation. To date, we have not formally benchmarked our executive compensation against peer companies, and we have not identified a group of peer companies against which we would compare our compensation practices. While our compensation committee considers the overall mix of compensation components in its review of compensation matters, it has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and current compensation, between cash and non-cash compensation or among different forms of non-cash compensation. The compensation committee intends to continue to manage our executive officer compensation programs on a flexible basis that will allow it to respond to market and business developments as it views appropriate in its judgment.

Prior to our initial public offering, we have reviewed company compensation annually as part of the business plan process undertaken by management and the board of directors in the early part of each year. During this process, the compensation committee reviews overall compensation, evaluates performance, determines corporate-level performance goals for that year’s business plan and, when appropriate, makes changes to one or more components of our executives’ compensation. We expect to continue this practice.

Historically, the exercise price of our stock options has been at least equal to the fair market value of our common stock on the date of grant. Prior to our initial public offering, the fair market value of our common stock was established by our board of directors with the assistance of management using factors it considered appropriate for a reasonable valuation. Following our initial public offering, the fair market value of our common stock will be the closing price of our stock on the Nasdaq Global Market on the date of the grant. As a privately owned company prior to the date of our initial public offering, we had not established a program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. The compensation committee intends to evaluate our grant practices from time to time in the future and change them as it deems necessary and appropriate.

Principal Elements of Executive Compensation

Compensation for our executive officers has been highly individualized, at times structured as a result of arm’s-length negotiations when an officer is first hired and always taking into account our financial condition and available resources. The resulting mix of compensation components has primarily included:

•	base salary;

•	annual incentive cash bonus;

•	long-term incentive awards in the form of stock options;

•	certain benefits payable upon an executive officer’s involuntary termination in certain circumstances; and

•	other benefits plans generally available to all salaried employees.

Our compensation committee believes this mix is appropriate for our executive team because, among other things, it provides a fixed component (base salary) designed to offer the executive funds from which to manage personal and immediate cash flow needs and variable components (annual incentive bonuses and stock options) that incentivize our management team to work toward achievement of corporate goals and our long-term success, as well as offering protection (through termination-related benefits) against abrupt changes in the executive’s circumstances in the event of involuntary employment termination including in the context of a change of control of our company. Our compensation committee also takes note of the fact that this mix is typical of companies in our industry and at our stage of development. It has no current plans to change the mix of components or vary the relative portions of fixed and variable compensation that comprise our overall compensation packages.

In March 2010, as part of the annual compensation review the compensation committee reviewed the compensation of our executive team and determined that in light of our continued growth from both a revenue and product development perspective and in anticipation of our company commencing to undertake a public offering that it was in our company’s best interest to make certain changes to the compensation packages of our CEO and other executive officers as set forth below.

Base Salaries.  Base salary for our CEO and other executive officers is established based on the scope of their responsibilities, length of service with our company, individual performance during the prior year and competitive market compensation. Base salaries are reviewed annually and adjusted from time to time based on competitive conditions, individual performance, our overall financial results, changes in job duties and responsibilities and our company’s overall budget for base salary increases. The budget is designed to allow salary increases to retain and motivate successful performers while maintaining affordability within our company’s business plan.

In January 2009, as part of the annual compensation review, our Executive Vice President of Global Field Operations’ base salary was increased from £140,000 (approximately $221,326 based on an assumed exchange rate of approximately $1.58 as of September 30, 2010) to £145,000 (approximately $229,231 based on an assumed exchange rate of approximately $1.58 as of September 30, 2010) due to our increased sales in 2008 during a difficult economic climate. In addition, our Senior Vice President, Products’ base salary was increased at that time from $180,000 to $200,000 to recognize his individual contributions to our software platform and to bring his compensation into line with the other members of our executive team.

In March 2010, as part of the annual compensation review and as part of our planning to undertake our initial public offering, our CEO’s base salary was increased from $205,000 to $300,000 in recognition of his performance as the chief executive officer, his lack of salary adjustments during the prior two years and the overall growth and profitability of our company during the preceding year. At the same time the compensation committee approved the following base salary increases for each of our other named executive officers in recognition of their individual performances and contributions to the growth and performance of our company during the preceding year:

	2009		2010

William G. Sorenson	$275,000		$280,000
Leslie Bonney	£145,000	(1)	£170,000	(2)
Anthony Deighton	$200,000		$220,000
Douglas Laird	$180,000		$190,000

(1)	Approximately $229,231 based on an assumed exchange rate of approximately $1.58 as of September 30, 2010.
(2)	Approximately $269,753 based on an assumed exchange rate of approximately $1.58 as of September 30, 2010.

The base salary increase for Mr. Sorenson was primarily due to his efforts implementing corporate expense controls and assisting with measures to aid profitability, including additional development of our global financial infrastructure. Mr. Bonney’s base salary was increased primarily as a result of his management of our sales operations and his substantial attainment of revenue goals. Mr. Deighton’s base salary was increased primarily due to his support of our product development program, product launch efforts and relaunching of QlikCommunity. The base salary increase for Mr. Laird was primarily due to his expansion of our marketing efforts and infrastructure.

Cash Incentive Bonus.  Since 2005, we have operated an annual cash incentive bonus program to motivate our executive officers to attain specific short-term performance objectives that, in turn, further our long-term objectives. This program is managed as part of our annual business plan process and involves a high level of discretion on the part of our compensation committee. Typically, the board of directors approves a business plan for the year that incorporates corporate-level objectives, and achievement of those objectives becomes an important factor considered by the compensation committee when, after year-end, it makes a final determination of bonus amounts to be paid. Other factors that are considered by the compensation committee in determining amounts to pay include:

•	our company’s overall performance and business results;

•	general market conditions;

•	future business prospects;

•	funds available from which to pay bonuses;

•	individual performance;

•	competitive conditions; and

•	any other factors it finds relevant.

Each executive is measured against the consolidated revenue achievement of our company as a whole along with their performance against individual objectives established at the beginning of the fiscal year with the participation of the respective executive as part of their total compensation plan. This discretionary approach to the variable component of our compensation program allows a fluid approach in how we manage short-term corporate strategy and executive incentives, while allowing us to achieve more constancy in our focus on longer-term corporate objectives. Our compensation committee and our board of directors believe that this flexibility is important in managing a growing company, including because it allows executive officers to respond nimbly to the often changing demands of the business without undue focus on any one specific short-term performance objective. Our compensation committee does not have plans at this time to change the way it manages our annual cash incentive bonus program or to take a more formal or objective approach to the way it sets bonus payment amounts.

Each executive officer has a target bonus amount, established at the time of hire and then reviewed and potentially adjusted annually over the course of the officer’s tenure with our company. Bonus amounts are based upon company-wide targets for revenue along with personal performance objectives established for the individual executive depending upon his or her role. The consolidated revenue targets are based on historical performance with the assistance of management and are intended to be reasonably likely to be reached. The revenue portion of the bonus plan is paid on a graduated basis dependent upon our company achieving targeted revenue levels, with satisfaction of a minimum target required in order to be eligible for any bonus. However, because of the emphasis we place on annual business plan achievement, actual bonus amounts paid may be zero or an amount in excess of the target amount.

For 2009, the target bonuses for executive officers varied from approximately 50% to 125% of base salary based on our compensation committee’s belief of respective competitive levels for each officer’s overall amount of fixed and variable compensation. Actual target bonus levels for 2009 are shown below. For 2009, the corporate-level performance objectives specified in our business plan related to consolidated revenue and analysis and planning for strategic objectives, including a potential initial public offering. Our compensation committee set a consolidated revenue target of $160 million during 2009 in light of the ongoing global economic recession. At the time the consolidated revenue target was established, based on historical performance the compensation committee believed that it was reasonably likely that this financial target would be satisfied.

While we did not achieve our full budget revenue target, we did exceed minimum revenue targets despite the on-going economic recession. At the same time we increased profitability and began preparation for an initial public offering. Our compensation committee determined that it was advisable to award our named executive officers performance based cash incentive bonuses for fiscal 2009 in recognition of the committee’s belief of the strong performance of our business in fiscal 2009 despite an extremely difficult global economic environment and macroeconomic recession. The compensation committee determined the amounts of these bonuses by assessing the performance of our company and of the individual named executive officers for fiscal 2009 in light of these adverse economic conditions. As a result of our company’s performance in 2009 and our compensation committee’s review of each named executive officer’s individual contribution to this performance and satisfaction of personal performance objectives, the compensation committee awarded the named executive officers performance-based cash incentive bonus awards equal to:

•	79% of the target bonus for our CEO;

•	93% of the target bonus for our Chief Financial Officer;

•	86% of the target bonus for our Executive Vice President of Global Field Operations;

•	111% of the target bonus for our Senior Vice President, Products; and

•	98% of the target bonus for our Vice President, Marketing.

The bonus award for our CEO was due to our company’s accomplishments in attaining increased profitability, the expansion of our sales operations and his supervision of preparation for a potential initial public offering. The bonus award given to our Chief Financial Officer exceeded 90% of his target bonus due to the compensation committee’s view that our Chief Financial Officer had made substantial progress in preparing our company’s infrastructure for a potential initial public offering. The bonus award for our Executive Vice President of Global

Field Operations exceeded 90% of his target bonus based on his execution of our company’s business plan to increase our global market penetration, expand our sales operations and further penetrate our existing customer base. The award given to our Senior Vice President, Products exceeded his target bonus based on our improving sales results and market acceptance of our product during 2009 and in recognition of his contributions to our product development program, including the release of a new version of QlikView and a mobile platform in 2009. The compensation committee determined to award our Vice President, Marketing a bonus in excess of 90% of his target bonus based on his development and execution of various global marketing initiatives and on the support provided by him to our sales team.

In March 2010, as part of the annual compensation review and in anticipation of our initial public offering the compensation committee revised the target bonuses for the named executive officers for 2010 as follows:

	2009		2010

Lars Björk	$300,000		$300,000
William G. Sorenson	$137,500		$175,000
Leslie Bonney	£180,000	(1)	£190,000	(2)
Anthony Deighton	$100,000		$135,000
Douglas Laird	$92,400		$110,000

(1)	$284,562 based on an assumed exchange rate of approximately $1.58 as of September 30, 2010.
(2)	$300,371 based on an assumed exchange rate of approximately $1.58 as of September 30, 2010.

The target bonus for our CEO for 2010 was not revised from 2009 since our compensation committee believed it represented a competitive market level for our CEO. The target bonuses for our other named executive officers for 2010 were increased from 2009 to levels that our compensation committee believed were more competitive market levels and reflected a perceived improvement in general macroeconomic business conditions affecting our company.

Long-Term Incentive Compensation.  To date, our only long-term incentive awards have primarily been in the form of options to purchase our common stock. Our stock options have an exercise price at least equal to the fair market value of our common stock on the grant date, generally vest over four years, with 25% of the option shares vesting after one year of service and the remainder vesting in equal installments at the end of each quarter thereafter, and have a ten year term. Additional vesting acceleration benefits apply in certain circumstances discussed below.

Generally, a stock option award is made in the year that an executive officer commences employment. The size of this award is intended to offer the executive a meaningful opportunity for stock ownership relative to his or her position and reflects the compensation committee’s assessment of market conditions affecting the position as well as the individual’s potential for future responsibility within our company. Thereafter, additional option grants may be made in the discretion of our compensation committee or board of directors. To date, we have not granted additional options on an annual basis to executives or other employees, although we do evaluate individual performance annually. Instead, additional options have been granted to executives on a case-by-case basis reflecting the compensation committee’s determination that such grants are appropriate or necessary to reward exceptional performance (including upon promotion) or to retain individuals when market conditions change. The size of additional option grants are determined in the discretion of the compensation committee or our board of directors, and typically incorporate our CEO’s recommendations (except with respect to his own option grants).

In 2009, our compensation committee approved option grants to our Executive Vice President of Global Field Operations and Senior Vice President, Products based upon their respective length of service and achievement in improving sales results and market acceptance of our product. In selecting executive officers to receive option grants, the compensation committee considered performance that merited an additional long-term incentive award and circumstances where an additional option grant was necessary to achieve a desired total compensation package (including total equity interest in our company) for the officer involved. The amounts of these grants are presented below under “Executive Compensation — 2009 Grants of Plan-Based Awards.” The respective amounts of these grants were determined by our compensation committee based on the respective officer’s performance, ability to impact our results that drive stockholder value, and potential to take on roles of increasing responsibility. Our compensation committee made its determination based on quantitative analysis of these factors. In May 2010, and as further described in “Executive Compensation — Summary Compensation” below, our compensation committee approved stock option grants to our named executive officers. These option grants were based on the length of service of each named executive officer and a determination by our compensation committee to award additional long-term incentives that were subject to vesting. The compensation committee’s determination of the size and terms of these May 2010 option grants were based on an examination of equity holdings of senior executives at companies in the technology industry. Based in part on this examination, our compensation committee determined that additional long-term incentive awards in the form of options to purchase our common stock subject to vesting were appropriate to increase the named executive officers’ equity holdings and to further incentivize our executives to work towards the achievement of our long term corporate goals and successes.

Other than awards of restricted stock to certain of our executive officers in 2004, we have not granted restricted stock or restricted stock unit awards to our executive officers. Our compensation committee may consider granting these or other awards in addition to or in lieu of options in the future.

Severance and Change in Control Benefits.  We have entered into employment agreements with each of our named executive officers, which provide severance benefits, in the event the executive officer’s employment is terminated by us without cause or the executive officer is terminated without cause in connection with a change in control, in consideration of a release of potential claims and other customary covenants. These benefits range from nine months, in the case of our CEO, to six months for our other executive officers, of their base salary and benefits. The terms of these agreements are described in more detail in the section titled “Executive Compensation — Estimated Benefits and Payments Upon Termination of Employment” below. Our board of directors and compensation committee have determined it appropriate to have these termination-related benefits in place to preserve morale and productivity and encourage retention in the face of potentially disruptive circumstances that might cause an executive to be concerned that his or her employment is in jeopardy or that might involve an actual or rumored change in control of our company. No changes were made to our company’s severance and change of control-related benefits during 2009.

As part of the annual compensation review in March 2010, the compensation committee approved an amendment to all of the stock options held by or hereafter granted to our named executive officers, which took effect upon the consummation of our initial public offering, that provides for full acceleration of all unvested stock options if the executive’s employment is terminated, other than for cause, within 12 months following a change in control of our company, sometimes called a “double trigger.” We believe this “double trigger” benefit improves stockholder value because it prevents an unintended windfall to executives in the event of a friendly change of control, while still providing them appropriate incentives to cooperate in negotiating any change of control in which they believe they may lose their jobs. We believe providing these benefits helps us compete for executive talent. We believe that our change of control benefits are generally in line with packages offered to executives in our industry.

Other Benefits.  We pay Mr. Björk, our CEO, certain living expenses for him and his family not to exceed $75,000 per year, adjusted for taxes. Our compensation committee believes that this additional benefit contributes to an overall compensation package for our CEO that is competitive for a global company in our market with substantial operations and origins in Sweden. We pay Mr. Sorenson, our Chief Financial Officer, certain living expenses not to exceed $24,000 per year, adjusted for taxes. Our compensation committee believes that this additional benefit contributes to an overall compensation package for our Chief Financial Officer that is competitive for a global company in our market. In addition, we provide a stipend to Mr. Bonney, our Executive Vice President of Global Operations, for car expenses. Our compensation committee believes that a car benefit is customary for comparable officers at similar companies who are based in Europe.

We also provide our executive officers with benefits that are generally available to our salaried employees. These benefits include health and medical benefits, flexible spending plans and the opportunity to participate in a 401(k) retirement plan or comparable foreign plan.

Tax Matters

Our board of directors and compensation committee will consider the deductibility of compensation amounts paid to our executive officers including the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our executive officers in making its decisions, although prior to our initial public offering such deductibility was not material to our financial position. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for our CEO and each of the other named executive officers (other than our chief financial officer), unless compensation is “performance-based” as defined under Section 162(m). We expect that our compensation committee will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m) and may structure the amount and form of compensation for our executive officers so as to maximize our ability to deduct it. Our stock option grants are designed to qualify as performance-based compensation for purposes of Section 162(m), and we expect compensation amounts related to options to be fully deductible. However, our compensation committee may, in its judgment, authorize compensation payments that are not deductible when it believes that such payments are appropriate to attract and retain executive talent.

Employee Compensation Risks

As part of its oversight of our company’s executive compensation program, the compensation committee considers the impact of the program, and the incentives created by the compensation awards that it administers, on our company’s risk profile. In addition, the compensation committee reviews all of our company’s compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to our company. The compensation committee has determined that, for all employees, our company’s compensation programs do not encourage excessive risk and instead encourage behaviors that support sustainable value creation.

EXECUTIVE COMPENSATION

Summary Compensation

The following table summarizes the compensation that we paid to our chief executive officer, chief financial officer and each of our three other most highly compensated executive officers during the year ended December 31, 2009. We refer to these officers in this prospectus as our named executive officers.

Summary Compensation Table

Name and Principal						Stock	Option		All Other
Position	Year	Salary		Bonus(1)		Awards	Awards(2)		Compensation		Total

Lars Björk	2009	$205,000		$238,068		$—	$—		$94,982	(3)	$538,050
Chief Executive Officer
William G. Sorenson	2009	275,000		127,250		—	—		34,660	(4)	436,910
Chief Financial Officer
Leslie Bonney	2009	229,231	(5)	245,040	(6)	—	196,394	(7)	41,828	(8)	712,493	(9)
Executive Vice President of Global Field Operations
Anthony Deighton	2009	200,000		110,800		—	196,394		13,416	(10)	520,610
Senior Vice President, Products
Douglas Laird	2009	180,000		90,700		—	—		558		271,258
Vice President, Marketing

(1)	The amounts in this column reflect discretionary bonuses approved by our board of directors for company and individual performance.
(2)	The amounts in this column represent the aggregate grant date fair value of the stock option, computed in accordance with Accounting Standards Codification Topic 718 without consideration of forfeitures. See Note 13 of the notes to our audited consolidated financial statements for a discussion of our assumptions in determining the values of our option awards.
(3)	Includes $94,332 paid by our company for Mr. Björk’s housing, living and other related expenses (including for tax adjustments) and $650 paid by our company for Group Term Life Insurance.
(4)	Includes $33,418 paid by our company for Mr. Sorenson’s housing, living and other related expenses (including for tax adjustments) and $1,242 paid by our company for Group Term Life Insurance.
(5)	Based on a base salary of £145,000 and an assumed exchange rate of approximately $1.58 as of September 30, 2010.
(6)	Based on a bonus of £155,000 and an assumed exchange rate of approximately $1.58 as of September 30, 2010.
(7)	Approximately £124,229 based on an assumed exchange rate of approximately $1.58 as of September 30, 2010.
(8)	Includes $18,971 (based on payments of £12,000 and an assumed exchange rate of approximately $1.58 as of September 30, 2010) paid by our company for the provision of a car for Mr. Bonney and $22,857 (based on contributions of £14,458 and an assumed exchange rate of approximately $1.58 as of September 30, 2010) contributed by our company to Mr. Bonney’s U.K. tax qualified defined contribution plan.
(9)	Approximately £450,688 based on an assumed exchange rate of approximately $1.58 as of September 30, 2010.
(10)	Includes $12,288 paid by our company to Mr. Deighton in exchange for accrued vacation, $750 contributed by our company to Mr. Deighton’s 401(k) plan and $378 paid by our company for Group Term Life Insurance.

In May 2010, our compensation committee approved the grant of stock options to our named executive officers. These options have an exercise price of $6.91 per share and a ten-year term. Messrs. Björk and Sorenson were granted options to purchase 400,000 and 150,000 shares, respectively, which options vest and become exercisable in equal installments on a quarterly basis over a four-year period commencing July 15, 2010. Mr. Bonney was granted an option to purchase 75,000 shares and Messrs. Deighton and Laird were each granted options to purchase 50,000 shares, which options vest and become exercisable in equal installments on a quarterly basis over a four-year period commencing on December 31, 2010. Each of these options will be subject to acceleration in the event that the respective named executive officer’s employment is terminated following a change in control as described further in “Compensation Discussion and Analysis — Principal Elements of Executive Compensation — Severance and Change in Control Benefits”.

2009 Grants of Plan-Based Awards

The following table sets forth each plan-based award granted to our named executive officers during the year ended December 31, 2009.

Option Awards:
			Exercise	Grant Date
		Number of	Price of	Fair Value of
		Securities	Option	Option
	Grant Date	Underlying Options	Awards(1)	Awards(2)

Lars Björk	—	—	—	—
William G. Sorenson	—	—	—	—
Leslie Bonney	March 30, 2009	200,000	$1.65	$196,394
Anthony Deighton	March 30, 2009	200,000	$1.65	$196,394
Douglas Laird	—	—	—	—

(1)	The amounts in this column represent the fair market value of a share of our common stock, as determined by our board of directors with the assistance of management, on the date of grant. See the section titled “Compensation Discussion and Analysis” above for a discussion of how we have valued our common stock.
(2)	The amounts in this column represent the aggregate grant date fair value of the stock option, computed in accordance with Accounting Standards Codification Topic 718 without consideration of forfeitures. See Note 13 of the notes to consolidated financial statements for a discussion of our assumptions in determining the values of our option awards.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table sets forth information regarding each option held by each of our named executive officers as of December 31, 2009. The vesting applicable to each outstanding option is described in the footnotes to the table below. For a description of the acceleration of vesting provisions applicable to the options held by our named executive officers, please see the section titled “— Estimated Benefits and Payments Upon Termination of Employment” below.

	Number of		Number of
	Securities		Securities
	Underlying		Underlying
	Unexercised		Unexercised		Option
	Options (#)		Options (#)		Exercise		Option
	Exercisable		Unexercisable		Price	Grant Date	Expiration Date

Lars Björk	146,738	(1)	33,863		$0.63	September 30, 2006	September 30, 2016
	90,300	(1)	90,301		$1.65	November 1, 2007	October 1, 2017
	386,203	(1)	386,202		$1.65	November 15, 2007	November 14, 2017
William G. Sorenson	242,345	(2)	533,155		$1.65	September 30, 2008	September 30, 2018
Leslie Bonney	614,040	(1)	—		$0.63	June 30, 2005	June 30, 2015
	126,421	(1)	126,421		$1.65	October 1, 2007	October 30, 2017
	—		200,000	(1)	$1.65	March 30, 2009	March 30, 2019
Anthony Deighton	722,400	(3)	—		$0.63	January 17, 2005	January 16, 2015
	50,000	(1)	50,000		$1.65	December 30, 2007	December 30, 2017
	—		200,000	(1)	$1.65	March 30, 2009	March 30, 2019
Douglas Laird	75,000	(1)	225,000		$1.65	December 30, 2008	December 30, 2018

(1)	The shares subject to these stock options vest over a four year period, with 1/4th of the shares subject to such stock options vesting on or around the first anniversary of the grant date and 6.25% of the shares subject to the stock options vesting on a quarterly basis thereafter. Vesting is contingent upon continued service.
(2)	The shares subject to these stock options vest over a four year period, with 12.5% of the shares subject to such stock options vesting on the six-month anniversary of the grant date and 6.25% of the shares subject to the stock options vesting on a quarterly basis thereafter. Vesting is contingent upon continued service.
(3)	25% of the shares subject to such stock option vested on June 30, 2006 and 6.25% of the shares subject to such stock options vest on a quarterly basis thereafter. Vesting is contingent upon continued service.

2009 Option Exercises and Stock Vested

There were no option exercises or share vesting events for awards held by our named executive officers in 2009.

Employment Agreements

We have entered into employment agreements and/or services agreements with each of our named executive officers.

Employment Agreement with Lars Björk

In October 2007, we entered into an employment agreement with Mr. Björk for his position as Chief Executive Officer and President. Under this agreement, Mr. Björk’s initial base salary was $205,000 per year, subject to annual increases at the sole discretion of our board of directors. Mr. Björk’s current annual base salary is $300,000 and Mr. Björk is eligible currently to receive a cash bonus of $300,000 based on performance. Pursuant to this agreement, Mr. Björk received an option to purchase up to 953,006 shares of common stock. For a period of twelve months after his termination of employment, Mr. Björk will be subject to a noncompetition covenant for a period of 12 months, and he is subject to a nonsolicitation covenant with respect to customers, clients and employees of our company or the group for a period of 24 months following the termination of his employment. Mr. Björk’s employment agreement also provides that we shall pay for certain living expenses for him and his family in an amount not to exceed $75,000 per year. If we terminate Mr. Björk’s employment agreement for cause (as defined in the agreement) or on account of death or disability (as defined in the agreement), or if Mr. Björk terminates his employment with us, Mr. Björk is entitled to no further compensation or benefits other than those earned through the date of the termination. If we terminate the agreement without cause (as defined in the agreement) Mr. Björk’s agreement initially provides that we will continue to pay Mr. Björk’s base salary for a period of three months following the termination of his employment, conditioned upon the execution by Mr. Björk of a release of claims.

In June 2010, we amended and restated Mr. Björk’s employment agreement with our company. Pursuant to the amended and restated employment agreement, Mr. Björk’s employment agreement may be terminated, with or without cause, by him or by us at any time without notice by either party. If Mr. Björk’s employment is terminated by our company other than due to cause, death or disability, we will continue to pay Mr. Björk’s base salary for a period of nine months following the termination of his employment, conditioned upon the execution by Mr. Björk of a release of claims. In addition to this severance amount Mr. Björk will also receive any earned but unpaid bonus, and we will also reimburse Mr. Björk’s COBRA payments during the period of his severance payment.

Employment Agreement with William G. Sorenson

In August 2008, we entered into an employment agreement with Mr. Sorenson, our Treasurer and Chief Financial Officer. The term of his employment agreement is one year and is deemed to have been automatically extended for an additional one year term (or such other period to have been agreed upon in writing) upon each anniversary of the agreement unless any party gives written notice of the non-extension of the employment agreement to the other party at least 90 days before that anniversary (or as provided below). Under this agreement, Mr. Sorenson’s initial base salary was $275,000 per year with a bonus potential of $137,500. Our board of directors adjusts Mr. Sorenson’s salary and bonus from time to time. Mr. Sorenson’s current annual base salary is $280,000, and Mr. Sorenson is eligible currently to receive a cash bonus of $175,000 based on performance. The agreement also provides that the board of directors would grant him an option to purchase 778,500 shares of common stock. For a period of twelve months after his termination of employment, Mr. Sorenson will be subject to certain restrictions on competition with us and on the solicitation of our employees, customers and clients. Mr. Sorenson’s employment agreement also provides that Mr. Sorenson is eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. Mr. Sorenson’s employment agreement also provided that we would pay for certain living expenses for him and his family for up to $3,000 per month in connection with accommodations in the Radnor, Pennsylvania area for the first six months of employment and relocation assistance up to $25,000 in the event Mr. Sorenson relocates to the Radnor, Pennsylvania area. If we terminate the agreement without cause (as defined in the agreement), we will continue to provide Mr. Sorenson’s base salary for a period of six months following the termination of employment, conditioned upon the execution by Mr. Sorenson of a release of claims. In addition, our obligation to provide severance payments is limited if Mr. Sorenson secures compensation through any employment or consulting arrangements more than three months following a termination without cause, and the obligations completely cease if Mr. Sorenson breaches his Proprietary Information, Assignment of Inventions and Non-Competition Agreement.

In June 2010, we amended and restated Mr. Sorenson’s employment agreement with our company. Pursuant to the amended and restated employment agreement, we will pay living expenses for Mr. Sorenson and his family for up to $24,000 per year. Mr. Sorenson’s employment agreement may be terminated, with or without cause, by him or by us at any time without notice by either party. If we terminate the agreement without cause, in addition to the severance payments that Mr. Sorenson will receive as described above, Mr. Sorenson will also receive any earned but unpaid bonus, and we will also reimburse Mr. Sorenson’s COBRA payments during the period of his severance payment.

Employment Agreement with Leslie Bonney

In May 2005, we entered into an employment agreement with Mr. Bonney. Mr. Bonney currently serves as our Senior Vice President of Worldwide Sales. Under this agreement, Mr. Bonney’s initial base salary was £130,000 per year (approximately $205,517 based on an assumed exchange rate of approximately $1.58 as of September 30, 2010) and the agreement initially provided for a bonus potential of up to £110,000 (approximately $173,899 based on an assumed exchange rate of approximately $1.58 as of September 30, 2010). Our board of directors adjusts Mr. Bonney’s salary and bonus potential from time to time. Mr. Bonney’s current annual base salary is £170,000 per year (approximately $268,753 based on an assumed exchange rate of approximately $1.58 as of September 30, 2010), and Mr. Bonney is currently eligible to receive a cash bonus of up to £190,000 per year (approximately $300,371 based on an assumed exchange rate of approximately $1.58 as of September 30, 2010) based on performance. The employment agreement also provides that the board of directors would grant Mr. Bonney an option to purchase 614,040 shares of common stock. For a period of twelve months after his termination of employment, Mr. Bonney will be subject to certain restrictions on competition with us and on the solicitation of our employees, customers and clients. Mr. Bonney’s employment agreement also provides that he is entitled to £1,000 (approximately $1,581 based on an assumed exchange rate of approximately $1.58 as of September 30, 2010) per month for car expenses and he is also entitled to related expenses. Mr. Bonney’s employment agreement provides that Mr. Bonney’s employment agreement may be terminated at any time upon six months notice, unless the employment contract is breached.

Employment Agreement with Anthony Deighton

In January 2005, we entered into an employment agreement with Mr. Deighton. Mr. Deighton’s employment agreement provides that he is an “at-will” employee and his employment may be terminated at any time by us or Mr. Deighton. Under this agreement, Mr. Deighton’s initial base salary was $150,000 per year, and Mr. Deighton was initially eligible to receive a cash bonus of $75,000 based on performance. Our board of directors adjusts Mr. Deighton’s salary and bonus potential from time to time. Mr. Deighton’s current annual base salary is $220,000, and Mr. Deighton is eligible currently to receive a cash bonus of $135,000 based on performance. Pursuant to this agreement, Mr. Deighton received an option to purchase up to 722,400 shares of common stock. For a period of twelve months after his termination of employment, Mr. Deighton will be subject to certain restrictions on competition with us and on the solicitation of our employees, customers and clients. Mr. Deighton’s employment agreement also provides that Mr. Deighton is eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans.

In June 2010, we amended and restated Mr. Deighton’s employment agreement with our company. Pursuant to the amended and restated employment agreement, Mr. Deighton’s employment agreement may be terminated, with or without cause, by him or by us at any time without notice by either party. If we terminate the agreement without cause (as defined in the agreement), we will continue to provide Mr. Deighton’s base salary for a period of six months following the termination of employment, conditioned upon the execution by Mr. Deighton of a release of claims. In addition to this severance payment, Mr. Deighton will also receive any earned but unpaid bonus, and we will also reimburse Mr. Deighton’s COBRA payments during the period of his severance payment.

Employment Agreement with Douglas Laird

In November 2008, we entered into an employment agreement with Mr. Laird, our Vice President of Marketing. Under this agreement, Mr. Laird’s initial base salary was $180,000 per year, and Mr. Laird was initially eligible to receive a cash bonus of up to $90,000 subject to performance. Our board of directors adjusts Mr. Laird’s salary and bonus potential from time to time. Mr. Laird’s current annual base salary is $190,000, and Mr. Laird is eligible currently to receive a cash bonus of $110,000 based on performance. Pursuant to this agreement, Mr. Laird received an option to purchase up to 300,000 shares of common stock. For a period of twelve months after his termination of employment, Mr. Laird will be subject to certain restrictions on competition with us and on the solicitation of our employees, customers and clients. Mr. Laird’s employment agreement also provides that Mr. Laird is eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans.

In June 2010 we amended and restated Mr. Laird’s employment agreement with our company. Pursuant to the amended and restated employment agreement, Mr. Laird’s employment agreement may be terminated, with or without cause, by him or by us at any time without notice by either party. If we terminate the agreement without cause (as defined in the agreement), we will continue to provide Mr. Laird’s base salary for a period of six months following the termination of employment, conditioned upon the execution by Mr. Laird of a release of claims. In addition to this severance payment, Mr. Laird will also receive any earned but unpaid bonus, and we will also reimburse Mr. Laird’s COBRA payments during the period of his severance payment.

Estimated Benefits and Payments Upon Termination of Employment

The following table describes the potential payments and benefits upon termination of our named executive officers’ employment before or after a change in control of our company as described above, as if each officer’s employment terminated as of December 31, 2009, the last business day of the 2009 fiscal year, before giving effect to the June 2010 amendments to the terms of the employment agreements with our named executive officers discussed above. See “Compensation Discussion and Analysis — Employment Agreements” and “Compensation Discussion and Analysis — Principal Elements of Executive Compensation — Severance and Change in Control Benefits” above for a description of the severance and change in control arrangements for our named executive officers.

			Termination
		Voluntary	Other than for	Termination
		Resignation/	Cause or	Other than for
		Termination	Disability	Cause or	Resignation for
		for	Prior	Disability after a	Good Reason
		Cause or	to Change in	Change in	after a Change in
Name	Benefit	Disability	Control	Control	Control

Lars Björk	Severance	$—	$75,000	$75,000	$—
	Option Acceleration	—	—	4,296,092	—
	COBRA Premiums	—	—	—	—
	Vacation Payout	23,654	23,654	23,654	23,654
	Total Value	$23,654	$98,654	$4,394,746	$23,654
William G. Sorenson	Severance	$—	$137,500	$68,750	$—
	Option Acceleration	—	—	2,225,926	—
	COBRA Premiums	—	—	—	—
	Vacation Payout	15,865	15,865	15,865	15,865
	Total Value	$15,865	$153,365	$2,310,541	$15,865
Leslie Bonney	Severance	£—	£72,500 (1)	£72,500 (1)	£—
	Option Acceleration	—	—	834,947 (2)	—
	COBRA Premiums	—	—	—	—
	Vacation Payout	—	—	—	—
	Total Value	£—	£72,500 (1)	£907,447 (3)	£—
Anthony Deighton	Severance	$—	$—	$—	$—
	Option Acceleration	—	—	939,375	—
	COBRA Premiums	—	—	—	—
	Vacation Payout	8,013	8,013	8,013	8,013
	Total Value	$8,013	$8,013	$947,388	$8,013
Douglas Laird	Severance	$—	$—	$—	$—
	Option Acceleration	—	—	626,250	—
	COBRA Premiums	—	—	—	—
	Vacation Payout	8,495	8,495	8,495	8,495
	Total Value	$8,495	$8,495	$634,745	$8,495

(1)	Approximately $114,615 based on an assumed exchange rate of approximately $1.58 as of September 30, 2010.
(2)	Approximately $1,319,968 based on an assumed exchange rate of approximately $1.58 as of September 30, 2010.
(3)	Approximately $1,434,583 based on an assumed exchange rate of approximately $1.58 as of September 30, 2010.

For purposes of valuing the severance and vacation payments in the table above, we used each executive officer’s base salary in effect at the end of 2009 and the number of accrued but unused vacation days at the end of 2009.

The value of option acceleration shown in the tables above was calculated based on the assumption that the officer’s employment was terminated and the change in control (if applicable) occurred on December 31, 2009 and that the fair market value of our common stock on that date was $10.00, which represents the initial public offering price of our common stock. The value of the vesting acceleration was calculated by multiplying the number of unvested shares subject to each option by the difference between the fair market value of our common stock as of December 31, 2009 and the exercise price of the option.

2009 Director Compensation

We have a policy of reimbursing all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board and committee meetings. In April of 2009, we granted Mr. Wahl an option to purchase 50,000 shares of our common stock at an exercise price of $1.65 per share. The option vested in full on April 1, 2010.

The following table sets forth information regarding compensation earned by each of our non-employee directors during the fiscal year ended December 31, 2009.

Change in Pension
Value and
Nonqualified
	Fees Earned				Non-Equity	Deferred	All Other
	or Paid in		Stock	Option	Incentive Plan	Compensation	Compensation
Name	Cash ($)		Awards ($)	Awards ($)(1)	Compensation ($)	Earnings ($)	($)		Total ($)

Claes Björk(2)	$—		$—	$—	$—	$—	$—		$—
Bruce Golden	—		—	—	—	—	—		—
Måns Hultman(3)	285,579	(4)	—	—	—	—	41,989	(5)	327,568	(6)
Alexander Ott	—		—	—	—	—	—		—
Paul Wahl(7)	—		—	49,099	—	—	—		49,099

(1)	The amounts in this column represent the aggregate grant date fair value of the stock option, computed in accordance with Accounting Standards Codification Topic 718 without consideration of forfeitures. See Note 13 of the notes to our audited consolidated financial statements for a discussion of our assumptions in determining the values of our option awards.
(2)	Mr. Björk resigned from the board of directors effective December 2, 2009.
(3)	Mr. Hultman resigned from the board of directors effective March 15, 2010.
(4)	Includes approximately $185,578 (based on director compensation of 1,248,000 Swedish kronor and an assumed exchange rate of approximately $0.15 as of September 30, 2010) and approximately $100,001 (based on a bonus paid of 672,500 Swedish kronor and an assumed exchange rate of approximately $0.15 as of September 30, 2010).
(5)	Includes $8,179 (based on payments of 55,500 Swedish kronor and an assumed exchange rate of approximately $0.15 as of September 30, 2010) paid by our company for the provision of a car for Mr. Hultman and $33,810 (based on contributions of 227,370 Swedish kronor and an assumed exchange rate of approximately $0.15 as of September 30, 2010) contributed by our company to Mr. Hultman’s Swedish tax qualified contribution plan.
(6)	Approximately 2,202,870 Swedish kronor based on an assumed exchange rate of approximately $0.15 as of September 30, 2010.
(7)	Mr. Wahl held options to purchase an aggregate of 50,000 shares of common stock as of December 31, 2009.

Mr. Gavin was appointed to the board of directors of our company effective February 11, 2010 and in connection with his appointment was granted during March 2010 an option to purchase 20,000 shares of our common stock. In July 2010, in connection with our initial public offering, pursuant to our director compensation program each of our non-employee directors was granted a restricted stock unit award for 7,500 shares having a fair market value of $75,000 as of the date of grant based on our initial public offering price of $10.00.

Mr. Burris was appointed to the board of directors of our company effective October 12, 2010 and in connection with his appointment was granted a restricted stock unit award for 3,320 shares having a fair market value on the date of grant of approximately $75,000 based on the closing price of our common stock on October 12, 2010 of $22.59 per share. Our non-employee directors are eligible for cash compensation and for stock option grants under our 2010 Equity Incentive Plan. See “Management — Director Compensation” for additional information.

Equity Benefit Plans

2004 Omnibus Stock Option and Award Plan

Our board of directors adopted and our stockholders approved the 2004 Omnibus Stock Option and Award Plan (the “2004 Plan”) in November 2004. As of September 30, 2010, 4,706,032 shares of common stock had been issued upon the exercise of options granted under the 2004 Plan, options to purchase 4,882,509 shares of common stock were outstanding at a weighted-average exercise price of $0.92 per share and no shares remained available for future grant. Following our adoption of the 2007 Plan on November 1, 2007, no further grants of stock options or awards were made under the 2004 Plan. The awards outstanding following such time under the 2004 Plan continue to be governed by their existing terms.

Administration.  The compensation committee of our board of directors administers the 2004 Plan. Our compensation committee has complete discretion to make all decisions relating to the plans.

Eligibility.  Employees of our company or its subsidiaries and non-employee members of our board of directors, as well as any other persons whose participation the compensation committee determine is in our best interest, subject to certain limitations, are eligible to participate in our 2004 Plan.

Types of Award.  Our 2004 Plan provide for the following types of award:

•	incentive and non-statutory stock options to purchase shares of our common stock;

•	restricted shares of our common stock;

•	stock awards; and

•	stock units.

Change in Control.  In the event we experience a change in control, all awards granted under the 2004 Plan shall be subject to the agreement evidencing such change in control, and with respect to a stock option such agreement shall provide for one or more of the following:

•	the continuation or assumption of such outstanding stock options by the surviving corporation or its parent;

•	the substitution by the surviving corporation or its parent of new options for such outstanding stock options;

•	full acceleration of the vesting of such stock options; or

•	the cancellation of such stock options in exchange for a payment equal to the excess of the fair market value of the shares subject to such stock options (whether or not such stock options are then exercisable or such shares are then vested) over the exercise price of such stock options.

For purposes of the 2004 Plan, a change in control includes a merger or consolidation of our company with or into another entity where existing stockholders of our company immediately prior to the merger or consolidation do not hold a majority of the voting power of the capital stock of the surviving entity, the sale of all or substantially all of our assets and the dissolution, liquidation or winding up of our company. The 2004 Plan provides for adjustment of awards in the event of a stock split, stock dividend and certain other corporate events.

Payment.  The exercise price for options granted under the 2004 Plan may not be less than 100% of the fair market value of our common stock on the grant date. Optionees may pay the exercise price of options by using:

•	cash or cash equivalents;

•	shares of common stock that the optionee already owns;

•	a full recourse promissory note, under certain circumstances; or

•	an immediate sale of the option shares through a broker designated by us.

The 2004 Plan allowed us to award shares and stock units in consideration of services rendered to us prior to the grant date of the award.

2007 Omnibus Stock Option and Award Plan

Our board of directors adopted and our stockholders approved the 2007 Omnibus Stock Option and Award Plan (the “2007 Plan”) in November 2007. As of September 30, 2010, 397,540 shares of common stock had been issued upon the exercise of options granted under the 2007 Plan and options to purchase 7,563,997 shares of common stock were outstanding at a weighted-average exercise price of $2.71 per share. Following the effective date of our initial public offering, no further option grants were or will be made under the 2007 Plan. The awards outstanding under the 2007 Plan following our initial public offering continue to be governed by their existing terms.

Administration.  The compensation committee of our board of directors administers the 2007 Omnibus Stock Option and Award Plan. Our compensation committee has complete discretion to make all decisions relating to the plans.

Eligibility.  Employees of our company or its subsidiaries and non-employee members of our board of directors, as well as any other persons whose participation the compensation committee determine is in our best interest, subject to certain limitations, are eligible to participate in our 2007 Plan.

Types of Award.  Our 2007 Plan provide for the following types of award:

•	incentive and non-statutory stock options to purchase shares of our common stock;

•	restricted shares of our common stock;

•	stock awards; and

•	stock units.

Change in Control.  In the event we experience a change in control, awards outstanding under the 2007 Plan are to be assumed by our acquirer. The compensation committee has the authority to determine the effect of any such transaction on outstanding options or awards. For purposes of our 2007 Plan, a change in control includes a merger involving our company, or any other corporate reorganization to which our company is a part that involves the exchange, conversion, adjustment or other modification of outstanding shares of our common stock. The 2007 Plan provides for adjustment of awards in the event of a stock split, stock dividend and certain other corporate events.

Payment.  The exercise price for options and stock appreciation rights granted under the 2007 Plan may not be less than 100% of the fair market value of our common stock on the grant date. Optionees may pay the exercise price of options by using:

•	cash or cash equivalents;

•	shares of common stock that the optionee already owns;

•	a full recourse promissory note, under certain circumstances; or

•	an immediate sale of the option shares through a broker designated by us.

The 2007 Plan allowed us to grant shares and stock units in consideration of services rendered to us prior to the grant date of the award.

Special Considerations for Swedish Employees

Swedish tax law requires that Swedish plan participants purchase their stock options. Because such Swedish plan participants purchase their stock options pursuant to Swedish law, these participants keep these stock options or awards even if they leave our company. Pursuant to our non-qualified stock option award agreements with our Swedish employees, stock options and awards are subject to our right of repurchase upon a termination of service of the participant at a price equal to the fair market value on the date of termination of service. Upon a change in control, our right to repurchase award shares in the event of a termination of service terminates if the participant is still actively employed by us on the date of the change of control.

2010 Equity Incentive Plan

Our board of directors adopted our 2010 Equity Incentive Plan (the “2010 Plan”) during March 2010, and our stockholders approved the 2010 Plan during July 2010. The 2010 Plan took effect on the effective date of the registration statement for our initial public offering. As of September 30, 2010, no shares of common stock had been issued upon the exercise of options granted under the 2010 Plan, options to purchase 288,650 shares of common stock were outstanding at a weighted-average exercise price of $14.06 per share, restricted stock unit awards for an aggregate of 37,500 shares of common stock were outstanding and 2,973,850 shares remained available for future grant.

Shares Reserved.  We have reserved 3,300,000 shares of our common stock for issuance under the 2010 Equity Incentive Plan. The number of shares reserved for issuance under the plan will be increased automatically on January 1 of each year, starting with 2011, by a number equal to the smallest of:

•	3,300,000 shares;

•	3.75% of the shares of common stock outstanding at that time; or

•	the number of shares determined by our board of directors.

In general, to the extent that awards under the 2010 Plan are forfeited or lapse without the issuance of shares, if shares are applied to pay the purchase price or withholding amounts due in connection with awards or shares are otherwise not issued in connection with an award, then in each case the shares forfeited, withheld or otherwise not issued will again become available for awards. All share numbers described in this summary of the 2010 Plan are automatically adjusted in the event of a stock split, a stock dividend, or a reverse stock split.

Administration.  The compensation committee of our board of directors administers the 2010 Plan. The committee has the complete discretion to make all decisions relating to the plan and outstanding awards.

Eligibility.  Employees, members of our board of directors who are not employees, and consultants are eligible to participate in our 2010 Plan.

Types of Award.  Our 2010 Plan provides for the following types of award:

•	incentive and non-statutory stock options to purchase shares of our common stock;

•	stock appreciation rights;

•	restricted shares of our common stock; and

•	stock units.

Options and Stock Appreciation Rights.  The exercise price for options granted under the 2010 Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using, with the consent of the compensation committee in all cases except with respect to cash:

•	cash;

•	shares of common stock that the optionee already owns;

•	proceeds from an immediate sale of the option shares through a broker approved by us; or

•	other methods permitted by applicable law and approved by the compensation committee.

A participant who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights may not be less than 100% of the fair market value of our common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash or shares of common stock or a combination of both. Options and stock appreciation rights vest at the time or times determined by the compensation committee. In most cases, they will vest over a four-year period following the date of grant. Options and stock appreciation rights also expire at the time determined by the compensation committee although incentive stock options must expire no more than 10 years after they are granted. These awards generally expire earlier if the participant’s service terminates earlier. No participant may be granted under the 2010 Plan stock options covering more than 800,000 shares and stock appreciation rights covering 800,000 shares during any single fiscal year.

Restricted Shares and Stock Units.  Restricted shares and stock units may be awarded under the 2010 Plan in return for any lawful consideration, and participants who receive restricted shares or stock units generally are not required to pay for their awards in cash. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of performance-based milestones, or a combination of both, as determined by the compensation committee. No participant may be granted awards subject to performance vesting conditions under the 2010 Plan in excess of 200,000 restricted shares or 200,000 stock units during any single fiscal year. Settlement of vested stock units may be made in the form of cash, shares of common stock, or a combination of both.

Change in Control.  In the event we experience a change in control, outstanding awards granted under the 2010 Plan will be subject to the terms of the definitive transaction agreement, which will provide that the awards will be continued (if we survive the transaction), assumed or substituted for equivalent awards by our acquirer, or cancelled including with respect to vested shares in exchange for a cash payment equal to the difference between the fair market value of the underlying stock less any applicable exercise or purchase price. The compensation committee has the discretion to provide that an award granted under the 2010 Plan will vest on an accelerated basis if a change in control of our company occurs or if the participant is subject to an involuntary termination after the change in control, and has already so provided with respect to certain of our executive officers as described above in “Compensation Discussion and Analysis” and “Executive Compensation — Employment Agreements.”

A change in control includes:

•	a merger after which our own stockholders own less than 50% of the surviving corporation or its parent company;

•	a sale of all or substantially all of our assets;

•	a proxy contest that results in the replacement of more than one-half of our directors over a 24-month period; or

•	an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to our company, such as a holding company owned by our stockholders.

Performance Objectives.  The 2010 Plan includes provisions permitting us to grant awards that will qualify as “performance-based compensation” under applicable federal tax rules, thus enhancing our ability to deduct compensation amounts paid to certain of our executive officers. To ensure our ability to deduct compensation amounts related to restricted stock and stock unit awards granted to certain executive officers, these tax rules will require among other things that we grant such awards subject to vesting only upon pre-specified performance conditions. The performance conditions that might be used for this purpose under the 2010 Plan are: earnings (before or after taxes); earnings per share; earnings before interest, taxes, depreciation and amortization; total stockholder return; stockholders equity or return on equity or average stockholders’ equity; return on assets, investment or capital employed; operating income; gross margin; operating margin; net operating income (before or after taxes); return on operating revenue; specified levels or changes in sales or revenue; expense or cost reduction; working capital; economic value added; market share; cash flow; operating cash flow; cash flow per share; share price; debt reduction; customer satisfaction; contract awards or backlog; or, to the extent that an award is not intended to qualify as “performance-based compensation” under federal tax rules, other measures of performance as specified by the compensation committee.

Amendments or Termination.  Our board of directors may amend or terminate the 2010 Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law or exchange listing requirements. The 2010 Plan will continue in effect for 10 years, unless our board of directors decides to terminate the plan earlier or unless our board of directors and stockholders later approve an extension of this term.

CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers and the registration rights described elsewhere in this prospectus, the following is a description of each transaction since January 1, 2007 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

All of the transactions set forth below were approved by a majority of our board of directors, including a majority of the independent and disinterested members of our board of directors. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates are approved by the audit committee and a majority of the members of our board of directors, including a majority of the independent and disinterested members of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Investors’ Rights Agreement

In November 2004 we entered into an investors’ rights agreement with the purchasers of our outstanding preferred stock, including entities affiliated with Accel Europe, L.P. and Jerusalem Venture Partners IV, L.P. Erel Margalit, one of our directors, is the managing member of Jerusalem Venture Partners, and Bruce Golden, one of our directors, is a partner of the Accel Partners. See “Principal and Selling Stockholders” for additional information regarding the shares held by these entities. After completion of this offering, the holders of 26,487,345 shares of our common stock (including 253,605 shares of common stock issued upon net exercise of a warrant in November 2010) will be entitled to various rights with respect to the registration of their shares under the Securities Act of 1933 pursuant to the investors’ rights agreement. Certain stockholders who are a party to this agreement were entitled to certain financial information regarding us and to visit and inspect our properties and books of account which terminated upon the closing of our initial public offering. In addition, certain stockholders who are a party to this agreement are provided rights to demand registration of shares of common stock and to participate in a registration of our common stock that we may decide to do, from time to time. These registration rights will survive this offering and will terminate as to any holder at such time as such holder holds 1% or less of our company’s outstanding common stock and all of such holders’ securities (together with any affiliate of the holder with whom such holder must aggregate its sales) could be sold within a three month period without compliance with the registration requirements of the Securities Act of 1933 pursuant to Rule 144, but in any event no later than the five-year anniversary of our initial public offering. These demand registration rights, however, may not be exercised until January 2011. All of the shares subject to this agreement are held by affiliates of certain of our directors and by holders of 5% of our capital stock. In addition, Lars Björk, Alexander Ott, Paul Wahl, Måns Hultman and Sundet Investments AB are subject to the 180-day post-initial public offering lock-up provisions contained in the investors’ rights agreement. During June 2010, this investors’ rights agreement was amended to include a potential 18-day extension of the 180-day post-initial public offering lock-up provision commencing upon the occurrence of certain events. This is not a complete description of this investors’ rights agreement and is qualified by the full text of the investors’ rights agreement which have been filed as exhibits to the registration statement of which this prospectus is a part.

Voting Agreement

Prior to our initial public offering, the election of the members of our board of directors was governed by a voting agreement that we entered into with certain holders of our common stock and holders of our preferred stock and related provisions of our restated certificate of incorporation. The directorship of our board of directors designated by the holders of a majority of our previously outstanding Series AA preferred stock was filled by John

Gavin, Jr. The holders of a majority of our previously outstanding Series A preferred stock had designated Bruce Golden and Erel N. Margalit for election to our board of directors. The holders of a majority of our then outstanding common stock and preferred stock, voting together as a single class, had designated Lars Björk, Alexander Ott and Paul Wahl for election to our board of directors. Upon the closing of our initial public offering, this voting agreement terminated in its entirety and none of our stockholders have any special rights regarding the election or designation of members of our board of directors.

Other Transactions with our Executive Officers, Directors, Key Employees and Significant Stockholders.

Debt Facility with Stiftelsen Industrifonden.  In June 2008 we entered into a 60 million Swedish kronor (approximately $8.9 million as of September 30, 2010 based on an exchange rate of approximately 0.15) long-term note payable with Stiftelsen Industrifonden, one of our stockholders. This note had an interest rate of 10% per annum, and as of September 30, 2010, we have made $9.1 million in principal payments and $0.8 million in interest payments under this note. Under the terms of the agreement, quarterly payments of principal and interest were required until the agreement matured in March 2012. The note was secured by 65% of the outstanding shares of QlikTech International, AB, our Swedish subsidiary and operating company. On July 27, 2010, we paid in full the outstanding principal, accrued interest and a prepayment fee on the note using the proceeds from our initial public offering. As of the prepayment date, the note payable had an outstanding principal balance of 38.6 million Swedish kronor (approximately $5.3 million based on an assumed exchange rate of approximately 0.14 as of the prepayment date). In addition, the accrued interest and prepayment fee amounted to 0.5 million Swedish kronor (approximately $0.1 million based on the same exchange rate). In connection with the debt facility, we issued a warrant to Stiftelsen Industrifonden to purchase 214,200 shares of our common stock at an exercise price of $2.31 per share (which we anticipate will be exercised in full in connection with this offering).

Indemnification Agreements.  We have entered into indemnification agreements with each of our directors and executive officers. The form of agreement provides that we will indemnify each of our directors and executive officers against any and all expenses incurred by that director or executive officer because of his or her status as one of our directors or executive officers to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors and executive officers in connection with a legal proceeding in which they may be entitled to indemnification.

Stock Option Awards.  For information regarding stock options and stock awards granted to our named executive officers and directors, see “Management — Director Compensation” and “Executive Compensation.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table provides information concerning beneficial ownership of our common stock as of September 30, 2010, and as adjusted to reflect the completion of this offering, for:

•	each stockholder, or group of affiliated stockholders, known to us to beneficially own more than 5% of our outstanding common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our current executive officers and directors as a group; and

•	each selling stockholder

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. The table below is based upon information supplied by our officers, directors, principal stockholders and selling stockholders and Schedules 13Gs and 13Ds filed with the SEC through November 26, 2010.

The percentage ownership is based upon 77,218,996 shares of common stock outstanding as of September 30, 2010. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before November 29, 2010, which is 60 days after September 30, 2010. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. Beneficial ownership representing less than one percent is denoted with an “*”.

Except as otherwise noted below, the principal address of each of the stockholders below is c/o Qlik Technologies Inc., 150 N. Radnor Chester Road, Suite E220, Radnor, Pennsylvania 19087. Except as indicated below or as otherwise described in this prospectus, none of the selling stockholders holds any position or office or has had any other material relationship with us during the past three years.

							Shares Beneficially
						Number of Shares to	Owned After
	Shares Beneficially			Shares Beneficially		be Sold if	the Offering if
	Owned Prior to			Owned After		Underwriters’	Underwriter’s Option
	the Offering		Number of Shares	the Offering		Option is Exercised	is Exercised in Full
Name of Beneficial Owner	Shares	Percentage	Offered	Shares	Percentage	In Full	Shares	Percentage

5% Stockholders:
Accel Europe, L.P.(1)	16,887,594	21.9%	3,458,578	13,429,016	17.4%	767,848	12,661,168	16.4%
Jerusalem Venture Partners IV, L.P.(2)	16,102,519	20.9%	3,297,795	12,804,724	16.6%	732,152	12,072,572	15.6%
Stiftelsen Industrifonden(3)	6,400,787	8.3%	960,117	5,440,670	7.0%	—	5,440,670	7.0%
Måns Hultman(4)	4,497,275	5.8%	—	4,497,275	5.8%	—	4,497,275	5.8%
Directors and Named Executive Officers:
Erel N. Margalit(2)(5)	16,102,519	20.9%	3,297,795	12,804,724	16.6%	732,152	12,072,572	15.6%
Lars Björk(6)	2,209,558	2.8%	423,421	1,786,137	2.3%	—	1,786,137	2.3%
Alexander Ott(7)	1,083,602	1.4%	163,666	919,936	1.2%	—	919,936	1.2%
Anthony Deighton(8)	866,150	1.1%	160,860	705,290	*	—	705,290	*
Leslie Bonney(9)	878,672	1.1%	—	878,672	1.1%	—	878,672	1.1%
Paul Wahl(10)	510,000	*	—	510,000	*	—	510,000	*
William G. Sorenson(11)	397,125	*	138,825	258,300	*	—	258,300	*
Douglas Laird(12)	131,250	*	—	131,250	*	—	131,250	*

							Shares Beneficially
						Number of Shares to	Owned After
	Shares Beneficially			Shares Beneficially		be Sold if	the Offering if
	Owned Prior to			Owned After		Underwriters’	Underwriter’s Option
	the Offering		Number of Shares	the Offering		Option is Exercised	is Exercised in Full
Name of Beneficial Owner	Shares	Percentage	Offered	Shares	Percentage	In Full	Shares	Percentage

John Gavin, Jr.(13)	10,000	*	—	10,000	*	—	10,000	*
Bruce Golden(14)	—	*	—	—	*	—	—	*
John Burris(15)	—	*	—	—	*	—	—	*
All current directors and executive officers as a group (12 persons)(16)	23,023,476	28.6%	4,313,507	18,709,969	23.4%	732,152	17,977,817	22.4%
Other Selling Stockholders:
Staffan Gestrelius	2,300,000	3.0%	276,000	2,024,000	2.6%	—	2,024,000	2.6%
Claes Björk(17)	2,100,000	2.7%	315,000	1,785,000	2.3%	—	1,785,000	2.3%
Tor Peters	2,000,000	2.6%	300,000	1,700,000	2.2%	—	1,700,000	2.2%
Jonas Nachmanson(18)	834,600	1.1%	128,940	705,660	*	—	705,660	*
Harriet Gestrelius	800,000	1.0%	96,000	704,000	*	—	704,000	*
Håkan Wolgé(19)	629,625	*	100,000	529,625	*	—	529,625	*
Magnus Lindhe(20)	478,290	*	22,050	456,240	*	—	456,240	*
Tim Hansen	150,000	*	22,500	127,500	*	—	127,500	*
Henrik Beén(21)	115,111	*	15,000	100,111	*	—	100,111	*
Johan Averstedt(22)	104,927	*	15,739	89,188	*	—	89,188	*
Fredrik Ehno(23)	104,000	*	15,600	88,400	*	—	88,400	*
Johan Idh(24)	73,000	*	5,000	68,000	*	—	68,000	*
Pelle Rosell(25)	84,750	*	10,000	74,750	*	—	74,750	*
Roland Stålbrand(26)	69,000	*	10,350	58,650	*	—	58,650	*
Matthias Carnemark(27)	58,336	*	8,750	49,586	*	—	49,586	*
Daniel Persson(28)	56,000	*	8,000	48,000	*	—	48,000	*
Kristoffer Säll(29)	55,000	*	8,000	47,000	*	—	47,000	*
Kenneth Nörgaard Nielsen(30)	49,000	*	7,000	42,000	*	—	42,000	*
Wilhelm Suneson(31)	46,000	*	6,900	39,100	*	—	39,100	*
Sten Berg(32)	45,000	*	4,000	41,000	*	—	41,000	*
Niklas Lagesson(33)	33,500	*	3,000	30,500	*	—	30,500	*
Carolina Wikström(34)	32,000	*	4,800	27,200	*	—	27,200	*
Christer Berg(35)	28,390	*	4,259	24,131	*	—	24,131	*
Karin Berglund(36)	20,000	*	2,000	18,000	*	—	18,000	*
Malin Sjöberg(37)	17,000	*	2,550	14,450	*	—	14,450	*
Anna Hansson(38)	16,434	*	2,400	14,034	*	—	14,034	*
Maria Portnova Wernersson	15,000	*	2,000	13,000	*	—	13,000	*
Henrik Svensson	6,000	*	900	5,100	*	—	5,100	*

(1)	Includes 16,492,423 shares held by Accel Europe L.P. and 395,171 shares held by Accel Europe Investors 2004 L.P. (collectively, the “Accel Funds”). Accel Europe Associates L.L.C. is the general partner of Accel Europe Associates L.P., which is the general partner of Accel Europe L.P. and has the sole voting and investment power. Accel Europe Associates L.L.C. is the general partner of Accel Europe Investors 2004 L.P. and has the sole voting and investing power. Voting and investment power over the shares beneficially owned by Accel Europe Associates L.L.C. is shared by its managers, Kevin Comolli and James R. Swartz. The general partners and managers disclaim beneficial ownership of the shares owned by the Accel Funds except to the extent of their proportionate pecuniary interest therein. The address for Accel Europe L.P. and Accel Europe Investors 2004 L.P. is 428 University Avenue, Palo Alto, California 94301. Accel Europe L.P. is selling 3,377,647 shares of common stock and Accel Europe Investors 2004 L.P. is selling 80,931 shares of common stock in the offering. If the underwriters exercise their over-allotment option in full, Accel Europe L.P. will sell an additional 749,880 shares of common stock and Accel Europe Investors 2004 L.P. will sell an additional 17,968 shares of common stock.
(2)	Includes 14,827,461 shares held by Jerusalem Venture Partners IV, L.P., 126,561 shares held by Jerusalem Venture Partners IV-A, L.P., 132,815 shares held by Jerusalem Venture Partners Entrepreneurs Fund IV, L.P., 603,243 shares held by JVP IV Annex Fund, L.P. and 55,693 shares held by JVP IV Annex Entrepreneur Fund, L.P. and its affiliates (collectively, the “US JVP Funds”) and 356,746 shares held by Jerusalem Venture Partners IV (Israel), L.P. JVP Corp. IV is the general partner of JP Media V, L.P., which is the general partner of JVP IV Annex Fund L.P. and JVP IV Annex Entrepreneur Fund, L.P. JVP Corp. IV is the general partner of Jerusalem Partners IV, L.P., which is the general partner of Jerusalem Venture Partners IV, L.P., Jerusalem Venture Partners IV-A, L.P. and Jerusalem Venture Partners Entrepreneurs Fund IV, L.P. JVP Corp. IV is the general partner of Jerusalem Partners IV — Venture Capital, L.P., which is the general partner of Jerusalem Venture Partners IV (Israel), L.P. Voting and investment power over the shares beneficially owned by JVP Corp. IV. is controlled by Erel Margalit, its managing member. The general partners and managing members disclaim beneficial ownership of the shares owned by the JVP funds except to the extent of their proportionate pecuniary interest therein. The address for Jerusalem Venture Partners IV, L.P. is 156 Fifth Avenue, Suite 410, New York, NY 10010. Jerusalem Venture Partners IV, L.P. is selling 3,036,662 shares of common stock in the offering, Jerusalem Venture Partners IV-A, L.P. is selling 25,920 shares of common stock in the offering, Jerusalem Venture Partners Entrepreneurs Fund IV, L.P. is selling 27,201 shares of common stock in the offering, Jerusalem Venture Partners IV (Israel), L.P. is selling 73,062 shares of common stock in the offering, JVP IV Annex Fund, L.P. is selling 123,544 shares of common stock in the offering and JVP IV Annex Entrepreneur Fund, L.P. is selling 11,406 shares of common stock in the offering. If the underwriters exercise their over-allotment option in full, Jerusalem Venture Partners IV, L.P. will sell an additional 674,178 shares of common stock, Jerusalem Venture Partners IV-A, L.P. will sell an additional 5,754 shares of common stock, Jerusalem Venture Partners Entrepreneurs Fund IV, L.P. will sell an additional 6,039 shares of common stock, Jerusalem Venture Partners IV (Israel), L.P. will sell an additional 16,221 shares of common stock, JVP IV Annex Fund, L.P. will sell an additional 27,428 shares of common stock and JVP IV Annex Entrepreneur Fund, L.P. will sell an additional 2,532 shares of common stock.
(3)	Includes 214,200 shares issuable upon exercise of a warrant at an exercise price of $2.31 per share that is exercisable within 60 days of September 30, 2010. We anticipate this warrant will be exercised in full in connection with this offering. Stiftelsen Industrifonden is an investment foundation financed by the Swedish government without outside capital, and its board of directors is appointed by the Swedish government. Voting and investment power over the shares beneficially owned by Stiftelsen Industrifonden is controlled by this board of directors. The address for Stiftelsen Industrifonden is Attn: Lennart Gustafson, Box 1163, SE-111 91 Stockholm, Sweden. Stiftelsen Industrifonden was the holder of a long-term note payable issued by our company which was repaid in full in July 2010.
(4)	Includes 1,750,000 shares held by Sundet Investment AB. Mr. Hultman is a co-founder and co-owner of Sundet Investments. Voting and investment power over the shares beneficially owned by Sundet Investments is shared by Mr. Hultman and Mats Nilstoft. The address for Sundet Investments is Sundet Investment AB, Norra Vallgatan 54, Box 4107, SE-20312 Malmö, Sweden. Mr. Hultman was a director of our company from October 2004 until March 2010, chairman of our board of directors from November 2004 until December 2008 and the chief executive officer of our company from October 2004 until September 2007.
(5)	Excludes 7,500 restricted stock units that will not vest and settle within 60 days of September 30, 2010. Mr. Margalit is the managing member of JVP Corp. IV, and he disclaims beneficial ownership of any of the US JVP Funds’ shares or Jerusalem Venture Partners IV (Israel), L.P.’s shares except to the extent of his proportionate pecuniary interest therein.
(6)	Includes 920,358 shares issuable upon exercise of options exercisable within 60 days of September 30, 2010. Excludes 613,249 shares subject to options that are not exercisable within 60 days of September 30, 2010.
(7)	Excludes 7,500 restricted stock units that will not vest and settle within 60 days of September 30, 2010.
(8)	Includes 866,150 shares issuable upon exercise of options exercisable within 60 days of September 30, 2010. Excludes 206,250 shares subject to options that are not exercisable within 60 days of September 30, 2010. Mr. Deighton is selling 160,860 shares of our company’s common stock to be issued upon exercise of stock options in connection with this offering.
(9)	Includes 878,672 shares issuable upon exercise of options exercisable within 60 days of September 30, 2010. Excludes 263,210 shares subject to options that are not exercisable within 60 days of September 30, 2010.
(10)	Excludes 7,500 restricted stock units that will not vest and settle within 60 days of September 30, 2010.
(11)	Includes 297,125 shares issuable upon exercise of options exercisable within 60 days of September 30, 2010. Excludes 528,375 shares subject to options that are not exercisable within 60 days of September 30, 2010. Mr. Sorenson is selling 138,825 shares of our company’s common stock to be issued upon exercise of stock options in connection with this offering.
(12)	Includes 131,250 shares issuable upon exercise of options exercisable within 60 days of September 30, 2010. Excludes 218,750 shares subject to options that are not exercisable within 60 days of September 30, 2010.
(13)	Includes 5,000 shares issuable upon exercise of options exercisable within 60 days of September 30, 2010. Excludes 15,000 shares subject to options that are not exercisable and 7,500 restricted stock units that will not vest within and settle within 60 days of September 30, 2010.
(14)	Excludes 7,500 restricted stock units that will not vest and settle within 60 days of September 30, 2010. Mr. Golden is a partner of Accel Partners, and he disclaims beneficial ownership of any of the Accel Funds’ shares except to the extent of his proportionate pecuniary interest therein. See footnote (1) of this table for further details of ownership by Accel Funds.
(15)	Mr. Burris was appointed to our board of directors effective October 12, 2010. In connection with his appointment, Mr. Burris was granted a restricted stock unit award for 3,320 shares which will not vest and settle within 60 days of September 30, 2010.
(16)	Includes 3,173,555 shares issuable upon exercise of options exercisable within 60 days of September 30, 2010. Excludes 1,869,834 shares subject to options that are not exercisable within 60 days of September 30, 2010 and 37,500 restricted stock units that will not vest and settle within 60 days of September 30, 2010.
(17)	Includes 370,000 shares held by Björk 2007 Grantor Retained Annuity Trust. Voting and investment power over the shares beneficially owned by Björk 2007 Grantor Retained Annuity Trust is held by Mr. Claes Björk. Mr. Björk is a former director of our company.
(18)	Includes 75,000 shares issuable upon exercise of options exercisable within 60 days of September 30, 2010. Excludes 25,000 shares subject to options that are not exercisable within 60 days of September 30, 2010. Mr. Nachmanson is an officer of our company.
(19)	Includes 470,625 shares issuable upon exercise of options exercisable within 60 days of September 30, 2010. Excludes 69,375 shares subject to options that are not exercisable within 60 days of September 30, 2010.
(20)	Includes 331,290 shares issuable upon exercise of options exercisable within 60 days of September 30, 2010. Excludes 54,912 shares subject to options that are not exercisable within 60 days of September 30, 2010. Mr. Lindhe is an employee of our company.

(21)	Includes 18,438 shares issuable upon exercise of options exercisable within 60 days of September 30, 2010. Excludes 6,562 shares subject to options that are not exercisable within 60 days of September 30, 2010. Mr. Beén is an employee of our company.
(22)	Mr. Averstedt is an employee of our company.
(23)	Mr. Enho is an employee of our company.
(24)	Mr. Idh is an employee of our company.

(25)	Includes 13,750 shares issuable upon exercise of options exercisable within 60 days of September 30, 2010. Excludes 6,250 shares subject to options that are not exercisable within 60 days of September 30, 2010. Mr. Rosell is an employee of our company.

(26)	Mr. Stålbrand is an employee of our company.
(27)	Mr. Carnemark is an employee of our company.
(28)	Mr. Persson is an employee of our company.

(29)	Mr. Säll is an employee of our company.

(30)	Mr. Nielsen is an employee of our company.

(31)	Mr. Suneson is an employee of our company.
(32)	Mr. Berg is an employee of our company.
(33)	Mr. Lagesson is an employee of our company.
(34)	Ms. Wikström is an employee of our company.
(35)	Mr. Berg is a former employee of our company.
(36)	Ms. Berglund is an employee of our company.
(37)	Mr. Sjöberg is an employee of our company.
(38)	Ms. Hansson is an employee of our company.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. The following summary of our capital stock and certain provisions of our restated certificate of incorporation and bylaws does not purport to be complete and is qualified in its entirety by the provisions of our restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Outstanding Shares.  At September 30, 2010, we had outstanding 77,218,996 shares of common stock and we had approximately 362 record holders of our common stock.

As of September 30, 2010, there were 12,735,236 shares of common stock subject to outstanding options and 37,500 restricted stock units outstanding.

Voting Rights.  Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends.  Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. At present, we have no plans to issue dividends. See the section titled “Dividend Policy”.

Liquidation.  In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Other Rights and Preferences.  Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable.  All of our outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

As of September 30, 2010, we had no shares of our preferred stock outstanding.

Our board of directors is authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Warrants

At September 30, 2010, we had outstanding a warrant to purchase 93,981 shares of our common stock at an exercise price of $1.65 per share (which warrant was subsequently exercised in full in November 2010), a warrant to purchase 260,082 shares of our common stock at an exercise price of approximately $0.63 (which warrant was subsequently exercised in November 2010 on a net exercise basis for 253,605 shares of common stock) and a warrant to purchase 214,200 shares of our common stock at an exercise price of $2.31 per share (which we anticipate will be exercised in full by a selling stockholder in connection with this offering).

Registration Rights

After the completion of this offering, holders of 26,487,345 shares of our common stock (including 253,605 shares of common stock issued upon net exercise of a warrant in November 2010) will be entitled to rights with respect to the registration of those shares under the Securities Act. Under the terms of the investors’ rights agreement between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. The holders of these registrable securities are also entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our commercially reasonable efforts to effect this registration. Further, the holders of these registrable securities may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within six months following the initial offering of our securities, including this offering. This is not a complete description of this registration rights agreement and is qualified by the full text of the investors’ rights agreement which has been filed as an exhibit to the registration statement of which this prospectus is a part.

Anti-Takeover Effects of Our Certificate of Incorporation, Bylaws and Delaware Law

Some provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws could make the following transactions more difficult:

•	acquisition of our company by means of a tender offer, a proxy contest or otherwise; and

•	removal of our incumbent officers and directors.

These provisions of our restated certificate of incorporation and amended and restated bylaws, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to negotiate first with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Election and Removal of Directors.  Our restated certificate of incorporation and our amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. Under our restated certificate of incorporation and amended and restated bylaws, our board of directors are classified into three classes of directors and directors are elected by a plurality of the votes cast in each election. Only one class will stand for election at each annual meeting, and directors will be elected to serve three-year terms. In addition, our restated certificate of incorporation and amended and restated bylaws provide that vacancies and newly created directorships on the board of directors may be filled only by a majority vote of the directors then serving on the board of directors (except as otherwise required by law or by resolution of the board). Under our restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause.

Special Stockholder Meetings.  Under our restated certificate of incorporation and amended and restated bylaws, only the chairman of the board, our chief executive officer and our board of directors may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Delaware Anti-Takeover Law.  We are subject to Section 203 of the Delaware General Corporation Law which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Elimination of Stockholder Action by Written Consent.  Our restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

No Cumulative Voting.  Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Undesignated Preferred Stock.  The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Amendment of Charter Provisions.  The amendment of most of the above provisions in our restated certificate of incorporation and our amended and restated bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

These and other provisions could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company. Its telephone number is 1-800-937-5449.

Nasdaq Global Market Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “QLIK”.

SHARES ELIGIBLE FOR FUTURE SALE

We make no prediction as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that these sales could occur, could adversely affect the market price of common stock and could impair our future ability to raise capital through the sale of equity securities.

Upon completion of this offering, we will have outstanding an aggregate of 77,218,996 shares of common stock, assuming no exercise of options or warrants to purchase common stock that were outstanding as of September 30, 2010. The shares of common stock being sold in this offering will be, and the 12,880,000 shares of our common stock sold in our initial public offering are, freely tradable without restriction or further registration under the Securities Act, other than the portion of such shares sold pursuant to a directed share program for our initial public offering. The remaining shares of common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701, promulgated under the Securities Act, which rules are summarized below.

Lock-Up Agreements

We and all of our directors, our executive officers and certain of our stockholders in the aggregate owning approximately 89% of the outstanding shares of our common stock and stock options prior to our initial public offering have agreed with the underwriters of our initial public offering that for a period of 180 days following the date of our initial public offering we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. Furthermore, we and all of our directors, our executive officers and the selling stockholders have agreed with the underwriters of this offering not to offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock for a period of 70 days following the date of this prospectus, subject to specified exceptions. Morgan Stanley & Co. Incorporated may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreements.

The 180-day restricted period and the 70-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day or 70-day, as applicable, restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

•	prior to the expiration of the 180-day or 70-day, as applicable, restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day or 70-day, as applicable, period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

These agreements are subject to certain exceptions, as set forth in the section entitled “Underwriters.”

In addition, substantially all holders of our common stock and options to purchase our common stock prior to our initial public offering have previously entered into agreements with us not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock, subject to certain exceptions, for a period through the date 180 days after the date of our initial public offering. Moreover, certain holders of our common stock and all holders of options to purchase our common stock have previously entered into agreements with us not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock, subject to certain exceptions, for a period through the date 70 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144 subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which immediately after this offering will equal approximately 772,190 shares; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Registration Rights

After the completion of this offering, holders of 26,487,345 shares of our common stock (including 253,605 shares of common stock issued upon net exercise of a warrant in November 2010) will be entitled to various rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sales in the public market upon the expiration or release from the terms of the lock-up agreements. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Equity Incentive Plans

We have filed a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our stock option plans. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, and subject to vesting of such shares.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX
CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders who are beneficial owners of our common stock acquired pursuant to this offering and who hold our common stock as a capital asset (generally, an asset held for investment purposes), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. Except to the limited extent below, this summary does not address tax considerations arising under estate or gift tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or have owned, actually or constructively, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership (including any other entity classified as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, this summary does not address tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any beneficial owner of our common stock, other than:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation, created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has in effect a valid election to be treated as a United States person.

•	An individual who is present in the United States for 183 days or more in the taxable year of disposition or is otherwise a resident of the United States for federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding United States federal income tax consequences of the ownership of our common stock.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-United States holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

Dividends received by you that are effectively connected with your conduct of a United States trade or business are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an applicable IRS form W-8 (generally Form W-8ECI) properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, that portion of your earnings and profits that is effectively connected with your conduct of a United States trade or business, subject to certain adjustments, may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a United States trade or business (and, if an income tax treaty so requires, the gain is attributable to a permanent United States establishment maintained by you); or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a United States real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period that is specified in the Internal Revenue Code.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by United States source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock that is held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding (currently at a rate of 28%) unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

Backup withholding is not an additional tax; rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

Recent legislation generally imposes a withholding tax of 30% on payments to certain foreign entities, after December 31, 2012, of dividends on and the gross proceeds of dispositions of United States common stock, unless various United States information reporting and due diligence requirements that are different from, and in addition to, the beneficial owner certification requirements described above have been satisfied. Non-U.S. holders should consult their tax advisers regarding the possible implications of this legislation on their investment in our common stock.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are serving as the representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Jefferies & Company, Inc.
Stifel, Nicolaus & Company, Incorporated

Total	10,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives, including in connection with sales of unsold allotments of common stock or subsequent sales of common stock purchased by the representatives in stabilizing and related transactions.

Certain of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,500,000 additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions the selling stockholders are to pay the underwriters in connection with this offering, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 1,500,000 additional shares of our common stock.

Paid by Selling Stockholders
	No	Full
	Exercise	Exercise

Public offering price	$	$
Underwriting discounts and commissions to be paid by selling stockholders	$	$
Proceeds, before expenses, to selling stockholders	$	$

The estimated offering expenses payable by us, are approximately $1.0 million, which includes legal, accounting and printing costs and various other fees associated with the registration of the common stock to be sold pursuant to this prospectus.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock is listed on the Nasdaq Global Market under the symbol “QLIK”.

We, the selling stockholders and all of our directors and officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 70 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (other than a registration statement on Form S-8);

whether any such transaction described in the first two bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters, it will not, during the period ending 70 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus;

•	the grant of options or the issuance of shares of common stock by us to our employees, officers, directors or consultants pursuant to equity incentive plans described in “Executive Compensation — Equity Benefit Plans,” provided that any recipient agrees to the restrictions described in the immediately preceding paragraph;

•	the establishment of a trading plan by certain persons pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, provided that no transfers occur under such plan during the 70-day restricted period and that the establishment of such plan will not result in any public filing or other public announcement of such plan by us or such persons during the 70-day restricted period;

•	the issuance by us of shares of common stock not to exceed 5% of the total shares of common stock outstanding immediately following the closing of this offering in connection with any strategic transaction, equipment loan or leasing arrangement, real property leasing arrangement or debt financing from a bank or similar financial institute, provided that any recipient agrees to the restrictions described in the immediately preceding paragraph;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions;

•	receipt by the stockholder of shares of common stock upon the exercise of an option or warrant or in connection with the vesting of restricted stock or restricted stock units, or the disposition of shares of common stock to us in a transaction exempt from Section 16(b) of the Securities Exchange Act of 1934, as amended, solely in connection with the payment of taxes due;

•	the exercise of options to acquire shares of common stock or the conversion of any security convertible into common stock, provided that any shares of common stock received upon such exercise or conversion shall be subject to the restrictions described in the immediately preceding paragraph;

•	transfers of shares of common stock or any security convertible into common stock as a bona fide gift;

•	distributions of shares of common stock or any security convertible into common stock to partners, members or stockholders of the stockholder; or

•	transfers of shares of common stock or any security convertible into common stock to immediate relatives of the stockholder, to a trust of which the stockholder or his or her immediate relatives are the only beneficiaries, to a corporation or other entity of which the stockholder or his or her immediate relatives are at all times the direct or indirect legal and beneficial owners, or to a partnership, the partners of which are exclusively the stockholder or his or her immediate relatives;

provided that in the case of the transactions described in the last three bullet points above, each donee, distributee or transferee agrees to be subject to the restrictions described in the immediately preceding paragraph and in the case of the transactions described in the last five bullet points above, no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, is required or voluntarily made in connection with these transactions during the 70-day restricted period.

The 70-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 70-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 70-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 70-day period;

in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

In connection with this offering, the underwriters may engage in passive market making transactions in the common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the common stock. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

From time to time, certain of the underwriters and/or their respective affiliates may provide investment banking services to us. In addition, affiliates of Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. are our customers and the contracts governing such relationships were entered into at arm’s length and on customary terms.

The underwriters, on the one hand, and we and the selling stockholders, on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each Manager has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the common stock being offered will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Waltham, Massachusetts. The underwriters are represented by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Qlik Technologies Inc. at December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009 appearing in this prospectus and the related registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.qlikview.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

QLIK TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS
Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Qlik Technologies Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Qlik Technologies Inc. and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qlik Technologies Inc. and subsidiaries as of December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Philadelphia, Pennsylvania
April 1, 2010

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

			Pro Forma
	December 31,		December 31,
	2008	2009	2009
			(unaudited)
	(in thousands, except for share and per share data)

Assets
Current assets:
Cash and cash equivalents	$14,800	$24,852	$24,852
Accounts receivable, net of allowance for doubtful accounts of $868 and $1,171, respectively	41,110	63,729	63,729
Prepaid expenses and other current assets	3,539	3,970	3,878
Deferred income taxes	312	810	810

Total current assets	59,761	93,361	93,269
Property and equipment, net	2,028	3,244	3,244
Intangible assets, net	562	417	417
Goodwill	1,268	1,308	1,308
Deferred income taxes	3,056	4,207	4,207
Deposits and other noncurrent assets	343	430	430

Total assets	$67,018	$102,967	$102,875

Liabilities, convertible preferred stock, and stockholders’ equity (deficit)
Current liabilities:
Current portion of long-term debt	$1,900	$3,022	$3,022
Line of credit	—	242	242
Income taxes payable	499	3,203	3,203
Accounts payable	4,496	5,232	5,232
Deferred revenues	22,143	35,575	35,575
Accrued payroll and other related costs	12,012	18,818	18,818
Accrued expenses	6,556	10,015	10,015
Stock warrant liability	—	2,425	2,425

Total current liabilities	47,606	78,532	78,532
Long-term liabilities:
Long-term debt	6,178	3,777	3,777
Deferred taxes	766	326	326
Other long-term liabilities	3,251	3,322	3,322
Stock warrant liability	2,684	2,212	—

Total liabilities	60,485	88,169	85,957
Commitments and contingencies
Convertible preferred stock:
Series A convertible preferred stock, $0.0001 par value, 20,320,561 shares authorized; 19,846,279 issued and outstanding (liquidation preference of $12,499 at December 31, 2009)	12,082	12,082	—
Series AA convertible preferred stock, $0.0001 par value, 26,875,145 shares authorized, issued and outstanding (liquidation preference of $16,926 at December 31, 2009)	11,819	11,819	—

Total convertible preferred stock	23,901	23,901	—
Stockholders’ equity (deficit):
Series A common stock, $0.0001 par value, 78,068,237 shares authorized; 16,629,146 and 15,978,930 issued and outstanding at December 31, 2009 and 2008, respectively	2	2	—
Common stock, $0.0001 par value, 63,350,570 shares issued and outstanding at December 31, 2009, pro forma	—	—	6
Additional paid-in capital	4,014	5,743	31,760
Accumulated deficit	(20,244)	(13,383)	(13,383)
Accumulated other comprehensive loss	(1,140)	(1,465)	(1,465)

Total stockholders’ equity (deficit)	(17,368)	(9,103)	16,918

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$67,018	$102,967	$102,875

See notes to consolidated financial statements

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2007	2008	2009
	(in thousands, except for share
	and per share data)

Revenue:
License revenue	$51,482	$74,446	$99,864
Maintenance revenue	17,747	29,401	41,390
Professional services revenue	11,357	14,417	16,105

Total revenue	80,586	118,264	157,359
Cost of revenue:
License revenue	2,949	3,071	3,663
Maintenance revenue	580	1,365	1,635
Professional services revenue	8,177	9,562	11,802

Total cost of revenue	11,706	13,998	17,100
Gross profit	68,880	104,266	140,259
Operating expenses:
Sales and marketing	48,249	74,267	93,349
Research and development	5,419	8,258	8,735
General and administrative	15,154	20,190	25,009

Total operating expenses	68,822	102,715	127,093

Income from operations	58	1,551	13,166
Other income (expense):
Interest expense	(269)	(653)	(976)
Interest income	72	292	35
Change in fair value of warrants	(451)	(463)	(1,953)
Foreign exchange gain (loss)	195	4,230	(1,635)
Other income (expense), net	(10)	(102)	—

Total other income (expense)	(463)	3,304	(4,529)

Income (loss) before income taxes	(405)	4,855	8,637
Benefit (provision) for income taxes	40	(1,860)	(1,776)

Net income (loss)	$(365)	$2,995	$6,861

Net income (loss) per common share:
Basic	$(0.03)	$0.01	$0.07
Diluted	$(0.03)	$0.01	$0.06
Weighted average number of common shares:
Basic	13,526,926	14,552,999	16,267,186
Diluted	13,526,926	16,523,443	20,778,448
Unaudited pro forma net income per common share:
Basic			$0.13

Diluted			$0.12

Unaudited pro forma weighted average number of common shares:
Basic			62,988,610

Diluted			67,759,800

See notes to consolidated financial statements

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands, except for share data)

	Convertible Preferred Stock				Stockholders’ Equity (Deficit)
									Accumulated
									Other
							Additional		Comprehensive
	Series A Preferred		Series AA Preferred		Series A Common		Paid-in	Accumulated	Income
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Loss)	Total
Balance at January 1, 2007	19,846,279	$12,082	26,875,145	$11,819	13,504,483	$1	$1,107	$(22,874)	$505	(21,261)
Exercise of stock options	—	—	—	—	91,051	—	57	—	—	57
Stock-based compensation	—	—	—	—	—	—	190	—	—	190
Payments for stock options	—	—	—	—	—	—	293	—	—	293
Net loss	—	—	—	—	—	—	—	(365)	—	(365)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	209	209

Comprehensive loss	—	—	—	—	—	—	—	—	—	(156)

Balance at December 31, 2007	19,846,279	12,082	26,875,145	11,819	13,595,534	1	1,647	(23,239)	714	(20,877)

Exercise of stock options	—	—	—	—	2,383,396	1	1,553	—	—	1,554
Stock-based compensation	—	—	—	—	—	—	731	—	—	731
Payments for stock options	—	—	—	—	—	—	83	—	—	83
Net income	—	—	—	—	—	—	—	2,995	—	2,995
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,854)	(1,854)

Comprehensive income	—	—	—	—	—	—	—	—	—	1,141

Balance at December 31, 2008	19,846,279	12,082	26,875,145	11,819	15,978,930	2	4,014	(20,244)	(1,140)	(17,368)
Exercise of stock options	—	—	—	—	650,216	—	513	—	—	513
Stock-based compensation	—	—	—	—	—	—	1,479	—	—	1,479
Excess tax benefit from stock-based compensation	—	—	—	—	—	—	53	—	—	53
Payments for stock options	—	—	—	—	—	—	123	—	—	123
Repurchase of stock options	—	—	—	—	—	—	(439)	—	—	(439)
Net income	—	—	—	—	—	—	—	6,861	—	6,861
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(325)	(325)

Comprehensive income	—	—	—	—	—	—	—	—	—	6,536

Balance at December 31, 2009	19,846,279	$12,082	26,875,145	$11,819	16,629,146	$2	$5,743	$(13,383)	$(1,465)	$(9,103)

See notes to consolidated financial statements

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2007	2008	2009
	(in thousands)

Cash flows from operating activities
Net income (loss)	$(365)	$2,995	$6,861
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Non-cash interest expense, including amortization of debt discount	24	498	60
Depreciation and amortization	430	793	1,108
Stock based compensation expense	190	731	1,479
Deferred income taxes	(317)	866	(1,998)
Excess tax benefit from stock-based compensation	—	—	(53)
Provision for bad debts	233	826	837
Change in fair value of warrants	451	463	1,953
Unrealized foreign currency loss (gain), net	34	(2,298)	(201)
Changes in assets and liabilities:
Accounts receivable	(12,694)	(13,118)	(20,692)
Prepaid expenses and other assets	(1,210)	(1,970)	(101)
Other noncurrent assets	(47)	(102)	(75)
Accounts payable	1,610	1,275	298
Deferred revenues	6,709	7,445	12,007
Accrued expenses and other liabilities	7,808	4,227	11,553

Net cash provided by operating activities	2,856	2,631	13,036
Cash flows from investing activities
Acquisitions, net of cash acquired	(283)	(442)	—
Purchase of property and equipment	(739)	(1,716)	(2,128)

Net cash used in investing activities	(1,022)	(2,158)	(2,128)
Cash flows from financing activities
(Payments) borrowings on line of credit, net	2,962	(3,691)	229
Payments on long-term debt	(832)	(1,020)	(2,270)
Borrowings of long-term debt	—	10,000	—
Excess tax benefit from stock-based compensation	—	—	53
Proceeds from issuance of stock options	293	83	123
Repurchase of stock options	—	—	(439)
Proceeds from exercise of common stock options	57	1,554	513

Net cash provided by (used in) financing activities	2,480	6,926	(1,791)
Effect of exchange rates on cash	499	(1,813)	935

Net increase in cash and cash equivalents	4,813	5,586	10,052
Cash and cash equivalents at beginning of year	4,401	9,214	14,800

Cash and cash equivalents at end of year	$9,214	$14,800	$24,852

Supplemental cash flow information
Cash paid for interest	$251	$148	$977
Cash paid for income taxes	$160	$670	$822
Non-cash investing activities:
Warrants issued for acquisition of business	$—	$1,492	$—

See notes to consolidated financial statements

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business

QlikTech International AB (“QlikTech Sweden”) was founded in Sweden in 1993. From 1993 until 1999, QlikTech Sweden’s activities were focused on software research and development that resulted in the core technology for “QlikView”, software for business intelligence and data analysis. From 1999 until 2004, QlikTech Sweden focused on the commercialization of this technology primarily in the Nordic market and limited regions of Europe. In 2004, Qlik Technologies Inc. (the “Company”) was incorporated in Delaware, acquired all of the outstanding securities of QlikTech Sweden and began to broaden these marketing and sales activities in the United States and to continue this expansion in Europe. Through its wholly owned subsidiaries, the Company sells software solutions that deliver fast, powerful and affordable data analysis and reporting solutions. QlikView is built upon techniques which offer greater flexibility for the user than traditional analysis software.

2.	Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Unaudited Pro Forma Balance Sheet Presentation

The unaudited pro forma balance sheet as of December 31, 2009, reflects the renaming of 16,629,146 outstanding shares of Series A common stock as 16,629,146 outstanding shares of common stock and the conversion of 19,846,279 shares of Series A preferred stock and 26,875,145 shares of Series AA preferred stock into 46,721,424 shares of common stock as though the completion of the initial public offering (“IPO”) contemplated by the filing of the Company’s prospectus had occurred on December 31, 2009. The shares of common stock issued in the IPO and any related estimated net proceeds are excluded from such pro forma information. In addition, the Company has outstanding warrants to purchase 474,282 shares of Series A preferred stock, which will automatically convert into warrants to purchase 474,282 shares of common stock. The liability related to these warrants has been reclassified to additional paid in capital as these warrants will no longer be exercisable for preferred shares which are considered contingently redeemable.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to the accounts receivable allowance, useful lives of long-lived assets, the recoverability of goodwill and other intangible assets, the value of common stock and assumptions used for the purpose of determining stock-based compensation, the value of common and preferred stock warrants, and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying value of assets and liabilities as well as reported revenue and expenses during the periods presented.

Foreign Currency Translation

The financial statements of the Company’s foreign operations are measured using the local currency as the functional currency. The local currency assets and liabilities are translated at the rate of exchange to the U.S. dollar on the balance sheet date and the local currency revenues and expenses are translated at average rates of exchange to

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the U.S. dollar during the reporting periods. Foreign currency transaction gains (losses) have been reflected as a component of the Company’s results from operations and foreign currency translation gains (losses) have been included as a component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included as a component of other income (expense).

Cash and Cash Equivalents

The Company considers all highly liquid investments having an original maturity of three months or less when purchased to be cash equivalents. The Company maintains deposits with financial institutions, the balances of which from time to time exceed the federally insured amount.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, other current assets and accounts payable approximate fair value, due to their short-term nature. The carrying value of the warrant liability is the estimated fair value of the liability (See Note 5).

Accounts Receivable

The Company makes estimates regarding the collectability of accounts receivable. When the Company evaluates the adequacy of its allowance for doubtful accounts, it considers multiple factors, including historical write-off experience, the need for specific customer reserves, the aging of receivables, customer creditworthiness and changes in customer payment cycles. Historically, the allowance for doubtful accounts has been adequate based on actual results. If any of the factors used to calculate the allowance for doubtful accounts change or if the allowance does not reflect the Company’s future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed, and future results of operations could be materially affected.

The following table summarizes the changes in the Company’s allowance for doubtful accounts for the period indicated (dollars in thousands):

	Year Ended
	December 31,
	2007	2008	2009

Balance at the beginning of the period	$108	$285	$868
Amounts to expense	$233	$826	$837
Accounts written off	$(56)	$(243)	$(534)

Balance at the end of the period	$285	$868	$1,171

Concentration of Credit Risk

The Company’s principal financial instruments subject to potential concentration of credit risk are cash and cash equivalents and accounts receivable, which are unsecured. The Company’s cash and cash equivalents are maintained at various financial institutions across different geographies. Deposits held with banks may at times exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, management believes they bear minimal risk. Concentration of credit risk with respect to trade accounts receivables is generally limited by a large customer base and its geographic dispersion. The Company has a wide customer base consisting of Fortune 500 corporations, universities, large international companies and other smaller businesses. As of and for the years ended December 31, 2007, 2008 or 2009, there were no significant concentrations with respect to the Company’s consolidated revenue or accounts receivable.

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets. The depreciation of assets under capital leases is included with depreciation on Company-owned assets.

Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the costs and accumulated depreciation are removed from the accounts. Any resulting gain or loss is recognized currently.

Long-Lived Assets

The Company considers whether indicators of impairment of long-lived assets, including identified intangible assets, held for use are present. If such indicators are present, the Company determines whether the sum of the estimated undiscounted future cash flows attributable to such assets is less than their carrying amount, and if so, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value.

Goodwill and Other Intangible Assets

The Company amortizes intangible assets over their estimated useful lives unless the lives are determined to be indefinite. Goodwill is the excess of the purchase price paid over the fair value of the net assets of businesses acquired. Goodwill is not amortized but is subject to tests for impairment at least annually on October 1st of each year or whenever events or changes in circumstances indicate an impairment may have occurred, by comparing the fair value of the recorded assets to their carrying amount. If the carrying amount of the goodwill exceeds its fair value, an impairment loss is recognized. The annual evaluation of goodwill requires the use of estimates about future operating results of its reporting unit in order to determine their estimated fair value.

Revenue Recognition

The Company derives its revenues from three sources: (i) license revenues; (ii) maintenance revenues; and (iii) professional services. The majority of license revenue is from the sale of perpetual licenses to customers or resellers. Maintenance, which generally has a contractual term of 12 months, includes telephone and web-based support, software updates and rights to software upgrades on a when-and-if-available basis. Professional services include training, implementation, consulting and expert services.

For each arrangement, we recognize revenue when: (a) persuasive evidence of an arrangement exists (e.g., a signed contract or purchase order); (b) delivery of the product has occurred and there are no remaining obligations or substantive customer acceptance provisions; (c) the fee is fixed or determinable; and (d) collection of the fee is deemed reasonably assured. Delivery is considered to have occurred upon electronic transfer of the license key that provides immediate availability of the product to the purchaser.

As substantially all of the Company’s software licenses are sold in multiple-element arrangements that include either maintenance or both maintenance and professional services, the Company uses the residual method to determine the amount of license revenue to be recognized. Under the residual method, consideration is allocated to undelivered elements based upon vendor-specific objective evidence (“VSOE”) of the fair value of those elements, with the residual of the arrangement fee allocated to and recognized as license revenue. The Company has established VSOE of the fair value of maintenance through independent maintenance renewals, which demonstrate a consistent relationship of maintenance pricing as a percentage of the contractual license fee. Maintenance revenue is deferred and recognized ratably over the contractual period of the maintenance arrangement, which is generally 12 months. Arrangements that include other professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. The Company has determined that these services are not considered essential and the amounts allocated to the services are recognized as revenue when the

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

services are performed. The VSOE of fair value of the Company’s professional services is based on the price for these same services when they are sold separately. Revenue for services that are sold either on a stand-alone basis or included in multiple-element arrangements is recognized as the services are performed.

For sales through resellers, the Company recognizes revenue upon the shipment of the product only if those resellers provide the Company, at the time of placing their order, with the identity of the end-user customer to whom the product has been sold. The Company’s resellers do not carry inventory of its software. Sales through resellers are evidenced by a reseller agreement, together with purchase orders on a transaction-by-transaction basis.

The Company also sells software licenses to original equipment manufacturers (“OEMs”) who integrate the Company’s product for distribution with their applications. The OEM’s end-user customer is licensed to use the Company’s products solely in conjunction with the OEM’s application. In OEM arrangements, key delivery is required as the basis for revenue recognition. However, depending upon the OEM partner’s business model the Company recognize revenues either up-front or over time in subscription or royalty based models.

The Company offers a standard 30-day money back guarantee on license sales to its customers. The Company considers its history of sales returns in determining the amount of sales return allowance to be recorded. To date, sales returns have not been material in any period presented.

The Company records taxes collected on revenue-producing activities on a net basis.

Deferred Revenue

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from the Company’s maintenance agreements described above and is recognized as the revenue recognition criteria are met. The Company generally invoices its customers in annual installments. Accordingly, the deferred revenue balance does not represent the total contract value of annual maintenance agreements.

Cost of License and Maintenance Revenue

Cost of license revenue is primarily comprised of distribution costs for initial product licenses and referral fees paid to third parties in connection with software license sales.

Cost of maintenance revenue is primarily comprised of the costs associated with the customer support and research and development personnel that provide maintenance and support services to the Company’s customers.

Product Warranties

Substantially all of the Company’s software products are covered by a standard 90 day warranty. In the event of a failure of software covered by this warranty, the Company must repair or replace the software or, if those remedies are insufficient, provide a refund. To date, the Company has not been required to record any reserve or revise any of the Company’s assumptions or estimates used in determining its warranty allowance. If the historical data the Company uses to calculate the adequacy of the warranty allowance is not indicative of future requirements, a warranty reserve may be required.

Commissions

The Company records commission expense for orders that include products in the same period in which the product revenue is recognized. Commission expense is recorded for arrangements that consist solely of service in the period in which the non-cancelable order for the services is received.

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Research and Development

Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized to the extent that the capitalizable costs do not exceed the realizable value of such costs, until the product is available for general release to customers. Based on the Company’s product development process, technological feasibility is established upon the completion of a working model of the software product that has been tested to be consistent with the product design specifications and that is free of any uncertainties related to high-risk development issues. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such costs to research and development expense in the accompanying statements of operations.

Advertising

Advertising costs are charged to operations as incurred and include direct marketing, events, public relations, sales collateral materials and partner programs. Advertising expense was approximately $7.5 million, $11.9 million and $15.1 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed or utilized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company uses a more-likely-than-not recognition threshold based on the technical merits of tax positions taken. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of the tax benefits, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement in the financial statements. The Company recognizes interest and penalties related to income tax matters in benefit (provision) for income tax.

Stock-Based Compensation

The Company recognizes the cost of employee services received in exchange for stock option awards, based on the fair value of those awards at the date of grant over the requisite service period. The Company uses the Black-Scholes-Merton (“Black-Scholes”) option pricing model to determine the fair value of stock-option awards. Stock-based compensation plans, related expenses and assumptions used in the Black-Scholes option pricing model are more fully described in Note 13. The estimated fair value of stock options on the date of grant is amortized on a straight-line basis over the requisite service period. Stock-based compensation expense is recorded within cost of revenue and selling, general and administrative expenses and totaled $0.2 million, $0.7 million and $1.5 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Net Income (Loss) Attributable to Common Shares

The Company uses the two-class method to compute net income (loss) per common share because the Company has issued securities, other than common stock, that contractually entitle the holders to participate in dividends and earnings of the company. The two class method requires earnings available to common stockholders for the period, after an allocation of earnings to participating securities, to be allocated between common and

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

participating securities based upon their respective rights to receive distributed and undistributed earnings. The Company’s Series A and Series AA preferred stock are each entitled to receive annual non-cumulative dividends of $0.0504 per share, payable prior and in preference to holders of Series A common stock (hereinafter referred to as “Common Stock”) when and if declared by the Board. In the event a dividend is paid on Common Stock, holders of Series A and Series AA preferred stock are entitled to a proportionate share of any such dividend as if they were holders of common shares (on an as-if converted basis).

For periods with net income, net income per common share information is computed using the two-class method. Under the two-class method, basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted average number of shares of Common Stock outstanding during the period. Basic net income attributable to common stockholders is computed by an adjustment to subtract from net income the portion of current year earnings that the preferred shareholders would have been entitled to receive pursuant to their dividend rights had all of the year’s earnings been distributed. No such adjustment to earnings is made during periods with a net loss, as the holders of the convertible preferred shares have no obligation to fund losses. Diluted net income (loss) per common share is computed by using the weighted-average number of shares of Common Stock outstanding, plus, for periods with net income attributable to common stock, the dilutive effects of stock options and warrants. Potential dilutive shares consist of incremental Common Stock issuable upon the exercise of stock options and warrants.

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated (dollars in thousands except per share data):

				Year Ended
	Year Ended December 31,			December 31,
	2007	2008	2009	2009 (Pro forma)
				(unaudited)

Basic net income (loss) per common share calculation:
Net income (loss)	$(365)	$2,995	$6,861	$6,861
Less: Undistributed earnings allocated to participating securities	—	(2,843)	(5,697)	—
Plus: Charges related to preferred stock warrant liability	—	—	—	1,372

Net income (loss) attributable to common shares — basic	(365)	152	1,164	8,233
Basic weighted average common shares outstanding	13,526,926	14,552,999	16,267,186	62,988,610

Basic net income (loss) per share	$(0.03)	$0.01	$0.07	$0.13

Diluted net income (loss) per common share calculation:
Net income (loss)	$(365)	$2,995	$6,861	$6,861
Less: Undistributed earnings allocated to participating securities	—	(2,843)	(5,697)	—
Plus: Charges related to preferred stock warrant liability	—	—	—	1,372

Net income (loss) attributable to common shares — diluted	(365)	152	1,164	8,233
Weighted average shares used to compute basic net income (loss) per share	13,526,926	14,552,999	16,267,186	62,988,610
Effect of potentially dilutive securities:
Employee stock options	—	1,970,444	4,511,262	4,511,262
Warrants	—	—	—	259,928

Weighted average shares used to compute diluted net income (loss) per share	13,526,926	16,523,443	20,778,448	67,759,800

Diluted net income (loss) per share	$(0.03)	$0.01	$0.06	$0.12

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Diluted net (loss) income per share for the years presented do not reflect the following potential common shares, as the effect would be antidilutive:

				Pro Forma
	December 31,			December 31,
	2007	2008	2009	2009
				(unaudited)

Stock options and warrants	13,417,220	1,520,757	1,578,834	1,104,552

The pro forma net income per share is computed using the weighted-average number of shares of Common Stock outstanding and assumes the conversion of all outstanding shares of preferred stock into an aggregate of 46,721,424 shares of common stock upon completion of the Company’s planned IPO, as if such conversion had occurred at the beginning of the period. In addition, pro forma net income per share assumes that the preferred stock warrants have been automatically converted to common stock warrants at the beginning of the period. Accordingly, the charges recorded to mark the preferred stock warrants to market have been added back to net income to arrive at net income attributable to common shares — pro forma. The Company believes the unaudited pro forma net income per share provides material information to investors, as the conversion of the Company’s preferred stock to common stock is expected to occur upon the closing of an IPO and the preferred stock warrants will be converted to common stock warrants upon the closing of an IPO, and therefore the disclosure of pro forma net income per share thus provides an indication of net income per share that is comparable to what will be reported by the Company as a public company. Pro forma net income attributable to common shares — basic and diluted is higher than basic and diluted net income attributable to common shares as there would only be one class of stock outstanding for purposes of computing earnings per share on a pro forma basis.

Recent Accounting Pronouncements

In December 2007, the FASB issued new accounting guidance on business combinations. While retaining the fundamental requirements of the previous U.S. generally accepted accounting principles, this new statement makes various modifications to the accounting for contingent consideration, preacquisition contingencies, purchased in-process research and development, acquisition-related transaction costs, acquisition-related restructuring costs, and changes in tax valuation allowances and tax uncertainty accruals. The Company adopted this guidance effective January 1, 2009. The impact of adopting the guidance will depend on the nature and terms of business combinations that the Company consummates on or after January 1, 2009.

In June 2008, the FASB issued new guidance related to assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for the purposes of determining whether such equity-linked financial instrument (or embedded feature) is subject to derivative accounting. The Company adopted this new guidance effective January 1, 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued a standard that sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is effective for interim and annual periods ending after June 15, 2009. The Company adopted this standard in the year ended December 31, 2009, and it did not impact the Company’s consolidated financial results.

In June 2009, FASB Accounting Standards Codification (Codification) was issued, effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification supersedes literature of the FASB, Emerging Issues Task Force and other sources. The Codification did not change

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. generally accepted accounting principles. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB clarified the accounting guidance for sales of tangible products containing both software and hardware elements and issued new guidance that amends the criteria for evaluating the individual items in a multiple deliverable revenue arrangement and how to allocate the consideration received to the individual items. The guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has evaluated the potential impact of the revised guidance on the Company’s financial position and results of operations and has concluded that they will not have a material impact on its consolidated financial statements.

3.	Acquisitions

On January 1, 2008, the Company acquired the operations and tangible assets related to QlikView of PC Business Intelligence, S.L. (“PCB”), a referral partner in Madrid, Spain. The acquisition is part of the Company’s strategy to establish a local presence in key markets and further develop the direct sales and reseller networks. The Company paid consideration of $1.9 million, which includes $0.4 million in cash and $1.5 million in a warrant to purchase shares of the Company’s Common Stock. The acquisition was accounted for under the purchase method of accounting. The assets acquired and liabilities assumed were recorded at their fair values as of January 1, 2008. Of the total estimated purchase price, approximately $0.6 million has been allocated to definite lived intangible assets acquired, which consist principally of the value assigned to PCB’s customer relationships, and approximately $1.3 million has been allocated to goodwill, none of which is tax deductible.

In connection with this acquisition, PCB was granted a warrant (the “PCB warrant”) to purchase 93,981 shares of the Company’s Common Stock at a purchase price of $1.65 per share. Because the IPO did not occur on or before February 1, 2010, PCB has the right (the “Put Right”) to exercise the PCB warrant and on or before December 31, 2010 require the Company to purchase the shares acquired upon exercise for an aggregate purchase price, not to exceed €1.8 million, equal to 50% of the Gross Sales (as defined in the purchase agreement related to the PCB warrant) of QlikTech Ibérica S.L. (the Company’s Spanish subsidiary) during the fiscal year ended December 31, 2009 (the “Put Right Purchase Price”). The estimated fair value of the PCB warrant of $1.5 million was recorded as purchase price on the date of the PCB acquisition. As of December 31, 2008, the estimated fair value of the PCB warrant of $1.8 million is classified in other long-term liabilities on the accompanying consolidated balance sheet. As of December 31, 2009, the fair value of the PCB warrant of $2.4 million is classified in current liabilities as the warrant holder has the ability to exercise the Put Right by December 31, 2010. Subsequent changes in the fair value of the warrant are recorded as a component of other income (expense) in the accompanying consolidated statement of operations. Refer to Note 5 for fair value measurement considerations.

4.	Goodwill and other Intangible Assets

The following table provides information regarding the Company’s intangible assets subject to amortization (dollars in thousands):

	December 31,
	2008			2009
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Amount	Amortization	Amount	Amount	Amortization	Amount

Purchased technology	$172	$(69)	$103	$189	$(114)	$75
Customer relationships and other identified intangible assets	554	(95)	459	571	(229)	342

Total	$726	$(164)	$562	$760	$(343)	$417

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The cost of definite-lived intangible assets is amortized on a straight-line basis over the estimated useful lives of five years. Amortization of intangible assets amounted to $0.1 million, $0.1 million and $0.2 million for the years ended December 31, 2007, 2008 and 2009, respectively. The estimated aggregate amortization expense for each of the succeeding years is as follows: $0.2 million in 2010; $0.2 million in 2011; and $0.1 million in 2012.

The change in goodwill in the consolidated balance sheet during 2009 was due to foreign currency translation.

5.	Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. The Company evaluates the fair value of certain assets and liabilities using the following fair value hierarchy which ranks the quality and reliability of inputs, or assumptions, used in the determination of fair value:

•	Level 1 — quoted prices in active markets for identical assets and liabilities

•	Level 2 — inputs other than Level 1 quoted prices that are directly or indirectly observable

•	Level 3 — unobservable inputs that are not corroborated by market data

The Company evaluates assets and liabilities subject to fair value measurements on a recurring and nonrecurring basis to determine the appropriate level to classify them for each reporting period. This determination requires significant judgments to be made by the Company. The following table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2008 and 2009, by level within the fair value hierarchy (dollars in thousands):

	Amounts at	Fair Value Measurement Using
	Fair Value	Level 1	Level 2	Level 3

As of December 31, 2008
Assets
Cash and cash equivalents	$14,800	$14,800	$—	$—
Liabilities
Stock warrant liability	$2,684	$—	$—	$2,684
As of December 31, 2009
Assets
Cash and cash equivalents	$24,852	$24,852	$—	$—
Liabilities
Stock warrant liability	$4,637	$—	$—	$4,637

Assets and liabilities that are measured at fair value on a non-recurring basis include intangible assets and goodwill. These items are recognized at fair value when they are considered to be impaired. During the year ended December 31, 2009, there were no fair value adjustments for assets and liabilities measured on a non-recurring basis.

The fair value of the long-term debt at December 31, 2008 and 2009 is approximately $8.6 million and $7.2 million, respectively, compared to its carrying value of $8.1 million and $6.8 million, respectively. The Company estimates the fair value of its long-term debt using a combination of quoted market prices for similar

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financing arrangements and expected future payments discounted at risk-adjusted rates, which are considered level 2 inputs.

In January 2008, the Company granted a warrant to PCB to purchase 93,981 shares of the Company’s Common Stock, in connection with a business acquisition which is more fully described in Note 3.

In March 2006, in connection with the Company’s note payable, the Company granted a warrant (the “ETV warrant”) to ETV Capital S.A. to purchase 260,082 shares of the Company’s Series A preferred stock at $0.6298 per share (See Note 8). The value of the ETV warrant at the date of grant of $0.1 million was recorded as a warrant liability with the offset to debt discount. The debt discount is being amortized to interest expense over the term of the note payable.

In June 2008, in connection with the Company’s note payable, the Company granted a warrant (the “Industrifonden warrant”) to Stiftelsen Industrifonden (“Industrifonden”) to purchase 214,200 shares of the Company’s Series A preferred stock at $2.31 per share (See Note 8). The value of the Industrifonden warrant at the grant date was $0.2 million and was recorded as a warrant liability, with the offset to debt discount. The debt discount is being amortized to interest expense over the term of the note payable.

The ETV warrant and Industrifonden warrant are classified as liabilities on the accompanying balance sheets as the warrant entitles the holder to purchase preferred stock which is considered contingently redeemable. The PCB warrant is classified as warrant liability as this warrant contains a put feature and, accordingly, the warrant may be settled in cash.

The fair value of the stock warrant liability is based on Level 3 inputs. For this liability, the Company developed its own assumptions that do not have observable inputs or available market data to support the fair value. The Company estimated the fair value of the PCB warrant at both the issuance date of the warrant in January 2008 and at December 31, 2008 and 2009 by utilizing a fair value methodology which incorporates both the Black-Scholes pricing model, as well as the probability of an IPO occurring by February 1, 2010, estimates of the level of Gross Sales of QlikTech Ibérica S.L. for 2009, and an estimated discount rate. The Company estimated the fair value of the ETV warrant and the Industrifonden warrant by utilizing a Black-Scholes based option pricing model, which considered the estimated fair value of these preferred stock warrants in both an IPO scenario (“IPO scenario”), in which the warrants have attributes of common stock warrants, and a merger and acquisition scenario (“M&A scenario”), in which the warrants have attributes of preferred stock warrants. In the IPO scenario, the inputs in the Black-Scholes model included an expected term equal to the remaining contractual life of the warrant, a risk free rate commensurate with the remaining term of the warrant, volatility of comparable companies for a period consistent with the expected term, and a dividend yield of 0% as the Company has never paid dividends. In the M&A scenario, the Company’s Black-Scholes model included an expected term commensurate with the estimated timing of a liquidity event, a risk free rate commensurate with the expected term, volatility of comparable companies for a period consistent with the expected term, and a dividend yield of 0%. The estimates of the fair value of the PCB warrant, the ETV warrant and the Industrifonden warrant require a significant amount of judgment.

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation of the stock warrant liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) is as follows (dollars in thousands):

Stock
Warrant
Liability

Balance at January 1, 2008	$523
Issuance of PCB warrant	1,492
Issuance of Industrifonden warrant	206
Change in fair value of stock warrant liability	463

Balance at December 31, 2008	2,684
Change in fair value of stock warrant liability	$1,953

Balance at December 31, 2009	$4,637

As reported in balance sheet:
Current	$2,425
Non-current	$2,212

6.	Property and Equipment

The following is a summary of property and equipment, net (dollars in thousands) and the related lives:

		December 31,
	Lives	2008	2009

Computers and equipment	3 years	$1,725	$3,061
Furniture and fixtures	5 years	1,537	1,998
Leasehold improvements	3 years	181	506

		3,443	5,565
Less accumulated depreciation		1,415	2,321

		$2,028	$3,244

Depreciation and amortization expense totaled $0.4 million, $0.7 million and $0.9 million for the years ended December 31, 2007, 2008 and 2009, respectively.

7.	Line of Credit

During 2008 and 2009, a wholly owned subsidiary of the Company in Sweden had an agreement with a bank in Sweden from which it may borrow up to a maximum of 60 million Swedish kronor (“SEK”) (approximately $8.4 million based on the December 31, 2009 exchange rate of 0.1393). At December 31, 2008 and 2009, the amounts outstanding were $0 and $0.2 million, respectively. The maximum borrowing is collateralized by the subsidiary’s total assets. The terms of this agreement require payment of an unused credit line fee equal to 0.5% of the unused portion and a variable interest rate equivalent to the Swedish Riksbank Repo Rate (0.25% at December 31, 2009) plus 1.75% of the outstanding balance. The line of credit agreement expires on June 30, 2010.

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Long-Term Debt

On June 16, 2008, the Company entered into a 60.0 million SEK note payable to Industrifonden, a stockholder of the Company, which bears interest at a fixed 10% rate per annum through March 2012. The loan agreement stipulates that interest accrued between the loan initiation and first scheduled payment on June 30, 2009 will be capitalized and added to the principal amount of the loan. The total principal as of June 30, 2009 (approximately 66.2 million SEK) will be paid off in 12 equal quarterly payments, including accrued interest. Borrowings under the loan are collateralized by shares of the Company’s wholly owned Swedish subsidiary. As the note payable is denominated in SEK, the impact of exchange rate changes on the principal and interest of the note is recorded as gain/(loss) in the consolidated statement of operations. The gain/(loss) recorded during the years ended December 31, 2008 and 2009 are $2.4 million and $0.8 million, respectively.

On March 10, 2006, the Company signed a €2.0 million note payable to ETV Capital S.A., payable in 36 monthly installments of €0.1 million, which bore interest at a fixed 9% interest rate through March 2009. This loan was satisfied in March 2009.

The following table summarizes notes payable held by the Company (dollars in thousands):

	December 31,
	2008	2009

Note payable to Industrifonden	$8,019	$6,921
Note payable to ETV Capital S.A.	243	—
Less current portion	(1,900)	(3,022)
Less unaccreted discount	(184)	(122)

Total noncurrent borrowings	$6,178	$3,777

Aggregate maturities required on long-term debt obligations at December 31, 2009 are due in future years as follows (dollars in thousands):

2010	$3,076
2011	3,076
2012	769

Total	$6,921

9.	Income Taxes

The effective tax rates for the years ended December 31, 2007, 2008 and 2009 were 9.9%, 38.3% and 20.6% respectively. It is anticipated that the Company’s effective tax rate may fluctuate in the future due to the mix of foreign and domestic pre-tax earnings.

Income (loss) before (provision) benefit for income taxes is allocated as follows for the years ended December 31 (dollars in thousands):

	2007	2008	2009

U.S. operations	$(1,153)	$565	$(4,611)
Foreign operations	748	4,290	13,248

	$(405)	$4,855	$8,637

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Provision for) benefit from income taxes is comprised of the following (dollars in thousands):

	Current	Deferred	Total

Year ended December 31, 2007:
U.S. federal	$(112)	$—	$(112)
State and local	(22)	—	(22)
Foreign	(143)	317	174

	$(277)	$317	$40

Year ended December 31, 2008:
U.S. federal	$90	$(577)	$(487)
State and local	(22)	(8)	(30)
Foreign	(1,039)	(304)	(1,343)

	$(971)	$(889)	$(1,860)

Year ended December 31, 2009:
U.S. federal	$(1)	$1,535	$1,534
State and local	(36)	123	87
Foreign	(3,598)	201	(3,397)

	$(3,635)	$1,859	$(1,776)

The (provision for) benefit from income taxes differs from the amount of taxes determined by applying the U.S. federal statutory rate to income (loss) before (provision for) benefit from income taxes as a result of the following for the years ended December 31 (dollars in thousands):

	2007	2008	2009

Statutory federal income tax	$137	$(1,651)	$(2,937)
Increase (reduction) in income taxes resulting from:
Foreign tax benefit for income taxed at lower rates	47	389	1,611
Foreign withholding taxes		(273)	(504)
Foreign tax credit	—	—	180
Change in the valuation allowance	107	62	916
State and local income taxes, net of federal income tax benefit	(22)	(22)	100
Permanent differences — warrant liability	(153)	(38)	(719)
Permanent differences — other	28	(302)	(392)
Other	(104)	(25)	(31)

Total	$40	$(1,860)	$(1,776)

Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant components of the Company’s deferred tax assets and liabilities are as follows as of December 31 (dollars in thousands):

	2008	2009

Deferred tax assets:
Accrued expenses	$694	$501
Foreign tax credits	—	273
Other tax credits	35	15
Other assets	175	604
Net operating loss carryforwards	5,502	5,444

Total gross deferred tax assets	6,406	6,837

Less: valuation allowance	(3,038)	(1,741)

Net deferred tax assets	3,368	5,096

Deferred tax liabilities
Exchange gains/losses	(766)	(326)
Other	—	(79)

Total deferred tax liabilities	(766)	(405)

Total net deferred tax assets	$2,602	$4,691

As reported
Deferred tax assets, current	$312	$810
Deferred tax assets, non-current	3,056	4,207
Deferred tax liabilities, current	—	—
Deferred tax liabilities, non-current	(766)	(326)

Total net deferred tax assets	$2,602	$4,691

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible as of December 31, 2009, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, with the exception of foreign net operating losses. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

Section 382 of the Internal Revenue Code limits the utilization of net operating losses when ownership changes, as defined by that section, occur. The Company has performed an analysis to identify its Section 382 ownership changes. Because of the ownership changes, the utilization of some of its United States federal and state net operating loss carryforwards may be limited. The Company has not completed the analysis to determine the annual Section 382 limitation, but estimates that approximately $2.0 million of its United States federal and state net operating loss carryforwards may be limited. Therefore, no federal or state tax benefit has been recorded on that portion of the net operating loss. Such limitations may have an impact on the ultimate realization of the Company’s carry forwards and future tax deductions.

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2008 and 2009, there were approximately $7.6 million and $7.2 million of United States federal and $6.2 million and $6.1 million of state net operating loss carry forwards, respectively. The majority of these net operating loss carryforwards will expire, if unused, between 2020 and 2029. A valuation allowance of $2.0 million and $0.8 million was recorded at December 31, 2008 and 2009, respectively, in relation to the deferred tax assets attributable to these net operating losses.

In addition, at December 31, 2008 and 2009, there were approximately $8.9 million and $7.3 million of gross foreign net operating loss carryforwards, respectively. The majority of these net operating loss carryforwards have an indefinite carryforward period. A valuation allowance of $1.0 million and $0.6 million was recorded at December 31, 2008 and 2009, respectively, in relation to the foreign net operating losses.

The Company has made no provision for United States taxes on cumulative earnings of $20.7 million of foreign subsidiaries as those earnings are intended to be reinvested for an indefinite period of time. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to United States income taxes and foreign withholding taxes. It is not practical, however, to estimate the amount of taxes that may be payable on the eventual repatriation of these earnings.

As a result of the adoption of FIN 48 (codified in ASC 740) effective January 1, 2007, the Company analyzed its tax return filing positions in all of the federal, state and foreign filing jurisdictions where it is required to file income tax returns, as well as all open years in those jurisdictions, and concluded that there are no uncertain tax positions which would require a cumulative effect adjustment to retained earnings.

The following table indicates the changes to the Company’s uncertain tax positions for the years ended December 31 (dollars in thousands):

	2007	2008	2009

Beginning balance	$2,745	$3,438	$3,251
Expiration of statute of limitations for the assessment of taxes	—	—	—
Increase (decrease) related to current tax year	693	(187)	71
Payment to taxing authorities	—	—	—

Ending balance	$3,438	$3,251	$3,322

All of the Company’s unrecognized tax benefit liability would affect the Company’s effective tax rate if recognized. Because of the existence of net operating loss carryforwards, the resultant unfavorable resolution of any of the Company’s uncertain tax positions would not result in material interest and penalties. Accordingly, the Company did not record any interest and penalties related to unrecognized tax benefit liability for the years ended December 31, 2008 and 2009. For the year ended December 31, 2007, less than $0.1 million of the $0.7 million increase caused an increase in foreign tax expense. The remainder of the 2007 increase caused a decrease in the valuation allowance of an equal amount. The Company does not expect its unrecognized tax benefit liability to change significantly over the next 12 months.

Although the Company believes that the estimates and assumptions supporting its assessments are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in the historical income tax provision and recorded assets and liabilities. Based on the results of an audit or litigation, there could be a material effect on the Company’s income tax provision, net income (loss) or cash flows in the period or periods for which that determination is made.

As of December 31, 2009, the Company is subject to U.S. Federal Income Tax examination for the tax years 2006 through 2009, and to non-U.S. income tax examination for the tax years 2001 through 2009. In addition, because of net operating losses, the Company’s U.S. federal tax returns for 2003 and later years will remain subject to examination until the losses are utilized.

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Capital Structure

Series A Common Stock

Voting Rights

The holders of Common Stock shall have one vote per share.

Liquidation Preference

After payment in full of the Series A and AA Liquidation Preferences (discussed below), the holders of Common Stock are entitled to the remaining assets and funds of the Company on a pro rata basis. The holders of Series A and Series AA preferred stock are treated as holders of Common Stock (on an as-converted basis) for purposes of any distributions.

Convertible Preferred Stock

Voting Rights

Holders of Series A and Series AA preferred stock (the “Preferred Stock”), issued in November 2004, have the number of votes equal to the number of common shares to which the Preferred Stock are convertible and shall vote with the Common Stock as a single class, except with respect to certain corporate actions (such as a public offering or a change in rights, preferences or privileges of any series of preferred stock) that require approval of certain series of preferred stock, as defined in the Company’s Restated Certificate of Incorporation.

Dividends

No dividends shall be paid on Common Stock unless an equivalent dividend for such year has been declared and paid on the Preferred Stock. Dividends on the preferred stock shall accrue and be payable when and if declared by the Board of Directors at an annual rate of $0.0504 per share on a non-cumulative basis. The Preferred Stock has preference with respect to dividends over the common stock. There have been no dividends accrued or paid as of December 31, 2009.

Conversion

Each share of Preferred Stock is convertible to Common Stock, at the option of the holder, initially on a one-for-one basis, adjusted for splits, stock dividends, consolidation, merger and other noncash dilutive events as if the investor’s interest were a common stock equity interest. The initial conversion prices for Series A and Series AA Preferred Stock are $0.6298. The conversion prices are adjusted for certain events that result in dilution of the initial conversion prices.

The Preferred Stock automatically converts into Common Stock upon (i) the election of a “Voting Threshold” of the outstanding shares of Preferred Stock voting as a class or (ii) consummation of underwritten public offering with aggregate proceeds in excess of $30.0 million, at an original issue price of not less than five times the original Series A per share purchase price (a “Qualified Public Offering”).

Liquidation Preference

In the event of liquidation or dissolution of the Company, the holders of the Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of Common Stock an amount equal to $0.6298 per share (as adjusted for any combination, consolidation, stock distribution or stock dividend with respect to such shares), plus all (or any) declared but unpaid dividends thereon (the “Series A and AA Liquidation Preference”). Any remaining proceeds shall be paid pro rata to the holders of Common Stock and Preferred Stock, on an as-converted basis.

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Redemption Rights

The Preferred Stock is subject to redemption under certain “deemed liquidation” events, as defined, and as such, the Preferred Stock is considered contingently redeemable for financial accounting purposes.

11.	Commitments and Contingencies

Litigation

From time to time, the Company is involved in disputes or legal actions arising in the ordinary course of business. Management does not believe the outcome of such legal actions will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Leases

The Company conducts its operations in leased facilities under leases expiring at various dates to 2015. Rent expense was approximately $2.0 million, $3.5 million and $4.0 million for the years ended December 31, 2007, 2008 and 2009, respectively.

The future minimum lease payments under noncancelable operating leases are as follows (dollars in thousands):

Year ending December 31:
2010	$5,522
2011	4,174
2012	2,993
2013	2,139
2014	1,225
Thereafter	609

Total future minimum lease payments	$16,662

12.	Business and Geographic Segment Information

The Company currently operates in one business segment, namely, the development, commercialization and implementation of software products and related services. The Company is managed and operated as one business. A single management team that reports to the chief operating decision maker comprehensively manages the entire business. The Company does not operate any material separate lines of business or separate business entities with respect to its products or product development. Accordingly, the Company views its business and manages its operations as one reportable segment.

The Company’s revenues were generated in the following geographic regions (dollars in thousands):

	Year Ended December 31,
	2007	2008	2009

United States	$18,660	$27,737	$35,899
Europe	54,843	76,180	103,824
Other	7,083	14,347	17,636

Consolidated total	$80,586	$118,264	$157,359

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the years ended December 31, 2007, 2008 and 2009, sales from customers in Sweden were $18.4 million, $21.4 million and $23.2 million, respectively. During the years ended December 31, 2007, 2008 and 2009, sales from customers in Germany were $12.3 million, $13.7 million and $20.1 million, respectively.

Long-lived assets by geographic area consist of property and equipment and are as follows (dollars in thousands):

	As of December 31,
	2008	2009

United States	$398	$623
Europe	1,630	2,621

Consolidated total	$2,028	$3,244

As of December 31, 2008 and 2009, long-lived assets held in Sweden were $0.8 million and $1.8 million, respectively. As of December 31, 2008 and 2009, long-lived assets held in Germany were $0.3 million.

13.	Stock Option Plan

In 2004, the Company’s Board of Directors and stockholders approved the Company’s 2004 Stock Option and Award Plan providing for the granting of either incentive or nonqualified stock options to purchase up to 11,124,400 shares of the Company’s Common Stock. In 2007, the Company’s Board of Directors and stockholders approved the Company’s 2007 Omnibus Stock Option and Award Plan (the “2007 Plan”). The 2007 Plan provides for the granting of either incentive stock options or nonqualified stock options to purchase up to 18,124,400 shares of the Company’s Common Stock. The plan provides for stock-based awards to employees, directors and advisors. Stock options are granted at a strike price not less than the estimated fair market value at the date of grant as determined by the Board of Directors.

The 2007 Plan is designed to help attract and retain the Company and its subsidiaries’ personnel, to reward employees and directors for past services and to motivate such individuals through added incentives to further contribute to the success of the Company. The maximum term for the options granted is four years to Swedish employees, directors and advisors and ten years for all others. Options granted pursuant to the 2007 Plan generally vest at 25% after the first year and then vest 6.25% each quarter over the remaining three years. Swedish tax law requires that Swedish plan participants purchase their stock options at a purchase price equal to the estimated fair value of the options on the date of grant. Accordingly, payments received for the grant of Swedish stock options were $0.3 million, $0.1 million and $0.1 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Pursuant to our non-qualified stock option award agreements with our Swedish employees, stock options are subject to the Company’s right of repurchase upon a termination of service to the participant at a price equal to the fair market value on the date of termination of service. Total proceeds from options repurchased by the Company were $0, $0 and $0.4 million in 2007, 2008 and 2009, respectively. The Company does not intend to repurchase any additional options granted in the future.

The Company uses the Black-Scholes option-pricing model to value stock option awards. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The Company does not have sufficient historical volatility for the expected term of the options. Prior to 2008, the Company established the expected volatility assumption by determining an appropriate industry sector that was representative of the nature of its operations as well as its market capitalization size (mid-cap software industry). As of January 1, 2008 and forward, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of option grants and

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

intends to continue to consistently apply this process using comparable companies until a sufficient amount of historical information regarding the volatility of the Company’s share price becomes available. The expected term for all Swedish option grants is four years based on the contractual expiration date of the option and based on the history of option exercise behavior. The expected term for all other option grants is based on the simplified method provided by SEC guidance. The risk-free interest rate is based on U.S. Treasury yield curve with a remaining term equal to the expected life assumed at grant. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimate and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, share-based compensation expense could be materially different in the future.

Common Stock Valuations

For all option grants during 2007, 2008 and 2009, the fair value of the Common Stock underlying the option grants was determined by the Company’s Board of Directors, with the assistance of management, which intended all options granted to be exercisable at a price per share not less than the per share fair value of the Company’s Common Stock underlying those options on the date of grant. The Company utilized the guidance set forth by the American Institute of Certified Public Accountants, or the AICPA, in the AICPA Technical Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, referred to herein as the AICPA Practice Aid, when estimating the fair value of common stock at each grant date.

The Board of Directors, with the assistance of management, used the market approach and the income approach in order to estimate the fair value of Common Stock underlying the Company’s option grants during 2007, 2008 and 2009. The Company believes both of these approaches are appropriate methodologies given its stage of development. For the market approach, the Company utilized the guideline company method by analyzing a population of comparable companies and selected those technology companies that it considered to be the most comparable in terms of product offerings, revenues, margins, and growth. Under the market approach, the Company then use these guideline companies to develop relevant market multiples and ratios, which are then applied to its corresponding financial metrics to estimate the Company’s equity value. For the income approach, the Company performed discounted cash flow analyses which utilize projected cash flows as well as a residual value, which are then discounted to the present in order to arrive at its current equity value. In 2007 and 2008, the Company used an option pricing model to allocate the estimated equity value to the various securities outstanding. In 2009, the Company utilized a probability weighted expected return model (PWERM) to allocate value to the various securities outstanding in the Company’s capital structure.

The significant input assumptions used in the valuation models during 2007 through 2009 are based on subjective future expectations combined with management judgment, including:

Income approach assumptions:

•	expected revenue, operating performance and cash flows for the current and future years, determined as of the valuation date based on the Company’s estimates;

•	a discount rate, which is applied to discretely forecasted future cash flows in order to calculate the present value of those cash flows; and

•	a terminal value multiple, which is applied to the last year of discretely forecasted cash flows to calculate the residual value of the Company’s future cash flows.

Assumptions utilized in the market approach are:

•	expected revenue, operating performance and cash flows for the current and future years, determined as of the valuation date based on the Company’s estimates;

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	multiples of market value to trailing revenues, determined as of the valuation date, based on a group of comparable public companies identified; and

•	multiples of market value to expected future revenues, determined as of the valuation date, based on the same group of comparable public companies.

The following provides a summary of the option activity for the Company:

				Weighted-
			Weighted-	Average
			Average	Remaining
	Available for	Number	Exercise	Contractual
	Grant	of Shares	Price	Term (Years)

Outstanding at January 1, 2007	2,802,921	9,199,694	$0.63	8.70
Authorized	5,000,000	—	$—	—
Granted	(4,230,900)	4,230,900	$1.49	—
Exercised	—	(91,051)	$0.63	—
Forfeited	194,338	(182,405)	$0.63	—

Outstanding at December 31, 2007	3,766,359	13,157,138	$0.91	8.26
Authorized	—	—	$—	—
Granted	(3,372,225)	3,372,225	$1.65	—
Exercised	—	(2,383,311)	$0.65	—
Forfeited	2,008,003	(2,008,003)	$0.73	—

Outstanding at December 31, 2008	2,402,137	12,138,049	$1.19	8.26
Authorized				—
Granted	(2,709,754)	2,709,754	$2.53	—
Exercised		(650,216)	$0.79	—
Forfeited	1,856,114	(1,856,114)	$1.14	—

Outstanding at December 31, 2009	1,548,497	12,341,473	$1.51	6.83

Exercisable at December 31, 2009		6,566,745	$1.10	6.27
Vested and expected to vest at December 31, 2009		11,719,354

During 2007, 2008 and 2009, the Company issued options exercisable for 4,230,900, 3,372,225 and 2,709,754 shares of Common Stock, respectively, to employees and non-employee directors. The grant date weighted-average fair value per option for the years ended December 31, 2007, 2008 and 2009 was $0.34, $1.00 and $1.23, respectively.

The total intrinsic value of options exercised during 2007, 2008 and 2009 was $0.1 million, $2.4 million and $1.3 million, respectively. The aggregate intrinsic value of options outstanding and fully vested as of December 31, 2008 and December 31, 2009 is $26.8 million and $45.2 million, respectively.

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The assumptions used in the Black-Scholes option pricing model are:

	2007	2008	2009

Expected dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	3.7% - 4.8%	1.2% - 3.1%	1.5% - 2.4%
Expected volatility	18.5% - 21.8%	48.0% - 88.8%	44.7%-85.7%
Expected life (Swedish grants, in years)	4	4	4
Expected life (all other grants, in years)	6.25	6.25	6.25
Estimated fair value of common stock (per share)	$0.63 - $1.65	$1.63-$1.65	$1.65-$3.81

For the years ended December 31, 2007, 2008 and 2009, the Company recorded stock-based compensation expense for stock options to employees and non-employees of $0.2 million, $0.7 million and $1.5 million, respectively.

As of December 31, 2009, there was $4.3 million of total unrecognized compensation cost, net of estimated forfeitures, related to non-vested employee and non-employee director stock options. That remaining cost is expected to be recognized over a weighted-average period of approximately 1.54 years.

14.	Shares Reserved for Future Issuance

At December 31, 2009, the Company had reserved a total of its authorized shares of Common Stock for stock options and conversion of other classes of stock for future issuance as follows:

Granted and outstanding stock options	12,341,473
Future issuance of stock options	1,548,497
Conversion of Series A preferred	19,846,279
Conversion of Series AA preferred	26,875,145
Conversion of Series A preferred warrants	474,282
Conversion of Series A common warrants	93,981

61,179,657

15.	Benefit Plans

The Company sponsors a 401(k) savings plan covering substantially all U.S. employees who meet certain age and employment criteria. Employees may contribute up to the Internal Revenue Service maximum employee contribution each year. The Company has contributed a 3% non-elective contribution based on eligible employee earnings which is made in the first quarter following the end of the plan year. There is no vesting period for non-elective contributions. In the foreign entities, the Company has a defined contribution plan for the employees’ retirements who meet certain age, employment and salary criteria. The Company’s benefit plans expense was approximately $1.4 million, $2.4 million and $2.3 million for the years ended December 31, 2007, 2008 and 2009, respectively.

16.	Subsequent event

On January 22, 2010, the Company acquired the outstanding stock of Syllogic Corporation, a Japanese reseller, for 120,000 shares of its Series A common stock, valued at $0.6 million, and contingent consideration not to exceed $0.8 million. The total purchase price of the acquisition was estimated at $1.1 million.

The Company has evaluated subsequent events through April 1, 2010, the date of issuance of the December 31, 2009 financial statements.

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2009	2010
	(in thousands, except for share and per share data)

Assets
Current assets:
Cash and cash equivalents	$24,852	$156,254
Accounts receivable, net of allowance for doubtful accounts of $1,171 and $1,633, respectively	63,729	48,604
Prepaid expenses and other current assets	3,970	4,177
Deferred income taxes	810	810

Total current assets	93,361	209,845
Property and equipment, net	3,244	4,031
Intangible assets, net	417	447
Goodwill	1,308	2,855
Deferred income taxes	4,207	4,802
Deposits and other noncurrent assets	430	1,472

Total assets	$102,967	$223,452

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Current portion of long-term debt	$3,022	$—
Line of credit	242	—
Income taxes payable	3,203	4,010
Accounts payable	5,232	4,547
Deferred revenue	35,575	37,474
Accrued payroll and other related costs	18,818	17,009
Accrued expenses	10,015	10,292
Stock warrant liability	2,425	2,295

Total current liabilities	78,532	75,627
Long-term liabilities:
Long-term debt	3,777	—
Deferred income taxes	326	387
Other long-term liabilities	3,322	3,250
Stock warrant liability	2,212	—

Total liabilities	88,169	79,264
Commitments and contingencies
Convertible preferred stock:
Series A convertible preferred stock ($0.0001 par value, 20,320,561 shares authorized; 19,846,279 issued and outstanding at December 31, 2009)	12,082	—
Series AA convertible preferred stock ($0.0001 par value, 26,875,145 shares authorized, issued, and outstanding at December 31, 2009)	11,819	—

Total convertible preferred stock	23,901	—
Stockholders’ equity (deficit):
Preferred stock ($0.0001 par value, none authorized, issued and outstanding at December 31, 2009; 10,000,000 authorized; none issued and outstanding at September 30, 2010)	—	—
Common stock ($0.0001 par value, 78,068,237 shares authorized; 16,629,146 issued and outstanding as of December 31, 2009; 300,000,000 shares authorized; 77,218,996 issued and outstanding at September 30, 2010)	2	8
Additional paid-in-capital	5,743	152,892
Accumulated deficit	(13,383)	(10,475)
Accumulated other comprehensive income (loss)	(1,465)	1,763

Total stockholders’ equity (deficit)	(9,103)	144,188

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$102,967	$223,452

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended
	September 30,
	2009	2010
	(in thousands, except for share and per share data)

Revenue:
License revenue	$56,192	$88,905
Maintenance revenue	28,611	41,560
Professional services revenue	10,752	14,698

Total revenue	95,555	145,163
Cost of revenue:
License revenue	1,791	2,568
Maintenance revenue	1,233	2,673
Professional services revenue	8,138	10,924

Total cost of revenue	11,162	16,165

Gross profit	84,393	128,998
Operating expenses:
Sales and marketing	65,923	81,710
Research and development	6,337	8,781
General and administrative	19,483	27,495

Total operating expenses	91,743	117,986

Income (loss) from operations	(7,350)	11,012
Other income (expense), net:
Interest expense, net	(682)	(580)
Change in fair value of warrants	(1,276)	(1,962)
Foreign exchange loss and other income (expense), net	(1,952)	(3,967)

Total other income (expense), net	(3,910)	(6,509)

Income (loss) before benefit (provision) for income taxes	(11,260)	4,503
Benefit (provision) for income taxes	2,779	(1,595)

Net income (loss)	$(8,481)	$2,908

Net income (loss) per common share:
Basic	$(0.52)	$0.01
Diluted	$(0.52)	$0.01
Weighted average number of common shares:
Basic	16,168,440	34,235,347
Diluted	16,168,440	41,446,016

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands, except for share and per share data)

	Convertible Preferred Stock				Stockholders’ Equity (Deficit)
									Accumulated
									Other
							Additional		Comprehensive
	Series A Preferred		Series AA Preferred		Common		Paid-in	Accumulated	Income
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Loss)	Total
Balance at December 31, 2009	19,846,279	$12,082	26,875,145	$11,819	16,629,146	$2	$5,743	$(13,383)	$(1,465)	$(9,103)
Proceeds from public offering, net of underwriters’ discount	—	—	—	—	12,880,000	1	119,783	—	—	119,784
Offering costs	—	—	—	—	—	—	(4,684)	—	—	(4,684)
Conversion of preferred stock to common stock	(19,846,279)	(12,082)	(26,875,145)	(11,819)	46,721,424	5	23,897	—	—	23,902
Warrant liability reclass	—	—	—	—	—	—	4,174	—	—	4,174
Exercise of stock options	—	—	—	—	868,426	—	1,030	—	—	1,030
Stock compensation expense	—	—	—	—	—	—	1,917	—	—	1,917
Excess tax benefit from stock-based compensation	—	—	—	—	—	—	329	—	—	329
Payments for stock options	—	—	—	—	—	—	81	—	—	81
Shares issued for acquisition	—	—	—	—	120,000	—	622	—	—	622
Net income	—	—	—	—	—	—	—	2,908	—	2,908
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	3,228	3,228

Comprehensive income	—	—	—	—	—	—	—	—	—	6,136

Balance at September 30, 2010	—	$—	—	$—	77,218,996	$8	$152,892	$(10,475)	$1,763	$144,188

The accompanying notes are an integral part of these unaudited consolidated financial statements

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months
	Ended September 30,
	2009	2010
	(in thousands)

Cash flows from operating activities
Net income (loss)	$(8,481)	$2,908
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Non-cash interest expense, including amortization of debt discount	387	122
Depreciation and amortization	762	1,203
Stock-based compensation expense	1,094	1,917
Deferred income taxes	—	(595)
Excess tax benefit from stock-based compensation	—	(329)
Provision for bad debts	706	518
Change in fair value of warrants	1,276	1,962
Unrealized foreign currency loss, net	1,555	2,809
Changes in assets and liabilities:
Accounts receivable	3,625	14,217
Prepaid expenses and other assets	(6,212)	(207)
Other noncurrent assets	(34)	(996)
Accounts payable	471	(756)
Deferred revenue	3,236	1,933
Accrued expenses and other liabilities	4,093	(1,536)

Net cash provided by operating activities	2,478	23,170
Cash flows from investing activities
Acquisition, net of cash acquired	—	193
Purchase of property and equipment	(1,121)	(1,805)

Net cash used in investing activities	(1,121)	(1,612)
Cash flows from financing activities
Proceeds from public offering, net of underwriters’ discount	—	119,784
Payments for deferred offering costs	—	(4,684)
Borrowings (payments) on line of credit, net	486	(237)
Payments on long-term debt	(1,738)	(7,384)
Excess tax benefit on stock-based compensation	—	329
Proceeds from issuance (repurchase) of stock options	(397)	81
Proceeds from exercise of common stock options	378	1,030

Net cash provided by (used in) financing activities	(1,271)	108,919
Effect of exchange rates on cash	946	925

Net increase in cash and cash equivalents	1,032	131,402
Cash and cash equivalents, beginning of period	14,800	24,852

Cash and cash equivalents, end of period	$15,832	$156,254

Supplemental cash flow information:
Cash paid during the period for interest	$312	$407

Cash paid during the period for income taxes	$263	$1,046

Non-cash investing activities:
Common stock issued for acquisition of business	$—	$622

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except for share and per share data)

(1)	Description of Business

QlikTech International AB (QlikTech Sweden) was founded in Sweden in 1993. From 1993 until 1999, QlikTech Sweden’s activities were focused on software research and development that resulted in the core technology for “QlikView”, software for business intelligence and data analysis. From 1999 until 2004, QlikTech Sweden focused on the commercialization of this technology primarily in the Nordic market and limited regions of Europe. In 2004, Qlik Technologies Inc. (We, QlikTech, or the Company) was incorporated in Delaware, acquired all of the outstanding securities of QlikTech Sweden and began to broaden these marketing and sales activities in the United States and to continue this expansion in Europe. Through its wholly owned subsidiaries, the Company sells software solutions that deliver fast, powerful, and affordable data analysis and reporting solutions. QlikView is built upon techniques which offer greater flexibility for the user than traditional business intelligence software.

(2)	Basis of Presentation

Basis of Presentation and Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Foreign Currency Translation

The financial statements of the Company’s foreign operations are measured using the local currency as the functional currency. The local currency assets and liabilities are translated at the rate of exchange to the U.S. dollar on the balance sheet date and the local currency revenues and expenses are translated at average rates of exchange to the U.S. dollar during the reporting periods. Foreign currency transaction gains (losses) have been reflected as a component of the Company’s results of operations and foreign currency translation gains (losses) have been included as a component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included as a component of other income (expense), net.

Interim Financial Statements

The accompanying interim unaudited consolidated financial statements and related disclosures are unaudited and have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) on the same basis as the audited consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus and, in the opinion of management, include all adjustments of a normal recurring nature considered necessary to present fairly the Company’s financial position, results of its operations, and cash flows for the nine months ended September 30, 2009 and 2010. The Company’s initial public offering of common stock (IPO) was completed on July 21, 2010. The results of operations for the three and nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010 or any other future periods. Certain information and note disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted under the SEC’s rules and regulations. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2009. The consolidated balance sheet as of December 31, 2009 was derived from our audited consolidated financial statements at that date and does not include all of the information and disclosures required by GAAP for the complete financial statements.

Renaming of Common Stock

On June 29, 2010, the Company effected the renaming of its Series A common stock as common stock. All common shares and per common share information referenced throughout these unaudited consolidated financial statements have been retroactively adjusted to reflect such renaming.

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except for share and per share data)

Initial Public Offering

In July 2010, the Company completed its IPO of 12,880,000 shares of common stock at an offering price of $10.00 per share, resulting in net proceeds to the Company of approximately $115.1 million, after deducting underwriting discounts and offering costs. Offering costs of $4.7 million have been recorded as a reduction of the proceeds received in connection with the IPO in July 2010. In connection with the IPO, the Company’s then outstanding shares of convertible preferred stock were automatically converted into an aggregate of 46,721,424 shares of common stock, and all then outstanding warrants to purchase convertible preferred stock were converted into warrants to purchase an aggregate of 474,282 shares of common stock.

Significant Accounting Policies

The Company’s significant accounting policies are disclosed in the audited consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus. Since the date of those financial statements, there have been no material changes to the Company’s significant accounting policies.

Comprehensive Income (Loss)

The Company classifies items of other comprehensive income (loss) separately within stockholders’ equity (deficit). For the nine months ended September 30, 2009 and 2010, comprehensive income (loss) was:

	Nine Months
	Ended
	September 30,
	2009	2010

Net income (loss)	$(8,481)	$2,908
Foreign currency translation gain	657	3,228

Comprehensive income (loss)	$(7,824)	$6,136

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to the accounts receivable allowance, useful lives of long-lived assets, the recoverability of goodwill and other intangible assets, the value of common stock through completion of the IPO, and assumptions used for the purpose of determining stock-based compensation, the value of common and preferred stock warrants through completion of the IPO, and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying value of assets and liabilities as well as reported revenue and expenses during the periods presented.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, other current assets, and accounts payable approximate fair value, due to their short-term nature. The carrying value of the warrant liability is the fair value of the liability (See Note 5 to these unaudited consolidated financial statements).

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except for share and per share data)

Stock-Based Compensation

The Company recognizes the cost of stock-based compensation based on the fair value of those awards at the date of grant over the requisite service period. The Company uses the Black-Scholes-Merton (Black-Scholes) option pricing model to determine the fair value of stock-based compensation awards. Stock-based compensation plans, related expenses and assumptions used in the Black-Scholes option pricing model are more fully described in Note 9 to these unaudited consolidated financial statements. The estimated fair value of stock-based compensation awards on the date of grant is amortized on a straight-line basis over the requisite service period. Stock-based compensation expense is recorded within cost of revenue, sales and marketing, research and development, and general and administrative expenses.

The following table sets forth the total stock-based compensation expense included in the unaudited consolidated statements of operations for the nine months ended September 30, 2009 and 2010:

	Nine Months Ended September 30,
	2009	2010

Cost of revenue	$59	$99
Sales and marketing	536	992
Research and development	54	63
General and administrative	445	763

	$1,094	$1,917

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except for share and per share data)

Net Income (Loss) Attributable to Common Shares

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Nine Months Ended
	September 30,
	2009	2010

Basic net income (loss) per common share calculation:
Net income (loss)	$(8,481)	$2,908
Less: Undistributed earnings allocated to participating securities	—	(2,644)

Net income (loss) attributable to common shares	(8,481)	264
Weighted average common shares outstanding	16,168,440	34,235,347

Basic net income (loss) per share	$(0.52)	$0.01

Diluted net income (loss) per common share calculation:
Net income (loss)	$(8,481)	$2,908
Less: Undistributed earnings allocated to participating securities	—	(2,644)

Net income (loss) attributable to common shares — diluted	(8,481)	264
Weighted average shares used to compute basic net income (loss) per share	16,168,440	34,235,347
Effect of potentially dilutive securities:
Employee stock options	—	7,210,669
Warrants	—	—
Restricted stock units	—	—

Weighted average shares used to compute diluted net income (loss) per share	16,168,440	41,446,016

Diluted net income (loss) per share	$(0.52)	$0.01

Diluted net income (loss) per share for the periods presented does not reflect the following potential common shares as the effect would be anti-dilutive:

	Nine Months Ended
	September 30,
	2009	2010

Stock options, restricted stock units, and warrants	12,585,584	1,525,432

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) clarified the accounting guidance for sales of tangible products containing both software and hardware elements and issued new guidance that amends the criteria for evaluating the individual items in a multiple deliverable revenue arrangement and how to allocate the consideration received to the individual items. The guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has evaluated the potential impact of the revised guidance on the Company’s financial position and results

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except for share and per share data)

of operations and has concluded that the guidance will not have a material impact on its consolidated financial statements.

In January 2010, the FASB issued updated guidance related to fair value measurements and disclosures, which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3, a reporting entity should disclose separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than on a net basis). The updated guidance also requires that an entity should provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for Level 2 and Level 3 fair value measurements. The updated guidance is effective for interim or annual financial reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company adopted the updated guidance in the first quarter of 2010, and the impact on the consolidated financial statements was not material.

(3)	Acquisitions

On January 22, 2010, the Company completed its acquisition of Syllogic Corporation (Syllogic) for total consideration of $1.1 million. The purchase price consisted of 120,000 shares of common stock valued at $0.6 million and contingent cash consideration of $0.5 million, which is estimated to be paid out over a four year period. The total maximum contingent cash consideration that could be paid pursuant to the agreement is $0.8 million.

Syllogic was a reseller of the Company’s QlikView product in Japan. The Company believes the acquisition of Syllogic gives it a direct sales presence in the country of Japan and access to the Japanese market.

The acquisition was accounted for under the purchase method of accounting. Assets acquired and liabilities assumed were recorded at their carrying values as of January 22, 2010, and were determined to approximate fair value. Included in liabilities assumed were $0.5 million of notes payable which were paid off during the quarter ended March 31, 2010. The total preliminary purchase price was $1.1 million, excluding the estimated acquisition related transaction costs of approximately $0.2 million. Acquisition-related transaction costs include legal and accounting fees directly related to the acquisition.

Purchase Price Allocation

Under the acquisition method of accounting, the total estimated purchase price was allocated to Syllogic’s net tangible liabilities and intangible assets based on their estimated fair values as of January 22, 2010. The excess of the purchase price over the net tangible liabilities and identifiable intangible assets was recorded as goodwill. The preliminary allocation of the purchase price as shown in the table below was based upon management’s preliminary

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except for share and per share data)

valuation, which was based on estimates and assumptions that are subject to change. The preliminary estimated purchase price is allocated as follows:

Cash and cash equivalents	$245
Other current assets	606
Liabilities, including notes payable	(1,472)

Net tangible liabilities acquired	(576)
Definite-lived intangible assets acquired	185
Goodwill	1,498

Total purchase price	$1,107

Definite-lived intangible assets consist of the value assigned to Syllogic’s customer relationships of $0.1 million and trademarks of $0.1 million.

The value assigned to Syllogic’s customer relationships was determined by discounting the estimated cash flows associated with the existing customers as of the date the acquisition of Syllogic was consummated taking into consideration estimated attrition of the existing customer base. The Company amortizes the value of Syllogic’s customer relationships on a straight-line basis over five years. Amortization of customer relationships is not deductible for tax purposes.

The value assigned to Syllogic’s trademark was determined by utilizing the Relief from Royalty Method. The royalty rates used to value the trademarks were based on estimates of prevailing royalty rates paid for the use of similar trade names and trademarks in market transactions involving license arrangements of companies that operate in the computer software industry. The Company amortizes the trademarks on a straight-line basis over three years. Amortization of trademarks is not deductible for tax purposes.

Of the total estimated purchase price, approximately $1.5 million has been allocated to goodwill and is not deductible for tax purposes. Goodwill represents factors including expected synergies from combining operations and is the excess of the purchase price of an acquired business over the fair value of the net tangible and intangible assets acquired.

(4)	Goodwill and Other Intangible Assets

The following table provides information regarding the Company’s intangible assets subject to amortization:

	December 31, 2009			September 30, 2010
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Amount	Amortization	Amount	Amount	Amortization	Amount

Purchased technology	$189	$(114)	$75	$202	$(152)	$50
Customer relationships and other identified intangible assets	571	(229)	342	744	(347)	397

Total	$760	$(343)	$417	$946	$(499)	$447

Amortization of intangible assets amounted to $0.1 million and $0.2 million for the nine months ended September 30, 2009 and 2010, respectively. The estimated aggregate amortization expense for each of the succeeding years is as follows: de minimis for the remainder of 2010; $0.2 million in 2011; and $0.2 million in 2012.

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except for share and per share data)

The change in goodwill in the consolidated balance sheet during 2010 was due to the acquisition of Syllogic and foreign currency translation. The Company evaluates the useful lives of these assets quarterly and test for impairments whenever events or changes in circumstances occur that could impact the recoverability of these assets.

(5)	Fair Value Measurements

The Company evaluates assets and liabilities subject to fair value measurements on a recurring and nonrecurring basis to determine the appropriate level to classify them for each reporting period. This determination requires significant judgments to be made by the Company. The following table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2009 and September 30, 2010, by level within the fair value hierarchy:

	Amounts at	Fair Value Measurement Using
	Fair Value	Level 1	Level 2	Level 3

As of December 31, 2009
Assets
Cash and cash equivalents	$24,852	$24,852	$—	$—
Liabilities
Stock warrant liability	$4,637	$—	$—	$4,637
As of September 30, 2010
Assets
Cash and cash equivalents	$156,254	$156,254	$—	$—
Liabilities
Stock warrant liability	$2,295	$—	$—	$2,295

The fair value of the stock warrant liability is based on Level 3 inputs. For this liability, the Company developed its own assumptions that do not have observable inputs or available market data to support the fair value. The Company estimated the fair value of the warrant to purchase 93,981 shares of the Company’s common stock at a purchase price of $1.65 per share held by PC Business Intelligence, S.L. (PCB Warrant) by utilizing a fair value methodology which incorporates both the Black-Scholes pricing model, as well as the probability of an IPO occurring by February 1, 2010, estimates of the level of Gross Sales (as defined in the purchase agreement related to the PCB Warrant) of a subsidiary of the Company for 2009, and an estimated discount rate. The Company estimated the fair value of its preferred stock warrant liability by utilizing a Black-Scholes based option pricing model, which considered the estimated fair value of these preferred stock warrants in both an IPO scenario (IPO scenario), in which the warrants have attributes of common stock warrants, and a merger and acquisition scenario (M&A scenario), in which the warrants have attributes of preferred stock warrants. In the IPO scenario, the inputs in the Black-Scholes model included an expected term equal to the remaining contractual life of the warrant, a risk free rate commensurate with the remaining term of the warrant, volatility of comparable companies for a period consistent with the expected term, and a dividend yield of 0% as the Company has never paid dividends. In the M&A scenario, the Company’s Black-Scholes model included an expected term commensurate with the estimated timing of a liquidity event, a risk free rate commensurate with the expected term, volatility of comparable companies for a period consistent with the expected term, and a dividend yield of 0%. The estimates of the fair value of preferred stock warrants require a significant amount of judgment. In connection with the Company’s IPO, all then outstanding shares of convertible preferred stock were automatically converted into shares of common stock. As a result of this conversion, the then outstanding warrants to purchase convertible preferred stock were converted into warrants to purchase 474,282 shares of common stock which are no longer considered to be contingently

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except for share and per share data)

redeemable. Accordingly, these warrants were reclassified to additional paid-in capital in July 2010 in connection with the Company’s IPO.

The reconciliation of the stock warrant liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) is as follows:

Warrant
Liability

Balance at January 1, 2010	$4,637
Impact of foreign currency translation	(130)
Change in fair value of warrant liability	1,962
Reclass of warrant liability to additional paid-in capital	(4,174)

Balance at September 30, 2010	$2,295

As reported in balance sheet:
Current	$2,295

(6)	Long-Term Debt

As of December 31, 2009, the Company owed $6.9 million on a note payable held by Stiftelsen Industrifonden, which is one of the Company’s stockholders, of which $3.0 million was classified as current portion of long-term debt and $3.8 million classified as long-term debt. In addition, there was $0.1 million of unaccreted discount.

On July 27, 2010, the Company paid in full the outstanding principal, accrued interest, and a prepayment fee on the note payable held by Stiftelsen Industrifonden with the proceeds from its IPO. The note payable to Stiftelsen Industrifonden had an outstanding principal balance of 38.6 million Swedish kronor (approximately $5.3 million based on an exchange rate of approximately 0.14). In addition, the accrued interest and prepayment penalty amounted to 0.5 million Swedish kronor (approximately $0.1 million based on an exchange rate of approximately 0.14). Borrowings under the note payable were collateralized by shares of the Company’s wholly owned Swedish subsidiary.

(7)	Benefit (Provision) for Income Taxes

The benefit for income taxes for the nine months ended September 30, 2009 and the provision for income taxes for the nine months ended September 30, 2010 include amounts recorded for federal, state, and foreign income taxes. The effective tax rates for the nine months ended September 30, 2009 and 2010 reflect the Company’s estimated annual tax rate on reported income (loss) before income tax plus tax benefits attributable to the release of a valuation allowance and the recognition of an adjustment attributable to the filing of the prior year U.S. income tax returns. The Company operates in an international environment with significant operations in various locations outside of the United States. Accordingly, the consolidated income tax rate is a composite rate reflecting the Company’s income (losses) and the applicable tax rate in the various locations where the Company operates.

(8)	Business and Geographic Segment Information

The Company currently operates in one business segment, namely, the development, commercialization and implementation of software products and related services. The Company is managed and operated as one business. A single management team that reports to the chief operating decision maker comprehensively manages the entire business. The Company does not operate any material separate lines of business or separate business entities with respect to its products or product development. Accordingly, the Company views its business and manages its operations as one reportable segment.

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except for share and per share data)

The Company’s revenues were generated in the following geographic regions:

	Nine Months Ended September 30,
	2009	2010

Americas	$27,968	$44,205
Europe	60,876	89,850
Rest of world	6,711	11,108

Consolidated total	$95,555	$145,163

(9)	Stock-based Compensation

The following provides a summary of the stock option activity for the Company as of the noted dates:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise	Contractual
	Shares	Price	Term (Years)

Outstanding as of December 31, 2009	12,341,473	$1.51	6.83
Granted	1,539,150	7.66	—
Exercised	(869,141)	1.19	—
Forfeited	(276,246)	1.57	—

Outstanding as of September 30, 2010	12,735,236	$2.28	6.55

Exercisable at September 30, 2010	7,680,683	$1.28	5.56
Vested and expected to vest at September 30, 2010	12,153,855	$2.21	6.47

The 2010 Equity Incentive Plan (2010 Plan) took effect on the effective date of the registration statement for the Company’s IPO. The Company has reserved 3,300,000 shares of its common stock for issuance under the 2010 Plan. The number of shares reserved for issuance under the 2010 Plan will be increased automatically on January 1st of each year, starting with 2011, by a number equal to the smallest of 3,300,000 shares; 3.75% of the shares of common stock outstanding at that time; or the number shares determined by the Company’s board of directors. As of September 30, 2010, there were 2,973,850 shares available for grant under the 2010 plan.

For the nine months ended September 30, 2009 and 2010, the Company issued options exercisable for 1,605,202 and 1,539,150 shares of common stock, respectively, to employees and non-employee directors. The grant date weighted average fair value per option for the nine months ended September 30, 2009 and 2010 was $0.76 and $3.80, respectively.

In July, 2010, in connection with the Company’s IPO, pursuant to the Company’s director compensation program, the Company granted restricted stock unit awards for an aggregate of 37,500 shares of common stock to its non-employee directors having an aggregate value of $0.4 million based on the Company’s IPO price of $10.00. A restricted stock unit is a stock award that entitles the holder to receive shares of the Company’s common stock as the award vests. Vesting may be based on length of service, the attainment of performance-based milestones, or a combination of both. These restricted stock unit awards vest in full on the earliest of, the anniversary of the Company’s IPO, the death of the recipient, or a change of control of the Company.

QLIK TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except for share and per share data)

Proceeds from the exercise of options exercised were $0.4 million and $1.0 million for the nine months ended September 30, 2009 and 2010, respectively. The total intrinsic value of the options exercised during the nine month ended September 30, 2009 and 2010 was $0.5 million and $5.7 million, respectively. The Company recognized an excess tax benefit on such exercises for the nine months ended September 30, 2010 of $0.3 million.

The aggregate intrinsic value of options outstanding as of September 30, 2010 was $251.8 million. The aggregate intrinsic value of options fully vested as of September 30, 2010 was $159.5 million.

The assumptions used in the Black-Scholes option pricing model are:

	Nine Months Ended September 30,
	2009	2010

Expected dividend yield	0.0%	0.0%
Risk-free interest rate	1.5% - 2.3%	1.3% - 2.7%
Expected volatility	44.7% - 62.4%	48.7% - 50.2%
Expected life (Swedish grants, in years)	4	4
Expected life (all other grants, in years)	6.25	6.25
Estimated fair value of common stock (per share)	$1.65	$5.18 - 14.06

For the nine months ended September 30, 2009 and 2010, the Company recorded stock-based compensation expenses of $1.1 million and $1.9 million, respectively.

As of September 30, 2010, there was $8.1 million of total unrecognized compensation cost, net of estimated forfeitures, related to non-vested employee and non-employee director stock options. As of September 30, 2010, there was $0.3 million of total unrecognized compensation cost, net of estimated forfeitures, related to the non-vested non-employee directors restricted stock units.

(10)	Subsequent Events

In March 2006, the Company issued a warrant to purchase 260,082 shares of the Company’s common stock at $0.63 per share which contained a net exercise provision. On November 2, 2010, the holder exercised the warrant in full on a net exercise basis and received 253,605 shares of the Company’s common stock.

On November 4, 2010, the holder of the PCB Warrant exercised the warrant in full to purchase 93,891 shares of the Company’s common stock at $1.65 per share. The Company received proceeds of $0.2 million upon completion of the transaction.

On November 23, 2010, the Company entered into an amendment to the lease for its corporate headquarters in Radnor, Pennsylvania which increased the aggregate rentable square footage of space up from approximately 17,330 square feet to up to approximately 39,200 square feet. The lease commences with the date that the landlord substantially completes renovation work on the additional space and has a term of ten years and three months from that date.

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fees.

SEC registration fee	$18,613
FINRA filing fee	26,605
Printing and engraving expenses	150,000
Legal fees and expenses	600,000
Accounting fees and expenses	125,000
Transfer agent and registrar fees	15,000
Miscellaneous fees and expenses	64,782

Total	$1,000,000

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, the registrant’s certificate of incorporation includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the DGCL, the bylaws of the registrant provide that:

•	The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•	The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the

DGCL and also provides for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.	Recent Sales of Unregistered Securities

During the last three years, the registrant made sales of the following unregistered securities:

(1) From November 26, 2007 through November 26, 2010, the registrant sold and issued to its employees and service providers an aggregate of 3,812,871 shares of its common stock pursuant to option exercises under registrant’s 2004 Omnibus Stock Option and Award Plan and registrant’s 2007 Omnibus Stock Option and Award Plan at prices ranging from $0.6298 to $3.81 per share for an aggregate purchase price of $2,997,802.05.

(2) From November 26, 2007 through November 26, 2010, the registrant granted to its employees and service providers options to purchase an aggregate of 8,340,730 shares of its common stock under the registrant’s 2004 Omnibus Stock Option and Award Plan and 2007 Omnibus Stock Option and Award Plan at prices ranging from $1.65 to $6.91 per share for an aggregate purchase price of $21,827,016.57.

(3) On January 21, 2008, the registrant issued a warrant to purchase an aggregate of 93,981 shares of the registrant’s Series A common stock at an exercise price of $1.65 per share to PC Compatible Business Intelligence, S.L. This warrant was exercised for 93,981 shares of the registrant’s common stock on November 4, 2010.

(4) On June 16, 2008, the registrant issued a warrant to purchase an aggregate of 214,200 shares of the registrant’s Series A preferred stock at an exercise price of $2.31 per share to Stiftelsen Industrifonden. The warrant may be exercised at any time prior to its termination date of June 16, 2018.

(5) On January 22, 2010, the registrant issued an aggregate of 120,000 shares of the registrant’s Series A common stock at a price of $5.18 per share to three individuals in connection with the acquisition of Syllogic Corporation.

(6) On November 2, 2010, the registrant issued 253,605 shares of the registrant’s common stock upon net exercise of a warrant.

No underwriters were involved in the foregoing sales of securities. The issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, Rule 701 promulgated under Section 3(b) of the Securities Act or Regulation S under the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates, warrant agreements and option agreements issued in such transactions.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit
Number		Description

1.1		Form of Underwriting Agreement
3	.2(5)	Restated Certificate of Incorporation of Registrant
3	.4(1)	Amended and Restated Bylaws of the Registrant
4	.2(3)	Form of Registrant’s Common Stock Certificate
4	.3(1)	Investors’ Rights Agreement, dated November 17, 2004 and as amended on various dates, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto
4	.3.A(5)	Amendment and Waiver of Notice Agreement, dated June 11, 2010, by and among the Registrant and certain investors listed on the signature pages thereto
4	.4(1)	First Refusal and Co-Sale Agreement, dated November 17, 2004 and as amended on various dates, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto
4	.5(1)	Voting Agreement, dated November 17, 2004 and as amended on various dates, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto
4	.6(1)	First Amendment to Voting Agreement, dated October 10, 2007, by and among the Registrant, QlikTech International AB and certain stockholders
5.1		Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
10	.1†(3)	Form of Indemnification Agreement between the Registrant and Lars Björk
10	.2†(3)	Form of Indemnification Agreement between the Registrant and John Gavin, Jr.
10	.3†(3)	Form of Indemnification Agreement between the Registrant and Bruce Golden
10	.4†(3)	Form of Indemnification Agreement between the Registrant and Erel Margalit
10	.5†(3)	Form of Indemnification Agreement between the Registrant and Alexander Ott
10	.6†(3)	Form of Indemnification Agreement between the Registrant and Paul Wahl
10	.7†(3)	Form of Indemnification Agreement between the Registrant and William G. Sorenson
10	.8†(3)	Form of Indemnification Agreement between the Registrant and Leslie Bonney
10	.9†(3)	Form of Indemnification Agreement between the Registrant and Anthony Deighton
10	.10†(3)	Form of Indemnification Agreement between the Registrant and Douglas Laird
10	.11†(4)	Amended and Restated Employment Agreement, dated June 1, 2010, by and between the Registrant and Lars Björk
10	.12†(4)	Amended and Restated Employment Agreement, dated June 1, 2010, by and between the Registrant and William Sorenson
10	.13†(3)	Employment Agreement, dated May 2, 2005, by and between the Registrant and Leslie Bonney
10	.13.A†(4)	Letter Agreement, dated June 1, 2010, by and between the Registrant and Leslie Bonney
10	.14†(4)	Amended and Restated Employment Offer Letter, dated June 1, 2010, by and between the Registrant and Anthony Deighton
10	.15†(4)	Amended and Restated Employment Offer Letter, dated June 1, 2010, by and between the Registrant and Douglas Laird
10	.16†(1)	Amended and Restated Consulting Agreement, dated September 1, 2005, by and between the Registrant and Paul Wahl
10	.17†(1)	Consulting Agreement, dated October 1, 2004, by and between the Registrant and Alexander Ott
10	.18†(1)	2004 Omnibus Stock Option and Award Plan
10	.19†(1)	2007 Omnibus Stock Option and Award Plan
10	.20†(1)	2010 Equity Incentive Plan, as currently in effect

Exhibit
Number		Description

10	.21†(1)	Form of Notice of Stock Option Grant and Stock Option Agreement under 2010 Equity Incentive Plan
10	.22(1)	Translation of Agreement by and between the Registrant, QlikTech International AB and Svenska Handelsbanken AB dated as of July 11, 2008
10	.23(1)	Translation of Amendment Agreement by and between the Registrant, QlikTech International AB and Svenska Handelsbanken AB dated as of July 13, 2009
10	.24†(1)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreement granted to Alexander Ott under the 2004 Omnibus Stock Option and Award Plan
10	.25†(1)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreements granted to Anthony Deighton under the 2004 Omnibus Stock Option and Award Plan and under the 2007 Omnibus Stock Option and Award Plan, and Side letter, dated November 2006, between the Registrant and Anthony Deighton
10	.25.A†(4)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreement granted to Anthony Deighton under the 2007 Omnibus Stock Option and Award Plan, dated May 21, 2010
10	.26†(1)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreement granted to Douglas Laird under the 2007 Omnibus Stock Option and Award Plan
10	.26.A†(4)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreement granted to Douglas Laird under the 2007 Omnibus Stock Option and Award Plan, dated May 21, 2010
10	.27†(1)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreements granted to Lars Björk under the 2004 Omnibus Stock Option and Award Plan and the 2007 Omnibus Stock Option and Award Plan
10	.27.A†(4)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreement granted to Lars Björk under the 2007 Omnibus Stock Option and Award Plan, dated May 21, 2010
10	.28†(1)	2004, 2005 and 2009 Omnibus Stock Option and Award Plans and Sub-Plans for the UK Agreements granted to Leslie Bonney
10	.28.A†(4)	2010 Omnibus Stock Option and Award Plan and Sub-Plan for the UK Agreement granted to Leslie Bonney, dated May 21, 2010
10	.29†(1)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreements granted to Paul Wahl under the 2004 Omnibus Stock Option and Award Plan and 2007 Omnibus Stock Option and Award Plan
10	.30†(1)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreement granted to William Sorenson under the 2007 Omnibus Stock Option and Award Plan
10	.30.A†(4)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreement granted to William Sorenson under the 2007 Omnibus Stock Option and Award Plan, dated May 21, 2010
10	.31†(4)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreement granted to John Gavin, Jr. under the 2007 Omnibus Stock Option and Award Plan
10	.32(1)	Term Loan Facility Agreement, dated June 16, 2008, between the Registrant and Stiftelsen Industrifonden
10	.33(1)	Warrant to Purchase Shares of Preferred Stock, dated June 16, 2008, issued by the Registrant to Stiftelsen Industrifonden
10	.34(1)	Share Pledge Agreement, dated June 16, 2008, between the Registrant and Stiftelsen Industrifonden
10	.35(1)	Stock Purchase Agreement, dated November 17, 2004, between the Registrant, QlikTech International AB and the Investors (as defined therein)
10	.36(1)	Lease, dated November 15, 2005, between the Registrant and Radnor Properties-SDC, L.P.
10	.37(1)	First Amendment to Lease, dated March 13, 2009, between the Registrant and Radnor Properties-SDC, L.P.
10	.38(2)	Translation of “Hyreskontrakt for local,” dated May 22, 2007, between QlikTech International AB and Ideon AB

Exhibit
Number		Description

10.39		Reference is made to Exhibits 4.3, 4.3A, 4.4, 4.5 and 4.6
10	.40†(6)	Form of Indemnification Agreement between the Registrant and John Burris
10	.41(7)	Second Amendment to Lease dated as of November 23, 2010, by and between Radnor Properties — SDC, L.P. and the Registrant.
21	.1(1)	List of subsidiaries of the Registrant (including jurisdiction of organization and names under which subsidiaries do business)
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2		Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1)
23	.3*	Consent of International Data Corporation
24	.1*	Powers of Attorney (included in the signature pages to the registration statement)

†	Compensation arrangement

*	Previously filed

(1)	Incorporated by reference to the same numbered exhibit to the Registrant’s Registration Statement on Form S-1 (SEC File No. 333-165844) filed on April 1, 2010.

(2)	Incorporated by reference to the same numbered exhibit to the Registrant’s Amendment No. 1 to Registration Statement on Form S-1 (SEC File No. 333-165844) filed on May 5, 2010.

(3)	Incorporated by reference to the same numbered exhibit to the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 (SEC File No. 333-165844) filed on May 27, 2010.

(4)	Incorporated by reference to the same numbered exhibit to the Registrant’s Amendment No. 3 to Registration Statement on Form S-1 (SEC File No. 333-165844) filed on June 4, 2010.

(5)	Incorporated by reference to the same numbered exhibit to the Registrant’s Amendment No. 4 to Registration Statement on Form S-1 (SEC File No. 333-165844) filed on June 28, 2010.

(6)	Incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K (SEC File No. 001-34803) filed on October 14, 2010.
(7)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (SEC File No. 001-34803) filed on November 23, 2010.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Radnor, Commonwealth of Pennsylvania, on this 29th day of November, 2010.

QLIK TECHNOLOGIES INC.

By:	/s/ Lars Björk
Lars Björk
President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature		Title	Date

/s/ Lars Björk Lars Björk		President, Chief Executive Officer and Director (Principal Executive Officer)	November 29, 2010

/s/ William G. Sorenson William G. Sorenson		Chief Financial Officer (Principal Accounting and Financial Officer)	November 29, 2010

* John Burris		Director	November 29, 2010

* John Gavin, Jr.		Director	November 29, 2010

* Bruce Golden		Director	November 29, 2010

* Erel Margalit		Director	November 29, 2010

* Alexander Ott		Director	November 29, 2010

* Paul Wahl		Director	November 29, 2010

*By:	/s/ William G. Sorenson Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
Number		Description

1.1		Form of Underwriting Agreement
3	.2(5)	Restated Certificate of Incorporation of Registrant
3	.4(1)	Amended and Restated Bylaws of the Registrant
4	.2(3)	Form of Registrant’s Common Stock Certificate
4	.3(1)	Investors’ Rights Agreement, dated November 17, 2004 and as amended on various dates, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto
4	.3.A(5)	Amendment and Waiver of Notice Agreement, dated June 11, 2010, by and among the Registrant and certain investors listed on the signature pages thereto
4	.4(1)	First Refusal and Co-Sale Agreement, dated November 17, 2004 and as amended on various dates, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto
4	.5(1)	Voting Agreement, dated November 17, 2004 and as amended on various dates, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto
4	.6(1)	First Amendment to Voting Agreement, dated October 10, 2007, by and among the Registrant, QlikTech International AB and certain stockholders
5.1		Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
10	.1†(3)	Form of Indemnification Agreement between the Registrant and Lars Björk
10	.2†(3)	Form of Indemnification Agreement between the Registrant and John Gavin, Jr.
10	.3†(3)	Form of Indemnification Agreement between the Registrant and Bruce Golden
10	.4†(3)	Form of Indemnification Agreement between the Registrant and Erel Margalit
10	.5†(3)	Form of Indemnification Agreement between the Registrant and Alexander Ott
10	.6†(3)	Form of Indemnification Agreement between the Registrant and Paul Wahl
10	.7†(3)	Form of Indemnification Agreement between the Registrant and William G. Sorenson
10	.8†(3)	Form of Indemnification Agreement between the Registrant and Leslie Bonney
10	.9†(3)	Form of Indemnification Agreement between the Registrant and Anthony Deighton
10	.10†(3)	Form of Indemnification Agreement between the Registrant and Douglas Laird
10	.11†(4)	Amended and Restated Employment Agreement, dated June 1, 2010, by and between the Registrant and Lars Björk
10	.12†(4)	Amended and Restated Employment Agreement, dated June 1, 2010, by and between the Registrant and William Sorenson
10	.13†(3)	Employment Agreement, dated May 2, 2005, by and between the Registrant and Leslie Bonney
10	.13.A†(4)	Letter Agreement, dated June 1, 2010, by and between the Registrant and Leslie Bonney
10	.14†(4)	Amended and Restated Employment Offer Letter, dated June 1, 2010, by and between the Registrant and Anthony Deighton
10	.15†(4)	Amended and Restated Employment Offer Letter, dated June 1, 2010, by and between the Registrant and Douglas Laird
10	.16†(1)	Amended and Restated Consulting Agreement, dated September 1, 2005, by and between the Registrant and Paul Wahl
10	.17†(1)	Consulting Agreement, dated October 1, 2004, by and between the Registrant and Alexander Ott
10	.18†(1)	2004 Omnibus Stock Option and Award Plan
10	.19†(1)	2007 Omnibus Stock Option and Award Plan
10	.20†(1)	2010 Equity Incentive Plan, as currently in effect
10	.21†(1)	Form of Notice of Stock Option Grant and Stock Option Agreement under 2010 Equity Incentive Plan

Exhibit
Number		Description

10	.22(1)	Translation of Agreement by and between the Registrant, QlikTech International AB and Svenska Handelsbanken AB dated as of July 11, 2008
10	.23(1)	Translation of Amendment Agreement by and between the Registrant, QlikTech International AB and Svenska Handelsbanken AB dated as of July 13, 2009
10	.24†(1)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreement granted to Alexander Ott under the 2004 Omnibus Stock Option and Award Plan
10	.25†(1)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreements granted to Anthony Deighton under the 2004 Omnibus Stock Option and Award Plan and under the 2007 Omnibus Stock Option and Award Plan, and Side letter, dated November 2006, between the Registrant and Anthony Deighton
10	.25.A†(4)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreement granted to Anthony Deighton under the 2007 Omnibus Stock Option and Award Plan, dated May 21, 2010
10	.26†(1)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreement granted to Douglas Laird under the 2007 Omnibus Stock Option and Award Plan
10	.26.A†(4)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreement granted to Douglas Laird under the 2007 Omnibus Stock Option and Award Plan, dated May 21, 2010
10	.27†(1)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreements granted to Lars Björk under the 2004 Omnibus Stock Option and Award Plan and the 2007 Omnibus Stock Option and Award Plan
10	.27.A†(4)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreement granted to Lars Björk under the 2007 Omnibus Stock Option and Award Plan, dated May 21, 2010
10	.28†(1)	2004, 2005 and 2009 Omnibus Stock Option and Award Plans and Sub-Plans for the UK Agreements granted to Leslie Bonney
10	.28.A†(4)	2010 Omnibus Stock Option and Award Plan and Sub-Plan for the UK Agreement granted to Leslie Bonney, dated May 21, 2010
10	.29†(1)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreements granted to Paul Wahl under the 2004 Omnibus Stock Option and Award Plan and 2007 Omnibus Stock Option and Award Plan
10	.30†(1)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreement granted to William Sorenson under the 2007 Omnibus Stock Option and Award Plan
10	.30.A†(4)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreement granted to William Sorenson under the 2007 Omnibus Stock Option and Award Plan, dated May 21, 2010
10	.31†(4)	Omnibus Stock Option and Award Plan Non-Qualified Stock Option Award Agreement granted to John Gavin, Jr. under the 2007 Omnibus Stock Option and Award Plan
10	.32(1)	Term Loan Facility Agreement, dated June 16, 2008, between the Registrant and Stiftelsen Industrifonden
10	.33(1)	Warrant to Purchase Shares of Preferred Stock, dated June 16, 2008, issued by the Registrant to Stiftelsen Industrifonden
10	.34(1)	Share Pledge Agreement, dated June 16, 2008, between the Registrant and Stiftelsen Industrifonden
10	.35(1)	Stock Purchase Agreement, dated November 17, 2004, between the Registrant, QlikTech International AB and the Investors (as defined therein)
10	.36(1)	Lease, dated November 15, 2005, between the Registrant and Radnor Properties-SDC, L.P.
10	.37(1)	First Amendment to Lease, dated March 13, 2009, between the Registrant and Radnor Properties-SDC, L.P.
10	.38(2)	Translation of “Hyreskontrakt for local,” dated May 22, 2007, between QlikTech International AB and Ideon AB
10.39		Reference is made to Exhibits 4.3, 4.3A, 4.4, 4.5 and 4.6
10	.40†(6)	Form of Indemnification Agreement between the Registrant and John Burris

Exhibit
Number		Description

10	.41(7)	Second Amendment to Lease dated as of November 23, 2010, by and between Radnor Properties — SDC, L.P. and the Registrant.
21	.1(1)	List of subsidiaries of the Registrant (including jurisdiction of organization and names under which subsidiaries do business)
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2		Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1)
23	.3*	Consent of International Data Corporation
24	.1*	Powers of Attorney (included in the signature pages to the registration statement)

†	Compensation arrangement

*	Previously filed

(1)	Incorporated by reference to the same numbered exhibit to the Registrant’s Registration Statement on Form S-1 (SEC File No. 333-165844) filed on April 1, 2010.
(2)	Incorporated by reference to the same numbered exhibit to the Registrant’s Amendment No. 1 to Registration Statement on Form S-1 (SEC File No. 333-165844) filed on May 5, 2010.
(3)	Incorporated by reference to the same numbered exhibit to the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 (SEC File No. 333-165844) filed on May 27, 2010.
(4)	Incorporated by reference to the same numbered exhibit to the Registrant’s Amendment No. 3 to Registration Statement on Form S-1 (SEC File No. 333-165844) filed on June 4, 2010.
(5)	Incorporated by reference to the same numbered exhibit to the Registrant’s Amendment No. 4 to Registration Statement on Form S-1 (SEC File No. 333-165844) filed on June 28, 2010.
(6)	Incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K (SEC File No. 001-34803) filed on October 14, 2010.

(7)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (SEC File No. 001-34803) filed on November 23, 2010.